INDEX TO EXHIBITS

3.1*   —Second Amended and Restated Certificate of Incorporation of Southern Star Central Corp., filed August 7, 2003.

3.2*   —Bylaws of Southern Star Central Corp.

3.3*   —Restated Certificate of Incorporation of Southern Star Central Gas Pipeline, Inc., as amended.

3.4*   —Bylaws of Southern Star Central Gas Pipeline, Inc.

3.5   —Certificate of Amendment of Certificate of Incorporation of Southern Star filed March 15, 2004.

4.1*   —Indenture, dated August 8, 2003, by and among Southern Star Central Corp. and Deutsche Bank Trust Company Americas, as Trustee.

4.2   —$8^1/_2$% Senior Secured Note Due 2010.

4.3*   —Stock Pledge Agreement, dated as of August 8, 2003, by and among Southern Star Central Corp. and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent.

4.4*   —Purchase Agreement, dated as of August 1, 2003, by and among Southern Star Central Corp. and Lehman Brothers, Inc., as the Initial Purchaser.

4.5*   —Shareholders Agreement, dated as of January 21, 2003, by and among Southern Star Central Corp., AIG Highstar Capital, L.P. and ASC Central, LLC.

4.6*   —Contingent Equity Facility Agreement, dated as of January 22, 2003, by and among Southern Star Central Corp., AIG Highstar Capital, L.P. and ASC Central, LLC.

4.7*   —Letter Agreement, dated as of December 26, 2003, by and among AIG Highstar Capital, L.P., ASC Central, LLC, and Southern Star Central Corp.

4.8*   —Indenture, dated November 8, 1999, by and among Southern Star Central Gas Pipelines, Inc. (f/k/a Williams Gas Pipelines Central, Inc.) and The Bank of New York, as Trustee.

4.9   —Credit Agreement, dated as of August 8, 2003, by and among Southern Star Central Gas Pipeline, Inc., Lenders named therein and Union Bank of California, N.A., as Lead Arranger, Collateral Agent and Administrative Agent.

4.10   —Amended Credit Agreement, dated as of February 24, 2004, by and among Southern Star Central Gas Pipeline, Inc., Lenders named therein and Union Bank of California, N.A., as Lead Arranger, Collateral Agent and Administrative Agent.

4.11   —Reimbursement and Credit Agreement, dated January 1, 2004, between Southern Star Central Gas Pipeline, Inc. and U.S. Bank, N.A.

4.12   —Trust Indenture, dated January 1, 2004, between Industrial Development Authority and U.S. Bank.

4.13 —Loan Agreement, dated January 1, 2004, between Industrial Development Authority and Southern Star Central Gas Pipeline, Inc.

10.1* —Trans-Storage Service Agreement under Rate Schedule TSS, dated October 3, 1994 (as amended), by and among Southern Star Central Gas Pipeline, Inc. (f/k/a Williams Natural Gas Company) and Kansas Gas Service Company, a division of ONEOK (f/k/a Western Resources, Inc.).

10.2* —Trans-Storage Service Agreement under Rate Schedule TSS, dated June 15, 2001 (as amended), by and among Southern Star Central Gas Pipeline, Inc. (f/k/a Williams Gas Pipelines Central, Inc.) and Missouri Gas Energy, a division of Southern Union Company.

10.3* —Tax Sharing Agreement, dated November 3, 2003 by and among Southern Star Central Corp. and Southern Star Central Gas Pipeline, Inc.

10.4 —Lease Agreement, dated January 1, 2004 between Industrial Development Authority and Southern Star Central Gas Pipeline, Inc.

12.1 —Computation of Ratio of Earnings to Fixed Charges.

21.1* —Subsidiaries of Southern Star Central Corp.

31.1 —Certificate of Christopher H. Lee, Chief Executive Officer of Southern Star Central Corp., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 —Certificate of Michael J. Walsh, Chief Financial Officer of Southern Star Central Corp., pursuant to Section 302 of the Sarbanes-Oxley Act 2002.

32.0 —Certificate of Christopher H. Lee, Chief Executive Officer of Southern Star Central Corp., and Michael J. Walsh, Chief Financial Officer of Southern Star Central Corp., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference from the Company's Registration Statement on Form S-4, as amended (Registration No. 333-110979).

Exhibit 3.5


CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

SOUTHERN STAR CENTRAL CORP.


It is hereby certified that:

1. The name of the corporation (hereinafter called the "Corporation") is Southern Star Central Corp.

2. The certificate of incorporation of the Corporation is hereby amended by striking out the prelude section of Article 4 thereof and by substituting in lieu of said prelude section of Article 4 the following new prelude section of Article 4:


"ARTICLE 4

CAPITAL STOCK


The total number of shares of all classes of stock that the Corporation shall have authority to issue is 3,000, consisting solely of:

1,000 shares of common stock, par value $.01 per share (the "Common Stock"); and

2,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), of which—

1,000 shares are hereby designated as Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"); and

1,000 shares are hereby designated as Series B Preferred Stock, par value $.01 per share (the "Series B Preferred Stock").

The following is a statement of the designations, powers, privileges and rights, and the qualifications, limitations and restrictions, in respect of each class of capital stock of the Corporation."

3. The amendment of the certificate of incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on February 27, 2004


SOUTHERN STAR CENTRAL CORP.

/s/ Aaron Gold
Aaron Gold, Secretary


Exhibit 4.2

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

CUSIP NO. 843830 AB 6
ISIN NO. US843830AB63

No. 1 $180,000,000

8.50% Senior Secured Notes Due 2010

Southern Star Central Corp., a Delaware corporation, promises to pay to Cede & Co., or registered assigns, the principal sum of ONE HUNDRED EIGHTY MILLION DOLLARS on August 1, 2010.

Interest Payment Dates:	February 1 and August 1
Record Dates:	January 15 and July 15

Additional provisions of this Note are set forth on the other side of this Security.

Dated: February 11, 2004

SOUTHERN STAR CENTRAL CORP.

By: /s/ Michael J. Walsh
     Name: Michael J. Walsh
     Title: Treasurer

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

DEUTSCHE BANK TRUST COMPANY AMERICAS

    as Trustee, certifies that this
        is one of the Notes referred
        to in the Indenture.
By:
    /s/ Susan Johnson
        Authorized Signatory

8.50% Senior Secured Notes due 2010

Capitalized terms used herein will have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1. *INTEREST.* Southern Star Central Corp., a Delaware corporation (the "*Company*"), promises to pay interest on the principal amount of this Note at 8.50% per annum from August 8, 2003 until maturity and will pay the Additional Interest payable pursuant to Section 5 of the Registration Rights Agreement referred to below. The Company will pay interest and Additional Interest, if any, semi-annually on February 1 and August 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "*Interest Payment Date*"), with the same force and effect as if made on the date for such payment. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from August 8, 2003; *provided* that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest will accrue from such next succeeding Interest Payment Date; *provided, further,* that the first Interest Payment Date will be February 1, 2004. The Company will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is 1% per annum in excess of the rate then in effect; it will pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Interest (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2. *METHOD OF PAYMENT.* The Company will pay interest on the Notes (except defaulted interest) and Additional Interest, if any, to the Persons who are registered Holders of Notes at the close of business on the January 15 or July 15 next (whether or not a Business Day) preceding the Interest Payment Date, even if such Notes are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium and Additional Interest, if any, and interest at the office or agency of the Company maintained for such purpose within The City and State of New York, or, at the option of the Company, payment of interest and Additional Interest, if any, may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest, premium and Additional Interest, if any, on, all Global Notes and all other Notes the Holders of which have provided wire transfer instructions to the Company or the Paying Agent if such Holders are registered Holders of at least $250,000 in principal amount of the Notes. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3. *PAYING AGENT AND REGISTRAR.* Initially, Deutsche Bank Trust Company Americas, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

4. *INDENTURE.* The Company issued the Notes under an Indenture dated as of August 8, 2003 ("*Indenture*") between the Company and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb). The Notes are subject to all such terms, and Holders are

referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture will govern and be controlling.

5.   *OPTIONAL REDEMPTION.*

(a) Except as set forth in clause (b) of this paragraph 5, the Notes will not be redeemable at the Company's option prior to August 1, 2007. On and after August 1, 2007, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on August 1 of the years indicated below:

Year	Percentage
2007	104.250
2008	102.125
2009 and thereafter	100.000

(b) Notwithstanding the foregoing, at any time prior to August 1, 2006, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture at a redemption price of 108.500% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by the Company; *provided* that at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of each such redemption (excluding Notes held by the Company and its Subsidiaries); and *provided, further*, that any such redemption occurs within 120 days of the date of the closing of such Equity Offering.

6.   *MANDATORY REDEMPTION.*

The Company is not required to make mandatory redemption payments with respect to the Notes.

7.   *REPURCHASE AT OPTION OF HOLDER.*

(a) If there is a Change of Control Triggering Event, the Company will be required to make an offer (a "*Change of Control Offer*") to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder's Notes at a purchase price equal to 101% of aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (the "*Change of Control Payment*"). Within 30 days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice.

(b) If the Company or a Restricted Subsidiary consummates an Asset Sale, within fifteen Business Days of each date on which the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company will commence an offer to all Holders of Notes and all holders of other Indebtedness that is *pari passu* with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an "*Asset Sale Offer*") pursuant to Section 3.09 of the Indenture to purchase the maximum principal amount of Notes and such other *pari passu* Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other *pari passu* Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such other *pari passu* Indebtedness to be purchased on a *pro rata* basis. Holders of Notes that are the subject of an offer to purchase will receive an Asset Sale Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes.

8.　　*NOTICE OF REDEMPTION.* Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than $1,000 may be redeemed in part but only in whole multiples of $1,000, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

9.　　*DENOMINATIONS, TRANSFER, EXCHANGE.* The Notes are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, it need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

10.　　*PERSONS DEEMED OWNERS.* The registered Holder of a Note may be treated as its owner for all purposes.

11.　　*AMENDMENT, SUPPLEMENT AND WAIVER.* Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes, and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes. Without the consent of any Holder of a Note, the Indenture or the Notes may be amended or supplemented to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of the Notes in case of a merger or consolidation or sale of all or substantially all of the Company's assets, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture or the Collateral Documents of any such Holder or to confirm and evidence the release, termination or discharge of any Lien securing the Notes which release, termination or discharge is permitted by the Indenture or the Collateral Documents, to provide for the issuance of Additional Notes in accordance with the provisions set forth in the Indenture, to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act, to provide for Guarantees by Restricted Subsidiaries as set forth in Section 4.19 of the Indenture.

12.　　*DEFAULTS AND REMEDIES.* An "*Event of Default*" occurs if: (i) the Company defaults in the payment when due of interest on, or Additional Interest with respect to, the Notes and such default continues for a period of 30 days; (ii) the Company defaults in the payment when due of the principal of, or premium, if any, on the Notes; (iii) the Company or any of its Restricted Subsidiaries fails to comply with any of the provisions contained in Sections 4.16 or 5.01 of the Indenture; (iv) the Company or any of its Restricted Subsidiaries for 30 days after notice of such failure fails to comply with any of Sections 3.09, 4.07, 4.09 or 4.10 of the Indenture or with any of the agreements contained in the Collateral Documents; (v) the Company or any of its Restricted Subsidiaries fails to observe or perform any other covenant or other agreement in the Indenture or the Notes for 60 days after notice of such failure to the Company by the Trustee; (vi) a default occurs under any mortgage, other indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "*Payment Default*") or results in the acceleration of such Indebtedness prior to its Stated Maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $15.0 million or more; (vii) the Company or any of its Restricted Subsidiaries is subject to final judgments aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (viii) (a) except as permitted by the Collateral Documents, any amendments thereto and the provisions of the Indenture, any of the Collateral Documents ceases to be in full force and effect or ceases to be effective, in all material respects, to create the Lien purported to be created in the Collateral in favor of the Holders for 60 days after notice to the Company, (b) the Company challenges, in writing, the Lien on the Collateral under the Collateral Documents prior to the time that the Liens on the Collateral are to be released or (c) the Company asserts, in writing, that any of the Collateral Documents is invalid and unenforceable, other than in accordance with its terms; and (ix) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary.

If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all outstanding Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except with respect to a Default or Event of Default relating to the payment of principal of, or interest or premium of Additional Interest, if any, on, the Notes.

In the case of any Event of Default occurring by reason of any willful action or inaction by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to August 1, 2007 by reason of any willful action or inaction by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to August 1, 2007, then the premium specified in the Indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may, on behalf of the Holders of all of the Notes, waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of principal of, or interest or premium or Additional Interest, if any, on, the Notes including in connection with an offer to purchase; *provided*, *however*, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any payment default that resulted from such acceleration, if the rescission would not conflict with any judgment or decree or if all existing Events of Default have been cured or waived. Upon any such waiver, such Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured for every purpose of this Indenture; but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.

13.   *TRUSTEE DEALINGS WITH COMPANY.*   The Trustee, in its individual or any other capacity, may make loans to, accept deposits from and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

14.   *NO RECOURSE AGAINST OTHERS.*   No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Noted by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

15.   *AUTHENTICATION.*   This Note will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

16.   *ABBREVIATIONS.*   Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (tenants in common), TEN ENT (tenants by the entireties), JT TEN (joint tenants with right of survivorship and not as tenants in common), CUST (custodian), and U/G/M/A (Uniform Gifts to Minors Act).

17.   *ADDITIONAL RIGHTS OF HOLDERS OF TRANSFER RESTRICTED SECURITIES.*   In addition to the rights provided to Holders of Notes under the Indenture, Holders of Transfer Restricted Securities will have all the rights set forth in the Registration Rights Agreement dated as of August 8, 2003, between the Company and the parties named on the signature pages thereof, or, with respect to any Additional Notes, Holders of Transfer Restricted Securities will have all the rights set forth in one or more registration rights agreements between the Company and the other parties thereto, relating to rights given by the Company to the purchasers of Additional Notes (collectively, the "*Registration Rights Agreement*").

18.   *CUSIP NUMBERS.*   Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as

contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

19. *GOVERNING LAW*. This Note will be governed by, and construed in accordance with, the laws of the State of New York.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture and/or the Registration Rights Agreement. Requests may be made to:

Southern Star Central Corp.
c/o AIG Highstar
175 Water Street, 26th Floor
New York, New York 10038
Attention: Michael J. Walsh

ASSIGNMENT FORM

To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to

_____

(Insert assignee's social security or tax identification number)

_____

_____

_____

(Print or type assignee's name, address and zip code)

and irrevocably appoint _____

to transfer this Note on the books of the Company. The agent may substitute another to act for him.

_____

Date:_____Your Signature:_____

(Sign exactly as your name appears on the face of this Note)

In connection with any transfer of any of the Notes evidenced by this certificate occurring prior to the expiration of the period referred to in Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act"), after the later of the date of original issuance of such Notes and the last date, if any, on which such Notes were owned by the Company or any Affiliate of the Company, the undersigned confirms that such Notes are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1) ☐ to the Company; or

(2) ☐ pursuant to an effective registration statement under the Securities Act; or

(3) ☐ inside the United States to a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act; or

(4) ☐ outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act; or

(5) ☐ pursuant to any other available exemption from the registration requirements of the Securities Act.

If such transfer is being made pursuant to an offshore transaction in accordance with Rule 904 under the Securities Act, the undersigned further certifies that:

(i) the offer of the Notes was not made to a person in the United States;

(ii) either (a) at the time the buy offer was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States, or (b) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

(iii) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903 or Rule 904 of Regulation S, as applicable;

(iv) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act;

(v) we have advised the transferee of the transfer restrictions applicable to the Notes; and

(vi) if the circumstances set forth in Rule 904(b) under the Securities Act are applicable, we have complied with the additional conditions therein, including (if applicable) sending a confirmation or other notice stating that the Notes may be offered and sold during the distribution compliance period specified in Rule 903 of Regulation S, pursuant to registration of the Notes under the Securities Act or pursuant to an available exemption from the registration requirements under the Securities Act.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered holder thereof; provided, however, that if box (4) or (5) is checked, the Trustee will be entitled to require, prior to registering any such transfer of the Notes, such legal opinions, certifications and other information as the Company has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, such as the exemption provided by Rule 144 under the Securities Act.

_____
Signature

Signature Guarantee:

_____   _____
Signature must be guaranteed   Signature

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated: _____

_____

NOTICE: To be executed by
              an executive officer

Option of Holder to Elect Purchase

If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.16 of the Indenture, check the box below:

☐ Section 4.10   ☐ Section 4.16

If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.10 or Section 4.16 of the Indenture, state the amount you elect to have purchased: $_____

Date: _____   Your Signature: _____
                                                      (Sign exactly as your name appears on the Note)

                                       Tax Identification No.: _____

Signature Guarantee:

_____
Signature must be guaranteed

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Schedule of Exchanges of Interests in the Global Note

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Global Note	Amount of Increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such Decrease (or Increase)	Signature of Authorized Officer of Trustee or Note Custodian

Exhibit 4.9

AMENDMENT NO. 1

DATED AS OF DECEMBER 2, 2003

(AMENDING THE CREDIT AGREEMENT DATED AS OF AUGUST 8, 2003)

AMONG

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.,
AS BORROWER,

THE LENDERS NAMED HEREIN,
AS LENDERS,

AND

UNION BANK OF CALIFORNIA, N.A.,
AS LEAD ARRANGER, COLLATERAL AGENT AND ADMINISTRATIVE AGENT

_____

THIS AMENDMENT NO. 1 (this "*Amendment*"), dated as of December 2, 2003, is entered into by and among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation, as the Borrower (the "*Borrower*"); the lenders that are signatories from time to time to the Credit Agreement (as defined below) (the "*Lenders*"), and UNION BANK OF CALIFORNIA, N.A., acting in its capacity as Lead Arranger, as Collateral Agent and as Administrative Agent (together with its permitted successors and assigns in each such capacity, the "*Agent*") (the Borrower, the Lenders and the Agent, collectively, the "*Parties*").

W I T N E S S E T H:

WHEREAS, the Parties entered into that certain Credit Agreement, dated as of August 8, 2003 (the "*Credit Agreement*");

WHEREAS, the Parties wish to update and amend Schedules 4.11(i) and 4.11(ii) to the Credit Agreement;

NOW, THEREFORE, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. <u>**Use of Defined Terms.**</u> **As used in this Amendment and unless otherwise expressly indicated, or unless the context clearly requires otherwise, for all purposes of this Amendment (a) capitalized terms shall have the meanings set forth in Schedule X to the Credit Agreement, and (b) the principles of construction set forth in Schedule X shall apply.**

ARTICLE II

AMENDMENTS

SECTION 2.1. <u>**Amendment to the Credit Agreement**</u>**. The Credit Agreement is hereby amended as follows:**

(a)   <u>Amendment to Schedule 4.11(i) of the Credit Agreement</u>.

Schedule 4.11(i) of the Credit Agreement is hereby amended and restated in its entirety and shall hereafter read as follows:

SCHEDULE 4.11(i)
TO
CREDIT AGREEMENT

ERISA

1. Plans maintained or contributed to by the Borrower or any ERISA Affiliate(s)

   Southern Star Retirement Plan (Union)

   Southern Star Retirement Plan (Non-Union), which is to be adopted by Borrower effective January 1, 2003 (This is a traditional final average pay pension plan for all non-union employees. Since this Plan has not yet been adopted, it has not yet received a favorable determination letter from the Internal Revenue Service.)

2. Plans to which the Borrower or any ERISA Affiliate(s) has any liability, potential liability or obligation to contribute

   Southern Star Retirement Plan (Union)

   Southern Star Retirement Plan (Non-Union), which is to be adopted by Borrower effective January 1, 2003 (This is a traditional final average pay pension plan for all non-union employees. Since this Plan has not yet been adopted, it has not yet received a favorable determination letter from the Internal Revenue Service.)

(b)   <u>Amendment to Schedule 4.11(ii) of the Credit Agreement</u>.

Schedule 4.11(ii) of the Credit Agreement is hereby amended and restated in its entirety and shall hereafter read as follows:

SCHEDULE 4.11(ii)
TO
CREDIT AGREEMENT

ERISA

Southern Star Retirement Plan (Union): As of December 31, 2002, this Plan had a Projected Benefit Obligation of $34,012,285, an Accumulated Benefit Obligation of $28,055,867, and assets, at fair value, of $12,218,282.

Southern Star Retirement Plan (Non-Union), which is to be adopted by Borrower effective January 1, 2003: As of January 1, 2003, this Plan had a Projected Benefit Obligation of $257,730, an Accumulated Benefit Obligation of $183,488, and no assets.

ARTICLE III

EFFECTIVENESS

SECTION 3.1. Conditions to Effectiveness. This Amendment shall become effective upon the execution and delivery of a counterpart hereof by each of the Parties.

ARTICLE IV

MISCELLANEOUS PROVISIONS

SECTION 4.1. Ratification; No Waiver; Etc. Except as expressly amended or waived hereby, the Credit Agreement, the other Loan Documents, and all documents, instruments, and agreements related thereto are hereby ratified and confirmed in all respects and shall continue in full force and effect. The execution, delivery, and effectiveness of this Amendment shall not operate as a waiver of any right, power, or remedy of the Parties under the Credit Agreement, nor constitute a waiver of any provision of the Credit Agreement, except as expressly set forth herein. The Credit Agreement, together with this Amendment, shall be read and construed as a single agreement. All references in the Credit Agreement, the other Loan Documents, and any related documents, instruments, and agreements hereafter shall refer to the Credit Agreement as amended hereby.

SECTION 4.2. Authority; Etc. The execution and delivery by the Borrower of this Amendment and the performance by the Borrower of all of its agreements and obligations hereunder and under the Credit Agreement as amended hereby are within the organizational authority of the Borrower and have been duly authorized by all necessary organizational action on the part of the Borrower.

SECTION 4.3. Expenses. Pursuant to Section 9.05(a) of the Credit Agreement, the Borrower agrees to pay all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent in connection with this Amendment, including the reasonable and documented fees of legal counsel for the Administrative Agent.

SECTION 4.4. Applicable Law. This Amendment shall be governed by and construed in accordance with the law of the State of New York.

SECTION 4.5. Headings. Article and Section headings used herein are for convenience of reference only, are not part of this Amendment or the Credit Agreement, and are not to affect the construction of, or to be taken into consideration in interpreting, this Amendment or the Credit Agreement.

SECTION 4.6. Counterparts. This Amendment may be executed in one (1) or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract, and shall become effective as provided in Section 3.1 hereof.

SECTION 4.7. Entire Agreement. This Amendment, the Credit Agreement, and the other Loan Documents constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among the Parties with respect to the subject matter hereof is superseded by the Credit Agreement, as amended by this Amendment, and the other Loan Documents. Nothing in this Amendment, the Credit Agreement, or the other Loan Documents,

expressed or implied, is intended to confer upon any party other than the parties hereto or thereto any rights, remedies, obligations, or liabilities under or by reason of this Amendment, the Credit Agreement, or the other Loan Documents.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

SOUTHERN STAR CENTRAL GAS
PIPELINE, INC.,
as Borrower

By: /s/ Michael Walsh
     Name: Michael Walsh
     Title: President

UNION BANK OF CALIFORNIA, N.A.,
as Lead Arranger, Administrative Agent,
Collateral Agent and a Lender

By: /s/ Jonathan Bigelow
    Name: Jonathan L. Bigelow
    Title: Vice President

AIB DEBT MANAGEMENT LIMITED,
as a Lender

By: /s/ Aidan Lanigan
     Name: Aidan Lanigan
     Title: Assistant Vice President

By: /s/ Margaret Brennan
     Name: Margaret Brennan
     Title: Vice President

ALLIED IRISH BANKS PLC,
as a Lender

By: /s/ Aidan Lanigan
    Name: Aidan Lanigan
    Title: Assistant Vice President

By: /s/ Margaret Brennan
    Name: Margaret Brennan
    Title: Vice President

THE GOVERNOR AND COMPANY OF THE
BANK OF SCOTLAND,
as a Lender

By: /s/ David G. Baxter

    Name: David G. Baxter

    Title: Director of Corporate Banking

ARES VII CLO LTD.,
as a Lender

By: Ares CLO Management VII, L.P.,
     Investment Manager

By: Ares CLO GP VII, LLC,
     Its General Partner

By: /s/ David A. Sachs
     Name: David A. Sachs
     Title: Vice President

ARES VIII CLO LTD.,
as a Lender

By: Ares CLO Management VIII, L.P.,
     Investment Manager

By: Ares CLO GP VIII, LLC,
     Its General Partner

By: /s/ David A. Sachs
     Name: David A. Sachs
     Title: Vice President

Exhibit 4.10

AMENDMENT NO. 2

DATED AS OF FEBRUARY 24, 2004

(AMENDING THE CREDIT AGREEMENT DATED AS OF AUGUST 8, 2003)

AMONG

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.,
AS BORROWER,

THE LENDERS NAMED HEREIN,
AS LENDERS,

AND

UNION BANK OF CALIFORNIA, N.A.,
AS LEAD ARRANGER, COLLATERAL AGENT, AND ADMINISTRATIVE AGENT

_____

AMENDMENT NO. 2

THIS AMENDMENT NO. 2, dated as of February 24, 2004 (this "Amendment"), is entered into by and among SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation, as the Borrower (the "Borrower"), the lenders that are signatories from time to time to the Credit Agreement (as defined below) (the "Lenders"), and UNION BANK OF CALIFORNIA, N.A., acting in its capacity as Lead Arranger, as Collateral Agent, and as Administrative Agent (together with its permitted successors and assigns in each such capacity, the "Agent") (the Borrower, the Lenders, and the Agent, collectively, the "Parties").

WITNESSETH:

WHEREAS, the Parties have entered into that certain Credit Agreement dated as of August 8, 2003, as amended by Amendment No. 1 to the Credit Agreement dated as of December 2, 2003 (such Credit Agreement, as so amended and as further amended, restated, supplemented, or otherwise modified from time to time, the "Credit Agreement");

WHEREAS, the Borrower has requested certain amendments to the Credit Agreement;

WHEREAS, the Parties have agreed that the Credit Agreement be amended as set forth herein.

NOW, THEREFORE, in consideration of the premises and of the agreements contained herein, the Parties agree as follows:

SECTION 1.   Definitions; Interpretation. As used in this Amendment and unless otherwise expressly indicated, or unless the context clearly requires otherwise, for all purposes of this Amendment (a) capitalized terms shall have the meanings set forth in Schedule X to the Credit Agreement, and (b) the principles of construction set forth in Schedule X shall apply.

SECTION II.   Amendments to Credit Agreement. Effective as of the date hereof, the Credit Agreement shall be amended as follows:

(a)   Amendments to Section 2.06 of the Credit Agreement.

(i)   Section 2.06(a) of the Credit Agreement is hereby amended by deleting the phrase "one and one-quarter percent (1.25%)" and inserting the phrase "three-quarters of one percent (0.75%)" in substitution therefor.

(ii)   Section 2.06(b) of the Credit Agreement is hereby amended by deleting the phrase "two and one-quarter percent (2.25%)" and inserting the phrase "one and three-quarters percent (1.75%)" in substitution therefor.

(b)   Amendments to Section 6.04 of the Credit Agreement.

(i)   Section 6.04(a)(i) of the Credit Agreement is hereby amended and restated in its entirety and shall hereafter read as follows:

"(i) the Borrower shall have given the Administrative Agent written notice of its intention to make such Restricted Payment, including a certificate of a Responsible Officer of the Borrower certifying as to the matters set forth in the following clauses (ii)-(v), not fewer than three (3) Business Days prior to the date on which such Restricted Payment is to be made;"

(ii)   Section 6.04(a)(iii) of the Credit Agreement is hereby amended and restated in its entirety and shall hereafter read as follows:

"(iii) after giving effect to such Restricted Payment, the Current Fixed Charge Coverage Ratio determined as of the Quarterly Date on which such Restricted Payment is to be made shall be equal to or greater than 1.85 to 1.0;"

(iii)   Section 6.04(a) of the Credit Agreement is hereby amended by (A) inserting the word "and" at the end of Section 6.04(a)(iv), (B) deleting the word "and" at the end of Section 6.04(a)(v), and (C) deleting Section 6.04(a)(vi) in its entirety.

(c)   Amendments to Schedule X of the Credit Agreement.

Schedule X of the Credit Agreement is hereby amended by amending and restating in their entirety the definitions of "Current Fixed Charge Coverage Ratio" and "Interest Payment Date" to read as follows:

"Current Fixed Charge Coverage Ratio" shall mean both (a) the Fixed Charge Coverage Ratio for the twelve (12) month period consisting of the historical six (6) months immediately prior to and the projected six (6) months immediately after the date of determination and (b) the projected Fixed Charge Coverage Ratio for the twelve (12) month period immediately after such date of determination.

"Interest Payment Date" shall mean, with respect to any Loan, without duplication, (a) the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and (b) in the case of LIBOR Loans having an Interest Period of six (6) months, the date on which payment under part (a) of this definition would otherwise have been due and payable if the applicable Interest Period had instead been a three (3) month Interest Period.

SECTION 3. Conditions to Effectiveness. This Amendment shall become effective upon the execution and delivery of a counterpart hereof by each of the Parties.

SECTION 4. Ratification; No Waiver; Etc. Except as expressly amended hereby, the Credit Agreement, the other Loan Documents, and all documents, instruments, and agreements related thereto are hereby ratified and confirmed in all respects and shall continue in full force and effect. Except as expressly provided herein, the execution, delivery, and effectiveness of this Amendment shall neither operate as a waiver of any right, power, or remedy of the Parties under the Credit Agreement, nor constitute a waiver of any provision of the Credit Agreement. The Credit Agreement, together with this Amendment, shall be read and construed as a single agreement. All references in the Credit Agreement, the other Loan Documents, and any related documents, instruments, and agreements hereafter to shall refer to the Credit Agreement as amended hereby.

SECTION 5. Authority; Etc. The execution and delivery by the Borrower of this Amendment and the performance by the Borrower of all of its agreements and obligations hereunder and under the Credit Agreement as amended hereby are within the organizational authority of the Borrower and have been duly authorized by all necessary organizational action on the part of the Borrower.

SECTION 6. Expenses. Pursuant to Section 9.05(a) of the Credit Agreement, the Borrower agrees to pay all reasonable and documented out-of-pocket expenses of the Administrative Agent incurred in connection with this Amendment including (a) fees and other amounts paid by the Administrative Agent to the Lenders, and (b) reasonable and documented fees of legal counsel for the Administrative Agent; provided, that the Borrower's obligations with respect to payment of reasonable and documented out-of-pocket expenses which are incurred solely in respect of this Amendment shall not exceed $85,000.

SECTION 7. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of New York.

SECTION 8. Headings. Section headings used herein are for convenience of reference only, are not part of this Amendment or the Credit Agreement, and are not to affect the construction of, or to be taken into consideration in interpreting, this Amendment or the Credit Agreement.

SECTION 9. Counterparts. This Agreement may be executed in one (1) or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute one and the same instrument. The parties hereto shall accept executed counterparts delivered by facsimile transmission as original signatures, with such facsimile transmission to be followed by delivery of originals via overnight mail.

SECTION 10. Entire Agreement. This Amendment, the Credit Agreement, and the other Loan Documents constitute the entire contract between the parties relative to the subject matter hereof. Any previous agreement among the Parties with respect to the subject matter hereof is superseded by the Credit Agreement, as amended by this Amendment, and the other Loan Documents. Nothing in this Amendment, the Credit Agreement, or the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto or thereto any rights, remedies, obligations, or liabilities under or by reason of this Amendment, the Credit Agreement, or the other Loan Documents.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

SOUTHERN STAR CENTRAL GAS
PIPELINE, INC.,
as Borrower

By: /s/ Susanne W. Harris
    Name: Susanne W. Harris
    Title: Vice President, Finance &
           Accounting, and Controller

UNION BANK OF CALIFORNIA, N.A.,
as Lead Arranger, Administrative Agent,
Collateral Agent and a Lender

By: /s/ Jonathan Bigelow
    Name: Jonathan Bigelow
    Title: Vice President

ALLIED IRISH BANKS PLC,
as a Lender

By: /s/ Vaughn Buck
    Name: Vaughn Buck
    Title: Senior Vice President

By: /s/ Aidan Langan
    Name: Aidan Langan
    Title: Assistant Vice President

AIB DEBT MANAGEMENT LIMITED,
as a Lender

By: /s/Vaughn Buck

    Name: Vaughn Buck
    Title: Senior Vice President

By: /s/ Aidan Langan

    Name: Aidan Langan
    Title: Assistant Vice President

KBC BANK, N.V.,
as a Lender

By: /s/ Claudia Choi
    Name: Claudia Choi
    Title: Senior Associate

By: /s/ Wm Verbraeken
    Name: Wm. Verbraeken
    Title: Head of Project Finance
            The Americas

THE GOVERNOR AND COMPANY OF THE
BANK OF SCOTLAND,
as a Lender

By: /s/ David G. Baxter
     Name: David G. Baxter
     Title: Director of Corporate Banking

Exhibit 4.11

[EXECUTION]

REIMBURSEMENT AND CREDIT AGREEMENT

Between

U.S. BANK NATIONAL ASSOCIATION

and

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

Dated as of January 1, 2004

TABLE OF CONTENTS

Page

APPENDIX I	Series A Letter of Credit
APPENDIX II	Series B Letter of Credit
EXHIBIT A	Form of Opinion of Borrower’s Counsel
SCHEDULE 1	Disclosure Schedule

REIMBURSEMENT AND CREDIT AGREEMENT

THIS REIMBURSEMENT AND CREDIT AGREEMENT (as amended or supplemented from time to time, this "Agreement"), dated as of January 1, 2004, is made between SOUTHERN STAR CENTRAL GAS PIPELINE, INC., a Delaware corporation (the "Borrower"), and U.S. BANK NATIONAL ASSOCIATION, a national banking association (the "Bank").

WHEREAS, the Owensboro – Daviess County Industrial Development Authority (the "Issuer") has authorized and issued $3,465,000 in aggregate principal amount of its Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004A (the "Series A Bonds") and $5,535,000 in aggregate principal amount of its Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B (the "Series B Bonds", and together with the Series A Bonds, the "Bonds"), pursuant to a Trust Indenture, dated as of January 1, 2004 (as from time to time supplemented, amended or restated, the "Indenture"), between the Issuer and the Bank, as trustee (the "Trustee"); and

WHEREAS, the proceeds of the Bonds will be applied towards the payment of costs of constructing and equipping an office building to be located in Daviess County, Kentucky (such facility, including the Land and the Improvements, the "Project") to pay certain costs associated with the issuance of the Bonds; and

WHEREAS, the Borrower has requested the Bank issue an irrevocable transferable direct pay letter of credit for the Series A Bonds, substantially in the form of Appendix I hereto in favor of the Trustee for the benefit of the owners of the Series A Bonds (as the amount thereof may from time to time be reduced or reinstated and as such letter of credit may be amended, supplemented or restated from time to time, as applicable, pursuant to the provisions hereof and thereof, the "Series A Letter of Credit"); and

WHEREAS, the Borrower has requested the Bank to issue an irrevocable transferable direct pay letter of credit for the Series B Bonds, substantially in the form of Appendix II hereto in favor of the Trustee for the benefit of the owners of the Series B Bonds (as the amount thereof may from time to time be reduced or reinstated and as such letter of credit may be amended, supplemented or restated from time to time, as applicable, pursuant to the provisions hereof and thereof, the "Series B Letter of Credit"); and

WHEREAS, the Bank is willing to issue the Series A Letter of Credit and the Series B Letter of Credit (collectively, the "Letters of Credit") on the terms and subject to the conditions herein contained.

NOW, THEREFORE, in consideration of the premises, in reliance upon the representations, warranties, covenants and other agreements hereinafter contained and referenced, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower and the Bank hereby agree as follows:

ARTICLE ONE

DEFINITIONS AND ACCOUNTING TERMS

Section 1.1 <u>Certain Rules of Construction and Defined Terms</u>. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)   All references in this Agreement to designated Sections and other subdivisions are to the designated Sections and other subdivisions of this Agreement.

(b)   All Persons defined or mentioned herein as parties hereto or to the other agreements, instruments, documents and the like mentioned herein shall include, as applicable, each and all of their respective heirs, legal representatives, successors and assigns.

(c)   All references to agreements, instruments, documents and the like herein mean and include all amendments, supplements and modifications thereto and restatements thereof and/or substitutions therefor, as such agreements, instruments, documents and the like are so amended, supplemented, modified, restated and substituted in accordance with their respective terms.

(d)   The words "herein," "he reof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision.

(e)   Each capitalized term defined in the Indenture which is not defined herein has the same meaning herein as in the Indenture.

(f)   Unless otherwise indicated, all references in this Agreement to times of day shall be references to local time in the City of Minneapolis, Minnesota.

Section 1.2 The following terms shall have the respective meanings set forth or referred to below in this Section 1.2 and such definitions shall apply to both the singular and plural.

"<u>A Drawing</u>" means any drawing under any Letter of Credit to pay the principal of the Bonds due to redemption, acceleration or maturity.

"<u>Accountant</u>" means a firm of independent certified public accountants selected by the Borrower and acceptable to the Bank.

"<u>Adjusted Net Income</u>" means, for any period, the sum of (1) Net Income of the Borrower during such period, plus (2) all interest paid or accrued during such period on Indebtedness (including amortization of original issue discount and the interest component of any deferred payment obligations and Capital Lease Obligations) which was deducted in determining such Net Income, plus (3) all payments made under operating leases which were deducted in determining such Net Income, plus (4) all income taxes which were deducted in determining such Net Income, plus (5) all depreciation, amortization (including amortization of good will and debt issue costs) and other non-cash charges (including any provision for the reduction in the carrying value of assets recorded in accordance with GAAP) which were deducted in determining such Net Income, minus (6) all Distributions made in cash, minus (7) all Maintenance Capital Expenditures, all calculated on a consolidated basis.

"Advance" has the meaning specified in Section 2.2(b).

"Aggregate Stated Amount" means sum of the Stated Amount of the Series A Letter of Credit and the Stated Amount of the Series B Letter of Credit.

"Agreement" has the meaning specified in the introductory paragraph of this Agreement.

"Applicable Law" means, with respect to any Person, any constitution, statute, law, rule, regulation, ordinance, judgment, order, decree, clearance, concession, Governmental Approval, or any published directive, guideline, decision, policy, requirement, or any other restriction by any Governmental Authority that has the force of law, or any determination by, or interpretation of any of the foregoing by, any Governmental Authority, whether in effect as of the date of this Agreement or thereafter and in each case as amended, in each case applicable to and binding upon such Person.

"Architect" means RBS Design Group, PSC.

"Assignment of Rents" means the Assignment of Leases and Rents, of even date herewith, from the Issuer to the Bank.

"B Drawing" means any drawing under any Letter of Credit to pay interest when due and payable on the Bonds.

"Bank" has the meaning specified in the introductory paragraph of this Agreement.

"Bank Hedging Obligations" means all obligations arising from time to time under Hedging Contracts entered into from time to time between the Borrower or any Subsidiary of Borrower, and the Bank or an Affiliate of the Bank as a counterparty.

"Bond Documents" means, collectively, the Indenture, the Loan Agreement, the Bonds, the Note, the Lease and the Purchase Agreement, together with all of the agreements, certificates; documents and instruments ever delivered in connection with any of the Bond Documents.

"Bonds" has the meaning specified in the recitals of this Agreement.

"Borrower" has the meaning specified in the introductory paragraph of this Agreement.

"Borrower's Equity" means funds in the amount of $_____ obtained by the Borrower from sources (other than Disbursements) approved by the Bank and which are to be applied to the payment of Project Costs.

"Business Day" means any day other than (a) a Saturday or a Sunday, or (b) a day on which banking institutions in Owensboro, Kentucky or in the city in which is located (i) the principal corporate trust office of the Trustee or the Depository (as defined in the Indenture) or, (ii) while any Letter of Credit is in effect hereunder, the office of the Bank or of its agent at which drafts or claims for payment under any Letter of Credit are to be presented are required or authorized by Applicable Law or executive order to remain closed.

"Capital Expenditures" means, for any period, all capital expenditures made or liabilities incurred by the Borrower that are or would be set forth as additions to property, plant and equipment in a statement of cash flow of the Borrower for such period prepared in accordance with the reporting requirements of the FERC.

"Capital Lease Obligations" of any Person means the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, that is required to be classified as a capital lease on a balance sheet of such Person under GAAP or the reporting requirements of the FERC, as applicable.

"Cap Rate" means ten percent (10%) per annum.

"CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq., and the regulations promulgated pursuant thereto, all as amended from time to time.

"Clean Air Act" shall mean the Federal Clean Air Act, 42 U.S.C. §§ 7401-7671q, and the regulations promulgated pursuant thereto, all as amended from time to time.

"Clean Water Acts" shall mean the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251-1387, and the Safe Drinking Water Act, 42 U.S.C. §§ 300f-300j-26, and the regulations promulgated pursuant thereto, all as amended from time to time.

"Code" means the Internal Revenue Code of 1986, as amended, and the regulations, rulings and proclamations promulgated thereunder.

"Collateral" means the property of the Borrower covered by the Security Documents.

"Collateral Assignment of Contracts and Plans and Other Agreements Affecting Real Estate" means the Collateral Assignment of Contracts and Plans and Other Agreements Affecting Real Estate as provided for herein and in the form approved by the Bank.

"Completion Date" means April 1, 2005.

"Consent of Design/Builder" means the Consent of Design/Builder as provided for herein and in the form approved by the Bank.

"Construction Contract" means the agreement providing for the furnishing of labor and/or materials to be used in the construction and/or installation of the Improvements, including all additions, changes and other amendments thereto.

"Construction Fund" has the meaning specified in the Indenture.

"Contractor" means Hatz Construction Corporation or such other party or parties who, with the prior written approval of the Bank, enter into a Construction Contract with the Borrower.

"Debt to Net Worth Ratio" means, at any time, the ratio of (a) the aggregate amount of the Borrower's outstanding Indebtedness at such time to (b) the Borrower's Tangible Net Worth, all calculated on a Consolidated basis.

"Default Rate" means the Prime Rate plus 3%.

"Disbursal Schedule" means the schedule of estimated disbursements of the proceeds of the Loan agreed upon in writing by the Bank and the Borrower or as modified from time to time upon written approval from the Bank.

"Disbursement" means a disbursement from the Construction Fund.

"Distribution" means (a) any dividend or other distribution made by any Person on or in respect of any stock, partnership interest, or other equity interest in such Person or any other Person (including any option or warrant to buy such an equity interest), or (b) any payment made by a Person to purchase, redeem, acquire or retire any stock, partnership interest, or other equity interest in such Person or any of its Affiliates (including any such option or warrant), excluding any non-recurring distributions approved by the Bank in writing.

"Dollars" or "$"means lawful money of the United States.

"Drawing" means any A Drawing or any B Drawing.

"Environmental Laws" means any and all Applicable Laws applicable to the Pipeline, the Project or any Environmental Party relating to human health, safety, natural resources or the environment or the generations, use, treatment, transport, handling, storage, disposal or release of any materials into the environment, including, but not limited to, CERCLA, RCRA, the Clean Air Act, the Clean Water Acts, the Hazardous Materials Transportation Act (49 U.S.C. Sections 1801 et seq.) and the Toxic Substances control Act (15 U.S.C. Sections 2601 et seq.), and the regulations promulgated pursuant to any of the foregoing and similar state and local statutes, all as may be amended from time to time.

"Environmental Party" shall mean (a) the Borrower and (b) the Parent with respect to its interest in the Pipeline.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor statutes or statute, together with all rules and regulations promulgated with respect thereto.

"ERISA Affiliate" means any trade or business (whether or not incorporated) that is a member of a group of which the Borrower is a member and that is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

"ERISA Plan" means any employee pension benefit plan subject to Title IV of ERISA or Section 412 of the Code maintained by the Borrower or any ERISA Affiliate for current or former employees of the Borrower or any ERISA Affiliate.

"Escrow Agent" means U.S. Bank National Association as Escrow Agent under the Escrow Agreement.

"Escrow Agreement" means the Escrow Agreement dated January 1, 2004 between the Borrower and U.S. Bank National Association, as age nt, as from time to time supplemented, amended or restated.

"Event of Default" means any one or more of those events set forth in Section 7.1.

"Expiration Date" means with respect to any Letter of Credit, the date of expiration of such Letter of Credit in accordance with its terms (including any extension thereof in accordance with the terms of such Letter of Credit and this Agreement).

"FERC" means the Federal Energy Regulatory Commission or its successor agency.

"FERC Basis" means those accounting principles which are based generally upon GAAP, but also conform to the accounting requirements set forth by the FERC and reported annually on FERC Form 2.

"FERC Gas Tariff" means the FERC Gas Tariff, Original Volume No. 1, of Southern Star Central Gas Pipeline, Inc. Filed With Federal Energy Regulatory Commission, as it may be amended or modified from time to time or any successor thereto.

"Fiscal Quarter" means a three-month period ending on March 31, June 30, September 30 or December 31 of any year.

"Fiscal Year" means a twelve-month period ending on December 31 of any year.

"Fixed Charge Coverage Ratio" means, for any period of determination, the ratio of (i)

Adjusted Net Income to (ii) Fixed Charges.

"Fixed Charges" means for any period of determination, the sum of (i) payments of premium, if any, and interest scheduled or required to be paid by the Borrower during such period with respect to all its obligations for borrowed money, including, without limitation, any Capital Lease Obligations and synthetic lease obligations of the Borrower plus (ii) repayments of principal scheduled or required to be repaid by the Borrower during such period with respect to all Indebtedness of the Borrower, all calculated on a Consolidated basis.

"GAAP" means those accounting principles, applied on a consistent basis as are generally accepted from time to time in the certified public accounting profession (including those set forth in the Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board which may be applicable at the time in question); and "applied on a consistent basis" or "consistently applied" means that the accounting principles observed in the period covered by any report required under the terms of this Agreement are compatible in all material respects with those applied in any preceding period and report (except for changes in application in which the reporting accountants concur).

"Governmental Approval" means any currently required authorization, approval, consent, waiver, exception, license, filing, registration, ruling, permit, tariff, certification, exemption, franchise, concession, and other action or requirement by or with any Governmental Authority the failure to obtain or comply with which could reasonably result in (a) the commencement of a judicial or administrative proceeding seeking to terminate or suspend Operation of any portion of the Pipeline, (b) additional restrictions, obligations, or liabilities affecting the Operations, or the revenues from such Operations, that could reasonably interfere with the ability of the Pipeline to operate in a manner in which it is currently operating or (c) the commencement of any judicial or administrative proceeding seeking to impose penalties against the Borrower in excess of five million Dollars ($5,000,000) individually or ten million Dollars ($10,000,000) in the aggregate for violation of Applicable Laws.

"Governmental Authority" means any federal, state, county, city, regional, local, governmental department, commission, board, bureau, authority, agency, court, instrumentality, or legislative, administrative, executive, judicial, or regulatory body or entity or political subdivision (including without limitation all of the foregoing in which the Project is located), or any governmental or other arbitral body or entity having authority to issue binding awards.

"Governmental Requirements" means all laws, ordinances, resolutions, statutes, codes, rules, regulations, orders and decrees of any Governmental Authority applicable to the Project.

"Hazardous Materials" means any hazardous substances, pollutants, contaminants, wastes or materials designated, regulated or defined under or with respect to which any requirement or liability may be imposed pursuant to any Environmental Law.

"Hedging Contract" means (a) any agreement providing for options, swaps, floors, caps, collars, forward sales or forward purchases involving interest rates, commodities or commodity prices, equities, currencies, bonds, or indexes based on any of the foregoing, (b) any option, futures or forward contract traded on an exchange, and (c) any other derivative agreement or other similar agreement or arrangement.

"Improvements" means the building shell, all common areas of the building, all driveways, walkways, parking areas, landscaping and utilities included in the Project, as contemplated by the Plans and Specifications.

"Increased Costs" has the meaning specified in Section 9.1.

"Indebtedness" of any Person means, without duplication, in any of the following categories:

(a) All obligations of such Person for borrowed money;

(b) All obligations of such Person constituting an obligation to pay the deferred purchase price of property or services;

(c) All obligations of such Person evidenced by a bond, debenture, note or similar instrument;

(d) All obligations of such Person which (i) under GAAP would be shown on such Person's balance sheet as a liability and (ii) are payable more than one year from the date of creation thereof (other than reserves for taxes and reserves for contingent obligations),

(e) All obligations of such Person arising under Hedging Contracts (on a net basis to the extent netting is provided for in the applicable Hedging Contract);

(f) All Capital Lease Obligations of such Person;

(g) All obligations of such Person arising under conditional sales or other title retention agreements relative to assets purchased by such Person;

(h) All obligations of such Person owing under direct or indirect guarantees by such Person of indebtedness of others;

(i) All obligations of such Person (for example, repurchase agreements, mandatorily redeemable preferred stock and sale/leaseback agreements) consisting of an obligation to purchase or redeem securities or other property, if such obligations arise out of or in connection with the sale or issuance of the same or similar securities or property;

(j) All obligations of such Person with respect to letters of credit or applications or reimbursement agreements therefor;

(k) All obligations of such Person with respect to banker's acceptances;

provided, however, that the "Indebtedness" of any Person shall not include obligations that were incurred by such Person on ordinary trade terms to vendors, suppliers, or other Persons providing goods and services for use by such Person in the ordinary course of its business, unless and until such obligations are outstanding more than 180 days past the original invoice or billing date therefor.

"Indenture" has the meaning specified in the first recital of this Agreement.

"Initial Disbursement" means the first disbursement from the Construction Fund.

"Inspecting Architect" means the representative of the Bank designated to inspect the construction of the Improvements on behalf of the Bank.

"Issuance Date" means the date of the initial Letters of Credit.

"Issuer" has the meaning specified in the first recital of this Agreement.

"Land" means the real property described in Exhibit A to the Mortgage.

"Lease" means that certain Lease Agreement, dated as of January 1, 2004, between the Issuer and the Borrower covering the Project.

"Letters of Credit" has the meaning specified in the fifth recital of this Agreement.

"Letter of Credit Fees" means the fees payable by the Borrower pursuant to Section 2.3.

"Letter of Credit Documents" means, collectively, this Agreement, the Letters of Credit, the Security Agreement, the Mortgage, the Assignment of Rents, and all Hedging Contracts between the Borrower or any Subsidiary of Borrower, and the Bank or an Affiliate of the Bank as a counterparty.

"Lien" means any mortgage, pledge, security interest, lien, judgment lien, easement, or other encumbrance on title, including, but not limited to, any mortgage or pledge of, security interest in or lien or encumbrance on any Property which secures any Indebtedness or any other obligation of the Borrower, or which secures any obligation of any other Person.

"Loan Agreement" means that certain Loan Agreement dated as of the date hereof between the Issuer and the Borrower.

"LOC Governing Laws" has the meaning given it in Section 9.3(d).

"Long Term Indebtedness" means, in the case of any Person, all Indebtedness of such Person that by its terms matures more than one year after the date of its execution or matures within one year but is renewable or extendable to a date more than one year after the date of its creation.

"Maintenance Capital Expenditures" means with respect to machinery and equipment of the Borrower and its Subsidiaries, the book value divided by the useful life. For purposes of this definitions, the useful life shall be as follows:

(a)   Pipeline anticipated useful life of 30 years
(b)   Furniture and fixtures useful life of 15 years
(c)   Real Estate & Improvements useful of 30 years
(d)   Technology equipment useful life of 3 years.

"Material Adverse Effect" means, in light of all circumstances prevailing at the time of determination, (a) a material adverse effect on the business, operations, assets, or financial condition of the Borrower, including effects attributable to any regulatory rulings or Governmental Approvals applicable to the Borrower or any of its assets, (b) the illegality, invalidity, or unenforceability of, or the inability of the Borrower to perform its obligations under, any Transaction Document, or (c) the illegality, invalidity, or unenforceability of (i) the Liens in favor of the Bank created under any Security Document or (ii) the rights and remedies of the Bank under any Transaction Document.

"Maximum Rate" means the maximum lawful non-usurious rate of interest (if any) from time to time in effect which, under applicable Law, the Bank is permitted to charge the Borrower on the transaction evidenced by, and arising in connection with, this Agreement.

"Moody's" means Moody's Investors Service, Inc., or its successor.

"Mortgage" means that certain Mortgage and Security Agreement dated as of the date from the Issuer and the Borrower to the Bank covering the Project, and any amendment, renewals, extensions or supplements thereto.

"Mortgagee Title Policy" means the mortgagee title policy issued by the Title Company to the Bank covering the Project.

"Mortgaged Property" has the meaning set forth in the Mortgage.

"Multiemployer Plan" shall have the meaning given such term in Section 3(37)(a) or 4001(a)(3) of ERISA.

"Net Income" shall mean the net income (or loss) of the Borrower and its consolidated Subsidiaries for any applicable period of determination, determined on a FERC Basis, but excluding, in any event:

(a)   any gains or losses on the sale or other disposition, not in the ordinary course of business, of investments or fixed or capital assets, and any taxes on the excluded gains and any tax deductions or credits on account of any excluded losses; and

(b)   net earnings of any Person in which the Borrower or its consolidated Subsidiaries have an ownership interest, unless such net earnings shall have actually been received by the Borrower or its consolidated Subsidiaries in the form of cash distributions.

"Obligations" means all obligations, indebtedness and liabilities of the Borrower arising under or pursuant to this Agreement, any other Letter of Credit Document, now existing or hereafter arising, whether fixed, contingent, liquidated or unliquidated, including without limitation, (a) the fees relating to the Letters of Credit, (b) any and all reimbursement obligations of the Borrower (whether contingent or liquidated) in respect of any drawings under the Letters of Credit and (c) any Bank Hedging Obligations.

"Operation" means, with respect to the Pipeline, the development, acquisition, ownership, financing, leasing, occupation, construction, equipping, testing, repair, operation, maintenance, and use of the Pipeline, including, without limitation, to provide gas transportation or gas storage services and all operations, business, and services incidental thereto as provided in connection therewith, in a manner at least as favorable as its current operations.

"Opinion of Bond Counsel" means an opinion in writing signed by an attorney or firm of attorneys selected by the Issuer and acceptable to the Bank and experienced in the field of municipal bonds whose opinions are generally accepted by purchasers of municipal bonds.

"Original Stated Amount" means, with respect to any Letter of Credit, the original Stated Amount of such Letter of Credit.

"Parent" means Southern Star Central Corp., a Delaware corporation.

"Payment and Performance Bond" means, collectively, the Labor and Material Payment Bond, No. 5601167, naming Hatz Construction Corporation as Principal and Ohio Farmers Insurance Company as Surety and binding both to the Borrower in the amount of $5,128,224, dated December 4, 2003 and the Performance Bond, No. 5601167, naming Hatz Construction Corporation as Principal and Ohio Farmers Insurance Company as Surety and binding both to the Borrower in the amount of $5,128,224, dated December 4, 2003.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Permitted Indebtedness" means:

(a) the Obligations and Indebtedness arising under the Bond Documents;

(b) Indebtedness arising under the Union Bank Agreement;

(c) Indebtedness arising under the Union Bank Transaction Indenture;

(d) Indebtedness in respect to the Union Bank Transaction Indenture;

(e) unsecured Indebtedness (i) incurred in the ordinary course of business of the Borrower (including open accounts extended by suppliers on normal trade terms in connection with purchases of goods and services that are not overdue for a period of more than ninety (90) days or, if overdue for more than ninety (90) days, as to which a dispute exists and adequate reserves in conformity with the reporting requirements of the FERC have been established on the books of the Borrower) and (ii) in respect of performance, surety, or appeal bonds provided in the ordinary course of business of the Borrower, but excluding (in each case), Indebtedness incurred through the borrowing of money or the incurrence of guarantee obligations in respect thereof,

(f) Indebtedness (i) evidencing the deferred purchase price of newly acquired property or incurred to finance the acquisition of equipment of the Borrower (pursuant to any purchase money mortgages or otherwise, whether owed to the seller or a third party) used in the ordinary course of business of the Borrower and its Subsidiaries (provided, that such Indebtedness is incurred within sixty (60) days of the acquisition of such property), (ii) in respect of industrial revenue bonds or other similar governmental or municipal bonds, (iii) in respect of Capital Lease Obligations, and (iv) in respect of synthetic lease obligations; provided, that the aggregate amount of all Indebtedness outstanding pursuant to this clause shall not at any time exceed ten million Dollars ($10,000,000); and

(g) (i) unsecured Indebtedness in an aggregate principal amount at anytime outstanding not to exceed five million Dollars ($5,000,000) and (ii) unsecured Indebtedness with a maturity date not earlier than May 1, 2007 in an aggregate principal amount at anytime outstanding not to exceed five million Dollars ($5,000,000).
(h) miscellaneous items of unsecured Indebtedness not described in subsections (a) through (g) which do not in the aggregate (taking into account all such Indebtedness of the Borrower) exceed $5,000,000 at any one time outstanding;
"Permitted Investments" means

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States), in each case maturing within ninety (90) days from the date of acquisition thereof;

(b) investments in commercial paper maturing within ninety (90) days from the date of acquisition thereof and having, at such date of acquisition, a short-term credit rating of "A1" from S&P's or "P1" from Moody's;

(c) investments in certificates of deposit, bankers' acceptances, and time deposits maturing within ninety (90) days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, the Bank or any Affiliate of the Bank or any United States office of any commercial bank organized under the laws of any member nation of the Organization of Economic Cooperation and Development and having, at the date of acquisition thereof, a combined capital and surplus and undivided profits of not less than five hundred million Dollars ($500,000,0000);

(d) either (i) direct and general obligations of any state of the United States or any municipality or other political subdivision thereof or debt obligations of corporations organized within the United States, in each case if at the time of acquisition such obligation bears a credit rating of "Al" from S&P's or "P1" from Moody's, or (ii) other obligations issued by or on behalf of any state of the United States or any municipality or other political subdivision thereof if at the time of acquisition such obligations have been refunded by investments irrevocably deposited in investments bearing a credit rating of "Al" from S&P's or "P1" from Moody's, and in the case of either (i) or (ii), maturing within ninety (90) days of the acquisition thereof;

(e) mutual or money market funds, managed by reputable sponsors, cons isting, and that are required by their constituent documents to consist, of at least ninety-five percent (95%) of investments of the type described in clauses (a), (b), (c), or (d) above;

(f) obligations to resell under repurchase agreements with a maturity not in excess of ninety (90) days pursuant to a written agreement with respect to any security of the type described in clauses (a), (b), (c), or (d) above; and

(g) other investments, similar to those listed in clauses (a) - (f) above and reasonably approved in writing by the Bank.

"Permitted Liens" means:

(a) any Lien created or otherwise permitted under the Security Documents and, without duplication any Lien arising by reason of good faith deposits with the Borrower in connection with leases of real estate, bids or contracts (other than contracts for the payment of money), deposits by the Borrower to secure public or statutory obligations, or to secure, or in lieu of, surety, stay or appeal bonds and deposits as security for the payment of taxes or assessments or other similar charges;

(b) Liens created pursuant to the Union Bank Transaction Indenture;

(c) any Lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation for any purpose at any time as required by law or governmental regulation as a condition to the conduct of any operations or the exercise of any privilege or license;

(d) Liens incurred or deposits made in the ordinary course of business in connection with worker's compensation, unemployment insurance, or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, bids, leases, or other similar obligations (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety and appeal bonds or performance bonds;

(e) judgment Liens in existence for less than thirty (30) days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance maintained with responsible insurance companies and that do not otherwise result in an Event of Default;

(f) any right reserved to or vested in any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or provision of law, affecting any Property (other than the Project), to (1) terminate such right, power, franchise, grant, license or permit, provided that the exercise of such right would not materially impair the use of such Property or materially and adversely affect the value thereof, or (2) purchase, condemn, appropriate or recapture, or designate a purchaser of, such Property;

(g) any right reserved to or vested in any municipality or public authority to control or regulate any Property or to use such Property in any manner, which right does not materially impair the use of such Property or materially and adversely affect the value thereof;

(h) Liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been established with respect thereto in accordance with the reporting requirements of the FERC;

(i) Liens for mechanics or materialmen arising in the ordinary course of business or incident to the improvement of the Pipeline in respect of obligations not yet delinquent or being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been established with respect thereto in accordance with the reporting requirements of the FERC;

(j) easements, rights-of-way, zoning restrictions, minor defects, or irregularities in title and other similar encumbrances not interfering in any material respect with the value or use of the property to which such Lien is attached;

(k) any Lien or restriction on Property received by the Borrower through any gift, grant or bequest; provided, however, that any such Lien cannot be extended or modified, unless the same shall qualify as a Permitted Lien or unless the failure so to extend or modify would result in the loss of the gift, grant or bequest;

(l) Liens securing Permitted Indebtedness of the type specified in clause (f) of the definition of "Permitted Indebtedness" and otherwise permitted under this Agreement; provided, however, that (i) such Lien is created substantially simultaneously with (and in any event within sixty (60) days of the incurrence of such Indebtedness, (ii) the Indebtedness secured thereby does not exceed the lesser of the cost or the fair market value of the applicable property, improvements, or equipment at the time of such acquisition (or construction), (iii) such Lien encumbers only the specific assets that are financed by such Indebtedness and does not attach to any of the Collateral or to the assets of such Person generally, and (iv) the amount of Indebtedness secured thereby is not increased;

(m) Liens for taxes, assessments, or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with the reporting requirements of the FERC shall have been set aside on the Borrower's books;

(n) any Lien granted under the Indenture or under any of the other Transaction Documents; or

(o) any modification, extension, renewal or replacement of any Permitted Lien upon the same Mortgaged Property theretofore subject thereto, or modification, extension, renewal or replacement of the Indebtedness secured thereby, provided that, in any such case the principal amount of such Indebtedness so modified, extended, renewed or replaced shall not be increased.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof.

"Pipeline" means the Borrower's natural gas pipeline and compression stations consisting of approximately six thousand seventy-six (6,076) miles of mainline and branch transmission and storage facilities and pipelines and all ancillary equipment located in Texas, Oklahoma, Missouri, Nebraska, Kansas, Colorado, and Wyoming, as the same may be modified from time to time, but excluding the "Redbud" project.

"Plans and Specifications" means the plans and specifications prepared or to be prepared by the Architect for the construction of the Improvements including all additions, changes and other amendments thereto.

"Pledged Account" has the meaning specified in the Security Agreement.

"Potential Default" means an event which but for the expiration of any grace period or the giving of notice, or both, would constitute an Event of Default.

"Prime Rate" means the variable rate of interest so designated from time to time by the Bank as its "prime rate".

"Project" has the meaning specified in the first recital of this Agreement.

"Project Budget" means the budget for the Project delivered to and approved by the Bank.

"Project Costs" means all costs incurred in connection with the construction and operation of the Improvements until the Expiration Date.

"Project Revenues" means all receipts and revenues generated by or in connection with the Project, including without limitation rents, interest income, insurance proceeds, condemnation awards and payments received from interest rate hedging or similar agreements.

"Property" means any and all rights, titles and interests in and to any and all property of the Borrower, whether real or personal, tangible or intangible or wherever situated, whether now owned or hereafter acquired, and shall include all revenues, receipts or other moneys, or right to receive any of the same.

"Purchase Agreement" means the Purchase Agreement dated as of January 1, 2004 among the Issuer, the Borrower, the Bank, and Ross, Sinclaire & Associates, Inc. relating to the purchase and sale of the Bonds.

"RCRA" shall mean the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the regulations promulgated pursuant thereto, all as amended from time to time.

"Reportable Event" shall have the meaning given such term in Section 4043 of ERISA.

"Restricted Person" means any of Borrower.

"S & P" means Standard & Poor's Ratings Services (a division of The McGraw Hill Companies), or its successor.

"Security Agreement" means the Pledge Agreement (Deposit Account) dated as of January 1, 2004 between the Borrower and the Bank covering a certain deposit account.

"Security Documents" means the Mortgage, the Assignment of Rents, the Escrow Agreement and the Security Agreement.

"Series A Bonds" has the meaning specified in the recitals of this Agreement.

"Series B Bonds" has the meaning specified in the recitals of this Agreement.

"Stated Amount" means, with respect to any Letter of Credit, the original stated amount of such Letter of Credit, as such amount may from time to time be reduced and reinstated in accordance with the terms of such Letter of Credit and this Agreement.

"Subsidiary" means, with respect to any Person, any corporation, association, partnership, joint venture, or other business or corporate entity, enterprise or organization which is directly or indirectly (through one or more intermediaries) controlled by or owned fifty percent (50%) or more by such Person.

"Substitute Letter of Credit" has the meaning specified in the Indenture.

"Tangible Net Worth" means an amount equal to the total stockholders' equity shown on the balance sheet of Borrower minus (i) all receivables from affiliated entities and (ii) all assets which would be classified as intangible other than goodwill, including without limitation, licenses, patents, trademarks, trade names, copyrights, calculated on a consolidated basis.

"Title Company" means Stewart Title Guaranty Company, acting through its agent, Thacker, Bickel, Hodskins & Thacker, L.L.P.

"Transaction Documents" means, collectively, the Bond Documents and the Letters of Credit Documents.

"UCC" means the Kentucky Uniform Commercial Code.

"Union Bank Agreement" means that certain Credit Agreement dated as of August 8, 2003, among the Borrower, the lenders signatories thereto and Union Bank of California, N.A., as Administrative Agent.

"Union Bank Transaction Indenture" means the Indenture, dated as of November 8, 1999, by and between the Borrower (as successor in interest to Williams Gas Pipelines Central, Inc.), as Owner and The Bank of New York, a New York banking corporation, as Trustee.

Section 1.2 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with GAAP as in effect from time to time.

ARTICLE TWO

LETTERS OF CREDIT

Section 2.1 Issuance of Letters of Credit. The Bank agrees, upon the terms, subject to the conditions and relying upon the representations and warranties set forth in the Transaction Documents and the Bond Documents, to issue on the Issuance Date the Letters of Credit.

Section 2.2 Reimbursement of Drawings under the Letters of Credit.

(a) On the date of payment by the Bank of any Drawing, the Borrower agrees to reimburse, or cause to be reimbursed to, the Bank in accordance with Section 2.4 the full amount of such Drawing. The Borrower hereby waives notice from, and any demand by, the Bank for such reimbursement. Payments made under Section 4.2(a) of the Lease and Section 4.2(a) of the Loan Agreement and received by the Bank pursuant to Section 4.04 of the Indenture shall be credited to the Borrower's obligations under this Section 2.2(a).

(b) Any amounts paid upon a Drawing which are not reimbursed in immediately available funds by 3:00 p.m. on the date of payment of such Drawing shall constitute an advance (individually, an "Advance" and collectively, the "Advances") made to the Borrower on the date of such Drawing and shall be due and payable on demand. Each Advance shall bear interest at the Default Rate from the date of payment of such Advance by the Bank until the date on which such Advance is repaid in full to the Bank.

(c) If at any time the Default Rate would exceed the Maximum Rate, then the rate of interest which such amounts shall bear shall be limited to the Maximum Rate; provided any subsequent reductions in the interest rate determined in accordance with this section shall not reduce the rate of interest which such amounts shall bear below the Maximum Rate until the total amount of the interest paid and accrued on such amounts equals the amount of interest which would have been paid if the Default Rate had at all times been in effect.

(d) Each determination of any interest rate hereunder shall be calculated by the Bank and, absent manifest error, shall be conclusive and binding on the Borrower and the Trustee.

Section 2.3 Fees; Deposit Upon Event of Default or Potential Default.

(a) The Borrower hereby agrees to pay, or cause to be paid, to the Bank:

(i) a nonrefundable letter of credit fee equal to 0.85% per annum of the Stated Amount of each Letter of Credit, payable in advance on the Issuance Date and in advance on the first day of each Fiscal Quarter thereafter (such fees being referred to herein as the "Letter of Credit Fees");

(ii) Customary charges from time to time of the Bank with respect to the issuance, amendment, transfer, administration, cancellation and conversion of, any drawing under, any Letter of Credit; and

(iii) Upon the occurrence of an Event of Default, at the option of the Bank and without the necessity of prior demand upon or notice to the Borrower, on demand, the Borrower shall be immediately obligated to deposit, or cause to be deposited, with the Bank the Stated Amount of each Letter of Credit (after giving credit for all amounts on deposit in the Pledged Account) which hereby is deemed (as between the Bank and the Borrower) to have been paid or disbursed by the Bank under the Letters of Credit (notwithstanding that such Stated Amount may

not in fact have been so paid or disbursed) to be held as collateral to secure the Obligations, it being intended and agreed by the Borrower that, upon such occurrence and the Bank's demand pursuant to this section, the Borrower has, and shall have, created a security interest in any such amount so deposited with the Bank and the account in which such deposit is held by the Bank to secure the obligations hereunder.

Section 2.4 Method of Payment. All payments to be made by the Borrower or by the Trustee on behalf of the Borrower under this Agreement, unless otherwise specified by the Bank in writing, shall be made to the Bank at its office at 800 Nicolett Mall, Minneapolis Minnesota 55402, not later than 3:00 p.m. on the date when due, and shall be made in lawful money of the United States of America (in freely transferable U.S. dollars) and in immediately available funds. All payments under this Agreement shall be made without counterclaim, set off, condition or qualification. Any payment received and accepted by the Bank after 3:00 p.m. on any day shall be considered for all purposes (including the calculation of interest, to the extent permitted by law) as having been made on the next following Business Day.

Section 2.5 Reinstatement of the Stated Amount. The Stated Amount of each Letter of Credit shall be reduced and reinstated as provided in the Letters of Credit.

Section 2.6 Substitute Letters of Credit.

(a) The Borrower may at its sole discretion replace the Letters of Credit with a Substitute Letters of Credit .

(b) Unless the Bank otherwise so directs in writing, on or before the date on which any Substitute Letter of Credit becomes effective, the Borrower shall satisfy and discharge in full all of its obligations to the Bank under the Transaction Documents and the Bond Documents.

(c) Any notice or replacement contemplated by or effected pursuant to clause (a) above shall not affect the Borrower's obligation to make the payments provided in Section 9.1.

Section 2.7 Disbursement of Drawings. The Borrower hereby directs the Bank to make payments under the Letters of Credit in immediately available funds to an account designated by the Trustee as evidenced by the draw certificate in connection with the respective drawing.

Section 2.8 Computation of Fees and Interest. All computations of fees and interest payable under this Agreement shall be made on the basis of actual days elapsed in a year of 360 days. Interest shall accrue during each period during which interest is computed from and including the first day thereof to but excluding the last day thereof.

Section 2.9 Payment Due on Non-Business Day to be Made on Next Business Day. If any sum becomes payable pursuant to this Agreement on a day that is not a Business Day, the date for payment thereof shall be extended, without penalty, to the next succeeding Business Day, and such extended time shall be included in the computation of interest and fees.

Section 2.10 Source of Funds. All payments made by the Bank pursuant to the Letters of Credit shall be made from funds of the Bank or from funds obtained by the Bank from a participant as provided in Section 9.5 hereof but in no event shall such payment be made with funds obtained from the Borrower. In all cases the total amount of funds shall be wired to the Trustee by the Bank, and the Trustee shall be under no obligation to accept payment from more than one source.

Section 2.11 Extension of Expiration Date. Upon written request of the Borrower made to the Bank not sooner than one year prior to the Expiration Date and not later than 270 days prior to the Expiration Date, the Borrower may request from the Bank a one year extension of the Expiration Date for each Letter of Credit. Any such request must be made with respect to both Letters of Credit unless the Series A Letter of Credit has previously expired in accordance with its terms. The Borrower shall provide such information as the Bank may in its sole discretion deem reasonably necessary or appropriate to evaluate such request, whereupon the Bank shall advise the Borrower of its decision within 60 days from the date the Bank has received all of the information it has requested. If the Letters of Credit are to be extended, the Trustee shall be so notified at least 45 days prior to the Expiration Date. Any extension thereof shall be made by the Bank in its sole discretion and on such terms (including, without limitation, requirements as to required optional redemption of Bonds) as the Bank may reasonably specify. Borrower shall have no obligation to extend the Letters of Credit at any time, even if the Letters of Credit have been pre-funded pursuant to Section 2.13. Upon execution and delivery of a written extension of any Letter of Credit, such Letter of Credit shall be automatically extended for such one year period without further action. Such extension shall remain subject to expiration caused by the occurrence of an Event of Default hereunder and any expiration event set forth in the Letter of Credit. In lieu of issuing such an extension, the Bank may issue a replacement Letter of Credit containing substantially identical terms other than the date of issuance and Expiration Date. In no event shall any Letter of Credit be extended to a date that is more than 30 days after the final maturity of the Bonds.

Section 2.12 Right of Set-Off. To secure the payment of the Obligations, the Borrower hereby grants to the Bank a security interest, a lien, and a right of offset, each of which shall be in addition to all other interests, liens and rights of the Bank at common law, under the Transaction Documents or otherwise, and each of which shall be upon and against the Pledged Account. Upon the occurrence of any Potential Default, the Bank is hereby authorized to foreclose upon, offset, appropriate, and apply, at any time and from time to time, without notice to the Borrower, any and all items hereinabove referred to against such obligatio ns (whether or not such obligations are then due and payable).

Section 2.13 Pre-Funding of Letters of Credit. The Borrower, at its option and upon giving three Business Days' prior written notice to the Bank, may deposit additional funds into the Pledged Account in an amount which will cause the total amount on deposit in the Pledged Account to equal or exceed 105% of the Aggregate Stated Amount (in this section referred to as the "Additional Deposit"). All of the terms of the Escrow Agreement and the Security

Agreement shall remain in full force and effect after the making of the Additional Deposit. At any time when the funds on deposit in the Pledged Account exceed 105% of the Aggregate Stated Amount (in this section referred to as the "Excess funds"), the Bank shall direct the Escrow Agent to distribute such Excess Funds to the Borrower. From and after the date on which the Additional Deposit has been deposited in the Pledged Account, and provided that the amount on deposit in the Pledged Account at all times equals or exceeds 105% of the Aggregate Stated Amount, the following modifications to this Agreement shall be in effect:

(a) <u>Affirmative Covenants</u>. Subsections (ii), (iii), (iv) and (vi), and clause (C) of subsection (v) of Section 5.3(a) shall not be in effect. The requirement to maintain treasury management accounts other than the Pledged Account shall not be in effect.

(b) <u>Negative Covenants</u>. Section 6.1, 6.2, 6.3. 6.5, 6.6 and the first sentence of Section 6.4 shall not be in effect. Section 6.4 shall be modified by substituting the word "Project" for the word "Property" contained therein. The first sentence of Section 6.7 shall not be in effect.

(c) <u>Events of Default</u>. Section 7.1(b) shall be modified to include only the Bond Documents. Sections 7.1(g) and 7.1(m) shall not be in effect. Section 7.1(j) shall apply only if a judgment lien described therein gives rise to a Lien on the Project.

ARTICLE THREE

CONDITIONS PRECEDENT

Section 3.1 <u>Conditions Precedent to Issuance of Letters of Credit</u>. The following are conditions precedent to the obligation of the Bank to issue the Letters of Credit on the Issuance Date:

(a) <u>Transaction Documents</u>. The Borrower shall have provided to the Bank in form and substance satisfactory to the Bank and addressed or confirmed to the Bank:

(i) an opinion of counsel to the Borrower, dated the Issuance Date, covering the matters described in the form of opinion attached as Exhibit A hereto;

(ii) an opinion of counsel to the Issuer, dated as of the Issuance Date, covering the due organization of the Issuer and the due authorization, execution, delivery and enforceability of the Mortgage, the Assignment of Rents and the Lease by and against the Issuer;

(iii)   a certificate, signed by a duly authorized officer of the Borrower, dated the Issuance Date, certifying that as of the Issuance Date:

(A)   the representations and warranties of the Borrower contained in Article Four of this Agreement are true, complete and correct on the date of the Issuance Date, except to the extent such representations and warranties expressly relate to an earlier date;

(B)   no Event of Default has occurred and is continuing, or would result from the issuance of the Letters of Credit or the execution, delivery and performance of any of the Transaction Documents and no event has occurred and is continuing that would constitute a Potential Default; and

(C)   there has been no material adverse change in the financial condition of the Borrower from the date hereof to the date of issuance of the Letters of Credit;

(iv)   a certified copy of resolutions of the Board of Directors of the Borrower, certified as of Issuance Date of the Letters of Credit by the secretary or assistant secretary of the Borrower (which certificate shall state that such resolutions are in full force and effect on the Issuance Date, authorizing the execution, delivery and performance by the Borrower of the Transaction Documents, and all other documents to be executed and delivered by the Borrower in connection therewith, and authorizing the Borrower to obtain the issuance of the Letters of Credit;

(v)   evidence of due authorization, execution and delivery by the parties thereto of each of the Bond Documents, which Bond Documents shall be in form and substance satisfactory to the Bank and its counsel;

(vi)   evidence of due authorization, execution and delivery by the parties thereto of the Letters of Credit Documents, which documents shall be in form and substance satisfactory to the Bank and its counsel and, if required to perfect a Lien created under any Security Document, filed for record in the respective offices of the appropriate governmental authorities, with all filing fees therefor paid and the related financing statements executed by the Borrower and policies of mortgagee title insurance with respect to the Mortgage in favor of the Bank, in an amount not less than that approved by the Bank, in form and substance satisfactory to the Bank and its counsel (A) reflecting that the Mortgage has been duly filed and recorded in all necessary and appropriate jurisdictions and (B) insuring that the lien created by the Mortgage constitutes a perfected and enforceable first lien on, and perfected security interest in, the property described in the granting clauses of the Mortgage and a first lien and security interest on the property of the Borrower described therein enforceable against the Borrower in accordance with its terms and securing the performance of all obligations purported to be secured therein;

        (vii)   certified copies of the certificate of incorporation and by-laws of the Borrower;

        (viii)   certified copies of all governmental approvals necessary for the Borrower to enter into the Transaction Documents and the transactions contemplated by the Transaction Documents;

        (ix)   a certificate of the secretary or assistant secretary of the Borrower certifying the names and true signatures of the officers of the Borrower authorized to sign the Letter of Credit Documents and any other documents to be delivered by the Borrower hereunder;

        (x)   original certificates as to the good standing and corporate existence of the Borrower issued by the State of Delaware and as to the good standing and qualification to do business of the Borrower in the Commonwealth of Kentucky, dated as close as practicable to the Issuance Date;

        (xi)   executed counterparts of each of the Letter of Credit Documents and copies of executed counterparts of each of the Bond Documents;

        (xii)   payment of the Letter of Credit Fees payable on the Issuance Date;

        (xiii)   evidence satisfactory to the Bank that the rating on the Bonds from S&P secured by the Letters of Credit will be at least equal to A+;

        (xiv)   such other documents, instruments, financing statements, approvals (and, if requested by the Bank, certified duplicates of executed copies thereof) or opinions, as the Bank may reasonably request; and

        (xv)   payment of the fees and expenses of Thompson & Knight L.L.P. special counsel to the Bank, and of the fees and expenses of the Bank;

(b) Project Documents. The Borrower shall have provided to the Bank in form and substance satisfactory to the Bank and addressed or confirmed to the Bank:

        (i)   The Borrower shall have furnished to the Bank a certified plat of survey of the Project made by a licensed surveyor or civil engineer satisfactory to the Bank meeting the requirements contained in the Pre-Closing Document List furnished to the Borrower by the Bank;

        (ii)   appraisal of the real property described in the Mortgage prepared by an

MAI designated appraiser in accordance with 12 C.F.R. 225.61, et seq. establishing appraisal standards for federally regulated transactions as required by the Board of Governors of the Federal Reserve System;

(iii)   the results of an environmental site assessment of the real property described in the Mortgage shall be satisfactory to the bank in its reasonable discretion;

(iv)   the results of a fair market value appraisal of the Project;

(v)   a commitment for mortgagee's policy of title insurance with respect to the Project, insuring the Lien of the Mortgage, naming the Bank as the insured, in all respects satisfactory to the Bank, and payment of fees therefor;

(vi)   evidence, in form satisfactory to the Bank, that the Project is zoned for the use for which the proposed Improvements are designed and are otherwise in compliance with all applicable Governmental Requirements, including, if applicable, all provisions of Environmental Laws;

(vii)   evidence satisfactory to the Bank that all utilities services (including such utilities as are necessary to secure a certificate of occupancy or equivalent) will in a timely manner be supplied to the Project upon completion of construction, including commitment letters from the agencies or entities supplying such services;

(viii)   complete and true copies of the building permits and any other permits, licenses or certificates which are required in connection with construction of the Improvements in accordance with the Plans and Specifications, issued by the appropriate Governmental Authorities with jurisdiction over the Project;

(ix)   a soils report, prepared by a licensed soil engineer, showing that the condition of the soil of the land is adequate to support the Improvements which soils report shall have been approved by the Bank; and

(x)   evidence satisfactory to the Bank that the insurance required to be maintained hereunder is in full force and effect.

(c)   No law, regulation, ruling or other action of the United States of America, the Commonwealth of Kentucky or any political subdivision or authority therein or thereof shall be in effect or shall have occurred, the effect of which would be to prevent the Bank from fulfilling its obligations under this Agreement or which could result in a Material Adverse Effect on the business or financial condition of any Borrower.

(d)   The Issuer shall have duly executed, issued or delivered the Bonds to the purchasers thereof, and such purchasers shall have accepted delivery of and paid for the Bonds.

(e)   All fees and expenses owing by the Borrower to the Bank not described above shall have been paid.

ARTICLE FOUR

REPRESENTATIONS AND WARRANTIES

Section 4.1 <u>The Borrower's Representations</u>. The Borrower represents and warrants as of the Issuance Date:

(a)   <u>Organization, Corporate Powers</u>. The Borrower (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification is necessary in view of its current or proposed business and operations or the ownership of its properties and (iii) has the corporate power and authority to own its Property and to carry on its operations and activities as now conducted by it, and to execute, deliver and perform its obligations under each of the Transaction Documents to which it is a party and to perform each and all of the matters and things provided for herein and therein. As of the Issuance Date, (i) the sole shareholder of the Borrower is the Parent, (ii) the Parent's ownership interests in the Borrower are duly and validly issued and (iii) there are no ownership or other equity interests in the Borrower, rights to acquire or subscribe for any such interests, or instruments convertible into or exchangeable or exercisable for any such interests.

(b)   <u>Corporate Authority; Enforceability</u>. The execution, delivery and performance by the Borrower of each of the Transaction Documents to which it is a party have been duly authorized by all requisite corporate action on the part of the Borrower, and such Transaction Documents constitute the legal, valid and binding obligations of the Borrower enforceable in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors rights generally and general principles of equity.

(c)   <u>No Violation</u>. The execution, delivery and performance by the Borrower of each of the Transaction Documents to which it is a party do not and will not (i) violate any provision of any law, rule, order, writ, judgment, injunction, decree, determination, award or regulation of any court or federal, state, or, to its knowledge, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or fo reign, as currently in effect to which the Borrower is subject or of the articles of incorporation or bylaws of the Borrower, (ii) result in a breach of or constitute a default under the provisions of any existing indenture, loan or credit agreement or any other existing agreement, lease or instrument to which the Borrower is a party or its properties are bound, or (iii) result in, or require, the creation or imposition of any mortgage, deed of trust, assignment, pledge, Lien, security interest or other charge or encumbrance of any nature on or with respect to any of the Property of the Borrower other than as provided in the Transaction Documents. The Borrower is not in default with respect to any such law, rule, regulation, order, writ judgment, injunction, decree, determination or award, the failure to comply with which could have a Material Adverse Effect.

(d)   No Conflict. The Borrower is not a party to any agreement or instrument or subject to any charter or other corporate restriction materially and adversely affecting its ability to perform its obligations under the Transaction Documents and the Bond Documents, and the Borrower is not in default, and, to the best knowledge of the Borrower and after having made due inquiry, no event has occurred which, with the giving of notice or lapse of time or both, would constitute a default by the Borrower under any of the terms, conditions or provisions of any existing bond, debenture, note, mortgage, indenture, agreement or other instrument to which the Borrower is a party or its properties are bound.

(e)   Collateral. The Borrower has a good, marketable, and valid ownership or leasehold interest in all property and assets (real and personal and tangible and intangible), or rights thereto, included in the Collateral. None of said properties or assets are subject to any Liens or, to the knowledge of the Borrower, any other claims of any Person, other than Permitted Liens.

(f)   Governmental Approvals. All authorizations, consents, approvals, licenses, exemptions of or filings or registrations with all commissions, boards, courts, bureaus, agencies and instrumentalities, domestic or foreign, necessary to the valid execution, delivery and performance by the Borrower of the Transaction Documents and the Bond Documents to which it is a party have been obtained, and such approvals remain in full force and effect.

(g)   Financial Statements. The Borrower has furnished the Bank with its audited financial statements for the Fiscal Year ended December 31, 2002, certified by its Accountants and its unaudited financial statements for the Fiscal Quarter ended September 30, 2003 (the "Initial Financial Statements"). Such financial statements (including any related schedules and/or notes) are true and correct in all material respects and have been prepared in accordance with the reporting requirements of FERC on a consistent basis and show all liabilities, direct and contingent, of the Borrower required to be shown in accordance with such requirements. The balance sheets fairly presents the condition of the Borrower as at the date thereof, and the statements of revenues and expenses fairly presents the results of the operations of the Borrower for the period indicated. Except as disclosed to the Bank in writing prior to the date hereof or in such financial statements, there are no present material liabilities, direct or indirect, fixed or contingent, of the Borrower that are required to be but have not been disclosed on the balance sheet of the Borrower included in the Initial Financ ial Statements. There has been no material adverse change in the condition (financial or otherwise) or operations of the Borrower since December 31, 2002.

(h)   Litigation. Except as set forth on the Disclosure Schedule, there is no action, suit, proceeding, inquiry or investigation at law or in equity or before or by any court, public board or body pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower

(i) wherein an unfavorable decision, ruling or finding would reasonably be expected to have a Material Adverse Effect on (A) the transactions contemplated by, or the validity of, the Transaction Documents, (B) the Project or the Borrower's ability to perform its Obligations, or (C) the Pipeline.

(i)   <u>Employee Benefit Plans</u>. With respect to each ERISA Plan that the Borrower of any ERISA Affiliate maintains, to which any of them contributes or has any obligation to contribute, or with respect to which any of them has any liability or potential liability:

Each such ERISA Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such ERISA Plan and the terms of any applicable collective bargaining agreement and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other Applicable Laws. No "accumulated funding deficiency" (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred with respect to any ERISA Plan, and no Lien has arisen with respect to any ERISA Plan under Section 412 of the Code or Section 302 of ERISA. Except as provided in the Disclosure Schedule, each ERISA Plan that is intended to meet the requirements of a "qualified plan" under Code § 401(a) has received a current determination letter from the Internal Revenue Service that such ERISA Plan is so qualified, such ERISA Plan has been amended to include all required amendments for which the remedial amendment period has expired and nothing has occurred since the date of such determination letter that could reasonably be expected to adversely affect the qualified status of any such ERISA Plan. Except as set forth on the Disclosure Schedule hereto, the market value of assets under each ERISA Plan of the Borrower or any ERISA Affiliate that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA (other than any Multiemployer Plan) equals or exceeds the present value of all vested and unvested liabilities thereunder determined in accordance with factors used in preparing the most recent actuarial report. Neither the Borrower nor any ERISA Affiliate contributes to, sponsors, or has withdrawn from, or has any liability or potential liability to any Multiemployer Plan, and neither the Borrower nor any ERISA Affiliate has been the subject of a Reportable Event. Neither the Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability to the PBGC (other than with respect to PBGC premium payments not yet due) or otherwise under Title IV of ERISA (including any withdrawal liability as defined in ERISA § 4201 or liability under ERISA Section 4062(e) or 4069) or under the Code with respect to any ERISA Plan that is a defined benefit pension plan within the meaning of ERISA Section 3(35), and no Lien on any assets of the Borrower or any ERISA Affiliate in favor of the PBGC has arisen during the last five years. All contributions and PBGC premium payments have been timely made and there are no contributions or premium payments that are past due and owing. No amendment to such ERISA Plan has been adopted that would require the provision of security to such plan pursuant to Section 307 of ERISA. Nothing has occurred or is reasonably expected to occur that could be expected to result in the termination of, or the appointment of a trustee to administer such ERISA Plan. Neither the Borrower nor any ERISA Affiliate has engaged in a "prohibited transaction," as defined in Section 406 of ERISA and Section 4975 of the Code, in connection with any ERISA Plan, that is not otherwise exempt under any statute, regulation or administrative action and that could reasonably be expected to subject the Borrower or any ERISA Affiliate to a material tax on prohibited transactions imposed by Section 502(i) of ERISA or Section 4975 of the Code. Except as set forth on the Disclosure Schedule, neither the Borrower nor any ERISA Affiliate maintains, contributes to or has obligation to contribute to, or has any liability or potential liability with respect to, current or future retired or terminated directors, officers or employees of the Borrower or any ERISA Affiliate (or any spouse or other dependent thereof) other than in accordance with Title I, Part 6 of ERISA or Code Section 4980B or any equivalent state insurance laws.

(j)   Mortgage.

(i)   The Security Documents create, as security for the Obligations, valid and enforceable Liens on the Collateral in favor of the Bank. All Governmental Approvals necessary to grant and perfect such Liens have been obtained.

(ii)   The Liens on the Collateral granted to the Bank pursuant to the Security Documents (i) constitute perfected security interests under the UCC to the extent a security interest can be perfected by filing or, in the case of the Securit y Agreement, by "control" (as defined in the UCC) and a perfected mortgage lien under the laws of the Commonwealth of Kentucky and (ii) are, as to the Collateral perfected under such laws, superior and prior to the Liens of all third Persons now existing or hereafter arising, subject to Permitted Liens. All action that is necessary or required by the Bank has been taken in order to establish and perfect the Collateral Agent's Lien on the Collateral and no action, filing, recordation, re-filing, or re-recording is necessary to perfect and maintain the perfection of the Liens on the Collateral in favor of the Bank prior to all Liens other than Permitted Liens. The descriptions of the Collateral set forth in the Security Documents are true, complete, and correct in all material respects and are adequate for the purpose of creating, attaching, and perfecting the Bank's Liens on the Collateral.

(iii)   The Borrower is a corporation organized under the laws of the State of Delaware and, for the purposes of the UCC, (i) is deemed to be organized and located in the State of Delaware and (ii) is a "transmitting utility" (as defined in the UCC).

(k)   Insurance. All insurance satisfying the requirements of Section 5.8, together with such certificates and other instruments as shall be required to comply with Section 5.8, and all other insurance required to be obtained under the Transaction Documents are in full force and effect and all premiums thereon that are due and payable have been paid or will be paid from the proceeds of the Borrowing in connection with which this representation and warranty is made.

(l)   Accuracy of Information. All writings prepared by or on behalf of the Borrower and heretofore furnished by the Borrower to the Bank for the purposes of, or in connection with, the Transaction Documents or any transaction contemplated hereby or thereby are true and accurate in all material respects as of the date such writings were furnished to the Bank and do not contain any untrue statement of any material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading.

(m)   Environmental and Other Laws. Except as previously disclosed to the Bank in writing or set forth on the Disclosure Schedule, (a) the Borrower and its subsidiaries are conducting their businesses in material compliance with all Applicable Laws, including Environmental Laws, and have and are in compliance with all licenses and permits required under any such Laws; (b) to the knowledge of the borrower, none of the operations or properties of any such Person is the subject of federal, state or local investigation evaluating whether any material remedial action is needed to respond to a release of any Hazardous Materials into the environment or to the improper storage or disposal (including storage or disposal at offsite locations) of any Hazardous Materials; (c) to the knowledge of the Borrower, no such Person has filed any notice under any Applicable Law indicating that any such Person is responsible for the improper release into the environment, or the improper storage or disposal, of any material amount of any Hazardous Materials or that any Hazardous Materials have been improperly released, or are improperly stored or disposed of, upon any property of any such Person; (d) no such Person has transported or arranged for the transportation of any Hazardous Material to any location which is (i) listed on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, listed for possible inclusion on such National Priorities List by the Environmental Protection Agency in its Comprehensive Environmental Response, Compensation and Liability Information System List, or listed on any similar state list or (ii) the subject of federal, state or local enforcement actions or other investigations which may lead to claims against any such Person for clean-up costs, remedial work, damages to natural resources or for personal injury claims (whether under Environmental Laws or otherwise); and (e) to the knowledge of the Borrower, no such Person otherwise has any known material contingent liability under any Environmental Laws or in connection with the release into the environment, or the storage or disposal, of any Hazardous Materials.

(n)   Bond Documents. The representations and warranties of the Borrower in each of the Bond Documents to which it is a party are true and correct, and the Borrower has furnished or caused to be furnished to the Bank a true and correct copy of all the Bond Documents as in effect on the date hereof. The Borrower is in full compliance with all of the terms and conditions of each of the Bond Documents to which it is a party.

(o)   Defaults. No Event of Default or Potential Default has occurred and is continuing.

(p)   Margin Stock. The Borrower is not engaged principally in, nor has as one of its important activities, the business of extending credit for the purpose of purchasing or carrying any "margin stock" (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System of the United States of America), and no part of the proceeds to be derived by the Borrower under the Loan Agreement will be used for the purpose, directly or indirectly, whether immediate, incidental or ultimate, of purchasing or carrying, within the meaning of such Regulation U, any such margin stock.

(q)   Taxes. The Borrower has filed all federal, state and local tax returns required to be filed, has paid all taxes shown thereon to be due (other than those due but not yet delinquent) (including interest and penalties) or have provided adequate reserves for payment thereof.

(r)   The Project. The Borrower hereby represents, warrants and covenants to the Bank that:

(i)   Availability of Utilities. All utility and municipal services necessary for the proper operation of the Improvements for their intended purpose are available at the Project, including water supply, storm and sanitary sewer facilities, gas or electricity and telephone facilities, or will be available at the Project when constructed or installed as part of the Improvements, and written permission has been or will be obtained from the applicable utility companies or municipalities to connect the Improvements into each of said services, and the Borrower will supply evidence thereof satisfactory to the Bank. All of such utility and municipal services will, to the Borrower's knowledge, comply with all applicable Governmental Requirements.

(ii)   Roads. All roads necessary for the full utilization of the Improvements for their intended purposes have been or will be completed in connection with the completion of the Improvements and the necessary rights-of-way therefor have either been acquired by the appropriate Governmental Authority or have been dedicated to the public use and accepted by such Governmental Authority and all necessary steps have been taken by the Borrower and any such Governmental Authority to assure the complete construction and installation thereof.

(iii)   Building Permits. All zoning, utility, building, health and operating permits (if any) required for the construction and operation of the Improvements either have been obtained or will be obtained prior to commencement of construction of the Improvements and copies of same will be delivered to the Bank.

(iv)   Project Budget and Application of Disbursements. The Project Budget includes all Project Costs contemplated to be paid from Disbursements, including categories for contingencies and the sources of funds, that is, Disbursements, Project Revenues and the Borrower's Equity. The Borrower agrees to give the Bank prompt written notice of any changes that should be made in the Project Costs so that the Project Budget accurately and realistically represents the sources and uses of funds for the Project. In addition, the Bank may notify the Borrower that, in the Bank's judgment, changes need to be made in the Project Budget. If, after consultation and consideration of the view of the Borrower and supporting documentatio n, the Borrower and the Bank do not agree as to what modifications need to be made in the Project Budget, the determination of the Bank shall govern. The Bank shall confirm to the Borrower the most current approved Project Budget. The Borrower shall use the Disbursements solely for the purpose of paying for the Project Costs as set forth in the Project Budget and shall in no event use any of the Disbursements for any other purpose.

Section 4.2 <u>Bank's Representations</u>. The Bank represents and warrants to the Borrower, as of the date of issuance of the Letters of Credit, that:

(a) <u>Existence and Standing</u>. The Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America and has all requisite power and authority to execute and deliver this Agreement and the Letters of Credit and to perform in its obligations hereunder and thereunder.

(b) <u>Authorization and Validity</u>. All approvals, authorizations, consents, filings or registrations required by law, other than any filings or registrations required under any applicable federal or state securities laws, for the execution and delivery by the Bank of this Agreement and the Letters of Credit ha ve been obtained, and this Agreement and the Letters of Credit constitute valid, binding and enforceable obligations of the Bank, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other laws affecting creditors' rights generally (as such laws may be applied to banking organizations in the event of the bankruptcy, insolvency, liquidation, reorganization or similar situation of the Bank or a moratorium applicable to the Bank) and general principles of equity.

(c) <u>Compliance with Laws and Contracts</u>. Neither the execution and delivery by the Bank of this Agreement or the Letters of Credit, the consummation of the transactions herein and therein contemplated nor compliance with the provisions thereof will violate any law, treaty, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Bank or the provisions of any indenture, instrument or agreement to which the Bank is a party or subject, or by which it, or its property, is bound, or conflict with or constitute a default thereunder.

ARTICLE FIVE

AFFIRMATIVE COVENANTS

Section 5.1 <u>Compliance with Agreements</u>. The Borrower will observe and perform all of its obligations under each of the Transaction Documents to which it is a party. The Borrower will not amend or otherwise modify, or agree to the amendment, modification or termination of, any of the Bonds or the Bond Documents, without the prior written consent of the Bank.

Section 5.2 <u>Covenants as to Corporate Existence, Maintenance of Property, Etc</u>. The Borrower shall:

(a) preserve its corporate or other separate legal existence as a corporation and all its rights and licenses to the extent necessary in carrying on its operations and activities and to be qualified to do business in any jurisdiction where its ownership of Property or conduc t of business requires such qualification; provided, however, that nothing herein contained shall be construed to obligate it to retain or preserve any of its rights or licenses no longer used or useful in carrying on its operations and activities;

(b)   at all times cause its operations and activities to be carried on and conducted and its Property to be maintained, preserved and kept in good repair, working order and condition and all needful and proper repairs, renewals and replacements thereof; provided, however, that nothing herein contained shall be construed to obligate it to retain, preserve, repair, renew or replace any Property, leases, rights, privileges or licenses no longer used or useful in the conduct of its operations and activities;

(c)   do all things reasonably necessary to conduct its affairs and carry on its operations and activities in such manner as to comply with any and all Applicable Laws of the United States of America and the several states thereof and to observe and conform to all valid orders, regulations or requirements of any governmental authority relative to the conduct of its operations and activities and the ownership of its Property; provided, nevertheless, that nothing herein contained shall require it to comply with, observe and conform to any such law, order, regulation or requirement of any governmental authority so long as the validity thereof or the applicability thereof to it shall be contested in good faith by appropriate proceedings diligently pursued; provided, however, that no such contest shall subject the Bank to the risk of any liability;

(d)   promptly pay all lawful taxes, governmental charges and assessments at any time levied or assessed upon or against it or its Property; provided, however, that it shall have the right to contest in good faith by appropriate proceedings diligently pursued any such taxes, charges or assessments or the collection of any such sums and pending such contest may delay or defer payment thereof, provided, however, that no such contest sha ll subject the Bank to the risk of any liability;

(e)   promptly pay or otherwise satisfy and discharge all of its obligations and indebtedness and all demands and claims against it as and when the same become due and payable, other than any thereof (exclusive of Obligations hereunder) whose validity, amount or collectability is being contested in good faith by appropriate proceedings diligently pursued; provided, however, no such contest shall subject the Bank to the risk of any liability;

(f)   notwithstanding the above paragraphs in this section, the Borrower may not change its status with respect to accreditation, licenses, approvals and qualifications, without at least 15 days prior notice thereof and provided such change will not adversely affect the operations and financial condition of the Borrower.

Section 5.3 <u>Delivery of Financial Statements, Certificate of No Default, Other Information</u>.

(a) The Borrower will furnish to the Bank:

 (i) when required by FERC, but in any event within 120 days after the end of each Fiscal Year and in comparative form with the preceding Fiscal Year, a copy of the annual audited Consolidated financial statements of prepared in accordance with the reporting requirements of FERC;

 (ii) within 45 days after the end of each Fiscal Quarter, a copy of the quarterly unaudited Consolidated financial statements of the Borrower, prepared in the same manner as the financial statements referred to in clause (i) above;

 (iii) contemporaneously with the furnishing of any financial statements as provided for in this Section 5.3 a certificate, dated the date of furnishing, signed by the chief accounting officer or chief financial officer of the Borrower to the effect that (A) all unaudited financial statements have been prepared in accordance with the reporting requirements of FERC and (B) after a review of the activities of the Borrower made under his supervision with a view to determining whether the Borrower has fulfilled all of its obligations hereunder and in connection herewith, to the best of his knowledge, (1) no Potential Default or Event of Default has occurred and is continuing, or, if there is any such event, describing it and the steps, if any, being taken to cure it, and (2) the Borrower has fulfilled all of its obligations hereunder and in connection herewith and representations and warranties of the Borrower made herein and in connection herewith continue and (C) setting forth calculations within respect to the financial covenants set forth in Section 6.1 in a form acceptable to Bank;

 (iv) in connection with the furnishing of each copy of annual audited financial statements provided for in clause (i) of this paragraph (a) and as soon as available, a complete copy (together with any and all exhibits, reports, letters and schedules referenced therein) of the annual management letter of recommendations provided by the Accountants in connection with such annual audited financial statements;

 (v) immediately upon learning of the occurrence of any of the following, written notice thereof, describing the same and the steps being taken by the Borrower with respect thereto: (A) a Potential Default or an Event of Default; (B) any final adverse determination in any litigation, arbitration proceeding or governmental proceeding against or involving any Borrower which entails a claim with an individual liability exceeding $2,500,000; (C) the receipt of any notice from, or the taking of any other action by, the holder of any Indebtedness of any Borrower with respect to a claimed default; (D) any dispute between any Borrower and any governmental or regulatory body or any other Person which, if adversely determined, would have a Material Adverse

Effect on any Borrower or impair its ability to perform punctually and fully its obligations hereunder and in connection herewith; or (E) any material default or noncompliance by any party to any of the contracts pertaining to the development, maintenance or operation of the Project, or any portion thereof, with any of the terms or conditions of such contracts, or any notice of termination or other material proceedings or actions which might adversely affect any of such contracts, or any amendment, supplement or notice of termination (whether material and whether permitted hereunder, or by any consent of the Issuer or the Trustee, to a deviation from the terms of the Loan Agreement) of any of such contracts together with a copy of such amendment, supplement or notice of termination; and

(vi)   when delivered to Union Bank of California, a copy of each covenant compliance certificated delivered pursuant to the Union Bank Agreement.

(b)   The Borrower shall deliver to the Bank such other financial statements and information concerning its operations and financial affairs as the Bank may from time to time reasonably request and provide access to its facilities for the purpose of inspection by the Bank during regular operating hours or at such other times as the Bank may reasonably request.

(c)   All information at any time submitted by the Borrower to the Bank shall be accurate in all material respects on the date submitted.

Section 5.4 <u>Further Assurances</u>. At its expense the Borrower will promptly cure or cause to be cured any defects pertaining to the Borrower in the creation or issuance of the Bonds or the execution and delivery of the Bond Documents, this Agreement or any other Transaction Document to the maximum extent it is lawfully able to do so upon the request of any of the parties thereto. At its expense the Borrower will promptly execute and deliver to the Bank all such other and further documents, agreements and instruments and take such further action as the Bank from time to time may reasonably request in order to carry out more effectively the intent and purpose of the Bond Documents, this Agreement or any other Transaction Document, or to perform the covenants and agreements of the Borrower set forth or incorporated by reference in the Bond Documents, this Agreement or any other Transaction Document, or to evidence further and more fully describe its duties and obligations hereunder and under the Transaction Documents or any Bond Documents, or to correct any omissions or ambiguities or inconsistencies herein or therein, or more fully to describe any collateral intended as security hereunder or thereunder or to perfect, protect or preserve any Liens or security interests created pursuant to the Bond Documents or the Transaction Documents and the priority thereof.

Section 5.5 <u>Inspection</u>. Upon request of the Bank and, only so long as no Event of Default or Potential Default exists, upon reasonable prior notice to the Borrower, the Borrower will (a) permit the Bank and its agents and attorneys during normal business hours to visit and inspect any Property of the Borrower and to discuss the affairs, finances and accounts of the Borrower with its officers and its Accountant, and (b) use its best efforts to cause the Trustee to allow the Bank and its agents and attorneys and, only so long as no Event of Default or Potential Default exists, upon reasonable prior notice to the Borrower, to inspect its records, accounts and data relating to the Bonds or any other Bond Documents.

Section 5.6 Environmental Matters; Environmental Reviews.

(a)   The Borrower and its Subsidiaries will comply in all material respects with all Environmental Laws now or hereafter applicable to such Person, as well as all contractual obligations and agreements with respect to environmental remediation or other environmental matters, and shall obtain, at or prior to the time required by applicable Environmental Laws, all environmental, health and safety permits, licenses and other authorizations necessary for its operations and will maintain such authorizations in full force and effect. Neither the Borrower nor any of its Subsidiaries will do anything or permit anything to be done which will subject any of its properties to any remedial obligations under, or result in noncompliance with applicable permits and licenses issued under, any applicable Environmental Laws, assuming disclosure to the applicable governmental authorities of all relevant facts, conditions and circumstances.

(b) The Borrower will promptly furnish to the Bank all written notices of violation, orders, claims, citations, complaints, penalty assessments, suits or other proceedings received by the Borrower and its Subsidiaries, or of which the Borrower otherwise has notice, pending or threatened against the Borrower and its Subsidiaries by any governmental authority with respect to any alleged violation of or non-compliance with any Environmental Laws or any permits, licenses or authorizations in connection with the ownership or use by the Borrower or its Subsidiaries of its properties or the operation of its business.

(c) The Borrower will promptly furnish to the Bank all requests for information, notices of claim, demand letters, and other notifications, received by the Borrower in connection with any Restricted Person's ownership or use of its properties or the conduct of its business, relating to potential responsibility with respect to any investigation or clean-up of Hazardous Material at any location.

Section 5.7 Employee Benefit Plan Obligations. The Borrower will (a) notify the Bank immediately of the occurrence thereof of a Reportable Event (other than an event as to which the requirement of notice to the PBGC has been waived) with respect to any ERISA Plan; (b) notify the Bank immediately upon receipt by the Borrower of any notice of the occurrence of any material default under any ERISA plan or of the institution of any proceeding or other action that includes any ERISA plan; (c) not engage in any "prohibited transaction" (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any ERISA Plan that is not otherwise exempt under any statute, regulation or administrative action and which would give rise to any material liability of the Borrower; (d) not violate Section 4980B of the Code in any manner which would give rise to any material liability of the Borrower and (e) not terminate any ERISA Plan or otherwise operate any such ERISA Plan in a manner which could result in the imposition of a lien on any Property of the Borrower pursuant to Section 4068 of ERISA or any material liability of the Borrower to the PBGC or any other government agency, other than required insurance premium payments to the PBGC.

Section 5.8 Insurance. The Borrower shall keep adequately insured, by financially sound and reputable insurers, its property of a character usually insured by similar Persons engaged in the same or similar businesses. The Borrower shall at all times maintain adequate insurance against its liability for injury to Persons or property, which insurance shall be by financially sound and reputable insurers and shall without limitation provide the following coverages: comprehensive general liability, workers compensation, and automobile liability.

Section 5.9 Use of Bond Proceeds. The proceeds of the Bonds and any investment earnings thereon have been and will be expended solely for the purposes set forth in the Loan Agreement, the Lease and in the Indenture.

Section 5.10 Disclosure to Participants. The Borrower shall permit the Bank to disclose (under instructions to hold such confidential) any information which the Bank receives from the Borrower to any participants in this Agreement and in the Letters of Credit.

Section 5.11 Incorporated Covenants. The Borrower represents and warrants that all representations and warranties made by any Borrower in any of the Bond Documents and the Purchase Agreement are true and correct on and as of the date hereof as if made as of the date hereof (except for such representations and warranties that related specifically to another date) and all such representations and warranties and all the covenants shall also be for the benefit of and run directly to the Bank, and the Bank shall be entitled to rely on such representations, warranties and covenants as though all such representations, warranties and covenants were addressed directly to the Bank. The representations, warranties and covenants referenced in the preceding sentence and incorporated herein (the "Incorporated Covenants") shall not be affected by any amendment, modification or waiver, after the date hereof, nor, notwithstanding any term or provision to the contrary contained herein or therein, the termination of any of said agreements, or the payment in full of the Bonds, its being specifically understood that, without the specific prior written consent of the Bank, no amendment, modification, waiver or termination of the provisions of the Bond Documents or the Purchase Agreement shall be binding or have any effect on the Bank in any manner. The Borrower will promptly deliver or cause to be delivered to the Bank originals or counterparts of each notice, demand, certificate, resolution, opinion, statement, report or other document or instrument delivered or required to be delivered pursuant to any of the Incorporated Covenants, including, without limitation, all documents delivered or required to be delivered by or to the Borrower, the Issuer, or the Trustee.

Section 5.12 Depository. The Borrower shall maintain with the Bank depository and/or treasury management accounts having a minimum balance of $6,000,000, $1,755,000 of which will be held in a blocked account that is covered by the Escrow Agreement and the Security Agreement.

Section 5.13 Project.

(a)   Construction Documents. The Borrower shall deliver to the Bank a copy of the Construction Contract. The Borrower shall furnish the Bank with a complete list of all persons, firms or entities which the Contractor proposes to engage to furnish labor and/or materials in constructing the Improvements and, upon written request of the Bank, will furnish the Bank with true copies of all written agreements (including contracts, subcontracts and purchase orders) therefor and the terms of all verbal agreements therefor. All such contracts shall be in form and content satisfactory to the Bank. If, in the sole judgment of the Bank, such contracts and subcontracts do not cover all of the work necessary for completion of construction of the Improvements (exclusive of tenant improvements), including the installation of such fixtures and equipment as are required for the operation of the Improvements and including all work required by any leases then in effect or to make any portion of the Improvements rentable (whether to be done and paid for by the Borrower or by lessees under leases), the Borrower shall cause to be furnished firm bids from responsible parties, or estimates and other information satisfactory to the Bank, for the work not so covered, to enable the Bank to ascertain the total estimated cost of all work done and to be done. The Construction Contract together with all other contracts, subcontracts, lists, agreements and terms of verbal agreements described in this subparagraph shall herein be called the "Construction Documents".

(b)   Construction Contract. The Borrower shall (i) permit no default under the terms of the Construction Contract, (ii) waive none of the obligations of the Contractor thereunder, (iii) do no act which would relieve Contractor from its obligations to construct the Improvements according to the Plans and Specifications, and (iv) make no amendments to, or change orders with respect to, the Construction Contract or any other Construction Document, without the prior written consent of the Bank.

(c)   Commencement and Completion of Construction. The Borrower shall diligently pursue construction of the Project to completion, and shall supply such moneys required in excess of the Disbursements and the Borrower's Equity and perform such duties as may be necessary to complete the construction of the Improvements pursuant to and in conformity with the Plans and Specifications and in accordance with good building practice and in full compliance with all terms and conditions of the Transaction Documents, all of which shall be accomplished on or before the Completion Date, and without liens, claims or assessments (actual or contingent) asserted against the Project for any material, labor or other items furnished in connection therewith, and all in full compliance with all Governmental Requirements. The Borrower will provide to the Bank upon request therefor evidence of satisfactory compliance with all of the foregoing.

(d)   Right of the Bank to Inspect Project. The Borrower shall permit the Bank and its representatives and agents, including the Inspecting Architect, to enter upon the Project and to inspect the Improvements and all materials to be used in the construction thereof and all books, records, contracts, statements, invoices, bills, plans and specifications, shop drawings, appraisals, title and other insurance, reports, lien waivers and all other instruments and documents of any kind relating to the construction, leasing and operation of the Improvements; shall cooperate and cause Contractor to cooperate with the Bank and its representatives and agents during such inspections and shall maintain all of the foregoing for said inspections; shall permit the photographing of any portions of the Project or any materials thereon; and shall, if requested by the Bank or its representatives or agents, move, remove or uncover such materials or portions of the Improvements as shall be reasonably necessary to fully and completely inspect the Project; provided, however, that this provision shall not be deemed to impose upon the Bank any duty or obligation whatsoever to undertake such inspections, to correct any defects in the Improvements or to notify any person with respect thereto.

(e)   Correction of Defects. The Borrower shall promptly correct any structural defect in the Improvements or any departure from the Plans and Specifications not previously approved by the Bank and any violation of any requirement of any Governmental Authority. No Disbursement shall constitute a waiver of the Bank's right to require compliance with this covenant.

(f)   Off-Site Work. To the extent required by the Plans and Specifications, the Borrower shall promptly commence and complete any and all off-site improvements (including public streets, walks and like areas adjoining the Improvements) as and if required and provide any and all utilities and other facilities required, all in accordance with the requirements of all Governmental Authorities having jurisdiction thereof. Unless otherwise provided for, such off-site improvements shall be deemed part of the work of construction of the Improvements. The Borrower expressly agrees to indemnify the Bank and to hold it harmless against any claim of surety furnishing bond for such work to the Governmental Authorities having jurisdiction, whether such claims be founded upon existing or future liability, and whether such liability be expressed or implied.

(g)   Storage of Materials. The Borrower shall cause all materials supplied for or intended to be utilized in the construction of the Improvements but not affixed to or incorporated into the Project to be stored on the Project or at such other location as may be approved by the Bank in writing, with adequate safeguards to prevent loss, theft, damage or commingling with other materials not intended to be utilized in the construction of the Improvements.

(h)   Encroachments. The Borrower agrees tha t (i) the Improvements shall be constructed entirely on the Land; (ii) until the Loan is discharged, no conveyances of any portion of or interest in the Project will be made by the Borrower which will cause any encroachment above, on, or under the surface of the Project; (iii) such construction will not encroach upon or overhang any easement or right-of-way upon the land of others; (iv) the Improvements when erected shall be wholly within applicable building restriction lines however established; and (v) upon request the Borrower will, from time to time, furnish satisfactory evidence of the foregoing.

(i)   Liens. The Borrower will not install nor otherwise incorporate in the

Improvements any materials, equipment or fixtures under any conditional sales agreements or security agreement whereby the right is reserved or accrued to anyone to remove or repossess any such items. The Borrower will not cause or permit any lien or claim for lien for any labor and/or material to be filed or to become valid or effective against the Project; provided, however, that the existence of any unperfected and unrecorded mechanic's lien shall not constitute a violation of this subsection if payment is not yet due for the work giving rise to the lien.

(j)   Cooperation with Inspecting Architect. The Borrower shall cooperate with the Inspecting Architect and will cause the Contractor and the employees of each of them to cooperate with the Inspecting Architect and, upon request, will furnish the Inspecting Architect whatever he may consider necessary or useful in connection with the performance of his duties including but not limited to permits, subcontracts, purchase orders, lien waivers and other documents relating to the construction of the Improvements. The Borrower acknowledges that the duties of the Inspecting Architect run solely to the Bank and that the Inspecting Architect shall have no obligations or responsibilities whatsoever to the Borrower, the Contractor or to any of their respective agents or employees.

(k)   Sign Regarding Construction Financing. The Borrower shall include on any sign erected by the Borrower at or near the Project setting forth the names of the Contractor and/or any subcontractors of the construction of the Improvements a statement in conspicuous lettering that construction financing is being provided by the Bank, all to the reasonable satisfaction of the Bank. If such sign is not erected, the Borrower shall, upon request by and at the expense of the Bank, erect and maintain on a suitable site on the Project a sign indicating that construction financing is being provided by the Bank, all to the reasonable satisfaction of the Bank.

(l)   Appraisal. The Borrower shall submit from time to time, within thirty (30) days following written request of the Bank, which request may not be made earlier than one (1) year after the date of the appraisal delivered to the Bank and not more often than annually thereafter (unless required by a governmental agency having jurisdiction over the Bank), an MAI appraisal of the Project and the proposed Improvements by a licensed appraiser satisfactory to the Bank, such appraisal to be in the form and amount satisfactory to the Bank. In lieu of obtaining an appraisal from the Borrower hereunder, but subject to the limitation set forth in the previous sentence, the Bank may itself obtain the appraisal and the Borrower shall pay the cost thereof to the Bank within thirty (30) days following written request of the Bank.

(m)   Plans and Specifications. Borrower has furnished (or will furnish when finalized) to the Bank the Plans and Specifications for construction of the Improvements, including the engineering plans, complete architectural plans, specifications and work drawings, projected costs and related information, site plans, proposed plat dedications and proposed development restrictions and conditions and all requisite building permits authorizing construction of the Improvements. Borrower has also furnished the Bank with a detailed listing of the Plans and Specifications. The Pla ns and Specifications and the Improvements constructed thereto will comply with all applicable restrictive covenants and Governmental Requirements and all standards and regulations of appropriate supervising boards of fire underwriters and similar agencies (and the engineering specifications contained in the Plans and Specifications shall be within applicable environmental standards). The Plans and Specifications as approved will not be modified or supplemented in any respect without the prior written approval of the Bank.

(n)   Supplemental Data. Borrower shall submit to the Bank a statement of the projected cost of constructing the Improvements, including a description of all contracts let or to be let by Borrower for the design, engineering, construction and equipping of the Improvements, setting forth the name or names of the contractor or contractors, the date of the contracts and of any supplements or amendments thereto, the scope of the work covered thereby, and the aggregate amounts payable to the contractors thereunder, and further stating whether said contract or contracts embrace all of the work required to be done and all of the material necessary for completion of construction, and, if not, setting forth sufficient information to enable the Bank to determine the estimated cost of any work or materials not so covered.

(o)   Changes in Plans. All requests for approval of changes in the Plans and Specifications must be in writing, signed by Borrower, and shall be conditioned upon and acceptance by the Bank, which acceptance shall be subject to such conditions and qualifications as the Bank in its sole and absolute discretion may reasonably prescribe. Notwithstanding the foregoing, the Bank's approval shall not be required if all of the following conditions are satisfied:

(i)   Said changes do not have a material effect on the structural portions or the exterior appearance of the Improvements or the architectural design concept thereof;

(ii)   None of said changes increases the cost of construction by more than $100,000;

(iii)   The aggregate of all of said changes does not increase the cost of construction by more than $250,000; and

(iv)   At the end of each month Borrower submits to the Bank copies of all change orders effecting said changes made in such month.

ARTICLE SIX

NEGATIVE COVENANTS

Section 6.1 Financial Covenants.

(a)   Minimum Tangible Net Worth. As of the end of each Fiscal Quarter, the Tangible Net Worth of Borrower shall not be less than $300,000,000, calculated on a consolidated basis and using either the FERC Basis or GAAP.

(b)   Debt to Net Worth Ratio. As of the end of each Fiscal Quarter, the Borrower's Debt to Total Net Worth Ratio shall not be greater than 1.25 to 1.0.

(c)   Fixed Charge Ratio. As of the end of each Fiscal Quarter, calculated for the four consecutive Fiscal Quarters then ended, the Borrower's Fixed Charge Coverage Ratio shall not be less than 1.10 to 1.0.

(d)   Liquidity Maintenance. As of the end of each Fiscal Quarter, the sum of Borrower's cash, Permitted Investments and amounts available to be drawn under the Union Bank Agreement shall equal or exceed the amount equal to reasonably anticipated operating expenses, fixed charges, interest expense and payments due with respect to Capital Lease Obligations for the Borrower and its Subsidiaries for the next Fiscal Quarter.

(e)   Minimum Debt Rating. Borrower shall maintain a Rating Level of at least BB from S&P and C1 from Moody's (collectively, in this definition called the "Designated Rating Agencies"). As used in this definition, (i) the term "Rating Level" means for any day with respect to any of the Designated Rating Agencies, the rating level for Borrower applicable on such day, issued by such Designated Rating Agency, from time to time, with respect to the Long-Term Debt of the Borrower, or if such rating is unavailable, equivalents thereof, including counterparty ratings, implied ratings and corporate ratings; and (ii) "Long-Term Debt" means senior, unsecured, non-credit enhanced long-term indebtedness for borrowed money.

If any of the Designated Rating Agencies shall not have in effect a rating for the Long-Term Debt or if the rating system of any of the Designated Rating Agencies shall change, or if either of the Designated Rating Agencies shall cease to be in the business of rating corporate debt obligations, Borrower and the Bank shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from such Designated Rating Agency, but until such an agreement shall be reached, the Rating Level shall be based only upon the rating by the remaining Designated Rating Agency.

Section 6.2 Limitations on Incurrence of Additional Indebtedness. The Borrower shall not create, guarantee, incur, assume, suffer or permit to exist or otherwise become liable, directly or indirectly in respect to any Indebtedness, other than Permitted Indebtedness.

Section 6.3 Sale, Lease or Other Disposition of Property. The Borrower will not sell, lease or otherwise dispose of any interest in the Collateral or any interest in the Pipeline, if such sale, lease or disposition of such interest in the Pipeline would cause a Material Adverse Effect, except for sales or leases of Property of the following types:

(a)   equipment that has, or within the next succeeding 12 calendar months is reasonably expected to, become inadequate, obsolete, worn out, unsuitable, unprofitable, undesirable or unnecessary and the sale, lease, removal or other disposition thereof will not impair the structural soundness, efficiency or economic value of the Project or the Pipeline , as the case may be;

       (b)   equipment transferred, sold or leased in the ordinary course of operations and activities for fair and adequate consideration;

       (c)   property replaced promptly by other property of comparable value and utility; or

       (d)   Permitted Investments made with cash or other Permitted Investments.

Section 6.4 <u>Limitations on Creation of Liens</u>. The Borrower will not create or suffer to be created or exist any Lien upon Property now owned or hereafter acquired by it other than a Permitted Lien.

Section 6.5 <u>Limitations with Respect to Loans and Investments</u>. The Borrower will not, directly or indirectly, purchase, hold or acquire any stock, evidence of Indebtedness or other securities of, make or permit to exist any loan, advance or capital contributions to, or make or permit to exist any investment or other interest in, any other Person, except for the following: (a) Permitted Investments, (b) loans to wholly-owned Subsidiaries of the Borrower if, at the time of making such loan, (c) investments constituting accounts receivable arising in the ordinary course of bus iness or deposits made in connection with the purchase price of goods or services in the ordinary course of business, (d) investments permitted as Capital Expenditures in accordance with the terms and conditions of this Agreement, (e) loans and advances to employees of the Borrower in the ordinary course of business (including for travel, entertainment and relocation expenses) in an aggregate amount not to exceed $2,000,000 at any time outstanding, (f) investments existing on the Issuance Date and set forth on the Disclosure Schedule and (g) investments in any guarantee obligations in accordance with the terms and conditions of this agreement.

Section 6.6 <u>Distributions</u>. The Borrower shall not make any Distributions if a potential Default or Event of Default has occurred and is continuing or would occur as a result thereof.

Section 6.7 <u>Certain Contracts; ERISA</u>. Neither the Borrower nor any of its Subsidiaries will enter into any "take-or-pay" contract or other contract or arrangement for the purchase of goods or services which obligates it to pay for such goods or service regardless of whether they are delivered or furnished to it. Neither the Borrower nor any of its Subsidiaries will amend or permit any amendment to any contract or lease which releases, qualifies, limits, makes contingent or otherwise detrimentally affects the rights and benefits of the Bank under or acquired pursuant to any Transaction Documents. No ERISA Affiliate will incur any obligation to contribute to any Multiemployer Plan.

Section 6.8 <u>Redemption of Bonds</u>. The Borrower will not cause the Bonds, whether in whole or in part, to be optionally redeemed pursuant to the Indenture from draws under the

Letters of Credit without (a) the prior written consent of the Bank or (b) depositing with the Bank a sum sufficient to pay the principal of and interest on such Bonds to be redeemed.

Section 6.9 <u>Removal of Trustee</u>. The Borrower shall not, without the prior written consent of the Bank, remove the Trustee or appoint a substitute Trustee.

Section 6.10 <u>Offering Materials</u>. The Borrower shall not refer to the Bank or provide information relating to the Bank in any offering materials relating to the Bonds without the Bank's prior written consent thereto.

ARTICLE SEVEN

DEFAULTS

Section 7.1 <u>Events of Default</u>. Any one or more of the following events constitute an "Event of Default" hereunder:

(a)   any representation or warranty made by the Borrower in this Agreement or any other Transaction Document, or in any certificate or agreement made or delivered pursuant to or in connection with any of the foregoing, or any information, financial or otherwise, supplied by the Borrower to the Bank, shall prove to have been false or misleading in any material respect either on the date hereof, on the date of any drawing under the Letters of Credit or on the date when made;

(b) any "Event of Default" or other event or occurrence of similar import which requires or permits any indebtedness of the Borrower to become due prior to its stated maturity shall have occurred under any of the Transaction Documents, the Union Bank Agreement or the Union Bank Transaction Indenture and shall have continued beyond any applicable grace period;

(c)   default by the Borrower in the payment of (i) any amount required to be paid to reimburse any sum in connection with a draw under the Letters of Credit when due or (ii) any fee or interest required hereunder within 3 Business Days after the same shall be due;

(d)   default by the Borrower in the due observance or performance of any term, covenant or agreement set forth in Article VI of this Agreement as may be modified by Section 2.13 of this Agreement;

(e)   default by the Borrower in the due observance or performance of any term, covenant or agreement set forth in Article V of this Agreement or any other Transaction Document, and the same shall remain uncured for 15 days as may be modified by Section 2.13 of this Agreement;

(f)   default by the Trustee in the due observance or performance of any term, condition or covenant of any Bond Documents and such default shall continue beyond any applicable grace period;

(g)   except as otherwise provided in subparagraph (c) above, default shall occur in the payment when due of any Indebtedness which exceeds in the aggregate $5,000,000 issued, assumed or guaranteed by the Borrower and shall continue beyond any applicable period of grace, or default shall occur under any indenture, agreement or other instrument under which the same may be issued, and such default shall continue for a period of time sufficient to permit the acceleration of the maturity of any such indebtedness;

(h)   the Borrower makes an assignment for the benefit of creditors, files a petition in bankruptcy or a petition seeking an order for relief, is unable generally to pay its debts as they come due, is adjudicated insolvent or bankrupt or there is entered any order or decree granting relief in any involuntary case commenced against it under any applicable bankruptcy, insolvency y or other similar law now or hereafter in effect, or the Borrower petitions or applies to any tribunal for any receiver, trustee (including a debtor in possession), liquidator, assignee, custodian, sequestrator or other similar official for the Borrower or of any substantial part of its property, or commences any proceeding in a court of law for a reorganization, readjustment of debt, dissolution, liquidation or other similar procedure under the law or statutes of any jurisdiction, whether now or hereafter in effect, or there is commenced against it any such proceeding in a court of law which remains undismissed or shall not be discharged, vacated or stayed, or such jurisdiction shall not be relinquished, within 90 days after commencement, or the Borrower by any act, indicates its consent to, approval of, or acquiescence in any such proceeding in a court of law, or to an order for relief in an involuntary case commenced against the Borrower under any such law, or to the appointment of any receiver, trustee (including a debtor in possession), liquidator, assignee, custodian, sequestrator or other similar official for it or a substantial part of its properties, or the Borrower suffers any such receivership, trusteeship, liquidation, assignment, custodianship, sequestration or other similar procedure to continue undischarged for a period of 90 days after commencement or any of them takes any action for the purposes of effecting any of the foregoing;

(i)   any material provision of this Agreement or any other Transaction Document shall cease to be valid, binding and enforceable obligations of the parties thereto or the Borrower or any governmental authority shall contend that any of the foregoing documents or any material provision thereof has ceased to be a legal, valid, binding and enforceable obligation of each of the parties thereto;

(j)   judgment for the payment of money in excess of an aggregate of $5,000,000 (or its equivalent in another currency or currencies) and not fully covered by insurance or reserves shall be rendered against the Borrower and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed or for the payment of which a surety bond or other adequate security (in the sole judgment of the Bank) has not been obtained;

(k)   the issuance, sale or delivery of any Bond shall result in a violation of any law, rule or regulation, or any order of any court, governmental agency or regulatory body, or any indenture or loan or credit agreement (including this Agreement), or any other agreement or instrument, applicable to the Borrower or the Issuer or to such issuance, sale or delivery;

(l)   Either (i) any "accumulated funding deficiency" (as defined in Section 412(a) of the Code) in excess of $1,000,000 exists with respect to any ERISA Plan, whether or not waived by the Secretary of the Treasury or his delegate which has not been corrected within 2 Business Days, or (ii) any ERISA Plan (other than a Multiemployer Plan) shall terminate for purposes of Title IV of ERISA or notice is given of intent to terminate any such ERISA Plan and the then current value of such ERISA Plan's benefit liabilities exceeds the then current value of such ERISA Plan's assets available for the payment of such benefit liabilities by more than $1,000,000; and

(m)   The occurrence of any event which could reasonably be expected to cause a Material Adverse Effect.

Section 7.2 Remedies. Upon the occurrence and during the continuance of any Event of Default hereunder (other than Section 7.1(h)), the Bank may exercise any one or more of the following rights and remedies, in addition to any other remedies herein, in any other Transaction Document or by law provided:

(a)   declare the principal of and accrued interest on the Obligations, any Increased Costs and any other Obligations owing hereunder immediately due and payable;

(b)   require that the Borrower immediately pay the Bank (to be held as collateral) in immediately available funds the full Stated Amount of the Letters of Credit less any amounts on deposit;

(c)   advise the Trustee that an Event of Default has occurred and/or instruct the Trustee to accelerate the Bonds;

(d)   direct the Trustee to exercise its right under the Bond Documents;

(e)   pursue any other action available at law or in equity; or

(f)   exercise any option not to reinstate any portion of the Stated Amount under the Letters of Credit.

Upon the occurrence of an Event of Default provided in Section 7.1(h) with respect to any Borrower, all amounts owing under this Agreement and the other Transaction Documents shall be automatically accelerated on the date of occurrence of such Event of Default without presentment, demand, protest, notice of intention to accelerate, notice of acceleration or other notice of any kind to the Borrower or any other Person, all of which are hereby expressly waived, and Bank shall have all other rights and remedies as provided and referred herein and as to which it may be entitled pursuant to each of the Transaction Documents.

The Borrower agrees to pay to the Bank all reasonable out-of-pocket expenses incurred or paid by the Bank, including reasonable attorneys' fees, disbursements and court costs, in connection with any Potential Default or Event of Default hereunder or in connection with the administration or enforcement of any of the terms of any Transaction Documents.

ARTICLE EIGHT

DISBURSEMENTS FROM PROJECT FUND

Section 8.1. <u>Disbursement Procedure</u>. Disbursements from the Construction Fund shall be made in accordance with the following procedure:

(a)   <u>Certificate for Disbursement</u>. At such time as the Borrower shall desire to obtain, subject to the requirements contained herein, the Bank's approval of a Disbursement, the Borrower shall complete, execute and deliver to the Bank a request for Disbursement in the form of the Certificate for Disbursement (AIAG - 702) approved by the Bank (each a "Certificate for Disbursement").

(b)   <u>Evidence of Progress of Construction</u>. Each Certificate for Disbursement shall, upon the request of the Bank, be accompanied by evidence in form and content reasonably satisfactory to the Bank, including but not limited to certificates and affidavits of the Borrower, and/or Contractor or such other person as the Bank may require, showing that:

(i)   the value of that portion of the Improvements completed at that time;

(ii)   all outstanding claims for labor, materials and fixtures have been paid or will be paid from the proceeds of such Disbursement;

(iii)   there are no Liens outstanding against the Project, except for the Bank's lien and security interest evidenced by the Mortgage, other than inchoate liens for property taxes not yet due;

(iv)   the Borrower has complied with all of the Borrower's obligations, as of the date thereof, under the Transaction Documents;

(v)   all construction prior to the date of the request for a Disbursement has been performed and completed in accordance with the Plans and Specifications;

(vi)   prior Disbursements have been applied directly to the payment of Project Costs, as set forth in the Project Budget or otherwise as the Bank shall have approved in writing;

(vii)   all change orders in any amount whatsoever shall have been approved in writing by the Bank, and, if required by the Bank, by any surety under the Payment and Performance Bond;

(viii)   in reasonable detail but only if applicable, all tangible personal property installed in or appurtenant to the Improvements, but not considered to be fixtures, and the value thereof;

(ix)   the amount remaining in the Construction Fund is sufficient to pay the cost of completing the Improvements in accordance with the Plans and Specifications;

(x)   the location of the Improvements will not encroach upon any adjoining properties or interfere with any easement;

(xi)   all of the Borrower's representations and warranties contained herein or in any other Transaction Document remain true and correct in all material respects as of the date of such advance;

(xii)   the Borrower has performed each covenant and agreement to be performed by the Borrower pursuant to this Agreement, any other Transaction Document within the time specified;

(xiii)   if payments are to be made on account of materials or equipment not incorporated in the work but delivered and suitably stored on the Project, or at some other location agreed upon in writing, such payments shall be conditioned upon submission to the Bank by the Borrower of bills of sale or such other procedures satisfactory to the Bank to establish the Borrower's title to, and the Bank's lien upon, such materials or equipment or otherwise protect the Bank's interest;

(xiv)   the Project is not the subject of any litigation which adversely affects or could adversely affect the title thereof and/or the validity or priority of the Mortgage or the right of the Borrower to construct the Improvements; and

(xv)   the Payment and Performance Bond is in full force and effect;

and shall be accompanied by copies of all bills or statements for expenses for which the advance is requested.

(c)   <u>Certificate of Inspecting Architect</u>. Each Certificate for Disbursement shall be accompanied by written certification from the Bank's Inspecting Architect or inspection engineer indicating the status of construction, compliance with the Plans and Specifications, and approval of the disbursement request. The Borrower shall pay all fees and expenses of such architect or engineer for monthly inspections, or more frequently if such inspections result from more frequent disbursement requests from the Borrower.

(d)   Continuation of Title Insurance Coverage. Each Certificate for Disbursement shall, at the request of the Bank, be accompanied by a satisfactory down date endorsement to the previously delivered Mortgagee Title Policy which endorsement shall (i) extend the effective date of the Mortgagee Title Policy to the date of advancement and show that since the effective date of said Policy (or the effective date of the last suc h endorsement, if any) there has been no change in the status of the title to the Project and no new encumbrance thereon and (ii) state the amount of coverage then existing under the Mortgagee Title Policy which shall be the total of all disbursements of the Loan including the disbursement which is made concurrently with the down date endorsement.

Section 8.2. Conditions to Each Disbursement. At no time and in no event shall the Bank be obligated to approve a Disbursement:

(a)   in excess of the amount recommended by the Bank's Inspecting Architect;

(b)   if any Event of Default or Potential Default shall have occurred;

(c)   if the Bank in its reasonable discretion is not satisfied that the construction of the Improvements will be completed on or before the date specified herein;

(d) if the Loan is not "in balance" as provided in Section 8.3 following; or

(e)   if the Project shall have been damaged by fire or other casualty and the Bank shall not have received insurance proceeds sufficient in the sole judgment of the Bank to effect the restoration of the Improvements in accordance with Plans and Specifications and to permit the completion of the Improvements on or before the Completion Date set forth herein.

Section 8.3. Balancing of Loan and the Borrower's Deposit.

(a)   The Disbursements shall be deemed to be "in balance" only at such time as the Borrower has paid a sufficient amount of Project Costs from its own funds so that the undisbursed portion of the Disbursements, together with projected Project Revenues as set forth in the Project Budget, are sufficient to pay all Project Costs until completion of the Project. In determining whether the Disbursements are in balance, the Bank shall determine, among other things, whether the amounts allocated for each category of Project Costs in the Project Budget are sufficient and whether the timing of receipts and expenditures set forth in the Forecast are realistic and achievable.

(b)   Within ten (10) days after written notice from the Bank to the Borrower that the Disbursements are not in balance, the Borrower shall deposit with the Bank sufficient funds (herein called "the Borrower's Deposit") with the Bank to bring the Disbursements in balance. The Borrower's Deposit will be held by the Bank in a non-interest bearing account collaterally assigned to secure the Obligations and will be disbursed by the Bank to pay Project Costs pursuant to this Agreement, prior to the disbursement of any additional Disbursements from the Project Fund. Upon the occurrence of an Event of Default, the Bank may apply the Borrower's Deposit against the unpaid Obligations, in such order as the Bank may determine. Upon the payment in full of the Obligations, the Bank shall return the remaining balance of the Borrower's Deposit, if any, to the Borrower.

(c)   the Borrower will provide the Bank with draw request documents, satisfactory title endorsements and other information required hereunder with respect to funds used to pay Project Costs under subsection (b) above, on a monthly basis, as if such funds were Disbursements.

Section 8.4 <u>Retainage and Final Disbursement</u>. Ten percent (10%) of the amount on deposit in the Construction Fund shall not be approved for Disbursement by the Bank, which ten percent (10%) shall be disbursed only upon compliance with the following requirements (in addition to the requirements for all other disbursements):

(a)   Receipt by the Bank of satisfactory evidence of the completion of the Improvements in accordance with Plans and Specifications and approval of such completion by Governmental Authorities having jurisdiction and approval of such completion by the representative of the Bank;

(b)   Receipt by the Bank of a satisfactory "as-built" blueprint or survey reflecting the location of the Improvements on the Land in accordance with the Plans and Specifications;

(c)   Receipt by the Bank of (i) lien waivers or lien subordinations or releases from all contractors, subcontractors, laborers and materialmen employed in furnishing labor or materials in connection with the construction of the Improvements or (ii) an endorsement to the Mortgagee Title Policy removing any exception with respect to liens arising by reason of unpaid bills or claims for work performed or materials furnished in connection with the Improvements;

(d)   A period of time shall have elapsed after the date of completion of construction of the Improvements so that under Applicable Law no mechanic's or materialmen's liens could be perfected against the Project; and

(e) Receipt by the Bank of such other certificates, assurances and opinions as the Bank shall reasonably require.

Section 8.5 <u>Notice, Frequency and Place of Disbursements</u>. The Certificate for Disbursement shall be submitted to the Bank at least ten (10) business days prior to the date of the requested advance. Disbursements shall be made no more frequently than monthly and in amounts of not less than One Hundred Thousand Dollars ($100,000).

Section 8.6. <u>Rights of Third Parties</u>. All conditions of the obligations of the Bank hereunder, including the obligation to approve Disbursements, are imposed solely and exclusively for the benefit of the Bank and its successors and assigns and no other person shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that the Bank will approve Disbursements or refuse to approve Disbursements in the absence of strict compliance with any or all thereof and no other person shall, under any circumstances, be deemed to be a beneficiary of such conditions, any and all of which may be freely waived in whole or in part by the Bank at any time if in its sole discretion it deems it desirable to do so. In particular, the Bank makes no representations and assumes no duties or obligations as to third parties concerning the quality of the construction by the Borrower of the Improvements or the absence therefrom of defects. Failure to inspect the construction of the Improvements or any part thereof or inspection not followed by notice of default shall not constitute a waiver of any of the Bank's rights hereunder nor shall it constitute a representation that there has been compliance with the Plans and Specifications or that the construction of the Improvements is free from defective materials or workmanship. In this connection the Borrower agrees to and shall indemnify the Bank from any liability, claims or losses resulting from the Disbursements or from the condition of the Project whether related to the quality of construction or otherwise and whether arising during or after the term of this Agreement. This provision shall survive the repayment of the Loan and shall continue in full force and effect so long as the possibility of such liability, claims or losses exists.

ARTICLE NINE

MISCELLANEOUS

Section 9.1 <u>Increased Costs</u>. If any change after the date hereof in any Applicable Law, treaty, regulation, guideline or directive (including, without limitation, Regulation D promulgated by the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect) or any law, treaty, regulation, guideline or directive or any interpretation of any of the foregoing by any authority charged with the administration or interpretation thereof or any central bank or other fiscal, monetary or other authority having jurisdiction over the Bank, the Letters of Credit or the transactions contemplated by this Agreement (whether or not having the force of law) shall:

(a)   subject the Bank to any tax, deduction or withholding with respect to the Letters of Credit or this Agreement, or any amount paid or to be paid by the Bank as the issuer of the Letters of Credit (other than any tax measured by or based upon the overall net income of the Bank imposed by any jurisdiction having control over the Bank);

(b)   impose, modify or deem applicable any reserve, special deposit, risk-based capital or similar requirements against any assets held by, deposits with or for the account of, or loans, letters of credit or commitments by, an office of the Bank, in connection with payments by the Bank hereunder or under the Letters of Credit or in maintaining the Letters of Credit;

(c)   change the basis of taxation of payments due to the Bank under this Agreement (other than by a change in taxation of the overall net income of the Bank); or

(d)   impose upon the Bank any other condition with respect to this Agreement or the Letters of Credit;

and the result of any of the foregoing is to increase the cost to the Bank of the extension of credit hereunder or of making any payment or maintaining the Letters of Credit hereunder, to reduce the amount of any payment (whether of principal, interest or otherwise) receivable by the Bank or to require the Bank to make any payment on or calculated by reference to the gross amount of any sum received by it, in each case by an amount which the Bank in its sole judgment deems material (collectively, "Increased Costs"), then:

(i)   the bank may notify the Borrower in writing of the happening of such event;

(ii)   the Bank shall, if it so notifies the Borrower, promptly deliver to the Borrower a certificate stating the change which has occurred or the reserve requirements or other conditions which have been imposed on the Bank or the request, direction or requirement with which it has complied, together with the date thereof, the amount of such increased cost, reduction or payment and the way in which such amount has been calculated; and

(iii)   the Borrower shall upon such notice pay to the Bank such amount or amounts as will compensate the Bank for such additional cost, reduction or payment within 30 days after the Borrower's receipt of the certificate required by subparagraph (ii) above, if such cost is immediately payable by the Bank, or at the Expiration Date (whether by acceleration or otherwise), if such cost is payable by the Bank on a periodic basis.

The certificate of the Bank, signed by an officer of the Bank, as to the additional amounts payable pursuant to this section shall be conclusive evidence thereof absent manifest error. The protection of this section shall be available to the Bank regardless of any possible contention of invalidity or inapplicability of the law, regulation or condition which has been imposed. Provided, however, that any Increased Cost paid by the Borrower hereunder which is available to or for the benefit of the Bank upon termination of the Letters of Credit shall be refunded by Bank forthwith upon such termination.

SECTION 9.2 <u>INDEMNITY, COSTS, EXPENSES AND TAXES</u>. THE BORROWER HEREBY AGREES TO PROTECT, INDEMNIFY, PAY AND SAVE THE BANK AND ITS OFFICERS, DIRECTORS, SHAREHOLDERS, EMPLOYEES, AGENTS, AND SERVANTS (THE "<u>INDEMNIFIED PARTIES</u>") HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, ACTIONS, CAUSES OF ACTION, JUDGMENTS, SUITS, OBLIGATIONS, DEMANDS, LIABILITIES, DAMAGES, LOSSES, COSTS, CHARGES AND EXPENSES (INCLUDING REASONABLE ATTORNEYS' FEES AND DISBURSEMENTS) WHICH THEY MAY INCUR OR BE SUBJECT TO AS A CONSEQUENCE, DIRECT OR INDIRECT, OF (A) THE ISSUANCE OF THE LETTERS OF CREDIT, OR ANY DRAWING OR PURPORTED DRAWING THEREUNDER, OR THE EXECUTION, DELIVERY, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE INDENTURE OR THE OTHER BOND DOCUMENTS OR THE EXECUTION AND DELIVERY OF THE BONDS, OTHER THAN AS A RESULT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF THE BANK; (B) ANY INACCURACY IN ANY MATERIAL RESPECT, OR ANY UNTRUE STATEMENT OR ALLEGED UNTRUE STATEMENT OF ANY MATERIAL FACT, CONTAINED IN THE PRELIMINARY OFFICIAL STATEMENT RELATING TO THE ISSUANCE OF ANY OF THE BONDS OR ANY AMENDMENT OR SUPPLEMENT THERETO OR IN THE OFFICIAL STATEM ENT RELATING TO THE ISSUANCE OF THE BONDS OR ANY AMENDMENT OR SUPPLEMENT THERETO, OR BY REASON OF THE OMISSION OR ALLEGED OMISSION TO STATE THEREIN A MATERIAL FACT PERTAINING TO THE BORROWER NECESSARY TO MAKE SUCH STATEMENTS, IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING; (C) ANY BREACH BY THE BORROWER OF ANY WARRANTY, COVENANT, TERM OR CONDITION IN, OR THE OCCURRENCE OF ANY DEFAULT UNDER, THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY OTHER BOND DOCUMENT, TOGETHER WITH ALL REASONABLE EXPENSES RESULTING FROM THE COMPROMISE OR DEFENSE OF ANY CLAIMS OR LIABILITIES ARISING AS A RESULT OF ANY SUCH BREACH OR DEFAULT; (D) DEFENSE AGAINST ANY LEGAL ACTION COMMENCED TO CHALLENGE THE VALIDITY OF ANY OF THE ABOVE REFERRED TO INSTRUMENTS (INCLUDING, BUT NOT LIMITED TO, TEMPORARY RESTRAINING ORDERS AND TEMPORARY OR PRELIMINARY OR PERMANENT INJUNCTIONS); (E) ANY CONTEST INITIATED UNDER SECTION 5.2 OF THIS AGREEMENT; AND (F) MATTERS FOR WHICH THE BORROWER HAS ASSUMED THE RISK UNDER SECTION 9.4 **WITHOUT LIMITING ANY PROVISION OF THIS AGREEMENT OR OF ANY OTHER TRANSACTION DOCUMENT, IT IS THE EXPRESS INTENTION OF THE PARTIES HERETO THAT EACH INDEMNIFIED PARTY SHALL BE INDEMNIFIED FROM AND HELD HARMLESS AGAINST ANY AND ALL LOSSES, LIABILITIES, CLAIMS, DAMAGES, PENALTIES, JUDGMENTS, COSTS, AND EXPENSES (INCLUDING ATTORNEYS' FEES) ARISING OUT OF OR RESULTING**

FROM ITS OWN NEGLIGENCE.

Section 9.3 Obligations Absolute. The Borrower agrees that the Ba nk is entitled to be reimbursed in accordance with the terms of this Agreement for any draw under any Letter of Credit honored by the Bank even if the drawing does not strictly comply with the requirements of any Letter of Credit. The obligations of the Borrower under this Agreement shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances whatsoever, including, without limitation, the following circumstances:

(a)   any lack of validity or enforceability of any provision of this Agreement or any other Transaction Document;

(b)   any amendment or waiver of or any consent to departure from all or any of the Transaction Documents;

(c)   the existence of any claim, set-off, defense or other rights which the Borrower may have at any time against the Trustee, any paying agent, or any other beneficiary or any transferee thereof, the Bank (other than the defense of payment to the Bank in accordance with the terms of this Agreement and the Letter of Credit), or any other Person, whether in connection with this Agreement, or any unrelated transaction;

(d)   any draft, certificate, statement or any other document presented under the Letters of Credit is proved to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever (other than the failure of the Bank to comply with the Applicable Laws, rules and regulations and practices governing such Letters of Credit as set forth therein (the "LOC Governing Laws");

(e)   payment by the Bank under the Letters of Credit against presentation of a certificate which does not strictly comply with the terms of the Letters of Credit, **WHETHER OR NOT ANY SUCH PAYM ENT IS IN ANY WAY OR TO ANY EXTENT CAUSED, IN WHOLE OR IN PART, BY ANY NEGLIGENT ACT OR OMISSION OF ANY KIND BY THE BANK**, except as the result of the Bank's gross negligence or willful misconduct (it being understood and agreed by the parties hereto that in making such payment the Bank's exclusive reliance on the documents presented to the Bank by any method permitted as to any and all matters set forth therein, including the authority of the Person submitting such document and the authenticity of such document, whether or not any statement or any document presented pursuant to the Letters of Credit proves to be forged, fraudulent, invalid or insufficient in any respect or any statement therein proves to be untrue or inaccurate in any respect whatsoever, including any lack of authority or authenticity, shall not be deemed willful misconduct or gross negligence of the Bank provided such reliance does not conflict with the LOC Governing Laws); and

(f)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, **WHETHER OR NOT IN ANY WAY OR TO ANY EXTENT CAUSED, IN WHOLE OR IN PART, BY ANY NEGLIGENT ACT OR OMISSION OF ANY KIND BY THE BANK**; provided that such other circumstance or happening shall not have been the result of gross negligence or willful misconduct on the part of the Bank.

Section 9.4 <u>Liability of the Bank</u>. The Borrower assumes all risks of the acts or omissions of the Trustee, any paying agent, and any other agent of the Issuer or the Trustee and any transferee of the Letters of Credit with respect to its use of the Letters of Credit (provided such parties are non-affiliates of the Bank). Neither the Bank (in its capacity as the issuer of the Letters of Credit) nor any of its officers or directors shall be liable or responsible for (a) the use which may be made of the Letters of Credit or for any acts or omissions of the Trustee, any paying agent, or any other agent of the Issuer or the Trustee and any transferee (provided such parties are non-affiliates of the Bank) in connection therewith, (b) the validity, sufficiency or genuineness of documents, or of any endorsements thereon, even if such documents should in fact prove to be in any or all respects invalid, insufficient, fraudulent or forged, (c) payment by the Bank against presentation of documents which do not strictly comply with the terms of the Letters of Credit, including failure of any documents to bear any reference or adequate reference to the Letters of Credit, (d) errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph or otherwise, whether or not they be in cipher, (e) errors in interpretation of technical terms, (f) any loss or delay in the transmission or otherwise of any document required in order to make a drawing under the Letters of Credit, or of the proceeds thereof, (g) any consequences arising from causes beyond the control of the Bank, and (h) any other circumstances whatsoever in making or failing to make payment under the Letters of Credit, **IN EACH CASE, WHETHER OR NOT IN ANY WAY OR TO ANY EXTENT CAUSED, IN WHOLE OR IN PART, BY ANY NEGLIGENT ACT OR OMISSION OF ANY KIND BY THE BANK**, except only that the Borrower shall have a claim against the Bank, and the Bank shall be liable to the Borrower, to the extent, but only to the extent, of any direct and actual damages, but not incidental or consequential damages (for which the Bank shall not be liable), suffered by the Borrower which the Borrower proves were caused by (x) the Bank's willful misconduct or gross negligence in determining whether documents presented under the Letters of Credit comply with the terms of the Letters of Credit (in furtherance and not in limitation of the foregoing, it is understood by the parties hereto that the Bank may accept documents that appear on their face to be in order without the responsibility for further investigation) or (y) the Bank's willful or gross negligence failure to pay under the Letters of Credit after the presentation to it by the Trustee or an authorized agent of the Trustee (or a successor Trustee, as defined in the Letters of Credit, to whom the Letters of Credit has been transferred in accordance with its terms) of documents strictly complying with the terms and conditions of the Letters of Credit. The Bank is hereby expressly authorized and directed to honor any demand for payment which is made under and complies with the Letters of Credit without regard to, and without any duty on its part to inquire into the existence of, any disputes or controversies between the Borrower, any paying agent, the Trustee or any other Person or the respective rights, duties or liabilities of any of them, or whether any facts or occurrences represented in any of the documents presented under the Letters of Credit are true and correct.

Section 9.5 <u>Participants</u>. The Bank shall have the right to grant participations (to be evidenced by one or more participation agreements or certificates of partic ipation) in this Agreement and the Letters of Credit at any time and from time to time to one or more other banking institutions, and such participants shall be entitled to the benefits of this Agreement, including, without limitation, Sections 9.1, 9.2 and 9.21, to the same extent as if a direct party hereto. If and when the consent of, or notice to, the Bank is required hereunder, the Borrower shall not be required to obtain the direct consent of, or give notice to, any participant; provided, however, that nothing herein contained shall be deemed to restrict or prohibit the Bank from obtaining the consent of any participant before granting any consent or taking any other action hereunder.

Section 9.6 <u>Drawing Certification</u>. Each drawing by the Trustee or any agent thereof under the Letters of Credit shall constitute (a) a certification by the Borrower that the representations and warranties of the Borrower contained in Article Four of this Agreement are correct in all material respects as of the date of the drawing, and (b) a certification by the Borrower that they are in all other respects in compliance with the provisions of the Transaction Documents.

Section 9.7 <u>Survival of this Agreement; Successors and Assigns</u>. All covenants, agreements, representations and warranties made in the Transaction Documents shall survive the issuance by the Bank of the Letters of Credit and shall continue in full force and effect so long as the Letters of Credit shall be unexpired or any sums drawn or due hereunder shall be outstanding and unpaid regardless of any investigation made by any Person and so long as any amount payable hereunder remains unpaid. The obligation of the Borrower to the Bank pursuant to Sections 9.1 and 9.2 and with respect to the liabilities of the Bank pursuant to Section 9.4 shall survive for a period of two (2) years following the payment of the Bonds and termination of this Agreement. Whenever in this Agreement the Bank is referred to, such reference shall be deemed to include the successors and assigns of the Bank and all covenants, promises and agreements by or on behalf of the Borrower which are contained in this Agreement shall inure to the benefit of the successors and assigns of the Bank. The rights and duties of the Borrower, however, may not be assigned or transferred except as specifically provided in this Agreement or with the prior written consent of the Bank, and all obligations of the Borrower hereunder shall continue in full force and effect notwithstanding any assignment by the Borrower of any of its rights or obligations under any of the Bond Documents or any entering into, or consent by the Borrower to, any supplement or amendment to any of the Bond Documents.

Section 9.8 <u>Modification of this Agreement</u>. No amendment, modification or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the Bank and the Borrower, and no amendment, modification or waiver of any provision of the Letters of Credit shall in any event be effective unless the same shall be in writing and signed by the Bank and the Borrower and acknowledged by the Trustee. Any such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in the same, similar or other circumstances. No waiver by the Bank of any Event of Default shall be deemed to be a waiver of any other or subsequent Event of Default, nor shall such waiver by the Bank be deemed to be a continuing waiver. The acceptance by the Bank at any time and from time to time of part payment of the Obligation shall not be deemed to be a waiver of any Event of Default then existing. No delay or omission by the Bank in exercising any right or power hereunder, or under any other document executed by the Borrower as security for or in conjunction with the Borrower's obligations to the Bank shall impair any such right or power or be construed as a waiver thereof or any acquiescence therein, nor shall any single or partial exercise of any such right or power preclude other or further exercise thereof.

Section 9.9 <u>No Waiver of Rights by the Bank</u>. No course of dealing or failure or delay on the part of the Bank in exercising any right, power or privilege hereunder, under any of the other Transaction Documents, or under the Letters of Credit shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise or the exercise of any other right, power or privilege. The rights of the Bank under the Letters of Credit and the rights of the Bank under the Transaction Documents are, to the extent permitted by law, cumulative and not exclusive of any rights or remedies which the Ba nk would otherwise have.

Section 9.10 <u>Severability</u>. If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provision with a valid provision the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provision.

Section 9.11 <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal substantive laws of the Commonwealth of Kentucky (and, for purposes of determining the Maximum Rate, federal laws of the United States of America if the application of federal law results in a higher rate of interest). In so far as the provisions of this Agreement are related to the duties of the Bank under the Letters of Credit, such applicable provisions shall also be governed by and construed in accordance with the LOC Governing Laws.

Section 9.12 <u>Waiver of Immunities; Jurisdiction and Venue</u>.

(a)   To the extent permitted by law, the Borrower hereby irrevocably agrees that, should any Person institute any legal action or proceeding in any jurisdiction (whether for an injunction, specific performance, damages or otherwise) in relation to any Transaction Document, no immunity (to the extent that it may at any time exist, whether on the grounds of sovereignty or otherwise) from such action or proceedings, or from attachment (whether in aid of execution, before judgment or otherwise) of its assets or from execution of judgment, shall be claimed by it or on its behalf (any such immunity being hereby irrevocably waived) and irrevocably agrees that it and its assets are subject to such legal action or proceeding, attachment or execution in respect of its obligations under this Agreement.

(b)   To the extent not expressly prohibited by law from time to time in effect, the Borrower hereby irrevocably and unconditionally agrees as follows:

(i)   the Borrower submits itself and its Property in any legal action or proceeding relating to this Agreement or the Letters of Credit, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the courts of Daviess County, Kentucky and the courts of the United States of America for the Western District of Kentucky;

(ii)   any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue or any such action or proceeding in any such court or that any such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii)   service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Borrower at its address for notices set forth herein or at such other address of which the Bank shall have been notified pursuant thereto; and

(iv)   nothing herein shall affect the right of the Bank to effect service of process in any other manner permitted by law or shall limit the right of the Bank to sue in any other jurisdiction.

Section 9.13 <u>Notices</u>. Except as otherwise specified herein regarding telephonic and telecopy notice, all notices, certificates, reports and documents hereunder shall be given by United States certified or registered mail, by telegram or by other telecommunication device capable of creating written record of such notice and its receipt. Notices hereunder sent by U.S. mail (certified or registered, return receipt requested) shall be effective three Business Days after deposit (with first class postage prepaid) in the U.S. mail and all other notices hereunder shall be effective when received. Notice hereunder shall be addressed to the respective Persons named below at the addresses set forth below, or at such other address as shall be designated by any such Person in a written notice to each other Person named pursuant to this section:

If to the Bank, to   U.S. Bank National Association
                               700 Frederica Street
                               Owensboro, Kentucky 42301
                               Attention: Tom Booth
                               Fax: (270) 926-5303

If to the Borrower, to	Southern Star Central Gas Pipeline, Inc.
	3800 Frederica Street, Suite 200
	Owensboro, Kentucky 42301
	Attention: Beverly H. Griffith
	and Susanne W. Harris
	Fax: (270) 852-5010
With a copy to:	Southern Star
	c/o AIG Highstar Capital, L.P.
	599 Lexington Avenue, 25th Floor
	New York, N 10022
	Attention: Michael Walsh
	Fax: (696) 735-0795
If to the Trustee, to	U.S. Bank National Association
	425 Walnut Street
	Cincinnati, Ohio 45201
	Attention: Jack Hannah

A copy of any notice to the Borrower shall be sent to the Trustee, provided that the failure to send such notice to the Trustee shall not affect the rights or obligations of the Bank hereunder.

Section 9.14 Taxes and Expenses. The Borrower agrees to pay promptly all reasonable out-of-pocket costs and expenses in connection with the preparation, issuance, delivery, filing, recording, and administration of the Letters of Credit and the other Transaction Documents and any other documents which may be executed in connection with this Agreement, including, without limitation, all engineers' and architects' fees, all appraisers' fees, the reasonable fees and expenses of counsel for the Bank, with respect to the transactions contemplated by this Agreement, and all costs and expenses (including reasonable counsel fees and expenses) in connection with (a) the transfer, drawing upon, change in terms, maintenance, renewal or cancellation of the Letters of Credit, (b) any and all amounts which the Bank has paid relative to the Bank's curing of any Event of Default resulting from the acts or omissions of the Borrower under this Agreement or any other Transaction Document, (c) the enforcement of this Agreement or any other Transaction Document or (d) any action or proceeding relating to a court order, injunction, or other process or decree restraining or seeking to restrain the Bank from paying any amount under the Letters of Credit. In addition, the Borrower shall pay any and all stamp and other taxes and fees payable or determined to be payable in connection with the execution, delivery, filing and recording of the Letters of Credit, this Agreement and the other Transaction Documents, or any other document which may be delivered in connection with this Agreement, and agrees to save the Bank harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and fees. Notwithstanding the foregoing, no payment to a Person shall be required under this Section 9.14 in respect of any cost or expense which such Person has incurred because of its gross negligence or willful misconduct.

Section 9.15 Headings. The table of contents and captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

Section 9.16 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original but both or all of which, when taken together, shall constitute but one instrument, and shall become effective when copies hereof which, when taken together, bear the signatures of each of the parties hereto shall be delivered to the Bank.

Section 9.17 General Waivers.

(a)   Demand, presentment for payment, protest and notice of nonpayment, or protest or dishonor, and all demands and notices of any action taken by the Bank under this Agreement (other than those specifically provided for herein) and notice of intent to accelerate, and notice of acceleration of, the Obligations and any part thereof are hereby expressly waived by the Borrower and all other parties liable in respect of the Obligations.

(b)   From time to time, without notice to or further consent by the Borrower or any other party liable in respect to the Obligations, the performance or observance by the Borrower of any term or provision hereof may be waived or the time of performance thereof extended by the Bank, and payment of the Obligations may be accelerated in accordance with this Agreement, any other Transaction Document or any Bond Document or may be extended, or renewed in whole or in part, and any security therefor may be substituted, exchanged, released, surrendered, waived, subordinated, or otherwise dealt with, or additional Collateral obtained, all as the Bank may determine.

Section 9.18 Conflicting Provisions. The provisions of this Agreement are in addition to those of any other Transaction Document or other evidence of liability held by the Bank and all documents shall be construed as complementary to each other. Nothing herein contained shall prevent the Bank from enforcing any and all other documents in accordance with their respective terms. Should any provision contained in any other agreement between the Bank and the Borrower conflict with this Agreement, the provisions contained in this Agreement shall control.

Section 9.19 Strict Compliance. If any action or failure to act by the Borrower violates any covenant or obligation of the Borrower herein, then such violation shall not be excused by the fact that such action or failure to act would otherwise be permitted by any other covenant (or exception to any covenant) herein contained other than the covenant violated.

Section 9.20 Limitation on Interest. All agreements between the Borrower and the Bank, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration or maturity of any indebtedness owed to the Bank, shall the amount paid, or agreed to be paid to the Bank for the use, forbearance, or detention of the money to be loaned under this Agreement or otherwise or for the payment or performance of any covenant or obligation contained herein or in any other Transaction Document exceed the maximum amount permissible under Applicable Law now or as hereafter amended. If, from any circumstances whatsoever, fulfillment of any provision hereof at the time of performance of such provision shall involve transcending the limit of validity prescribed by law, then, _ipso facto_, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any circumstances the Bank should ever receive as interest an amount that would exceed the Maximum Rate, such amount which would have been excessive shall be applied to the reduction of the principal amount of the Obligations and not to the payment of interest, or if such excessive interest exceeds the unpaid principal balance of the Obligations, such excess shall be refunded to the Borrower.

Section 9.21. <u>USA Patriot Act</u>. The Bank hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act, the Bank is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Bank to identify the Borrower in accordance with the USA Patriot Act.

SECTION 9.22 <u>FINAL AGREEMENT</u>. THIS REIMBURSEMENT AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS REPRESENT THE FINAL AGREEMENTS BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers hereunto duly authorized as of the date first above written.

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By: /s/ Michael Walsh_____
 Name: Michael Walsh
Title: President

U.S. BANK NATIONAL ASSOCIATION

By: _____
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers hereunto duly authorized as of the date first above written.

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

By: _____
 Name:
Title:

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Thomas E. Boots_____
Name: Thomas E. Boots
Title: Vice President

APPENDIX I

SERIES A LETTER OF CREDIT

APPENDIX II

SERIES B LETTER OF CREDIT

EXHIBIT A

FORM OF OPINION OF BORROWER'S COUNSEL

SCHEDULE 1

DISCLOSURE SCHEDULE

MATERIAL LITIGATION

United States ex rel. Grynberg v. Williams Natural Gas Co., MDL Docket No. 1293 (99-MD-1614), Civil Action No. 97-D-1428 (District of Colorado)

In 1998, the U.S. Department of Justice informed Southern Star Central Gas Pipeline, Inc. (SSCGP) that Jack Grynberg, an individual, had filed claims in the U.S. District Court for the District of Colorado and various other federal districts under the False Claims Act against SSCGP (formerly Williams Natural Gas Co.) and approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons, known as the Grynberg Litigation. The relief sought was an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys' fees and costs. On April 9, 1999, the Department of Justice announced that it was declining to intervene in any of the Grynberg qui tam cases; including the action filed against SSCGP in the U.S. District Court for the District of Colorado. On October 21, 1999, the Panel on Multi-District Litigation transferred all of the Grynberg qui tam cases, including those filed against Central, to the U.S. District Court for the District of Wyoming for pre-trial purposes. Grynberg's measurement claims remain pending against SSCGP and the other defendants. The defendants' obligation to file answers has been stayed, and thus far discovery has been limited to public disclosure/original source jurisdictional issues. Currently, certain coordinating defendants, including SSCGP, are preparing an original source motion which will argue that Grynberg does not meet the requirements for qui tam plaintiffs because he is not the original source of the allegations. The special master appointed by the United States District Court has scheduled a December 12, 2003 hearing, one of the purposes of which is to discuss procedures for raising and resolving the issues relating to subject matter jurisdiction.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 99C30, District Court, Stevens County, Kansas

On June 8, 2001, SSCGP was named as a defendant in a nationwide class action lawsuit filed in the District Court of Stevens County, Kansas. In this putative class action, the named plaintiffs (the Plaintiffs) have sued over fifty (50) defendants, including SSCGP. Asserting theories of civil conspiracy, aiding and abetting, accounting and unjust enrichment, their Fourth Amended Class Action Petition alleges that the defendants have undermeasured the volume of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On August 22, 2003, an answer to that pleading denying liability was filed on behalf of SSCGP. Despite a denial by the court on April 10, 2003 of their original motion for class certification, the Plaintiffs have indicated that they will continue to seek the certification of a class.

<u>Will Price, et al. v. El Paso Natural Gas Co., et al.</u>, Case No. 03C23, District Court, Stevens County, Kansas

In this putative class action, the same named Plaintiffs from the action discussed above have sued the same defendants, including SSCGP. In this action, the Plaintiffs assert substantially identical legal and/or equitable theories. The Original Class Action Petition alleges that the defendants have undermeasured the BTU content of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On November 10, 2003, an answer to that pleading denying liability was filed on behalf of SSCGP.

<u>KCP&L v. Bibb and Associates, et al.</u>

KCP&L brought suit on April 3, 2001, in the Circuit Court of Jackson County, Missouri against SSCGP and numerous other defendants. The litigation arises from a boiler explosion at KCP&L's Hawthorn 5 power plant on February 17, 1999. Plaintiff's claims against SSCGP allege inadequate odorization of the natural gas transported to the plant. The action seeks damages from all defendants for rebuilding the facility as well as the cost of replacement power for the time the facility was down. SSCGP's defense is that we had no duty pursuant to our contract with KCPL to odorize at the facility, and even if we had this duty, we did odorize (due to the fact that the portion of the system involved is located in a Class 3 location and odorization is required by DOT), and that odorization levels were adequate. We have taken a number of depositions of KCPL employees, none of who allege any reason to believe that they would have had any reason to smell gas. SSCGP has retained an expert in DOT regulations to support our position that we had no duty to odorize, as well as retaining experts to support our position that odorization was adequate. A Motion for Summary Judgment on the issue of the duty to odorize, as well as other legal defenses to the claim, was filed on September 15, 2003. On December 15, 2003, SSCGP's Motion for Summary Judgment was denied by the judge. On January 15, 2004, prior to formal trial activities commencing, KCPL and SSCGP came to a settlement with regard to this claim.

ERISA

(a) Borrower maintains two ERISA Plans. The First ERISA Plan, the Southern Star Retirement Plan (Union) received its most recent favorable determination letter from the Internal Revenue Service on January 29, 2003. The second ERISA Plan, the Southern Star Retirement Plan (Non-Union) was adopted in December 2003, effective January 1, 2003. An application for a determination letter with respect to the second ERISA Plan, the Southern Star Retirement Plan (Non-Union), will be filed with the Internal Revenue Service prior to the end of the applicable remedial amendment period.

Southern Star Retirement Plan (Union): As of December 31, 2002, this Plan had a Projected Benefit Obligation of $34,012,285, an Accumulated Benefit Obligation of $28,055,867, and assets, at fair value, of $12,218,282.

(b) Southern Star Retirement Plan (Non-Union): As of January 1, 2003, this Plan had a Projected Benefit Obligation of $257,730, an Accumulated Benefit Obligation of $183,488, and no assets.

(c) Southern Star Central Gas Pipeline, Inc. Post-Retirement Medical and Death Benefits for Non-Union and Union Employees: As of December 31, 2002, Accumulated Post-Retirement Benefit Obligation of $37,400,235, and assets, at fair value, of $20,790,690.

Exhibit 4.12

TRUST INDENTURE

Dated as of January 1, 2004

Between

OWENSBORO-DAVIESS COUNTY

INDUSTRIAL DEVELOPMENT AUTHORITY

and

U.S. BANK NATIONAL ASSOCIATION, as Trustee

Securing

$3,465,000 Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004A

and

$5,535,000 Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B

TRUST INDENTURE

This Trust Indenture, is dated as of January 1, 2004 (the "Indenture"), between the **Owensboro-Daviess County Industrial Development Authority**, a body politic and corporate created and existing under the laws of the Commonwealth of Kentucky (the "Authority"), and **U.S. Bank National Association**, an Ohio banking corporation, having power and authority to accept and execute trusts, with a principal corporate trust office in Cincinnati, Ohio, as trustee (the "Trustee").

W I T N E S S E T H

WHEREAS, the Authority has been duly created and is existing and operating as a body politic and corporate under Sections 145.50-301 to 154.50-346 of the Kentucky Revised Statutes and is authorized to borrow money thereunder and to issue revenue bonds pursuant to Chapter 58 and Sections 103.200 and 103.280 of the Kentucky Revised Statutes (collectively, the "Act"), for the statutorily declared public purpose of, among others, aiding in the acquisition, retention and development of land for industrial and commercial purposes in the Commonwealth of Kentucky; and

WHEREAS, under the Act, the Authority has been given the power to issue its revenue bonds from time to time and to use the proceeds thereof for the purpose of paying all or part of the cost of any project and of all other costs incident to or necessary and appropriate to achieve the foregoing; and

WHEREAS, Southern Star Central Gas Pipeline, Inc. (the "Company"), has requested that the Authority issue and sell revenue bonds for the purpose of financing an office facility to be used by the Company in its business and located within the limits of Daviess County, Kentucky (the "County"); and

WHEREAS, after careful study and investigation of the nature of the proposed issuance, the Authority has determined that, in issuing its revenue bonds, it would be acting in furtherance of the public purposes intended to be served by the Act; and

WHEREAS, the Authority has authorized the issuance and sale of $3,465,000 in aggregate principal amount of its Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004A (collectively, the "Series 2004A Bonds") and $5,535,000 in aggregate principal amount of its Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B (collectively, the "Series 2004B Bonds", and together with the Series 2004A Bonds, the "Bonds"), the proceeds of which will be used to finance the Cost of the Project (as hereinafter defined); and

WHEREAS, the Authority has entered into a Lease Agreement , dated as of January 1, 2004 (the "Lease Agreement"), with the Company under the terms of which the Authority has agreed to (a) finance a portion of the Cost of the Project through the issuance of the Series 2004A Bonds and (b) to lease the Project Facilities and the Project Site to the Company and, in consideration thereof, the Company has agreed to pay or cause to be paid to the Authority rents at least sufficient to pay the principal and premium, if any, and interest on the Series 2004A Bonds as the same become due and payable and to pay certain administrative expenses in connection with the Series 2004A Bonds; and

WHEREAS, the Authority has entered into a Loan Agreement, dated as of January 1, 2004 (the "Loan Agreement") with the Company under the terms of which the Authority has agreed to finance a portion of the Cost of the Project through the issuance of the Series 2004B Bonds and to loan the proceeds of the Series 2004B Bonds to the Company, and in consideration thereof, the Company has agreed to pay or to cause to be paid to the Authority loan payments at least sufficient to pay the principal and premium, if any, and interest on the Series 2004B Bonds as the same become due and payable and to pay certain administrative expenses in connection with the Series 2004B Bonds; and

WHEREAS, as further security for the satisfaction in full of the Authority's obligations under this Indenture, the Authority has agreed to assign and pledge herein to the Trustee all right, title, and interest of the Authority in and to the Trust Estate (as hereinafter defined) and to execute and deliver to the Trustee the Mortgage (as hereinafter defined); and

WHEREAS, contemporaneously with the issuance of the Bonds, U.S. Bank National Association (the "Bank") will issue an irrevocable direct-pay letter of credit (the "Series 2004A Letter of Credit") in favor of the Trustee, for the beneficial account of the Company, obligating the Bank to pay to the Trustee, in accordance with the terms thereof, certain amounts specified therein for payment of the principal and interest on the Series 2004A Bonds; and

WHEREAS, contemporaneously with the issuance of the Bonds, the Bank will issued an irrevocable direct-pay letter of credit (the "Series 2004B Letter of Credit" and, together with the Series 2004A Letter of Credit, the "Letters of Credit", and each, individually, a "Letter of Credit"), in favor of the Trustee, for the beneficial account of the Company, obligating the Bank to pay to the Trustee, in accordance with the terms thereof, certain amounts specified therein for payment of the principal and interest on the Series 2004B Bonds; and

WHEREAS, the Bank and the Company have entered into a Reimbursement and Credit Agreement, dated as of January __, 2004, (the "Reimbursement Agreement") under the terms of which the Company has agreed to reimburse the Bank for all amounts drawn by the Trustee under the Letters of Credit, together with interest on all such amounts, and to pay to the Bank certain fees and certain periodic charges and other amounts specified therein for issuing the Letters of Credit; and

WHEREAS, all things necessary to make the Bonds, when authenticated, issued and delivered as provided in this Indenture, the valid, binding and legal special obligations of the Authority, according to the import thereof, and to create a valid assignment and pledge of the securities, property, moneys and rights in order to secure payment of the principal and premium, if any, and interest on the Bonds and a valid assignment of certain of the rights, title and interest of the Authority in the Lease Agreement and in the Loan Agreement, have been done and performed, and the execution and delivery of this Indenture and the execution, issuance and delivery of the Bonds, subject to the terms hereof, have in all respects been authorized.

NOW, THEREFORE, KNOW ALL MEN BY THESE PRESENTS, THIS INDENTURE WITNESSETH:

That the Authority, in consideration of the premises and of the acceptance by the Trustee of the trusts hereby created, and of the purchase and acceptance of the Bonds by the holders thereof, and of the sum of TEN ($10.00) DOLLARS, lawful money of the United States of America, to it paid by the Trustee, at or before the execution and delivery of these presents, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, in order to secure the payment of the principal and the premium, if any, and the interest on, the Bonds and all other amounts payable by the Authority pursuant to the terms of the Bonds and this Indenture according to their tenor and effect and to ensure the performance and observance by the Authority of all of the agreements expressed or implied herein and in the Bonds, and the payment and performance of the Company's obligations to the Bank under the Reimbursement Agreement, has given, granted, assigned and pledged and does by these presents give, grant, assign and pledge to the Trustee (and to its successors in the trusts hereby created), and to the Bank, (and to its successors and assigns forever) a security interest in all right, title and interest of the Authority in and to I. through IV. below:

GRANTING CLAUSE

To secure first, the payment of the Bonds, and second, the payment and performance of the Company's obligations to the Bank under the Reimbursement Agreement, the Authority assigns, mortgages and pledges to the Trustee and grants to the Trustee a first priority security interest in, all right, title and interest of the Authority in and to:

I.   The Lease Agreement, including any right to delivery of the Series 2004A Letter of Credit, the Receipts and Revenues of the Authority from the Lease Agreement, any right to bring actions and proceedings under the Lease Agreement and for the enforcement of the Lease Agreement and to do all things that the Authority is entitled to do under the Lease Agreement, but excluding the Unassigned Rights (as hereinafter defined) and the right to enforce the Unassigned Rights; and

II.   The Loan Agreement, including any right to delivery of the Series 2004B Letter of Credit, the Receipts and Revenues of the Authority from the Loan Agreement, the Note (as hereinafter defined), any right to bring actions and proceedings under the Loan Agreement or the Note or for the enforcement of the Loan Agreement and the Note and to do all things that the Authority is entitled to do under the Loan Agreement or the Note, but excluding the Unassigned Rights (as hereinafter defined) and the right to enforce the Unassigned Rights; and

III. All moneys and securities held from time to time by the Trustee under this Indenture, first, for the equal and proportionate benefit of all holders of the Bonds without priority or distinction as to lien or otherwise of any Bonds over any other Bonds, and second, for the benefit of the Bank to secure the payment and performance of the Company's obligations to the Bank under the Reimbursement Agreement, except as otherwise provided in this Indenture; and

IV.   Any and all real or personal property of every nature (including, without limitation, the Mortgage) now and from time to time hereafter by delivery or by writing of any kind conveyed, mortgaged, pledged, assigned or transferred, as and for additional security hereunder by the Authority or by anyone on its behalf or with its written consent to the Trustee which is hereby authorized to receive any and all such property at any and all times and to hold and apply the same subject to the terms hereof.

ARTICLE I

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.01.   Definitions.

For all purposes of this Indenture, unless the context or use clearly indicates another or different meaning or intent, the following terms shall have the following meanings, and any other words and terms defined in the Lease Agreement or the Loan Agreement shall have the same meanings when used herein as assigned to them in the Lease Agreement or the Loan Agreement:

"Act" means Sections 154.50-301 to 154.50-346 of the Kentucky Revised Statutes, under which the Authority was created and Chapter 58 and Sections 103.200 to 103.280 of the Kentucky Revised Statutes under which, in addition to Sections 154.50-301 to 154.50-346 of the Kentucky Revised Statutes, the Authority is authorized to borrow money and to issue revenue bonds.

"Alternate Rate" shall have the meaning given such term in Section 2.02(e) hereof.

"Authority" means the Owensboro-Daviess County Industrial Development Authority, a body politic and corporate created pursuant to the Act, and its successors and assigns.

"Authority Representative" means a person designated at the time to act on behalf of the Authority by a written instrument furnished to the Trustee and the Fiscal Agent containing the specimen signature of such person and signed on behalf of the Authority by the President or the Secretary of the Authority.

"Authorized Denominations" means with respect to all Bonds $5,000 and any integral multiple of $5,000 in excess thereof.

"Available Moneys" means moneys which are (a) continuously on deposit with the Trustee in trust for the benefit of the Bondholders in a separate and segregated account in which only Available Moneys are held and which are (b) proceeds of (i) the Bonds received contemporaneously with and directly from the issuance and sale of the Bonds, (ii) payments made by the Company if at the time of the deposit of such payments and for a period of at least 123 days thereafter no Bankruptcy Filing shall have occurred, (iii) a draw by the Trustee on the applicable Letter of Credit, (iv) refunding bonds for which the Trustee has received a written opinion of Bankruptcy Counsel to the effect that payment of such moneys to the Bondholders would not constitute an avoidable preference under Section 547 of the United States Bankruptcy Code in the event the Company or the Authority were to become a debtor under the United States Bankruptcy Code, or (v) income derived from the investment of the foregoing.

"Bank" means the issuer of the Letters of Credit, initially U.S. Bank National Association, a national banking association, and upon the issuance and delivery of a Substitute Letter of Credit, shall mean the issuer of such Substitute Letter of Credit.

"Bank Documents" shall mean and refer to any documents by and between the Southern Star Central Gas Pipeline, Inc. and the Bank, including, but not limited to the Letter of Credit, the Reimbursement Agreement, the UCC-1 financing statement and the Security Documents.

"Bankruptcy" means the filing of a petition by or against the Company or the Authority in respect of the Company or the Authority, as the case may be, as debtor under the United States Bankruptcy Code or similar bankruptcy or insolvency act. If the petition has been dismissed as final and not subject to appeal at the relevant time, the filing shall not be considered to have occurred.

"Bankruptcy Counsel" means the individual attorney or firm representing the Company or Authority in the bankruptcy.

"Base Rate" means 100% of the "prime rate" announced by the Bank. The Authority acknowledges and agrees that the "prime rate" is a reference used in determining interest rates on certain loans and is not necessarily the lowest or best rate of interest offered or charged by the Bank.

"Beneficial Owner" is defined in Section 2.05(c) hereof.

"Bond Counsel" means, with respect to the original issuance of the Bonds, Frost Brown Todd LLC, Louisville, Kentucky, and thereafter such other firm of nationally recognized attorneys at law appointed by the Company and acceptable to the Trustee and the Authority, and if a Letter of Credit shall then be in effect with respect to the Bonds, approved by the Bank, and experienced in issuing opinions with respect to municipal bonds.

"Bond Fund" means the fund by that name created by Section 4.02 hereof. The phrase "applicable account in the Bond Fund" or a phrase of similar import means (i) with respect to the Series 2004A Bonds, the Series 2004A Redemption Account or the Series 2004A Letter of Credit Account and (ii) with respect to the 2004B Bonds, the Series 2004B Redemption Account or the Series 2004B Letter of Credit Account.

"Bond Purchase Agreement" means the Purchase Agreement, dated as of January 27, 2004, among the Company, the Authority and Ross, Sinclaire & Associates, as Underwriter, with respect to the initial purchase of the Bonds.

"Bonds" means, collectively, the Series 2004A Bonds and Series 2004B Bonds issued pursuant to this Indenture, and the phrase "Bonds of a related series" or a phrase of similar import means (i) with respect to the Series 2004A Letter of Credit or any account hereunder designated "Series 2004A", the Series 2004A Bonds, and (ii) with respect to the Series 2004B Letter of Credit of any account hereunder designated "Series 2004B", the Series 2004B Bonds.

"Business Day" means any day other than (a) a Saturday or Sunday, (b) a day on which commercial banks in New York, New York, or the city or cities in which the corporate trust office of the Trustee or the Fiscal Agent, or the primary office of the paying office of the Bank are located are authorized or required by law or executive order to close, or (c) a day on which the New York Stock

Exchange or DTC is closed. For purposes of this definition, "paying office of the Bank" means the Bank office responsible for making payments under any Letter of Credit.

"Cede & Co." means Cede & Co., the nominee of DTC or any successor nominee of DTC with respect to the Bonds.

"Company" means Southern Star Central Gas Pipeline, Inc., a Delaware corporation, or any successor or successors to the Company's obligations under the Lease Agreement as permitted under Sections 5.3 of the Lease Agreement and/or under the Loan Agreement as permitted under Section 5.3 of the Loan Agreement.

"Company Documents" means the Lease Agreement, the Loan Agreement, the Note, the Reimbursement Agreement, the Security Document and the Bond Purchase Agreement.

"Company Representative" means a person at the time designated to act on behalf of the Company by a written instrument furnished to the Trustee and the Fiscal Agent containing the specimen signature of such person and signed on behalf of the Company by its President, any Vice President or the Chairman of the Company's Board of Directors, or , in the case of a Person other than a corporation, the person or persons having comparable positions or roles. The certificate may designate an alternate or alternates.

"Construction Fund" means the fund by that name created by Section 4.06 hereof.

"Cost of the Project" shall mean the total amount of funds expended to complete construction of the Project, including cost incurred and paid in connection with the issuance of the Bonds.

"Date of Issuance" means the date on which the Bonds of each series are issued, delivered and paid for by the purchasers thereof.

"DTC" means The Depository Company, a limited purpose company organized under the laws of the State of New York, and its successors and assigns.

"DTC Participant" or "DTC Participants" means securities brokers and dealers, bank, trust companies, and clearing corporation which have access, as participants or otherwise (directly or indirectly), to the DTC system.

"Eligible Investments" means and includes any of the following securities, if and to the extent the same are permitted under applicable law:

(i)   U.S. Government Obligations;

(ii)   obligations issued by any agency or instrumentality of the United States of America which are accepted by the Rating Agencies for refunding purposes generally to result in the particular refunding obligations being assigned the highest rating of the particular Rating Agency;

(iii) general obligations of the State or any political subdivision of the State that are rated at one of the two highest ratings of the Rating Agencies;

(iv) certificate of deposit, whether negotiable or non-negotiable, issued by a national bank located in the State or a bank organized and existing by virtue of the laws of the State, which bank has a combined capital and surplus of at least One Hundred Million ($100,000,000) Dollars, in dollars of the United States of America and is rated at least "A" (or its equivalent) by the Rating Agencies, provided, that such certificates of deposit (a) do not exceed in the aggregate ten (10%) percent of the combined capital, surplus and undivided profits of the issuing bank and (b) shall be in the possession of the Trustee or its agents and shall be either (A) continuously and fully insured by the Federal Deposit Insurance Corporation, or its successors and (B) to the extent not so insured, continuously and fully secured by securities ("Pledged Securities") as are described in clauses (i) and (ii) above which shall have a market value (exclusive of any accrued interest) at all times at least equal to the principal amount of the certificates of deposit. The bank issuing a certificate of deposit required to be secured as provided in clause (B) above shall furnish the Trustee with an undertaking satisfactory to it that the aggregate market value of all such Pledged Securities securing each such certificate of deposit will at all times be an amount at least equal to the principal amount of each such certificate of deposit and the Trustee shall be entitled to rely on each such undertaking;

(v) any repurchase agreement for a period not to exceed thirty (30) days with any eligible institution described in clause (iv) above having capital and surplus of at least One Hundred Million ($100,000,000) Dollars in dollars of the United States of America and is rated at least "A" (or its equivalent) by the Rating Agencies that is fully and continuously collateralized at all times by interest bearing "Pledged Receipts" based upon the market value of such obligations;

(vi) any no front end load money market fund that is rated at least "A" (or its equivalent by Rating Agencies) invested solely in obligations described in clauses (i) and (ii) above;

provided that for the purposes of clauses (iv) and (v) respective Pledged Securities are to be in the possession of the Trustee or its agent and are to be free and clear of all liens or rights of any third party, and in which obligations the Trustee is to have a first perfected security interest.

"Event of Default" is defined in Section 8.01 hereof.

"Fiscal Agent" means the agent appointed from time to time pursuant to Section 9.09 hereof.

"Indenture" means this Trust Indenture, as it may be amended or supplemented from time to time in accordance with its terms.

"Interest Payment Date" means each January 1 and July 1, commencing July 1, 2004.

"Lease Agreement" means the Lease Agreement, dated as of the date of this Indenture, between the Authority and the Company, as such Lease Agreement may be amended or supplemented from time to time in accordance with its terms.

"Lease Payment Date" shall mean and refer to the last business day which is at least fifteen (15) days preceding the date upon which principal redemption or purchase premium, if any, and/or interest is due and payable on the Series 2004A Bonds in the years and in the amounts set forth in the Indenture.

"Lease Payments" shall mean or refer to the payment of principal redemption or purchase premium, if any, and interest on the Series 2004A Bonds, as each such payment becomes due and payable on each Lease Payment Date.

"Letter of Credit", when used in the phrase "applicable Letter of Credit", means (i) with respect to the Series 2004A Bonds, the Series 2004A Letter of Credit and (ii) with respect to the Series 2004B Bonds, the Series 2004B Letter of Credit, and "Letters of Credit" mean, collectively, the Series 2004A Letter of Credit and the Series 2004B Letter of Credit.

"Letter of Credit Account", when used in the phrase "applicable Letter of Credit Account", means (i) with respect to the Series 2004A Bonds, the Series 2004A Letter of Credit Account, and (ii) with respect to the Series 2004B Bonds, the Series 2004B Letter of Credit Account, as applicable in each case.

"Loan Agreement" means the Loan Agreement, dated as of the date of this Indenture, between the Authority and the Company, as such Loan Agreement may be amended or supplemented from time to time in accordance with its terms.

"Loan Payment Date" shall mean and refer to the last business day which is at least fifteen (15) days preceding the date upon which principal redemption or purchase premium, if any, and/or interest is due and payable on the Series 2004B Bonds in years and in the amounts set forth in this Indenture.

"Loan Payments" and/or "Payments on the Note" shall mean or refer to the payment of principal redemption or purchase premium, if any, and interest on, the Series 2004B Bonds, as each such payment becomes due and payable on each Loan Payment Date.

"Note" means the promissory note of the Company in the principal amount of $5,535,000, dated as of February 3, 2004, in the form attached to the Loan Agreement as Exhibit "B", issued pursuant to the Loan Agreement and delivered to the Authority as consideration for the loan of the proceeds of the Series 2004B Bonds for the Project, and any amendment or supplement thereto or substitution therefor.

"Opinion of Bond Counsel" means a written opinion of Bond Counsel.

"Opinion of Counsel" means a written opinion of counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Authority, the Trustee or the Company.

"Outstanding", when used with reference to Bonds of a series, or "Bonds Outstanding", means all such Bonds which have been authenticated and delivered by the Fiscal Agent under this Indenture, except the following:

(a)   Bonds of such series canceled pursuant to the provisions of this Indenture;

(b)   Bonds of such series that have become due (at maturity or on redemption, acceleration or otherwise) and for the payment, including interest accrued to the due date, of which sufficient moneys are held by the Fiscal Agent;

(c)   Bonds of such series deemed paid pursuant to Section 7.01 hereof; and

(d)   Bonds of such series in lieu of others which have been authenticated under Section 2.05 hereof (relating to registration and exchange of Bonds) or Section 2.06 hereof (relating to mutilated, lost, stolen, destroyed or undelivered Bonds).

"Owner", "owner", "Bondholder", "bondholder", "Holder", "holder" or words of similar import means: (a) in the event that the book-entry system of evidence and transfer of ownership in the Bonds of a series is employed pursuant to Section 2.05(c) hereof, Cede & Co., as nominee for DTC, or its nominee, and (b) in all other cases, the registered owner or owners of any such Bond fully registered as shown on the register maintained by the Fiscal Agent.

"Person" means (a) any individual, (b) any corporation, partnership, limited liability company, joint venture, association, joint-stock company, business trust or unincorporated organization, or grouping of any such entities, or (c) the United States of America or any state thereof, or any political subdivision of either thereof, or any agency, authority or other instrumentality of any of the foregoing.

"Project" shall have the meaning given such term in Exhibit "A" to the Lease Agreement and the Loan Agreement.

"Project Facilities" shall have the meaning given such term in Exhibit "A" to the Lease Agreement and the Loan Agreement.

"Project Site" shall have the meaning given such term in Exhibit "A" to the Lease Agreement and the Loan Agreement.

"Rating Agency" means, if the Bonds of a series are rated, Moody's Investor Services, Inc., if such agency's rating are in effect with respect to such Bonds, Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., if such agency's ratings are in effect with respect to such Bonds and Fitch IBCA, Inc., if such agency's ratings are in effect with respect to such Bonds, and their respective successors and assigns. If any such corporation ceases to act as a securities rating agency, the Company may, with the approval of the Bank, appoint any nationally recognized securities rating agency as a replacement.

"Receipts and Revenues of the Authority from the Lease Agreement" means all money paid to the Authority pursuant to Section 4.2(a) of the Lease Agreement, and receipts of the Trustee credited under the provisions of this Indenture against such payments, including all moneys received by the Trustee from a draw under the Series 2004A Letter of Credit (other than moneys drawn to purchase Series 2004A Bonds pursuant to the terms hereof).

"Receipts and Revenues of the Authority from the Loan Agreement" means all money paid to the Authority pursuant to Section 4.2(a) of the Loan Agreement, and receipts of the Trustee credited under provisions of this Indenture against such payments, including all moneys received by the Trustee from a draw under the Series 2004B Letter of Credit (other than moneys drawn to purchase 2004B Bonds pursuant to the terms hereof).

"Record Date" means the Business Day next preceding such Interest Payment Date and the Fiscal Agent's close of business on the fifteenth (15TH) day of the calendar month next preceding the calendar month during which such Interest Payment Date occurs.

"Redemption Account", when used in the phrase "applicable Redemption Account" means (i) with respect to the Series 2004A Bonds, the Series 2004A Redemption Account, and (ii) with respect to the Series 2004B Bonds, the Series 2004B Redemption Account, as applicable in each case.

"Reimbursement Agreement" means the agreement between the Company and the Bank pursuant to which the Letters of Credit are issued by the Bank and delivered to the Trustee and any and all modifications, alterations, amendments and supplements thereto and restatements thereof. Initially, the Reimbursement Agreement means the Reimbursement and Credit Agreement, dated as of January __, 2004, between the Company and the Bank.

"Responsible Officer" means, when used with respect to the Trustee, any officer within the Corporate Trust Department (or any successor group of the Trustee) including any vice president, assistant vice president, assistant secretary or any other officer or assistant officer of the Trustee customarily performing functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred at the Trustee's address set forth in Section 12.01 because of his knowledge of and familiarity with the particular subject.

"Security Document" means the Mortgage and Security Agreement granted to the Bank by the Company and the Authority to secure performance of the Company's obligations under the Reimbursement Agreement.

"Segregated Subaccount" means a subaccount of any of the Accounts or Funds created hereunder in which moneys from a single source will be held segregated for purposes of the United States Bankruptcy Code from, and not commingled with, any other moneys held under this Indenture.

"Series 2004A Bonds" shall mean "$3,465,000 Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004A".

"Series 2004B Bonds" shall mean "$5,535,000 Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B".

"Series 2004A Trustee" means U.S. Bank National Association, as trustee under this Indenture.

"Series 2004B Trustee" means U.S. Bank National Association, as trustee under this Indenture.

"State" means the Commonwealth of Kentucky.

"Substitute Letter of Credit" shall have the meaning and requirements given such term in Section 5.03 hereof.

"Trust Estate" means all of the moneys, properties and rights described in the Granting Clause of this Indenture.

"Trustee" means the entity identified as such in the heading of this Indenture and such entity's successors under this Indenture, and any separate or co-trustee at the time serving as such under this Indenture.

"Unassigned Rights" means the rights of the Authority under Section 4.4 (relating to payment of counsel fees and expenses), section 5.2 (relating to indemnification) and Section 6.4 (relating to expenses of collection) of the Lease Agreement and Section 4.4 (relating to payment of counsel fee and expenses, Section 5.2 (relating to indemnification) and Section 6.4 (relating to expenses of collection) of the Loan Agreement and the rights of the Authority to receive documentation and notices, to give or withhold consents in connection with the provisions of this Indenture, the Lease Agreement or the Loan Agreement and the right to enforce any of the foregoing.

"U.S. Government Obligations" means (a) direct obligations of the United States for which its full faith and credit are pledged for the full and timely payment thereof, (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States for the full and timely payment thereof, or (c) securities or receipts evidencing ownership interests in obligations or specified portions (such as principal or interest) of obligations described in (a) or (b).

Section 1.02. Rules of Construction.

Unless the context otherwise requires,

(a)   an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles applied on a consistent basis;

(b)   references to Articles and Sections are to the Articles and Sections of this Indenture;

(c)   terms defined elsewhere in this Indenture shall have the meanings ascribed to them therein;

(d)   words of the masculine gender shall be deemed and construed to include correlative words of the feminine and neuter genders;

(e)   words of the singular number shall include the plural and words of the plural number shall include the singular;

(f)   headings used in this Indenture are for convenience of reference only and shall not define or limit the provisions hereof;

(g)   each reference herein or in the Bonds or Bonds of a series to a percentage of Bonds required for notices, consents or for any other reason shall be deemed to refer to the Bonds or Bonds of a series then Outstanding; and

(h)   all references herein to time shall be Central Time, unless otherwise expressly stated.

[End of Article I]

ARTICLE II

THE BONDS

Section 2.01.   Issuance of Bonds; Form; Dating.

(a)   Authorization. The Authority hereby authorizes and creates under this Indenture two series of Bonds, entitled to the benefit, security and protection of this Indenture, to be designated **"$3,465,000 in aggregate principal amount of Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004A"** and **"$5,535,000 in aggregate principal amount of Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B"**. The total principal amount of Bonds that may be issued and outstanding hereunder shall be $9,000,000, except as provided in Section 2.06 with respect to replacement of mutilated, lost, stolen, destroyed or undelivered Bonds. The Bonds shall be issuable only as fully registered bonds without coupons in Authorized Denominations only, and in substantially the form of Exhibit "A" and Exhibit "B" to this Indenture, with appropriate variations, omissions, insertions, notations, legends or endorsements required by law or usage or permitted or required by this Indenture. The Bonds may be in printed or typewritten form. No Bonds may be issued under the provisions of this Indenture except in accordance with this Article.

The Bonds shall be payable in lawful money of the United States but only from the sources pledged to such purpose. The Series 2004A Bonds are limited obligations of the Authority payable solely from the revenues and receipts derived from payments made by the Company under the Lease Agreement or by the Bank under the Series 2004A Letter of Credit or from foreclosure sale under the Mortgage, which revenues and receipts and security have been pledged and assigned to the Trustee to secure payment of the Series 2004A Bonds in the manner and to the extent herein. The Series 2004B Bonds are limited obligations of the Authority payable solely from the revenues and receipts derived from payments made by the Company under the Loan Agreement and on the Note or by the Bank under the Series 2004B Letter of Credit, which revenues and receipts and security have been pledged and assigned to the Trustee to secure payment of the Series 2004B Bonds in the manner and to the extent provided herein. NEITHER THE STATE, THE COUNTY OF DAVIESS, KENTUCKY, CITY OF OWENSBORO, KENTUCKY, THE AUTHORITY, NOR ANY OTHER POLITICAL SUBDIVISION THEREOF SHALL BE OBLIGATED TO PAY THE PRINCIPAL OR PREMIUM, IF ANY, OR INTEREST ON THE BONDS OR OTHER COSTS INCIDENT THERETO EXCEPT FROM THE REVENUES, MONEYS, PROPERTY AND OTHER FUNDS PLEDGED THEREFORE, AND NEITHER THE TAXING POWER NOR THE FULL FAITH AND CREDIT OF THE STATE, THE COUNTY, THE CITY, OR ANY OTHER POLITICAL SUBDIVISION OR ANY AGENCY THEREOF IS PLEDGED TO THE PAYMENT OF THE PRINCIPAL OR INTEREST ON THE BONDS OR OTHER COSTS INCIDENT THERETO. THE BONDS SHALL NEVER CONSTITUTE AN INDEBTEDNESS OF THE STATE, THE COUNTY, THE CITY, OR THE AUTHORITY WITHIN THE MEANING OF ANY CONSTITUTIONAL OR STATUTORY PROVISION AND SHALL NEVER CONSTITUTE OR GIVE RISE TO A PECUNIARY LIABILITY OF THE AUTHORITY. NEITHER SHALL THE BONDS NOR THE INTEREST THEREOF BE A CHARGE AGAINST THE GENERAL CREDIT OF THE AUTHORITY. THE AUTHORITY HAS NO TAXING POWER. NO PRESENT OR FUTURE

OFFICER, MEMBER, COMMISSIONER, EMPLOYEE OR AGENT OF THE AUTHORITY SHALL BE PERSONALLY LIABLE ON THE BONDS; AND NO COVENANT, LEASE AGREEMENT, LOAN AGREEMENT OR OBLIGATION CONTAINED HEREIN SHALL BE DEEMED TO BE A COVENANT, AGREEMENT OR OBLIGATION OF ANY PRESENT OR FUTURE OFFICER, MEMBER, COMMISSIONER, EMPLOYEE OR AGENT OF THE AUTHORITY IN HIS OR HER INDIVIDUAL CAPACITY.

(b)   Details of Bonds. All Bonds shall be dated the date of the original authentication and delivery of the Bonds and shall mature, subject to prior redemption, on their respective maturity dates. Interest on the Bonds shall be computed from the Interest Payment Date next preceding the date of authentication thereof, unless such authentication date (i) is prior to the first Interest Payment Date following the initial delivery of the Bonds, in which case interest shall be computed from such initial delivery date, (ii) is after a Record Date and before the subsequent Interest Payment Date, in which case interest shall be computed from the subsequent Interest Payment Date, or (iii) is an Interest Payment Date, in which case interest shall be computed from such authentication date; provided, that if interest on the Bonds is in default, Bonds shall bear interest from the last date to which interest has been paid. The principal of and premium, if any, on the Bonds shall be payable at the principal corporate trust office of the Fiscal Agent upon presentation and surrender of the Bonds. Payments of interest on the Bonds will be mailed to the persons in whose names the Bonds are registered on the register of the Fiscal Agent at the close of business on the Record Date next preceding each Interest Payment Date; provided that, any Holder of a Bond or Bonds in an aggregate principal amount of not less than $500,000 may, by prior written instructions filed with the Fiscal Agent not later than three (3) Business Days prior to the Interest Payment Date (which instructions shall remain in effect until revoked by subsequent written instructions), instruct that interest payments for any period be made by wire transfer to an account in the continental United States or other means acceptable to the Fiscal Agent. Bonds of a series will be numbered from 1 upward as determined by the Fiscal Agent and will contain the designation "R".

(c)   Delivery. Upon the execution and delivery of this Indenture and receipt by the Trustee of the following items, the Fiscal Agent shall authenticate and deliver the Bonds in accordance with the authorization described in (iv) below:

(i)   a copy of the Resolution of the Authority authorizing the issuance of the Bonds, certified by the Authority's Secretary-Treasurer;

(ii)   original executed counterparts of the Lease Agreement, the Loan Agreement, this Indenture, the Bond Purchase Agreement and the Reimbursement Agreement;

(iii)   the original, executed Letters of Credit from the Bank;

(iv)   an authorization and request from the Authority to the Fiscal Agent to authenticate and deliver $3,465,000 in aggregate principal amount of the Series 2004A Bonds and $5,535,000 in aggregate principal amount of the Series 2004B Bonds in specified Authorized Denominations to the initial purchaser or purchasers upon receipt by the Trustee, for the account of the Authority, of the purchase price for such amounts of Bonds;

(v)   an Opinion of Bond Counsel, addressed to the Trustee, or upon which the Trustee may rely, to the effect that the Bonds so specified have been validly authorized, executed and issued under the laws of the State and are not subject to registration under the Securities Act of 1933, as amended (the "Securities Act"), and this Indenture has been duly authorized, executed and delivered by the Authority and is exempt from qualification under the Trust Indenture Act of 1939, as amended;

(vi)   an Opinion of Counsel to the Company, addressed to the Authority, the Trustee, the Bank, and Bond Counsel, to the effect that each of the Company Documents has been duly executed and delivered by the Company, and, assuming due execution and delivery by the other party or parties thereto, constitutes a valid, binding and enforceable obligation of the Company, subject to the customary exceptions for bankruptcy, creditors' rights and judicial discretion.

Section 2.02.   The Bonds; Interest on the Bonds.

The Series 2004A Bonds shall bear interest on the basis of a 360 day year of twelve 30 day months payable each January 1 and July 1, beginning July 1, 2004. The Bonds shall mature and bear interest as follows:

Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline Project), Series 2004A

Maturing	Amount	Rate	Price to Yield	Cusip
01-Jul-05	$280,000			690880 AA7
01-Jan-06	$280,000			690880 AB5
01-Jul-06	$285,000			690880 AC3
01-Jan-07	$290,000			690880 AD1
01-Jul-07	$295,000			690880 AE9
01-Jan-08	$250,000			690880 AF6
01-Jul-08	$255,000			690880 AG4
01-Jan-09	$260,000			690880 AH2
01-Jul-09	$265,000			690880 AJ8
01-Jan-10	$270,000			690880 AK5
01-Jul-10	$270,000			690880 AL3

$215,000 - _____% Term Bond Maturing 7/1/2018 priced to yield _____% , Cusip 690880 AM1

$250,000 - _____% Term Bond Maturing 1/1/2024 priced to yield _____% , Cusip 690880 AN9

[Remainder of this Page Left Blank Intentionally]

The Series 2004B Bonds shall bear interest on the basis of a 360 day year of twelve 30 day months payable each January 1 and July 1, beginning July 1, 2004. The Bonds shall mature and bear interest as follows:

Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline Project), Series 2004B

Maturing	Amount	Rate	Price to Yield	Cusip
01-Jul-05	$85,000			690880 AP4

$350,000 - _____% Term Bond Maturing 7/1/2007 priced to yield _____% , Cusip 690880 AQ2

$380,000 - _____% Term Bond Maturing 7/1/2009 priced to yield _____% , Cusip 690880 AR0

$420,000 - _____% Term Bond Maturing 7/1/2011 priced to yield _____% , Cusip 690880 AS8

$475,000 - _____% Term Bond Maturing 7/1/2013 priced to yield _____% , Cusip 690880 AT6

$535,000 - _____% Term Bond Maturing 7/1/2015 priced to yield _____% , Cusip 690880 AU3

$610,000 - _____% Term Bond Maturing 7/1/2017 priced to yield _____% , Cusip 690880 AV1

$700,000 - _____% Term Bond Maturing 7/1/2019 priced to yield _____% , Cusip 690880 AW9

$1,980,000 - _____ % Term Bond Maturing 1/1/2024 priced to yield _____% , Cusip 690880 AX7

Section 2.03.   Execution and Authentication.   The Bonds shall be signed on behalf of the Authority with the manual or facsimile signature of the Chairman or Vice-Chairman of the Authority, attested by the manual or facsimile signature of the Authority's Vice-Chairman (if not otherwise signing on behalf of the Authority) or Secretary-Treasurer. If any officer of the Authority whose signature is on a Bond no longer holds that office at the time the Fiscal Agent authenticates the Bond, the Bond shall nevertheless be valid. Also, if a person signing a Bond is the proper officer on the actual date of execution, the Bond shall be valid even if that person is not the proper officer on the nominal date of action.

A Bond shall not be valid for any purpose under this Indenture unless and until the Fiscal Agent manually signs the certificate of authentication on the Bond, and such signature shall be conclusive evidence that the Bond has been authenticated under this Indenture.

Section 2.04.   Bond Register.   The Fiscal Agent shall keep a register of Bonds an of their transfer and exchange. Bonds not held under a book-entry system must be presented at the principal corporate trust office of the Fiscal Agent for registration, transfer and exchange, and Bonds may be presented at that office for payment.

Section 2.05.   Registration and Exchange of Series 2004A Bonds; Persons Treated as Owners; Book-Entry System.

(a)   Bonds may be transferred only on the register maintained by the Fiscal Agent. Upon surrender for transfer of any Bond to the Fiscal Agent, duly endorsed for transfer or accompanied by an assignment duly executed by the holder or the holder's attorney duly authorized in writing and in either case, with an appropriate guarantee of signature conforming to the requirements set forth in the Bonds, the Fiscal Agent shall authenticate a new Bond or Bonds of the same series in an equal aggregate principal amount and registered in the name of the transferee.

Bonds of a series may be exchanged for an equal aggregate principal amount of Bonds of the same series of different Authorized Denominations. The Fiscal Agent shall authenticate and deliver Bonds that the Bondholder making the exchange is entitled to receive, bearing numbers not then outstanding.

The Fiscal Agent shall not be required to transfer or exchange any Bond during the period beginning fifteen (15) days before the mailing of notice calling the Bond or any portion of the Bond for redemption and ending on the redemption date. Bonds subject to redemption may be transferred or exchanged only if the Fiscal Agent provides the new holder thereof with a copy of the notice of redemption, as the case may be.

The holder of a Bond as shown on the register of the Fiscal Agent shall be the absolute owner of the Bond for all purposes, and payment of the principal, premium, if any, or interest shall be made only to or upon the written order of such holder or the holder's legal representative; provided that interest shall be paid to the Person shown on the register as a holder of a Bond on the applicable Record Date.

(b)   The Fiscal Agent may require the payment by a Bondholder requesting exchange or registration of transfer of any tax or other governmental charge required to be paid in respect of the exchange or registration of transfer but shall not impose any other charge.

(c)   The Fiscal Agent may make appropriate arrangements for the Bonds of a series to be issued or held by means of a book-entry system administered by DTC with no physical distribution of such Bonds made to the public. Such Bonds will initially be issued by means of a book-entry system administered by DTC with no physical distribution of Bonds made to the public. References in this Section 2.05(c) to a Bond or the Bonds of a series shall be construed to mean the Bond or the Bonds of such series which are held under the book-entry system. In such event, one Bond of each maturity shall be issued to DTC and immobilized in its custody. A book-entry system shall be employed, evidencing ownership of the Bonds of such series in Authorized Denominations, with transfers of beneficial ownership effected on the records of DTC and the DTC Participants pursuant to rules and procedures established by DTC.

Each DTC Participant shall be credited in the records of DTC with the amount of such DTC Participant's interest in the Bonds of such series. Beneficial ownership interests in such Bonds may be purchased by or through DTC Participants. The holders of these beneficial ownership interests are hereinafter referred to as the "Beneficial Owners". The Beneficial Owners shall not receive such Bonds representing their beneficial ownership interests. The ownership interests of each Beneficial Owner shall be recorded through the records of the DTC Participant from which such Beneficial Owner purchased its Bonds. Transfers of ownership interest in such Bonds shall be accomplished by book entries made by DTC and, in turn, by DTC Participants acting on behalf of Beneficial Owners. SO LONG AS CEDE & CO., AS NOMINEE FOR DTC, IS REGISTERED OWNER OF THE BONDS OF A SERIES, THE TRUSTEE AND THE FISCAL AGENT SHALL TREAT CEDE & CO. AS THE ONLY HOLDER OF THE BONDS OF THAT SERIES FOR ALL PURPOSES UNDER THIS INDENTURE, INCLUDING RECEIPT OF ALL PRINCIPAL AND PREMIUM, IF ANY, AND INTEREST ON THOSE BONDS, RECEIPT OF NOTICES (EXCEPT AS SET FORTH IN SECTION 3.04), VOTING AND REQUESTING OR DIRECTING THE TRUSTEE OR FISCAL AGENT TO TAKE OR NOT TO TAKE, OR CONSENTING TO, CERTAIN ACTIONS UNDER THIS INDENTURE.

Payments of principal, interest and redemption premium, if any, with respect to the Bonds of a series, so long as DTC or its nominee, Cede & Co., is the only owner of the Bonds of such series, shall be paid by the Fiscal Agent directly to DTC or its nominee, Cede & Co., as provided in the Issuer Letter of Representation dated January __, 2004, from the Authority to DTC (the "Letter of Representation"). DTC shall remit such payments to DTC Participants, and such payments thereafter shall be paid by DTC Participants to the Beneficial Owners. The Authority, the Company, the Fiscal Agent and the Trustee shall not be responsible or liable for payment by DTC or DTC Participants, for sending transaction statements or for maintaining, supervising or reviewing records maintained by DTC or DTC Participants.

In the event that (i) DTC determines not to continue to act as securities depository for the Bonds of a series or (ii) the Company determines that the continuation of the book-entry system of evidence and transfer of ownership of the Bonds of a series would adversely affect their interests or the interests of the Beneficial Owners of those Bonds, the Authority shall, at the request of the Company discontinue the book-entry system with DTC relating to those Bonds.

THE AUTHORITY, THE COMPANY, THE FISCAL AGENT AND THE TRUSTEE SHALL NOT HAVE ANY RESPONSIBILITY OR OBLIGATIONS TO ANY DTC PARTICIPANT OR ANY BENEFICIAL OWNER WITH RESPECT TO (I) THE BONDS FOR WHICH CEDE & CO. IS THE REGISTERED HOLDER; (II) THE ACCURACY OF ANY RECORDS MAINTAINED BY DTC OR ANY DTC PARTICIPANT; (III) THE PAYMENT BY DTC OR ANY DTC PARTICIPANT OF ANY AMOUNT DUE TO ANY BENEFICIAL OWNER IN RESPECT OF THE PRINCIPAL OF AND PREMIUM, IF ANY, AND INTEREST ON THOSE BONDS; (IV) THE DELIVERY OR TIMELINESS OF DELIVERY BY DTC OR ANY DTC PARTICIPANT OF ANY NOTICE DUE TO ANY BENEFICIAL OWNER WHICH IS REQUIRED OR PERMITTED UNDER THE TERMS OF THIS INDENTURE TO BE GIVEN TO BENEFICIAL OWNERS; (V) THE SELECTION OF BENEFICIAL OWNERS TO RECEIVE PAYMENTS IN THE EVENT OF ANY PARTIAL REDEMPTION OF THOSE BONDS; OR (VI) ANY CONSENT GIVEN OR OTHER ACTION TAKEN BY DTC, OR ITS NOMINEE, CEDE & CO., AS OWNER.

(d)   The Fiscal Agent shall not be limited to utilizing a book-entry system maintained by DTC but may enter into a custody agreement with any bank or trust company serving as custodian (which may be the Fiscal Agent serving in the capacity of custodian) to provide for a book-entry or similar method for the registration and registration of transfer of all or a portion of the Bonds of a series.

SO LONG AS A BOOK-ENTRY SYSTEM OF EVIDENCE OF TRANSFER OF OWNERSHIP OF ALL THE BONDS OF A SERIES IS MAINTAINED IN ACCORDANCE HEREWITH, THE PROVISIONS OF THIS INDENTURE RELATING TO THE DELIVERY OF PHYSICAL BOND CERTIFICATES SHALL BE DEEMED TO GIVE FULL EFFECT TO SUCH BOOK-ENTRY SYSTEM.

In the event the Bonds of a series are held under a book-entry system, the securities depository shall provide the Trustee, upon request of the Trustee, the names, addresses and principal amount of the holders of beneficial interests in those Bonds. In the event DTC only provides the Trustee with the names of the DTC Participants, the Trustee shall use all reasonable efforts to obtain the names, addresses and principal amount of the holders of beneficial interests in those Bonds from DTC or the DTC Participants. Subject to the provisions of Section 8.14 of this Indenture, such beneficial holders shall be treated in all respects as the holders of those Bonds for purposes of Article VIII of this Indenture, and the Trustee shall send notices to such beneficial owners as required in Article VIII of this Indenture.

Section 2.06.   Mutilated, Lost, Stolen, Destroyed or Undelivered Bonds.

If any Bond is mutilated, lost, stolen, or destroyed, the Fiscal Agent shall authenticate a new Bond of the same denomination and series for any mutilated, lost, stolen or destroyed Bond if there shall first be delivered by the Bondholder to the Fiscal Agent at its principal corporate trust operations office (i) in the case of any mutilated Bond, such mutilated Bond, and (ii) in the base of any lost, stolen or destroyed Bond, evidence of such loss, theft or destruction reasonably satisfactory to the Authority, the Fiscal Agent, the Bank, the Trustee and the Company, together with an indemnity from the Bondholder, reasonably satisfactory to the Fiscal Agent. If the Bond has matured and if the evidence and indemnity described above have been provided by the Bondholder, instead of issuing a duplicate Bond, the Fiscal Agent shall pay the Bond without requiring surrender of the Bond and make such requirements as the Fiscal Agent deems fit for its protection, including a lost instrument bond. The Fiscal Agent may charge the Bondholder its reasonable fees and expenses in this connection.

Section 2.07.   Cancellation of Bonds. All Bonds paid, redeemed or purchased, either at or before maturity, shall be delivered to the Fiscal Agent when such payment, redemption or purchase is made, and except as otherwise provided herein shall be canceled. Whenever a Bond is delivered to the Fiscal Agent for cancellation (upon payment, redemption, defeasance or otherwise), or for transfer, exchange or replacement pursuant to Section 2.05 or 2.06, the Fiscal Agent shall safeguard such Bond for such period of time as may be required by applicable governmental regulations and shall thereafter promptly cancel the Bond and supply evidence of such cancellation to any party so requesting.

Section 2.08.   Temporary Bonds. Until definitive Bonds are ready for delivery, the Authority may execute and the Fiscal Agent shall authenticate temporary Bonds substantially in the form of the definitive Bonds, with appropriate variations. The Authority shall, without reasonable delay, prepare and the Fiscal Agent shall authenticate definitive Bonds in exchange for the temporary Bonds. Such exchange shall be made by the Fiscal Agent without charge to the Bondholders. Temporary Bonds shall not otherwise be eligible for transfer or exchange under Section 2.05.

[End of Article II]

ARTICLE III

REDEMPTION AND PURCHASE

Section 3.01.   Redemption of Bonds.

(a)   Optional Redemption of Bonds. The Bonds maturing on or after January 1, 2014, will be subject to redemption prior to maturity at the option of the Authority at the direction of the Company, on any date on or after January 1, 2014, in whole or in part, prior to maturity, in inverse order of their maturities, less than all of the single maturity to be selected in such manner as the Registrar may determine, from Available Moneys, at 100%, plus interest accrued to the date of redemption.

(b)   Mandatory Sinking Fund Redemption

The Series 2004 A Term Bond due July 1, 2018 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2011	$10,000	1-Jan-2015	$15,000
1-Jul-2011	$10,000	1-Jul-2015	$15,000
1-Jan-2012	$10,000	1-Jan-2016	$15,000
1-Jul-2012	$10,000	1-Jul-2016	$15,000
1-Jan-2013	$10,000	1-Jan-2017	$15,000
1-Jul-2013	$10,000	1-Jul-2017	$20,000
1-Jan-2014	$10,000	1-Jan-2018	$20,000
1-Jul-2014	$10,000		

Bonds maturing on July 1, 2018 in the amount of $20,000 will be paid at maturity.

The Series 2004 A Term Bond due January 1, 2024 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2019	$20,000	1-Jul-2021	$25,000
1-Jul-2019	$20,000	1-Jan-2022	$25,000
1-Jan-2020	$20,000	1-Jul-2022	$25,000
1-Jul-2020	$20,000	1-Jan-2023	$25,000
1-Jan-2021	$20,000	1-Jul-2023	$25,000

Bonds maturing on January 1, 2024 in the amount of $25,000 will be paid at maturity.

The Series 2004 B Term Bond due July 1, 2007 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2006	$85,000
1-Jul-2006	$85,000
1-Jan-2007	$90,000

Bonds maturing on July 1, 2007 in the amount of $90,000 will be paid at maturity.

The Series 2004 B Term Bond due July 1, 2009 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2008	$90,000
1-Jul-2008	$95,000
1-Jan-2009	$95,000

Bonds maturing on July 1, 2009 in the amount of $100,000 will be paid at maturity.

The Series 2004 B Term Bond due July 1, 2011 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2010 $100,000

1-Jul-2010 $105,000

1-Jan-2011 $105,000

Bonds maturing on July 1, 2011 in the amount of $110,000 will be paid at maturity.

The Series 2004 B Term Bond due July 1, 2013 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2012 $115,000

1-Jul-2012 $115,000

1-Jan-2013 $120,000

Bonds maturing on July 1, 2013 in the amount of $125,000 will be paid at maturity.

The Series 2004 B Term Bond due July 1, 2015 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2014 $130,000

1-Jul-2014 $130,000

1-Jan-2015 $135,000

Bonds maturing on July 1, 2015 in the amount of $140,000 will be paid at maturity.

The Series 2004 B Term Bond due July 1, 2017 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2016 $145,000

1-Jul-2016 $150,000

1-Jan-2017 $155,000

Bonds maturing on July 1, 2017 in the amount of $160,000 will be paid at maturity.

The Series 2004 B Term Bond due July 1, 2019 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2018 $165,000

1-Jul-2018 $170,000

1-Jan-2019 $180,000

Bonds maturing on July 1, 2019 in the amount of $185,000 will be paid at maturity.

The Series 2004 B Term Bond due January 1, 2024 is subject to mandatory sinking fund redemption prior to maturity at a redemption price of 100% of the principal amount to be redeemed, plus accrued interest to the redemption date, on the dates and in the principal amounts as follows:

1-Jan-2020 $190,000

1-Jul-2020 $195,000

1-Jan-2021 $205,000

1-Jul-2021 $210,000

1-Jan-2022 $220,000

1-Jul-2022 $225,000

1-Jan-2023 $235,000

1-Jul-2023 $245,000

Bonds maturing on January 1, 2024 in the amount of $255,000 will be paid at maturity.

(c)   Mandatory Redemption Upon Demand by Bank. The Bonds of each series are subject to mandatory redemption at a redemption price equal to the principal amount thereof plus accrued interest to, but not including, the redemption date in whole or in part, without premium, at the earliest date for which notice of redemption can be given upon receipt by the Trustee of written notice from the Bank requesting such redemption, specifying the principal amount of the Bonds of that series to be redeemed (if less than all of the Bonds of that series Outstanding are to be redeemed) and stating that an "Event of Default" resulting in the Bank's authority to request such redemption under the Reimbursement Agreement has occurred and is continuing. Such Bonds shall be redeemed at the principal amount thereof plus interest accrued to the date of redemption.

(d)   Mandatory Redemption on Expiration or Termination of the Applicable Letter of Credit Without Extension. Bonds of a series shall be redeemed, in whole without premium, at the earliest date for which 30 day notice of redemption can be given to the Bondholders if the Trustee has not received written notice from the Bank stating that the Letter of Credit will be renewed 45 days prior to the expiration date of the Letter of Credit and notice from the Company no less than 30 days prior to such expiration date that no "Substitute Letter of Credit" has or will be obtained by the Company.

Section 3.02.   Redemption Date. The redemption date of Bonds to be redeemed pursuant to any redemption provisions hereunder, shall be a date permitted by such particular clauses and specified by the Company in the notice delivered pursuant to Section 3.04.

Section 3.03.   Selection of Bonds to be Redeemed. If fewer than all of the Bonds of a series are to be redeemed, the Fiscal Agent shall select the Bonds to be redeemed from among the Outstanding Bonds of that series, as set forth below, by lot or such other method as it deems in its sole discretion to be fair and appropriate. The Fiscal Agent shall make the selection from Bonds of the applicable series not previously called for redemption. No portion of a Bond may be redeemed that would result in a Bond which is smaller than the then permitted minimum Authorized Denomination. [For this purpose, the Fiscal Agent shall consider each Bond in a denomination larger than the minimum Authorized Denomination permitted by the Bonds at the time to be separate Bonds each in the minimum Authorized Denomination.] Provisions of this Indenture that apply to Bonds called for redemption also apply to portions of Bonds called for redemption.

Notwithstanding anything to the contrary in this Indenture, there shall be no redemption of less than all of the Bonds if there shall have occurred and be continuing an Event of Default.

Section 3.04.   Notice to Trustee; Notice of Redemption.

(a)   If the Company wishes to direct the Authority to redeem any Bonds pursuant to any optional redemption provisions hereof, the Company shall notify the Trustee, the Fiscal Agent and the Bank in writing of its intent to direct the Authority to redeem such Bonds pursuant to the applicable provision hereof, the applicable redemption date, the principal amount of any Bonds to be redeemed and other necessary particulars. The Company shall direct the Authority to give such notices at least 45 days before the applicable redemption date.

(b)   The Trustee shall prepare and the Fiscal Agent shall send notice of each redemption to each Bondholder whose Bonds are being redeemed, the Company and the Bank by first-class mail at least thirty (30) days but not more than sixty (60) days before each redemption; provided, however, in the case of a mandatory redemption, the Trustee shall give notice of such redemption at lease 15 days prior to the date of expiration of the Letter of Credit. The notice shall identify the Bonds or portions thereof to be redeemed and shall state (i) the type of redemption and the redemption date, (ii) the redemption price, (iii) that such Bonds called for redemption must be surrendered to collect the redemption price, (iv) the address at which such Bonds must be surrendered, (v) that if on the redemption date the Bond Fund contains moneys sufficient to pay the redemption price, interest on such Bonds called for redemption will cease to accrue on the redemption date, (vi) the CUSIP number of such Bonds, and (vii) any condition to the redemption.

A copy of each notice of redemption shall also be sent by the Fiscal Agent by certified or registered mail to each securities depository (each, a "Depository") registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, at least two Business Days prior to mailing notice to Bondholders and to two national information services which disseminate redemption notices and to each registered owner of $1,000,000 or more of Bonds of an affected series on the same date notices are mailed to other Bondholders, provided that the Fiscal Agent may, in its discretion, provide for overnight, telecopied or other form of notice to a Depository acceptable to or requested by such Depository. Notwithstanding for foregoing, in the event that the Depository for the Bonds of a series is DTC, the Trustee shall follow the procedure for redemption and notice as set forth in DTC's operational arrangements, as in effect at the time with respect to those Bonds.

With respect to any Bonds to be redeemed which have not been presented for redemption within sixty (60) days after the redemption date, the Trustee, at the expense of the Company, shall prepare and the Fiscal Agent shall give a second notice of redemption to the holder of any such Bonds which have not been present for redemption, by first-class mail, within thirty (30) days after the end of such 60 day period.

Failure by the Fiscal Agent to give any notice of redemption or any defect in such notice as to any particular Bonds shall not affect the validity of the call for redemption of any Bonds in respect of which no such failure or defect has occurred. Any notice mailed as provided in this Indenture shall be conclusively presumed to have been given whether or not actually received by any holder.

(c)   On the date fixed for redemption, notice having been given in the manner and under the conditions provided in this Indenture, the Bonds, or portions thereof called for redemption, shall be due and payable at the redemption price provided therefor, plus accrued interest to, but excluding, such date. On such redemption date, if moneys sufficient to pay the redemption price of the Bonds to be redeemed, plus accrued interest thereon to, but excluding, the date fixed for redemption, are held by the Fiscal Agent, interest on the Bonds called for redemption shall cease to accrue; such Bonds shall cease to be entitled to any benefits or security under this Indenture or to be deemed outstanding; and the holders of such Bonds shall have no rights in respect thereof except to receive payment of the redemption price thereof, plus accrued interest to, but excluding, the date of redemption.

Section 3.05.   Payment of Bonds Called for Redemption. On or before the date fixed for redemption, the Trustee shall cause to be transferred from the applicable account in the Bond Fund to the Fiscal Agent pursuant to Section 4.01, moneys sufficient to pay the redemption price, together with accrued interest to the redemption date of the Bonds called for redemption. Upon surrender to the Fiscal Agent, Bonds called for redemption shall be paid as provided in this Article at the redemption price provided for in this Article. On the date fixed for redemption, notice having been given in the manner and under the conditions hereinabove provided, the Bonds or portions thereof called for redemption shall be due and payable at the redemption price provided therefor, plus accrued interest to, but not including, such date. On such redemption date, if moneys sufficient to pay the redemption price of the Bonds to be redeemed, plus accrued interest thereon to but not including the date fixed for redemption, are held by the Fiscal Agent, interest on the Bonds called for redemption shall cease to accrue; such Bonds shall cease to be entitled to any benefits or security under this Indenture or to be deemed outstanding; and the holders of such Bonds shall have no rights in respect thereof except to receive payment of the redemption price thereof, plus accrued interest to, but not including, the date of redemption.

Section 3.06.   Bonds Redeemed in Part. Upon surrender of a Bond redeemed in part, the Fiscal Agent shall authenticate for the holder a new Bond or Bonds of the same series in Authorized Denominations equal in aggregate principal amount to the unredeemed portion of the Bond surrendered.

[End of Article III]

ARTICLE IV

PAYMENT OF BONDS AND CREATION OF FUNDS

Section 4.01   Payment of Bonds.

When an applicable Letter of Credit is in effect, the Trustee shall direct the Fiscal Agent to make payments when due of principal of, premium, if any, and interest on the Bonds:

(a)   first, from moneys drawn by the Trustee under the applicable Letter of Credit and deposited in the applicable Letter of Credit Account of the Bond Fund;

(b)   second, subject to the provisions of Section 4.04(b), from any moneys which constitute Available Moneys in the applicable account of the Construction Fund directed to be paid into the applicable Redemption Account of the Bond Fund in accordance with the provisions of Section 4.08;

(c)   third, from any other Available Moneys held in the applicable Redemption Account of the Bond Fund; and

(d)   last, from any other moneys available to the Fiscal Agent or the Trustee including, without limitation, moneys paid by the Company pursuant to Section 4.2(a) of the Lease Agreement or Section 4.2(a) of the Loan Agreement.

Notwithstanding the foregoing, however, payments of principal, premium, if any, and interest on Bank Bonds shall be paid only from the first and last categories of moneys. The proceeds of investments of any moneys in any of these categories may be used to the same extent as the moneys invested could be used.

If an applicable Letter of Credit is not in effect, the Fiscal Agent, shall make payments of principal and premium, if any, and interest on the Bonds of a series, first from Proceeds, and second, from any other moneys available to the Fiscal Agent for such purpose.

Section 4.02.   Creation of Bond Fund. There is hereby created by the Authority and ordered established with the Trustee a trust fund to be designated **"Bond Fund, Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project)"**, in which there is created and ordered established a Series 2004A Letter of Credit Account, a Series 2004B Letter of Credit Account, a Series 2004A Redemption Account, and a Series 2004B Redemption Account. The money and securities in such Fund and Accounts shall be held in trust by the Trustee and applied as herein provided and, until such application, the money and securities in such Fund and Accounts shall be subject to a lien and charge in favor of the Bondholders.

Section 4.03.   Payments Into Bond Fund.

(a)   There shall be deposited into the Bond Fund, as and when received:

(i)   Into the Series 2004A Letter of Credit Account, all moneys received from a drawing under the Series 2004A Letter of Credit, and into the Series 2004B Letter of Credit Account, all moneys received from a drawing under the Series 2004B Letter of Credit; and

(ii)   Into the applicable Redemption Account:

(A)   All payments specified in Section 4.2(a) of the Lease Agreement and Section 4.2(a) of the Loan Agreement and all payments under the Note into the Series 2004A Redemption Account and the Series 2004B Redemption Account, respectively;

(B)   all other moneys received by the Trustee under and pursuant to any of the provisions of the Lease Agreement (other than Sections 4.4, 5.2 and 6.4 thereof) or any of the provisions of the Loan Agreement (other than Section 4.4, 5.2 and 6.4 thereof) which are required, or which are accompanied by directions that such moneys are, to be paid into the Series 2004A Redemption Account and the Series 2004B Redemption Account, respectively;

(C)   any amount in the Series 2004A Account and the Series 2004B Account of the Construction Fund directed to be paid into the Series 2004A Redemption Account and the Series 2004B Redemption Account, respectively, in accordance with the provisions of Section 4.08.

The Trustee shall deposit any moneys it receives (other than from a drawing on the applicable Letter of Credit) for the redemption of the related series of Bonds into the applicable Redemption Account. To the extent that moneys described in (ii)(A) or (ii)(B) above would not constitute Available Moneys at the time of such deposit, the Trustee shall create Segregated Subaccounts in the applicable Redemption Account of the Bond Fund in which moneys described in each of such (ii)(A) and (ii)(B) above shall be held until such moneys constitute Available Moneys. The Trustee shall not commingle moneys described in Section 4.01(b) and deposited into the applicable Letter of Credit Account with any other moneys hereunder. The Trustee shall create a Segregated Subaccount in the applicable Redemption Account of the Bond Fund for and shall not commingle moneys described in Section 4.01(c) with any other moneys hereunder. The Trustee shall create a Segregated Subaccount in the applicable Redemption Account of the Bond Fund for and shall not commingle moneys described in Section 4.10(d) with any other moneys hereunder.

(b)   The Trustee shall apply all amounts received in accordance with subsection (a)(i) above (if any) on each Interest Payment Date in the following order:

(i)   first, to the payment of any principal or interest payable on the Bonds on such Interest Payment Date; provided, however, to the extent any such principal and interest is paid pursuant to a draw under the applicable Letter of Credit, an amount equal to such draw shall be paid by the Trustee to the Bank from the related Redemption Account of the Bond Funds; and

(ii)   second, all remaining funds shall be deposited in the applicable Redemption Account of the Bond Fund.

(c)   So long as any of the Series 2004A Bonds issued hereunder are Outstanding, the Authority shall deposit, or cause to be paid to the Trustee for deposit in the Bond Fund for its account, sufficient sums from the amounts derived from the Lease Agreement promptly to pay when due the principal of all Series 2004A Bonds (whether at maturity, upon redemption or acceleration or otherwise), premium, if any, on all Series 2004A Bonds, interest on the Series 2004A Bonds as the same become due and payable. The Authority makes no representation or warranty that the amount deposited shall be adequate to make all payments when due.

(d)   So long as any of the Series 2004B Bonds issued hereunder are Outstanding, the Authority shall deposit, or cause to be paid to the Trustee for deposit in the Bond Fund for its account, sufficient sums from the amounts derived from the Loan Agreement promptly to pay when due the principal of all Series 2004B Bonds (whether at maturity, upon redemption or acceleration or otherwise), premium, if any, on all Series 2004B Bonds, interest on the Series 2004B Bonds as the same become due and payable. The Authority makes no representation or warranty that the amount deposited shall be adequate to make all payments when due.

Section 4.04.   Use of Moneys in Bond Fund.

(a)   Except as provided in subsection (b) of this Section 4.04 and in Section 4.10 hereof, moneys in the applicable Letter of Credit Account or the applicable Redemption Account of the Bond Fund shall be used first solely for the payment of the principal of, premium, if any, and interest on the related series of Bonds as the same shall become due and payable whether at maturity, upon redemption or otherwise, and second, but solely with respect to moneys in the applicable Redemption Account, shall be used, to the extent necessary, to make payment of the principal of, premium, if any, and interest of the Bonds of any unrelated series remaining Outstanding, and the Trustee shall transfer to the Fiscal Agent sufficient funds therefrom to accomplish such payment in accordance with the provisions of such Bonds and this Indenture; provided, however, that to the extent such principal, premium (to the extent permitted by the applicable Letter of Credit) interest is paid with proceeds of a drawing under the applicable Letter of Credit and the Company does not reimburse the Bank directly, the Trustee shall promptly reimburse the Bank from funds (other than Proceeds) on deposit in: first the applicable Redemption Account in the Bond Fund and second, to the extent necessary, the other Redemption Account in the Bond Fund, all in accordance with written instructions given from time to time to the Trustee by the Bank.

(b)   Moneys deposited pursuant to Section 4.08 into a Redemption Account of the Bond Fund, and any income or other gain from the investment thereof, shall be applied by the Trustee in whole or in part at the direction of the Company (i) to pay the principal upon any optional redemption of related Bonds pursuant to Section 3.01 or to reimburse the Bank for any draws under the applicable Letter of Credit, or (ii) in any other manner which, as clearly states in an Opinion of Bond Counsel furnished by the Company to the Authority, the Bank and the Trustee, will not impair the validity under the Act of such Bonds. Any Series 2004A Bonds purchased or redeemed by the Trustee in accordance with this Section 4.04(b) shall be canceled, and the Company shall receive a credit corresponding to such Series 2004A Bonds and to any deposit in the Series 2004A Redemption Account of the Bond Fund as contemplated by this Section, against its obligations to make payments under the Lease Agreement. Any Series 2004B Bonds purchased or redeemed by the Trustee in accordance with this Section 4.04(b) shall be canceled, and the Company shall receive a credit corresponding to such Series 2004B Bonds and to any deposit in the Series 2004B Redemption Account of the Bond Fund as contemplated by this Section, against its obligations to make payments under the Loan Agreement.

Section 4.05.   Custody of Bond Fund. The Bond Fund shall be held in custody of the Trustee but in the name of the Authority. The Authority hereby authorizes and directs (a) the Trustee to withdraw sufficient funds from the applicable Letter of Credit Account or the applicable Redemption Account in the Bond Fund to pay the principal of, premium, if any, interest on the related series of Bonds as the same become due and payable, and to withdraw from the applicable Redemption Account in the Bond Fund funds sufficient to pay any other amounts payable therefrom as the same become due and payable and (b) the Fiscal Agent to use such funds transferred to it to make such payments, which authorization and direction the Trustee and the Fiscal Agent hereby accept; provided, however, that to the extent such principal, premium, if any, interest is paid with proceeds of a drawing under the applicable Letter of Credit and the Company does not reimburse the Bank directly, the Trustee shall promptly reimburse the Bank from (i) funds on deposit in the applicable Redemption Account in the Bond Fund, (ii) Proceeds to be paid to former holders in the case of the Bonds which were purchased with the proceeds from a draw on the applicable Letter of Credit, or (iii) proceeds deposited in the applicable Letter of Credit Account from a drawing on the applicable Letter of Credit, which were not required in order to pay the principal or interest on the related series of Bonds, in accordance with written instructions given from time to time to the Trustee by the Bank.

Section 4.06.   Creation of Construction Fund. There is hereby created by the Authority and ordered established with the Trustee a trust fund designated **"Construction Fund, Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project)"**, in which there is established a Series 2004A Account and a Series 2004B Account. The Construction Fund shall be held in the custody of the Trustee but in the name of the Authority. The money and securities in the Construction Fund shall be held in trust by the Trustee and applied as provided herein and in the Lease Agreement and the Loan Agreement and, until such application, the money and securities in such fund shall be subject to alien and charge in favor of, first, the Bondholders and, second, the Bank.

Section 4.07.   Payments Into the Construction Fund; Disbursements. The proceeds of the issuance and delivery of the Series 2004A Bonds shall be deposited in the Series 2004A Account in the Construction Fund, and the proceeds from the issuance and delivery of the Series 2004B Bonds shall be deposited in the Series 2004B Account in the Construction Fund. The Trustee is hereby authorized and directed to make each disbursement required by the provisions of the Lease Agreement from the Series 2004A Account and to issue its check therefor or otherwise pay upon receipt of a Company requisition in accordance with Section 3.8 of the Lease Agreement. The Trustee is hereby authorized and directed to make each disbursement required by the provisions of the Loan Agreement from the Series 2004B Account and to issue its checks therefor or otherwise pay upon receipt of a Company requisition in accordance with Section 3.8 of the Loan Agreement. The Trustee shall keep and maintain adequate records pertaining to the Construction Fund and all disbursements therefrom.

Section 4.08.   Completion of Project and Disposition of Construction Fund Balance.   The completion of the Project and payment or provision made for payment of the Cost of the Project shall be evidenced by the filing with the Trustee of the certificate required by Section 3.3 of the Lease Agreement and the certificate required by Section 3.3 of the Loan Agreement. As soon as practicable and in any event not later than the earlier of sixty (60) days from the date of the later of those certificates referred to in the preceding sentence or the third anniversary of the date of closing of the issuance and sale of the Bonds, any balance remaining in the Series 2004A Account and the Series 2004B Account in the Construction Fund (except amounts the Company shall have directed the Trustee to retain for any Cost of the Project not then due and payable) shall without further authorization be transferred by the Trustee from such Account in the Construction Fund for deposit in the Series 2004A Redemption Account and Series 2004B Redemption Account, respectively, in the Bond Fund and used in the manner provided in Section 4.04(b).

Section 4.09.   Moneys To Be Held in Trust. All money that the Trustee shall have withdrawn from the applicable Letter of Credit Account or the applicable Redemption Account in the Bond Fund or shall have received from any other source and set aside or transferred to the Fiscal Agent for the purpose of paying any of the related series of Bonds, either at the maturity thereof or by purchase or call for redemption or for the purpose of paying any interest on such Bonds, shall be held in trust for the respective Holders. Moneys received by the Fiscal Agent or the Trustee from the sale of a Bond or from the purchase of any Bond shall be held segregated from other funds held by the Fiscal Agent or the Trustee in trust for the benefit of the Person from whom such Bond was purchased and shall not be invested while so held. Any money that is so set aside or transferred and that remains unclaimed by the Holders for a period of five (5) years after the date on which such Bonds have become payable shall be treated as abandoned property pursuant to the provisions of the applicable State law and the Trustee or the Fiscal Agentshall report and remit this property according to the requirements of State law and thereafter the Holders shall look only to the fund to which such money may be transferred for payment and then only to the extent of the amounts so received, without any interest thereon, and the Trustee, the Fiscal Agent and the Authority shall have no responsibility with respect to such money.

Section 4.10.   Payment to Company from Bond Fund or Construction Fund. Any amounts remaining in the applicable Redemption Account in the Bond Fund or the applicable Account in the Construction Fund after payment in full of the principal of, premium, if any, and interest on the related series Outstanding Bonds, the fees, charges and expenses of the Authority, the Trustee, the Fiscal Agent, the indexing agent and the Bank (including without limitation the fees and expenses of their respective counsel) and all other amounts required to be paid hereunder and under the Reimbursement Agreement shall be first used, to the extent necessary, to make payment of the principal of, premium, if any, and interest on the Bonds of any unrelated series remaining Outstanding (or to reimburse the Bank to the extent of its payments of the same from the applicable Letter of Credit) after application of moneys in the Accounts related to such series of Bonds, and thereafter paid immediately to the Company.

Section 4.11.   Investment of Moneys. To the extent permitted by law and if directed in writing by the Company Representative and except as otherwise provided herein, the Trustee or the Fiscal Agent, as the case may be, shall invest and reinvest moneys held by it representing proceeds of drawings under the Letter of Credit and moneys on deposit in the Bond Fund and the Construction Fund only in U.S. Government Obligations (or in a mutual fund composed solely of U.S. Government Obligations which at the time of any such investment has a securities rating from each Rating Agency equal to or higher than the then current rating on the Bonds), maturing at such times as such amounts shall be needed for the purposes thereof, or investments provided below in this Section, with a term of the lesser of thirty (30) days or such earlier date as needed for payment in accordance with this Indenture, and as directed in writing by a Company Representative. Unclaimed moneys held by the Trustee or the Fiscal Agent under Section 4.09 shall be held uninvested by the Trustee or the Fiscal Agent. Moneys held by the Trustee representing proceeds of the initial sale of the Bonds (except for any proceeds described in the preceding sentence) shall be invested and reinvested by the Trustee, to the extent permitted by law, in any Eligible Investments on which neither the Company nor any of its subsidiaries is the obligor, as directed by a Company Representative.

To the extent that the Trustee or the Fiscal Agent, as the case may be, has not received written directions from the Company regarding investment of moneys, the Trustee or the Fiscal Agent, as the case may be, shall, until such directions are received, invest such moneys pursuant to standing written instructions delivered to the Trustee or the Fiscal Agent, as the case may be, by the Company upon the original issuance of the Bonds, as such instructions may be amended from time to time.

The Trustee or the Fiscal Agent, as applicable, may make investments permitted by this Article through or from its own bond department or the department of any bank, trust company or affiliate under common control with the Trustee or the Fiscal Agent, as applicable. Investments will be made so as to mature or be subject to redemption at the option of the holder on or before the date or dates that the Trustee or the Fiscal Agent, as applicable, or the Company, as appropriate, anticipates that moneys from the investments will be required. Investments shall be registered in the name of the Trustee or the Fiscal Agent, as applicable, or its nominee and held by or under the control of the Trustee or the Fiscal Agent, as applicable. The Trustee or the Fiscal Agent, as applicable, shall sell and reduce to cash a sufficient amount of investments whenever the cash held by the Trustee or the Fiscal Agent, as applicable, is insufficient for its purposes, regardless of the loss on liquidation.

All such investments shall be held by or under the control of the Trustee or the Fiscal Agent, as applicable, and while so held shall be deemed a part of the particular Fund or Account (or Segregated Subaccount therein) in which held. The interest accruing thereon and any profit realized from such investments shall be credited to such Fund or Account, and any loss resulting from such investments shall be charged to such Fund or Account (or Segregate Subaccount therein). The Trustee and the Fiscal Agent shall not be responsible for any losses on investments made in accordance with this section or the tax consequences thereof.

Notwithstanding the foregoing, while any Letter of Credit is outstanding, the Bank may notify the Trustee or the Fiscal Agent, as applicable, in writing of any additional restrictions as to the investment of funds hereunder and the Trustee or the Fiscal Agent, as applicable, shall abide by such restrictions.

[End of Article IV]

ARTICLE V

LETTER OF CREDIT

Section 5.01. Requirements for Letters of Credit. In order to secure its obligations under the Lease Agreement, pursuant to Section 4.2(b) of the Lease Agreement, and its obligations under the Loan Agreement, pursuant to Section 4.2(b) of the Loan Agreement, the Company has agreed, upon the initial authentication and delivery of the Bonds, to direct the Bank to deliver to the Trustee the Letters of Credit issued by the Bank in favor of the Trustee for the beneficial account of the Company and for the benefit of the holders of the related series of Bonds.

Section 5.02. Draws on Letters of Credit; Extensions.

(a) The Trustee shall make timely draws under the applicable Letter of Credit in accordance with the terms thereof such that timely payment under Section 4.01(a) hereof is made without resort to the sources of payment described in Subsections (b), (c) and (d) of Section 4.01. Such draws shall be in amounts equal to the total principal, premium, if any (to the extent permitted therefor in such letter of Credit), and interest due on such Bonds, less the amounts (if any) available under Section 4.01(b). In the event the Trustee uses Available Moneys (other than Available Moneys arising from a draw under the applicable Letter of Credit) for the payment of principal of, premium, if any, or interest on such Bonds as the same become due and payable whether at maturity, upon redemption or otherwise, the Trustee shall, within 10 days after such payment, give notice thereof to the Bank in accordance with the terms of the applicable Letter of Credit. The Trustee agrees to make such draws so as to be able to obtain and to transfer to the Fiscal Agent by 1:45 p.m. Central Time to the extent funds have been received from the Bank on the payment or purchase date, as the case may be, such funds to the extent necessary to permit the Fiscal Agent to make such payment when due in accordance with this Indenture and the related series of Bonds.

(b) In drawing on the applicable Letter of Credit, the Trustee shall be acting on behalf of the Holders of the related series of Bonds by facilitating payment of such Bonds and not on behalf of the Authority or the Company and shall not be subject to the control of either. Proceeds of draws on the applicable Letter of Credit shall be deposited in the applicable Letter of Credit Account and segregated from, and not commingled with, other moneys held by the Trustee and shall be paid to the Fiscal Agent, who shall hold such moneys segregated from, and not commingled with, other moneys held by the Fiscal Agent.

(c) The Trustee shall advise the Company by telecopy or telex on the date of each draw on the applicable Letter of Credit of the amount and the date of such draw and of the reason for such draw.

(d) For extensions of the terms of a Letter of Credit, the Trustee shall, at the direction of a Company Representative, but only if required to evidence an extension of the term of an applicable Letter of Credit, surrender such Letter of Credit to the Bank in exchange for a new letter of credit of the Bank or the applicable Letter of Credit with notations thereon, as the Bank may elect, conforming in all material respects to the applicable Letter of Credit except that the expiration date shall be extended. Any such extension shall be for a period of at least one year or, if less, until the fifteenth day following the maturity date of the related series of Bonds.

(e)   No draws shall be made by the Trustee under the applicable Letter of Credit for Company Bonds or Bank Bonds.

Section 5.03.   Substitute Letter of Credit.

(a)   The Fiscal Agent and the Company may provide for the delivery to the Trustee of a Substitute Letter of Credit complying with the provisions of this Indenture (the "Substitute Letter of Credit"), which shall be effective upon acceptance by the Trustee. Any Substitute Letter of Credit shall have a stated expiration date of at least one year following the effective date thereof and at least fifteen (15) days following an Interest Payment Date and the bank issuing such Substitute Letter of Credit has a credit rating equal to or better than the then current letter of credit bank being substituted by Moodys Investor's Service or Standard & Poor's, whichever is the current agency rating the Bonds, and if rated by both, then equal to or better than the rating of the then current letter of credit bank being substituted by both Moodys Investor's Service and Standard & Poor's.

(b)   No more than 30 days but not less than 15 days prior to the effective date of any Substitute Letter of Credit delivered to the Trustee, as a condition to the acceptance by the Trustee of such Substitute Letter of Credit, the Company shall furnish to the Trustee:

(i)   An Opinion of Counsel addressed to the Trustee to the effect that (A) on the effective date of any Substitute Letter of Credit, such Substitute Letter of Credit will be the valid and binding obligation of the issuer thereof enforceable against such issuer in accordance with its terms except insofar as its enforceability may be limited by any insolvency or similar proceedings applicable to the issuer or by proceedings affecting generally the rights of the issuer's creditors or by general equitable principles; (B) payments of principal, premium, if any, or interest on the related series of Bonds from the proceeds of a draw on the Substitute Letter of Credit will not constitute avoidable preferences under any applicable bankruptcy, reorganization, insolvency or other similar laws; and (C) the Substitute Letter of Credit, on the date it becomes effective, would not constitute a separate security requiring registration under any applicable federal or state securities laws or, alternatively, that such registration has been filed and is effective. In the case of a Substitute Letter of Credit issued by a branch or agency of a foreign commercial bank, there shall also be delivered an Opinion of Counsel from a firm licensed to practice law in the jurisdiction in which the head office of such bank is located, addressed to the Trustee to the effect that the Substitute Letter of Credit is the valid and binding obligation of such bank, enforceable against such bank in accordance with its terms, subject to the limitations referred to in Section 5.03(b)(i)(A) above;

(ii)   written evidence satisfactory to the Trustee that the issuer of the Substitute letter of Credit meets the requirements for an issuer of a Letter of Credit set forth in the definition of the applicable Letter of Credit in Article I hereof; and

(iii)   an Opinion of Bond Counsel addressed to the Trustee to the effect that the delivery and acceptance of such is authorized under this Indenture and the Act; and

The Trustee shall accept any such Substitute Letter of Credit only in accordance with the terms, and upon satisfaction of the conditions, contained in this Section and any other applicable provisions of this Indenture. The effective date of the Substitute Letter of Credit shall be no later than one Business Day prior to the expiration of the then current letter of credit.

Upon receipt of the foregoing, the Trustee shall comply with the provisions of notice to the Bondholders contained in Section 3.01(c) herein.

Section 5.04. Enforcement of the Letters of Credit. The Trustee shall hold and maintain the Letters of Credit for the benefit of the Owners of the related series of Bonds until such Letters of Credit terminate or expire in accordance with its terms. When such Letter of Credit terminates or expires in accordance with its terms, the Trustee shall immediately surrender it to the Bank. The Trustee hereby agrees that, except in the case of a redemption in part pursuant to Article III hereof or any other reduction in the principal amount of the related series of Bonds Outstanding, it will not under any circumstances request that the Bank reduce the amount of the applicable Letter of Credit. If, at any time, all Bonds shall cease to be outstanding, the Trustee shall surrender the Letter of Credit to the Bank in accordance with the terms thereof. If at any time, the Bank fails to honor a draft presented under the applicable Letter of Credit in conformity with the terms thereof, the Trustee shall give immediate telephonic notice thereof to the Fiscal Agent and the Company.

[End of Article V]

ARTICLE VI

COVENANTS

Section 6.01.   Payment of Bonds. The Authority shall promptly pay, or cause to be paid, the principal of (whether at maturity, by acceleration, call for redemption or otherwise), premium, if any, and interest on every Bond issued under this Indenture to the Fiscal Agent for payment to the owners of the Bonds, on the dates and in the manner provided herein according to the true intent and meaning thereof, subject to the limitations set forth in Section 2.01(a).

Section 6.02.   Further Covenants and Representations of Authority.   The Authority shall observe and perform all covenants, conditions and agreements required on its part in this Indenture, in each Bond executed, authenticated and delivered hereunder, in all other documents related hereto, and under any laws or regulations related to the issuance of the bonds; provided, however, that the liability of the Authority for a breach of any such covenant, condition or agreement shall be limited solely to the Receipts and Revenues of the Authority from the Lease Agreement or the Receipts and Revenues of the Authority from the Loan Agreement, as applicable. The Authority represents that it is duly authorized under the Constitution and the laws of the State (including without limitation the Act) to issue the Bonds authorized by this Indenture, to assign the Lease Agreement, the Loan Agreement and the Note, to grant the Mortgage to the Trustee and to pledge the Receipts and Revenues of the Authority from the Lease Agreement and the Receipts and Revenues from the Loan Agreement in the manner and to the extent herein set forth; that all action required on its part with respect to the issuance of the Bonds and the execution and delivery of the Indenture has been taken; and that the Bonds when issued will be valid and enforceable in accordance with their terms except as limited by bankruptcy, creditors' rights generally and principles of equity.

Notwithstanding anything to the contrary contained herein, the Bonds, together with interest thereon and redemption or purchase premiums with respect thereto, are special, limited obligations of the Authority secured by the Lease Agreement, the Loan Agreement, as applicable, the Mortgage and the Letters of Credit and shall always be payable solely from the revenues and income derived from the Lease Agreement or the Loan Agreement, as applicable, (except to the extent paid out of moneys attributable to the respective proceeds of the Bonds or the income from the temporary investment thereof), from the proceeds of a foreclosure sale, if any, of the Project Site and the Project Facilities and from payments pursuant to the Letters of Credit and shall always be a valid claim of the owner thereof only against the revenues and income derived from the Lease Agreement (except for amounts paid under Sections 4.4, 5.2 and 6.4 thereof) or the Loan Agreement (except for amounts paid under Sections 4.4, 5.2 and 6.4 thereof), as applicable, which revenues and income shall be used for no other purposes than to pay the principal installments of, redemption or purchase premium, if any, and interest on the Series 2004A Bonds and the Series 2004B Bonds, respectively, except as may be expressly authorized otherwise in this Indenture and in the Lease Agreement or the Loan Agreement, as applicable. The Bonds and the obligation to pay interest thereon and any redemption or purchase premiums with respect thereto do not now and shall never constitute an indebtedness or an obligation of the Authority, the County, the Commonwealth of Kentucky or any political subdivision thereof, within the purview of any constitutional limitation or statutory provision, or a charge against the general credit or taxing powers, if any, of any of them, but shall be secured as aforesaid, and shall be payable solely from the revenues and income derived from the

Lease Agreement or the Loan Agreement, as applicable, from the proceeds of a judicial sale, if any, of the Project Site and the Project Facilities and from payments pursuant to the Letters of Credit (except as stated aforesaid). No owner of the Bonds shall have the right to compel the exercise of the taxing power, if any, of the Authority, the County, the Commonwealth of Kentucky or any political subdivision thereof to pay any principal installment of, redemption or purchase premium, if any, or interest on the Bonds.

No recourse shall be had for the payment of the principal or, redemption or purchase premium, if any, and interest on any of the Bonds or for any claim based thereon or upon any obligation, covenant or agreement contained in this Indenture, the Lease Agreement, or the Loan Agreement against any past, present or future member, officer, agent or employee of the Authority, or any incorporator, member, officer, employee, director or trustee of any successor entity, as such, either directly or through the Authority or any successor entity, under any rule of law or equity, statute or constitution or by the enforcement of any assessment or penalty or otherwise, and all such liability of any such incorporator, member, officer, employee, director, agent or trustee as such is hereby expressly waived and released as a condition of consideration for the execution of this Indenture, the Lease Agreement and the Loan Agreement and the issuance of the Bonds.

Section 6.03. <u>Further Assurances</u>. The Authority shall execute and deliver such supplemental indentures and such further instruments and do such further acts, as the Trustee may reasonably require for the better assuring, assigning and confirming to the Trustee the amounts assigned under this Indenture for the payment of the Bonds.

[End of Article VI]

ARTICLE VII

DISCHARGE OF INDENTURE

Section 7.01. Bonds Deemed Paid; Discharge of Indenture. All Bonds of a series shall be deemed paid for all purposes of this Indenture when (a) payment of the greater of the principal of and the maximum amount of interest that may become due on such Bonds to the due date of such principal and interest (whether at maturity, upon redemption, acceleration or otherwise) when there has been deposited with the Trustee (i) moneys sufficient to make such payment, which monies must constitute Available Moneys or (ii) noncallable U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as will ensure the availability of sufficient moneys to make such payment without regard to the reinvestment thereof or both, provided that such U.S. Government Obligations must be purchased from Available Moneys. When a Bond is deemed paid, it shall no longer be secured by or entitled to the benefits of this Indenture, from moneys or U.S. Government Obligations under subclause (a) above and nor may it be transferred, exchanged, registered, discharged from registration or replaced as provided in Article II.

Notwithstanding the foregoing, no deposit under subclause (a) above made for the purpose of paying the redemption price of a Bond (as opposed to the final payment thereof upon maturity) will be deemed a payment of a Bond as aforesaid until (x) notice of redemption of the Bond is given in accordance with Article III or, if the Bond is not to be redeemed within the next sixty (60) days, until the Company has given the Trustee and the Fiscal Agent, in form satisfactory to the Trustee, irrevocable instructions to notify, as soon as practicable, the holder of the Bond, in accordance with Article III, that the deposit required by subclause (a) above has been made with the Trustee and that the Bond is deemed to be paid under this Article and stating the redemption date upon which moneys are to be available for the payment of the principal of the Bond or (y) the maturity of the Bond. Additionally, and while the deposit under subclause (a) above made for the purpose of paying the final payment of a Bond upon its maturity shall be deemed a payment of such Bond as aforesaid, the Trustee shall mail notice to the Owner of such Bond, as soon as practicable stating that the deposit required by subclause (a) above has been made with the Trustee and that the Bond is deemed to be paid under this Article.

When all Outstanding Bonds are deemed paid under the foregoing provisions of this Section and all other sums due hereunder, under the Lease Agreement, the Loan Agreement and the Reimbursement Agreement are paid, the Trustee shall, upon request, acknowledge the discharge of the Authority's obligations under this Indenture exchange, registration, discharge from registration and replacement of Bonds, and obligations under Section 9.06 hereof with respect to the Trustee's compensation and indemnification, and the Trustee without further direction shall surrender the Letter of Credit to the Bank, in accordance with the respective terms of the Letters of Credit. Bonds delivered to the Fiscal Agent for payment shall be canceled by the Fiscal Agent pursuant to Section 2.07.

The Trustee may request and shall be fully protected in relying upon a certificate of an independent certified public accountant to the effect that a deposit will be sufficient to defease such Bonds as provided in this Section 7.01.

Upon receipt of any amount pursuant to this Article VIII, the Trustee shall give written notice thereof, which notice shall include, without limitation, the amount of such deposit and any instructions given to the Trustee pursuant thereto by first-class mail, postage prepaid.

Section 7.02.   Application of Trust Money. The Trustee and the Fiscal Agent shall hold in trust money or U.S. Governmental Obligations deposited with them pursuant to the preceding Section 7.01 and shall apply the deposited money and the money from the U.S. Government Obligations in accordance with this Indenture only to the payment of principal of, and premium, if any, and interest on the Bonds.

[End of Article VII]

ARTICLE VIII

DEFAULTS AND REMEDIES

Section 8.01.   Events of Default. Each of the following events shall be an Event of Default:

(a)   Default in the due and punctual payment of any interest on any Bonds within three Business Days of the date when due;

(b)   Default in the due and punctual payment of the principal (with respect to a Weekly Rate Bond) or premium, if any, on any Bonds (whether at maturity, by acceleration or redemption, upon purchase or otherwise);

(c)   In the event no applicable Letter of Credit is in effect, and subject to the provisions of Section 8.11, default in the observance or performance of any other covenants, conditions or agreements required on the part of the Authority under this Indenture or in the Bonds;

(d)   Receipt by the Trustee of written notice from the Bank that an Event of Default has occurred under the Reimbursement Agreement accompanied by a demand by the Bank that the Trustee declare the Bonds to be immediately due and payable;

(e)   In the event the Bank has failed to honor a proper draw under the applicable Letter of Credit strictly complying with the terms thereof; and

(f)   In the event the Bank shall have notified the Trustee under the Letter of Credit, within ten days after the date of any presentation of an Interest Drawing (as defined in the Letter of Credit) that the Interest Component (as defined in the Letter of Credit) shall not be reinstated.

For purposes of this Section 8.01, the Trustee shall not be deemed to have knowledge of an Event of Default hereunder unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is an Event of Default is received by the Trustee and such notice references the Bonds or this Indenture.

Section 8.02.   Acceleration and Duty to Draw on Letter of Credit.

(a)   Upon the occurrence of an Event of Default under Section 8.01(a), (b), (d) or (f) hereof, the Trustee shall, by notice to the Authority, the holders, the Bank and the Company, declare the entire unpaid principal of and premium, if any, and interest on the Bonds immediately due and payable and, thereupon, the entire unpaid principal, premium, if any, and interest on the Bonds shall forthwith become immediately due and payable. Upon the occurrence and continuance of any other Event of Default, the Trustee may, and if requested by the holders of nor less than 25% in aggregate principal amount of Bonds then Outstanding shall, by notice to the Authority, the holders, the Bank and the Company, declare the entire unpaid principal of and premium, if any, and interest on the Bonds immediately due and payable and, thereupon, the entire unpaid principal of and premium, if any, and interest on the Bonds shall forthwith become due and payable. Upon any such declaration, the Authority shall forthwith pay to the holders of the Bonds the entire unpaid principal of and premium, if any, and accrued interest on the Bonds, but only from the revenues and receipts herein specifically pledged for such purpose. Upon the occurrence of an Event of Default specified in Section 8.01 and a declaration of acceleration hereunder, the Trustee as assignee of the Authority shall immediately exercise its rights under the Lease Agreement to declare all Lease Payments (as defined in the Lease Agreement) to be immediately due and payable and under the Note and the Loan Agreement to declare all installments of the Note to be immediately due and payable. In the event the Trustee fails to accelerate as required by this Section 8.02(a), the owners of a majority in aggregate principal amount of the Bonds Outstanding shall have the right to take such actions.

(b) Upon the acceleration of the maturity of the Bonds, by declaration or otherwise, the Trustee shall immediately draw upon the Letter of Credit for the aggregate unpaid principal amount of the related series of Bonds and all premiums, if any (but only to the extent permitted therefor in the Letter of Credit), and interest accrued thereon which shall be applied immediately as set forth in Section 8.03. Upon such acceleration, interest on the Bonds shall cease to accrue as of the date of declaration of such acceleration.

Section 8.03. <u>Disposition of Amounts Drawn on Letter of Credit; Assignment of Rights to Contest.</u>

(a) All amounts drawn on the Letters of Credit by the Trustee in accordance with Section 8.02(b) shall be held in a Segregated Subaccount of the applicable Letter of Credit Account of the Bond Fund (and invested in accordance with Section 4.11), shall be applied as provided in Section 8.06 to the payment of principal of and premium, if any, and interest accrued on the related series of Bonds unless, prior to or with the proceeds of the draw on the Letter of Credit, the Trustee receives written instructions from the Bank to use such proceeds to purchase all Bonds. If such instructions are received by the Trustee, such draw proceeds shall be immediately applied to the purchase of the Bonds, the acceleration of the Bonds shall be canceled, the Bonds shall become Bank Bonds and the Bonds shall be registered in the name of the Company.

(b) The Trustee hereby assigns to the Bank all its rights to contest or otherwise dispute in the Trustee's name, place and stead and at the Bank's sole discretion and cost any claim of preferential transfer made by a bankruptcy trustee, debtor-in-possession or other similar official with respect to any amount paid to the Trustee by or on behalf of the Company or the Authority to be applied to principal of and premium, if any, or interest on the Bonds, to the extent of payments made to the Trustee pursuant to a drawing under the applicable Letter of Credit. The Trustee shall cooperate with and assist the Bank in any such contest or dispute as the Bank may reasonably request; provided, however, that the Bank shall reimburse the Trustee for its reasonable cost incurred in connection with providing such cooperation and assistance. The Trustee shall give the Bank prompt notice of any claim of preferential transfer of which the Trustee has knowledge. The foregoing assignment shall not be deemed to confer upon the Bank any right to contest or otherwise dispute any claim of preferential transfer with respect to any amount as to which there has been no drawing under the applicable Letter of Credit. The assignment set forth above shall in any event be effective until the Bank shall have first furnished to the Trustee an agreement to indemnify the Trustee and the holders of the Bonds against any claim, liability or damage which they might suffer by reason of any such contest or dispute.

Section 8.04   Other Remedies; Rights of Bondholders. Upon the occurrence of an Event of Default, the Trustee, subject to the terms of this Indenture, may proceed to protest and enforce its rights and the rights of the Bondholders by mandamus or other suit, action or proceeding, at law or in equity, including but not limited to an action for specific performance of any agreement herein contained or making a demand for payment from the Company and taking action pursuant to any other document to which the Trustee is a party.

Upon the occurrence of an Event of Default, if requested to do so by the holders of not less than 25% in aggregate principal amount of Bonds Outstanding and if indemnified as provided in Section 9.01(d), the Trustee, subject to the terms of this Indenture, shall exercise such one or more of the rights and powers conferred by this Article as the Trustee, upon being advised by counsel, shall deem most expedient in the interests of the Bondholders.

No remedy conferred by this Indenture upon or reserved to the Trustee or to the Bondholders is intended to be exclusive of any other remedy, but each such remedy shall be cumulative and shall be in addition to any other remedy given to the Trustee or to the Bondholders hereunder or now or hereafter existing at law or in equity. No delay or failure to exercise any right or power accruing upon any default or Event of Default shall impair any such right or power or shall be construed to be a waiver of any such default or Event of Default or acquiescence therein, and every such right and power may be exercised from time to time and as often as may be deemed necessary. No waiver of any default or Event of Default hereunder, whether by the trustee pursuant to Section 8.10 or by the Bondholders, shall extend to or shall affect any subsequent default or Event of Default or shall impair any rights or remedies consequent thereon.

Section 8.05.   Right of Bondholders to Direct Proceedings. Notwithstanding anything in this Indenture to the contrary, but subject to Section 8.14, the holders of a majority in aggregate principal amount of Bonds Outstanding shall have the right, at any time, by an instrument or instruments in writing executed and delivered to the Trustee, to direct the method and place of conducting all proceedings to be taken in connection with the enforcement of the terms and conditions of this Indenture or for the appointment of a receiver or any other proceedings hereunder; provided, however, that such direction shall not be otherwise than in accordance with the provisions of law and of this Indenture.

Section 8.06.   Application of Moneys. All moneys received by the Trustee pursuant to any right given or action taken under the provisions of this Article shall, after payment of the cost and expenses of the proceedings resulting in the collection of such moneys and of the expenses, liabilities and advances incurred or made by the Trustee and the fees and expenses, if any, of the Authority in carrying out this Indenture, the Lease Agreement or the Loan Agreement, be deposited in the Bond Fund; provided, however, that no proceeds from any draw on the Letters of Credit shall be used for any purpose other than payment of the principal of and premium, if any (to the extent permitted therefor in the Letter of Credit), and interest on the Bonds. All moneys in the Bond Fund shall be applied as follows:

(a)   Unless the principal of all Bonds shall have become or shall have been declared due and payable:

First, to the payment to the persons entitled thereto of all installments of interest then due on the Bonds of all series, in the order of the maturity of the installments of such interest and, if the amount available shall not be sufficient to pay in full any particular installment, then to the payment ratably, according to the amounts due on such installments to the persons entitled thereto, without any discrimination or preference except as provided in Section 8.13, and as to any difference in the respective rates of interest specified in the Bonds;

Second, to the payment to the persons entitled thereto of the unpaid principal of and premium, if any, on any of the Bonds of all series which shall have become due (other than Bonds called for redemption for the payment of which moneys are held pursuant to the provisions of this Indenture), in the order of their due dates, with interest on such Bonds at the respective rates specified therein from the respective dates upon which they become due and, if the amount available shall not be sufficient to pay in full Bonds due on any particular date, together with such interest, then first to the payment of such interest ratably, according to the amount of such interest due on such date, and then to the amount of such principal and premium, if any, ratably, according to the amount of such principal and premium, if any, due on such date, to the persons entitled thereto, without any discrimination or preference, except as provided in Section 813, and as to any difference in the respective rates of interest specified in the Bonds; and

Third, to the extent permitted by law, to the payment to the persons entitled thereto of the unpaid interest on overdue installments of interest ratably, according to the amounts of such interest due on such date, without any discrimination or preference, except as provided in Section 8.13, and as to any difference in the respective rates of interest specified in the Bonds.

(b)   If the principal of all Bonds shall have become due or shall have been declared due and payable, all such moneys shall be applied to the payment of the principal and premium, if any, and interest then due and unpaid upon the Bonds, including to the extent permitted by law, interest on overdue installments of interest, without preference or priority of principal and premium, if any, over interest or of interest over principal and premium, if any, or of any installment of interest over any other installment of interest, or of any Bond over any other Bond, ratable according to the amounts due respectively for principal and premium, if any, and interest, to the persons entitled thereto, without any discrimination or privilege, except as provided in Section 8.13.

(c)   If the principal of all Bonds shall have been declared due and payable, and if such declaration shall thereafter have been rescinded and annulled under the provisions of this Article, then, subject to the provisions of Section 8.06(b) in the event that the principal of all Bonds shall later become due or be declared due and payable, the moneys shall be applied in accordance with the provisions of Section 8.06(a).

(d)   All amounts received from a draw upon the Letter of Credit shall be applied exclusively to the payment of the principal of and premium, if any (to the extent permitted under the Letter of Credit), and interest on the related series of Bonds.

Whenever moneys are to be applied pursuant to the provisions of this Section, such moneys shall be applied at such times and from time to time as the Trustee shall determine, having due regard to the amount of such moneys available for application and the likelihood of additional moneys becoming available for such application in the future. Whenever the Trustee shall apply such moneys, it shall fix the date (which shall be an Interest Payment Date unless it shall deem another date more suitable or as required by Section 8.03(a)) upon which such application is to be made. The Trustee shall give such notice as it may deem appropriate of the deposit with it of any such moneys and of the fixing of any such date, and shall not be required to make payment to the holder of any Bonds until such Bond is presented to the Trustee for appropriate endorsement or for cancellation if fully paid.

Whenever all principal of and premium, if any, and interest on all Bonds have been paid under the provisions of this Section and all expenses and charges of the Trustee and the Authority have been paid, and all obligations of the Company to the Bank pursuant to the Reimbursement Agreement shall have been paid in full, the balance remaining in the Bond Fund shall be paid to the Company as provided in Section 4.10.

Section 8.07.   Remedies Vested in Trustee. All rights of action (including the right to file proof of claims) under this Indenture or under any of the Bonds may be enforced by the Trustee without the possession of any of the Bonds or the production thereof in any trial or other proceeding relating thereto and any such suit or proceeding instituted by the Trustee may be brought in its name, as Trustee, without the necessity of joining as plaintiffs or defendants any holders of the Bonds, and any recovery of judgment shall be for the equal benefit of the holders of the Outstanding Bonds.

Section 8.08.   Limitations of Suits.   Except to enforce the rights given under Sections 8.02(a), 8.05 and 8.12, no holder of any Bond shall have any right to institute any suit, action or proceeding in equity or at law for the enforcement of this Indenture or for the execution of any trust thereof or any other remedy thereunder, unless (a) a default has occurred of which the Trustee has been notified as provided in Section 9.05, or of which by such Section it is deemed to have notice, (b) such default shall have become an Event of Default and the holders of at least 25% in aggregate principal amount of Bonds Outstanding shall have made written request to the Trustee and shall have offered it reasonable opportunity either to proceed to exercise the powers hereinbefore granted or to institute such action, suit or proceeding in its own name, (c) such holders have offered to the Trustee indemnity as provided in Section 9.01(d), (d) the Trustee for sixty (60) days after such notice shall fail or refuse to exercise the powers hereinbefore granted, or to institute such action, suit or proceeding in its own name or in the name of such holders, (e) no direction inconsistent with such request has been given to the Trustee during such 60 day period by the holders of a majority in aggregate principal amount of Bonds Outstanding, and (f) notice of such action, suit or proceeding is given to the Trustee; it being understood and intended that no one or more holders of the Bonds shall have any right in any manner whatsoever to affect, disturb or prejudice this Indenture by its, his or their action or to enforce any right hereunder except in the manner herein provided, and that all proceedings at law or in equity shall be instituted and maintained in the manner herein provided and for the equal benefit of the holders of all Bonds Outstanding.

The notification, request and offer of indemnity set forth in the preceding paragraph, at the option of the Trustee, shall be conditions precedent to the execution of the powers and trusts in this Indenture and to any action or cause of action for the enforcement of this Indenture or for any other remedy hereunder.

Section 8.09. <u>Termination of Proceedings</u>. In case the Trustee shall have proceeded to enforce any right under this Indenture by the appointment of a receiver, by entry or otherwise, and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely, then and in every such case the Authority, the Company, the Bondholders, the Bank and the Trustee shall be restored to their former positions and rights hereunder, and all rights, remedies and powers of the Trustee shall continue as if no such proceedings had been taken.

Section 8.10. <u>Waivers of Events of Default</u>. The Trustee, with the written consent of the Bank (if there is an applicable Letter of Credit in effect), may waive any Event of Default hereunder and its consequences and rescind any declaration of maturity of principal of and premium, if any, and interest on the related series of Bonds, and shall do so, with the written consent of the Bank (if there is an applicable Letter of Credit in effect), upon the written request of the holders of (a) a majority in aggregate principal amount of the related series of Bonds Outstanding in respect of which default in the payment of principal, premium, if any, or interest exists, or (b) a majority in aggregate principal amount of the related series of Bonds Outstanding in the case of any other default; provided, however, that:

(i) there shall not be waived without the consent of the holders of all Bonds then Outstanding: (A) any default in the payment of the principal of or premium, if any, on any Outstanding Bonds when due (whether at maturity or by mandatory or optional redemption); or (B) any default in the payment when due of the interest on any such Bonds unless, in either case, prior to such waiver or rescission (1) there shall have been paid or provided for all arrears of interest at the rate borne by the Bonds on overdue installments of principal, all arrears of payments of principal and premium, if any, when due and all expenses of the Trustee in connection with such default, and (2) in case of any such waiver or rescission, or in the case of the discontinuance, abandonment or adverse determination of any proceeding taken by the Trustee on account of any such default, the Trustee and the Bondholders shall be restored to their respective former positions and rights hereunder;

(ii) no declaration of maturity under Section 8.02 made at the request of the holders of not less than 25% in aggregate principal amount of Bonds Outstanding shall be rescinded unless requested by the holders of a majority in aggregate principal amount of Bonds Outstanding; and

(iii) unless the Trustee has been notified by the Bank in writing that the applicable Letter of Credit is reinstated in full as to principal, interest and premium, if any (if the applicable Letter of Credit covers payment of premium) and that the Bank has rescinded or withdrawn the written notice referred to in Section 8.01(d), there shall be no waiver or rescission so long as the applicable Letter of Credit is in effect.

No such waiver or rescission shall extend to any subsequent or other default or impair any right consequent thereon.

Section 8.11.   Notice of Defaults; Opportunity of Company to Cure Defaults.

Notwithstanding anything in this Indenture to the contrary, no default specified in Section 8.01(c) on the part of the Authority shall constitute an Event of Default until (a) notice of such default shall be given (i) by the Trustee to the Authority and the Company, or (ii) by the holders of not less than 25% in aggregate principal amount of Bonds Outstanding to the Trustee, the Authority and the Company, and (b) the Authority and the Company shall have had thirty (30) days after such notice to correct such default or cause such default to be corrected, and shall not have corrected such default or caused such default to be corrected within such period; provided, however, if any default specified in Section 8.01(c) shall be such that it cannot be corrected within such period, it shall not constitute an Event of Default if corrective action is instituted by the Authority or the Company within such period and diligently pursued until such default is corrected; provided, however, that the period for corrective action shall not in any event extend more than 180 days after such notice to correct such default.

With regard to any alleged default concerning which notice is given to the Company or the Bank, the Company or the Bank may, but is under no obligation to, perform any covenant, condition or agreement the nonperformance of which is alleged in such notice to constitute a default, in the name and stead of the Authority with full power to do any and all things and acts to the same extent that the Authority could do and perform any such things and acts with power of substitution.

Section 8.12.   Unconditional Right to Receive Principal, Premium and Interest. Nothing in this Indenture shall affect or impair the right of any Bondholder to enforce, by action at law, payment of the principal and premium, if any, and interest on any Bond at and after the maturity thereof, or on the date fixed for redemption or purchase or (subject to the provisions of Section 8.02) on the same being declared due prior to maturity as herein provided, or the obligation of the Authority to pay the principal and premium, if any, and interest on each of the Bonds issued hereunder to the respective holders thereof at the time, place, from the source and in the manner herein and in the Bonds expressed.

Section 8.13.   Bonds Outstanding. Notwithstanding anything else in this Article to the contrary, but subject to Section 8.14, Company Bonds shall not be deemed to be Outstanding for purposes of this Article and the Company as holder thereof shall not be entitled to any rights or payments therefor pursuant to sections 8.05, 8.06, 8.08 and 8.10.

Section 8.14.   Letter of Credit Bank Deemed Owner. For all purposes of this Article VIII (other than receipt of payments), the Bank shall, so long as the applicable Letter of Credit shall be in effect and the Bank shall not have dishonored any draw under such Letter of Credit strictly complying with the terms thereof (other than for a reason permitted by such Letter of Credit or pursuant to any administrative or judicial order, ruling, finding or decision), be deemed the holder and registered owner of all Bonds of the related series. As such, the Bank may take all actions permitted by this Article VIII to be taken by the holders or registered owners of such Bonds, to the exclusion of the actual holders and registered owners of such Bonds; the purpose of this Section 8.14 being to permit the Bank to direct the taking of actions and enforcement of remedies permitted by this Article VIII so long as the applicable Letter of Credit shall be in effect and the Bank shall not have dishonored any draw under such Letter of Credit strictly complying with the terms thereof (other than for a reason permitted by such Letter of Credit or pursuant to an administrative or judicial order, ruling, rule, finding or decision). In addition, for all purposes of Article VI of the Lease Agreement and Article VI of the Loan Agreement, the Bank shall, so long as the applicable Letter of Credit shall be in effect and the Bank shall not have dishonored any draw under such Letter of Credit strictly complying with the terms thereof (other than for a reason permitted by such Letter of Credit or pursuant to any administrative or judicial order, ruling, finding or decision), have the exclusive right to direct the taking of actions and enforcement of remedies permitted under such Articles.

Section 8.15.   Subrogation Rights of the Bank.

(a)   Notwithstanding anything else contained herein, whenever the Trustee shall make any payment to any Bondholders with funds drawn under an applicable Letter of Credit pursuant hereto, the Trustee shall make such payments as agent for the Bank and not as agent for the Authority, and the Bank and its assigns shall thereafter, to the extent of the amount so paid, be subrogated to the rights thereof of the Bondholders to whom such payment was made, and the Trustee shall keep a written record of such payments. When a Bondholder has been paid the entire principal of and interest on his Bond with funds drawn under the applicable Letter of Credit, such Bond shall be surrendered to the Trustee as agent for the Bank, in lieu of cancellation thereof, and such Bond shall be transferred and delivered to the Bank or as the Bank shall direct.

(b)   In the event the Bank makes any payment with respect to the payment of the principal or interest on any Bond to this Trustee under the applicable Letter of Credit, the Bank shall be subrogated to the rights possessed under the Indenture and in and to the Trust Estate by the Trustee, the Authority and the owners of such Bonds so paid, and the Bank shall be subrogated to the rights of the Authority and the Trustee under any other document, instrument or agreement securing repayment of the principal and interest on such Bonds. For purposes of the Bank's subrogation rights hereunder, (i) any reference in the Indenture to the Bondholders shall include the Bank, which shall be entitled to be treated as if the Bank were a registered owner of such Bonds in the principal amount of any principal payment made by the Bank under the applicable Letter of Credit, (ii) any portion of any Bond as to which the principal is paid with money collected pursuant to the applicable Letter of Credit, shall be deemed to be outstanding under this Indenture and the principal amount of such Bond, together with interest due and unpaid thereof, which shall have been paid by the Bank pursuant to the applicable Letter of Credit shall be deemed to be held by and owing to the Bank, and (iii) the Bank may exercise any and all rights and benefits it would have under this Indenture as a Holder of Bonds to the extent of the principal amount of Bonds owned or deemed to be owned by the Bank and any and all interest so due and unpaid thereon; provided that such Bank Bonds (A) shall not be taken into account in determining any deficiency for which a claim or draw is to be made under the applicable Letter of Credit, and (B) shall be subordinated in right of payment as of any Interest Payment Date or upon the redemption or acceleration of the Bonds. Subrogation rights granted to the Bank hereunder are not intended to be exclusive of any other rights or remedies available to the Bank, and such subrogation rights shall be cumulative and shall be in addition to every right or remedy given hereunder or under any other instrument or agreement with respect to reimbursement of money paid by the Bank pursuant to the applicable Letter of Credit, and every other right or remedy now or hereafter existing at law or in equity or by statute.

[End of Article VIII]

ARTICLE IX

TRUSTEE, FISCAL AGENT AND INDEXING AGENT

Section 9.01.   Duties of Trustee.

(a)   If an Event of Default has occurred and is continuing, the Trustee shall exercise its rights and powers and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b)   Except during the continuance of an Event of Default:

(i)   the Trustee need perform only those duties that are specifically set forth in this Indenture an no others and no implied covenants or obligations shall be read into this Indenture against the Trustee, and

(ii)   in the absence of bad faith, gross negligence or willful misconduct on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether they conform to the requirements of this Indenture.

(c)   The Trustee shall not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(i)   this subsection does not limit the effect of (b) above;

(ii)   the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proven that the Trustee or Responsible Officer was grossly negligent in ascertaining the pertinent facts; and

(iii)   the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 8.05.

(d)   The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity reasonably satisfactory to it against any loss, liability or expense, but (i) the Trustee may not require indemnity as a condition to declaring the principal of and premium, if any, and interest on the Bonds to be due immediately under Section 8.02 and (ii) the Trustee may not require indemnity as a condition to drawing on the Letter of Credit or to taking any action under the Letter of Credit. The Trustee shall not be required to give any bond or surety in respect of the execution of the trust created hereby or the powers granted hereunder. The permissive right of the Trustee to do things enumerated under this Indenture shall not be construed as a duty of the Trustee.

(e)   The Trustee shall not be liable for interest on any cash held by it except as the Trustee may agree with the Company or with the Authority with the consent of the Company.

(f)   The Trustee may conclusively rely on a Company Representative's certificate as to whether a Bankruptcy Filing has occurred.

(g)   The Trustee shall comply with the terms of the Letter of Credit.

(h)   The Trustee shall maintain adequate records pertaining to the funds held by the Trustee, the investment thereof and the disbursement therefrom; notwithstanding anything to the contrary in this Indenture, the Loan Agreement or the Lease Agreement, the Trustee shall not be required to advance its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder.

(i)   Every provision of this Indenture that in any way relates to the Trustee is subject to all the foregoing paragraphs of this Section.

(j) The Trustee shall not in any event be responsible for ensuring that the rate of interest due and payable on the Bonds under this Indenture does not exceed the highest legal rate of interest permissible under federal or state law applicable hereto.

Section 9.02.   Rights of Trustee.

(a)   Subject to the foregoing Section, including, but not limited to, Sections 9.01(b)(ii), and 9.01(c), the Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document. Any action taken by the Trustee pursuant to this Indenture upon the request or authority or consent of any person, who at the time of making such request or authority or consent is the owner of any Bond, shall be conclusive and binding upon all future owners of any Bond issued in replacement thereof

(b)   Before the Trustee acts or refrains from acting, it may require, with respect to a particular covenant or condition, a certificate of an appropriate officer or officers of the Authority or the Company or an Opinion of Counsel stating that (i) the person making such certificate or opinion has read such covenant or condition, (ii) the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with. The Trustee shall not be liable for any loss or damage or action it takes or omits to take in good faith in reliance on the certificate or Opinion of Counsel.

(c)   The Trustee may execute any of the trusts or powers hereunder and perform any of its duties through agents, attorneys or co-trustees and shall not be responsible for the misconduct or negligence of any agent, attorney or co-trustee appointed with due care.

Section 9.03.   Individual Rights of Trustee, Etc.. The Trustee in its individual or any other capacity may become the owner, custodian or pledgee of Bonds and may otherwise deal with the

Authority, the Bank or with the Company or its affiliates with the same right it would have if it were not Trustee. The Fiscal Agent may do the same with like rights.

Section 9.04.   Trustee's Disclaimer. Subject to Section 9.01(b) and 9.01(c):

(a)   the Trustee (i) makes no representation as to the validity or adequacy of this Indenture or the Bonds, and (ii) shall not be responsible for any statement in the Bonds or for the perfection of any lien created by this Indenture or otherwise as security for the Bonds;

(b)   the Trustee may construe any of the provisions of this Indenture insofar as the same may appear to be ambiguous or inconsistent with any other provision hereof, and any construction of any such provisions hereof by the Trustee in good faith shall be binding upon the Bondholders, the Authority and the Company;

(c)   the Trustee shall not be responsible for the application of any of the proceeds of the Bonds or any other moneys deposited with it and paid out, withdrawn or transferred hereunder if such application, payment, withdrawal or transfer shall be made in accordance with the provisions of this Indenture;

(d)   the Trustee shall not be under any obligation to see to the recording or filing of this Indenture, the Lease Agreement, the Loan Agreement any financing statements or any other instrument or otherwise to the giving to any person of notice of the provisions hereof or thereof;

(e)   the Trustee shall not be under any obligation to effect or maintain insurance or to renew any policies of insurance or to inquire as to the sufficiency of any policies of insurance carried by the Company, or to report, or make or file claims or proof of loss for, any loss or damage insured against or which may occur, or to keep itself informed or advised as to the payment of any taxes or assessments, or to require any such payment to be made; and

(f)   the Trustee shall not be personally liable for any claims by or on behalf of any person, firm, corporation or other legal entity arising from the conduct or management of, or from any work or thing done on, the Project, the Project Facilities or the Project Site and shall have no affirmative duty with respect to compliance of the Project, the Project Facilities or the Project Site under state or federal laws pertaining to the transport, storage, treatment or disposal of pollutants, contaminants, waste or hazardous materials, or regulations, permits or licenses issued under such laws.

Section 9.05.   Notice of Defaults. The Trustee shall not have notice, or be deemed to have notice, of any default or Event of Default, and if the Event of Default is continuing and if the Trustee has notice thereof as herein provided, the Trustee shall mail to each Bondholder and the Bank notice of the Event of Default upon its having notice of such occurrence. Except in the case of a default in payment or purchase of any Bonds, the Trustee may withhold the notice if and so long as it determines that withholding the notice is in the interests of Bondholders; provided, that in any event such notice shall not be withheld from the Bank.

Section 9.06.   <u>Compensation and Indemnification of Trustee</u>. For acting as trustee under this Indenture, the Trustee shall be entitled to compensation by the Company (which shall not be limited by any statute regulating the compensation of a trustee of an express trust) of reasonable fees for the Trustee's services and reimbursement of advances, counsel fees and other expenses reasonably and necessarily made or incurred by the Trustee in connection with its services under this Indenture.

The Trustee shall be indemnified by the Company for, and shall be held harmless against, any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the Trustee's part, arising directly or indirectly out of or in connection with the acceptance or administration of the trust created by this Indenture, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

To secure the payment or reimbursement to the Trustee provided for in this Section, the Trustee shall have a senior claim, to which the Bonds are made subordinate, on all money or property held or collected by the Trustee, except moneys held under Article VII or otherwise held in trust to pay the principal of and premium, if any, and interest on the Bonds, and except amounts drawn under the Letter of Credit, and Available Moneys on deposit in the Bond Fund.

Section 9.07.   <u>Eligibility of Trustee</u>. This Indenture shall always have a Trustee that meets the qualifications set forth in this Section 9.07. Each Trustee shall: (i) be a corporation or national banking association duly organized under the laws of the United States of America or any state or territory thereof, doing business and having an office in such location as shall be approved by the _____, (ii) have together with its affiliates (herein defined) a combined capital and surplus of at least $100,000,000 as set forth in its most recent published annual report or condition, (iii) either have senior long-term debt securities or outstanding bank deposit obligations, as appropriate, rated "Baa3/P-3" or better by Moody's Investors Service, Inc. or "BBB-/A3" by Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Inc. or "BBB-/F3" or better by Fitch IBCA, Inc. or be a direct or indirect subsidiary of a bank or holding company which has senior long-term debt securities or outstanding bank deposit obligations, as appropriate, rated "Baa3/P-3" or better by Moody's Investors Service, Inc. or "BBB-/A3" by Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Inc. or "BBB-/F3" or better by Fitch IBCA, Inc. or otherwise be acceptable to any Rating Agency then rating the Bonds, and (iv) be authorized by law to perform all the duties imposed upon it by this Indenture. For purposes of this Section, the term "affiliate" of the Trustee shall mean any corporation or other person which, directly or indirectly, controls or is controlled by or is under common control with the Trustee.

Section 9.08.   <u>Replacement of Trustee</u>. The Trustee may resign and be discharged of the trust created by this Indenture by notifying the Authority, the Bank, the Fiscal Agent and the Company; provided, however, that no such resignation shall become effective until the appointment of a successor Trustee, as hereinafter provided. Except during an Event of Default, the holders of not less than a majority in principal amount of the Bonds Outstanding may remove the Trustee by notifying the removed Trustee and may appoint a successor Trustee with the Authority's, the Bank's and the Company's prior written consent; provided, however, that no such removal shall become effective until the appointment of a successor Trustee, as hereinafter provided. The Authority shall remove the Trustee at the request of the Bank or if the Trustee is prohibited from acting by law or by regulation, rule or order of any court or administrative body having jurisdiction over the Trustee; provided, however, that no such removal shall become effective until the appointment of a successor Trustee, as hereinafter provided. The Authority may remove the Trustee at its discretion with the prior written consent of the Company and the Bank; provided, however, that no such removal shall become effective until the appointment of a successor Trustee, as hereinafter provided. Upon the removal or replacement of the Trustee for any reason, the Authority and the Company shall give written notice thereof to the Fiscal Agent and the Bank by first-class mail, postage prepaid.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Authority, with the prior written consent of the Bank and, so long as no Event of Default shall have occurred and be continuing, the Company, shall promptly appoint a successor Trustee. Notice of such appointment shall be given by the Authority to the Fiscal Agent in writing by first-class mail.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Authority, the Bank, the Company and the Fiscal Agent. Immediately thereafter, the retiring Trustee shall transfer all property held by it as Trustee hereunder to the successor Trustee, the resignation or removal of the retiring Trustee shall then (but only then) become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall notify the holders of the Bonds of its acceptance of the trusts hereunder by first-class mail promptly following such acceptance.

If a successor Trustee does not take office within sixty (60) days after the retiring Trustee resigns or is removed, the retiring Trustee, the Authority, the Bank, the Company or the holders of a majority in principal amount of the Bonds Outstanding may petition a court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 9.07, any Bondholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Section 9.09. <u>Fiscal Agent</u>. The Authority shall, with the prior approval of the Company and the Bank, appoint the Fiscal Agent for the Bonds subject to the conditions set forth in Section 9.10. U.S. Bank National Association shall be the initial Fiscal Agent. The Fiscal Agent shall signify its acceptance of the duties and obligations imposed upon it hereunder by a written instrument of acceptance delivered to the Authority, the Bank and the Trustee under which such Fiscal Agent will agree, particularly:

(a)   to carry out all of its duties set forth herein;

(b)   to hold all sums held by it pursuant to the Indenture in a segregated account for the payment of the principal of and premium, if any, or interest on Bonds in trust for the benefit of the Bondholders until such sums shall be paid to such Bondholders or otherwise disposed of as herein provided;

(c)   to hold all Bonds delivered to it pursuant to this Indenture, as agent and bailee of, and in escrow for the benefit of, the respective holders which shall have been so delivered; and

(d)   to keep such books and records as shall be consistent with prudent industry practice, and to make such books and records available for inspection by the Authority, the Trustee, the Bank and the Company at all reasonable times.

The Authority shall cooperate with the Trustee and the Company to cause the necessary arrangements to be made and to be thereafter continued whereby funds derived from the sources specified in Section 4.01 and 5.02 will be made available for the payment when due of the Bonds as presented to the Fiscal Agent.

Section 9.10.   Qualifications of Fiscal Agent; Resignation; Removal. The Fiscal Agent shall meet the qualifications of the Trustee set forth in Section 9.07. For acting under this Indenture, the Fiscal Agent shall be entitled to compensation by the Company of reasonable fees for the Fiscal Agent's services and reimbursement of advances, counsel fees and other expenses reasonably and necessarily made or incurred by the Fiscal Agent in connection with its services under this Indenture.

The Fiscal Agent shall be indemnified by the Company for, and shall be held harmless against, any loss, liability or expense directly or indirectly incurred without gross negligence, willful misconduct or bad faith on the Fiscal Agent's part, arising directly or indirectly out of or in connection with its duties under this Indenture, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.

The Fiscal Agent may at any time resign and be discharged of the duties and obligations created by this Indenture by giving at least sixty (60) days' prior written notice to the Authority, the Bank, the Company, and the Trustee. The Fiscal Agent may be removed by the Authority at the written direction of the Bank, and, so long as no Event of Default has occurred and continuing, the Company, by an instrument, signed by the Authority, filed with the Fiscal Agent, the Bank, the Company and the Trustee. If an Event of Default has occurred and is continuing, the Bank may direct the Authority to remove the Fiscal Agent without the concurrence of the Company. Except as provided below, no resignation or removal will be effective until the successor has delivered an acceptance of its appointment to the Trustee.

In the event of the resignation or removal of the Fiscal Agent, the Fiscal Agent shall pay over, assign and deliver any property held by it in such capacity hereunder to its successor or, if there be no successor, to the Trustee.

In the event that the Authority shall fail to appoint a Fiscal Agent hereunder, or in the event that the Fiscal Agent shall resign or be removed, or be dissolved, or if the property or affairs of the Fiscal Agent shall be taken under the control of any state or federal court or administrative body because of bankruptcy or insolvency, or for any other reason, and the Authority shall not have appointed its successor as Fiscal Agent, the Trustee shall ipso facto be deemed to be the Fiscal Agent for all purposes of this Indenture until the appointment by the Authority of a successor Fiscal Agent.

Section 9.11.   Successor Trustee or Agent by Merger. If the Trustee, the Fiscal Agent or the Indexing Agent consolidates with, merges or converts into, or transfers all or substantially all its assets (or, in the case of a bank or trust company, its corporate trust assets) to, another corporation or national banking association, the resulting, surviving or transferee corporation or national banking association without any further act shall be the successor Trustee or the Fiscal Agent, provided that such corporation or national banking association shall otherwise be eligible to serve in such capacity under this Indenture.

Section 9.12.   Appointment of Co-Trustee. It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction (including particularly the law of the State) denying or restricting the right of banking corporations or associations to transact business as trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, the Lease Agreement or the Loan Agreement, and in particular in case of the enforcement thereof upon a default or an Event of Default, or in case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted, or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an additional individual or institution as a separate or co-trustee. The following provisions of this Section are adapted to these ends.

In the event that the Trustee appoints an additional individual or institution as a separate or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest, and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co-trustee but only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights and remedies, and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them; provided, however, that no co-trustee shall be liable by reason of any act or omission of any other such co-trustee.

Should any instrument in writing from the Authority be required by the separate or co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to him or it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Authority. In case any separate or co-trustee or a successor to either shall die, become incapable of acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new co-trustee or successor to such separate or co-trustee.

Section 9.13.   Several Capacities. Anything in this Indenture to the contrary notwithstanding, the same entity may serve hereunder and the Trustee, the Bank, and the Fiscal Agent, and in any other combination of such capacities, to the extent permitted by law.

[End of Article IX]

ARTICLE X

AMENDMENTS OF AND SUPPLEMENTS TO INDENTURE

Section 10.01. Without Consent of Bondholders. The Authority and the Trustee may amend or supplement this Indenture or the Bonds without prior notice to or consent of any Bondholder:

(a) to cure any ambiguity, inconsistency or formal defect or omission;

(b) to grant to the Trustee for the benefit of the Bondholders additional rights, remedies, powers or authority;

(c) to subject to this Indenture additional collateral or to add other agreements of the Authority;

(d) to modify this Indenture or the Bonds to permit qualification under the Trust Indenture Act of 1939, as amended, or any similar federal statute at the time in effect; to permit the qualification of the Bonds for sale under the securities laws of the any state of the United States; or to prevent the application of the Investment Company Act of 1940, as amended, to any of the transactions contemplated by, or any of the parties of this Indenture, the Lease Agreement, the Loan Agreement or the Bonds;

(e) to provide for uncertificated Bonds or to make any change necessary to give effect to a custody agreement pursuant to Section 2.05(d);

(f) to evidence the succession of a new Trustee or the appointment by the Trustee of a co-trustee;

(g) to make any change not materially adversely affecting an Bondholder's rights requested by the Rating Agency in order (i) to obtain a rating from the Rating Agency after the initial issuance of the Bonds if the Bonds are initially issued without a rating equivalent to the rating assigned to other securities supported by an applicable Letter of Credit of the Bank, or (ii) to maintain any rating on the Bonds;

(h) to make any change not materially adversely affecting any Bondholder's rights to provide for or to implement the provisions of an applicable Letter of Credit;

(i) to make any change that does not materially adversely affect the rights of any Bondholder; or

(j) to add to this Indenture the obligation of the Trustee, the Authority or the Company to disclose such information regarding the Bonds, the Project, the Authority, the Trustee, the Company or the Bank as shall be required or recommended to be disclosed in accordance with applicable regulations or guidelines established by, among others, the American Bankers Association Corporate Trust Committee or the Securities and Exchange Commission.

Section 10.02. <u>With Consent of Bondholders</u>.   If an amendment of or supplement to this Indenture or the Bonds without any consent of Bondholders is not permitted by the preceding Section, the Authority and the Trustee may enter into such amendment or supplement without prior notice to any Bondholders but with the consent of the holders of at least a majority in principal amount of the Bonds Outstanding. However, without the consent of all Bondholders affected, no amendment or supplement may (a) extend the maturity of the principal or, or interest on, any Bond, (b) reduce the principal amount of , or rate of interest on, any Bond or change the terms of any redemption (except as otherwise provided in Section 3.01), (c) affect a privilege or priority of any Bond or Bonds over any other Bond or Bonds (except as provided herein), (d) reduce the percentage of the principal amount of the Bonds required for consent to such amendment or supplement, (e) unless otherwise permitted herein, create a lien ranking prior to or on a parity with the lien of this Indenture on the property described in the Granting Clause of this Indenture, (f) deprive any Bondholder of the lien created by this Indenture on such property. In addition, if moneys or U.S. Government Obligations have been deposited or set aside with the Trustee for the payment of Bonds pursuant to Article VII and those Bonds shall not have in fact been actually paid in full, no amendment to the provisions of that Article shall be made without the consent of the holder of each of those Bonds affected.

Section 10.03. <u>Effect of Consents</u>. After an amendment or supplement becomes effective, it shall bind every Bondholder unless it makes a change described in any of the lettered clauses of the preceding Section. In such case, the amendment or supplement shall bind each Bondholder who consented to it and each subsequent holder of a Bond or portion of a Bond evidencing the same debt as the consenting holder's Bond.

Section 10.04. <u>Notation on or Exchange of Bonds</u>. If an amendment or supplement changes the terms of a Bond, the Trustee may require the holder to deliver it to the Fiscal Agent. The Fiscal Agent may place an appropriate notation on the Bond regarding the changed terms and return it to the holder. Alternatively, if the Trustee, the Authority and the Company determine, the Authority in exchange for the Bond shall issue and the Fiscal Agent or the Trustee shall authenticate a new Bond that reflects the changed terms. In either event, the cost of placing such notation on the Bonds(s) shall be borne by the Company.

Section 10.05. <u>Signing by Trustee of Amendments and Supplements</u>. The Trustee shall sign any amendment or supplement to this Indenture or the Bonds authorized by this Article if the amendment or supplement, in the judgment of the Trustee, does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign it. In signing an amendment or supplement, the Trustee shall be entitled to receive and (subject to Section 9.01) shall be fully protected in relying on an Opinion of Counsel stating that such amendment or supplement is authorized by this Indenture and is duly authorized, executed and delivered and enforceable in accordance with its terms.

Section 10.06. <u>Company, Bank and Fiscal Agent Consents Required</u>.   An amendment or supplement to this Indenture or the Bonds shall not become effective unless the Company, the Fiscal Agent (but only to the extent that such amendment or supplement affects the rights, duties or obligations of the Fiscal Agent hereunder) and the Bank deliver to the Trustee their written consents to the amendment or supplement. In any event, no amendment or supplement hereto shall become effective until the Fiscal Agent acknowledges receipt of a copy of such amendment or supplement.

Section 10.07. <u>Notice to Bondholders</u>. The Trustee shall cause notice of the execution of a supplemental indenture to be mailed promptly by first-class mail to each Bondholder at the holder's registered address. The notice shall state briefly the nature of the supplemental indenture and that copies thereof are on file with the Trustee for inspection by all Bondholders.

Section 10.08. <u>Opinion of Bond Counsel Required</u>. An amendment or supplement to this Indenture shall not become effective unless the Trustee has received an Opinion of Counsel addressed to the Trustee, the Fiscal Agent, the Bank and the Company to the effect that such amendment or supplement is authorized by this Indenture and the Act.

[End of Article X]

ARTICLE XI

AMENDMENTS OF AND SUPPLEMENTS TO OTHER DOCUMENTS

Section 11.01. <u>Without Consent of Bondholders</u>. The Authority, with the consent of the Company, may enter into, and the Trustee may consent to, any amendment of or supplement to the Lease Agreement, the Loan Agreement or the Note without prior notice to or consent of any Bondholder, if the amendment or supplement is required (a) by the provisions of the Lease Agreement, the Loan Agreement or this Indenture, (b) to cure any ambiguity, inconsistency or formal defect or omission, (c) to identify more precisely the Project, the Project Facilities or the Project Site, (d) in connection with any authorized amendment of or supplement to this Indenture, or (e) to make any change comparable to those described in Section 10.01.

Section 11.02. <u>With Consent of Bondholders</u>. If an amendment of or supplement to the Lease Agreement, the Loan Agreement or the Note without any consent of Bondholders is not permitted by Section 11.01, the Authority may enter into, and the Trustee may consent to, such amendment or supplement without prior notice to any Bondholder but with the consent of the holders of at least a majority in principal amount of the Bonds Outstanding. However, without the consent of each Bondholder affected, no amendment or supplement may result in a change comparable to those described in the lettered clauses of Section 10.02.

Section 11.03. <u>Consents by Trustee and the Fiscal Agent to Amendments or Supplements</u>. The Trustee shall consent to any amendment or supplement to the Lease Agreement, the Loan Agreement or the Note authorized by this Article if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, consent to such an amendment or supplement. An amendment or supplement to the Lease Agreement, the Loan Agreement or the Note shall not become effective unless the Fiscal Agent (but only to the extent that such amendment or supplement affects the rights, duties or obligations of the Fiscal Agent hereunder) delivers to the Trustee its written consent to the amendment or supplement. In any event, no amendment or supplement hereto shall become effective until the Fiscal Agent acknowledges receipt of a copy of such amendment or supplement. In consenting to an amendment or supplement, the Trustee shall be entitled to receive and [subject to Section 9.01(a)] shall be fully protected in relying on an Opinion of Counsel stating that such amendment or supplement is authorized by this Indenture and has been duly authorized, executed and delivered and is enforceable in accordance with its terms.

Section 11.04. <u>Notice to Bondholders</u>. The Trustee shall cause notice of the execution of an amendment or supplement to the Lease Agreement, the Loan Agreement or the Note to be mailed promptly by first-class mail to each Bondholder at the holder's registered address. The notice shall state briefly the nature of the amendment or supplement and that copies thereof are on file with the Trustee for inspection by all Bondholders.

Section 11.05. <u>Bank Consent Required</u>. An amendment or supplement to the Lease Agreement, the Loan Agreement or the Note shall not become effective unless the Company and the Bank, deliver to the Trustee their written consents to the amendment or supplement.

[End of Article XI]

ARTICLE XII

MISCELLANEOUS

Section 12.01. Notices.

(a)   Any notice, request, direction, resignation, consent, acknowledgment, certification, appointment, waiver or other communication required or permitted by this Indenture or the Bonds must be in writing except as expressly provided otherwise in this Indenture or the Bonds.

(b)   Except as otherwise provided herein, any notice or other communication shall be sufficiently given and deemed given when (i) delivered by hand, (ii) sent by a nationally recognized overnight courier, (iii) mailed by first-class mail, postage prepaid, or (iv) unless specifically prohibited under the terms of the Indenture, by telecopy under the provisions of this Indenture, addressed as follows:

(1)   If to the Authority:
Owensboro-Daviess County Industrial Development Authority
335 Frederica Street
P.O. Box 825
Owensboro, Kentucky 42302-0825
270.926.7888
270.926.3364 - fax

(2)   If to the Company:

Southern Star Central Gas Pipeline, Inc.
3800 Frederica Street
Owensboro, Kentucky 42301
270.852.5000
270.683.5373 – fax

with a copy to:

Southern Star Central Corp.
c/o AIG Highstar Capital, L.P.
599 Lexington Avenue, 25th Floor
New York, New York 10022
Attn: Michael Walsh
646.735.0558
646.735.0795 - fax

(3)   If to the Trustee:

U.S. Bank National Association
425 Walnut Street
Cincinnati, Ohio 45201
513.632.4427
513.632.5511 - fax

(4)   If to the Bank:

U.S. Bank National Association
700 Frederica Street
Owensboro, Kentucky 42301
270.926.5353
270.926.5303 - fax

Notice to the Trustee and other information necessary to draw on the Letter of Credit shall be sent by telephone (promptly confirmed by telecopy), telecopy or as may be otherwise designated in writing by the Trustee. An addressee may designate additional or different addresses or telecopy numbers for purposes of this Section.

A copy of any notice to any party given hereunder (with the exception of notices required for drawings under the Letter of Credit) shall be provided to the the Trustee in the manner such notice is otherwise given.

The beneficial owner of $1,000,000 or more of the Bonds may, by written notice to the Trustee and the Fiscal Agent, request that all notices given with respect to such Bonds be given to the registered owner thereof and to a second address provided in such written notice to the Trustee and the Fiscal Agent. Upon receipt of such notice described in the preceding sentence, the Trustee and the Fiscal Agent, as applicable, shall send all notices relating to the relevant Bonds to the registered owner and the second address so designated.

Section 12.02. Bondholder's Consents. Any consent or other instrument required by this Indenture to be signed by Bondholders may be in any number of concurrent documents and may be signed by a Bondholder or by the holder's agent appointed in writing. Proof of the execution of such instrument or of the instrument appointing an agent and of the ownership of Bonds, if made in the following manner, shall be conclusive for any purposes of this Indenture with regard to any action taken by the Trustee under the instrument:

(a)   The fact and date of a person's signing an instrument may be proved by the certificate of any officer in any jurisdiction who by law has power to take acknowledgments within that jurisdiction that the person signing the writing acknowledged before the officer the execution of the writing, or by an affidavit of any witness to the signing.

(b)   The fact of ownership of Bonds, the amount or amounts, numbers and other identification of such Bonds and the date of holding shall be proved by the registration books kept pursuant to this Indenture.

In determining whether the holders of the required principal amount of Bonds Outstanding have taken any action under this Indenture, Bonds owned by the Authority, the Company or any subsidiary or affiliate of either thereof shall be disregarded and deemed not to be Outstanding; provided, however, that Bank Bonds will not be disregarded and shall be deemed to be Outstanding for such purpose. In determining whether the Trustee shall be protected in relying on any such action, only Bonds which the Trustee knows to be so owned shall be disregarded.

Section 12.03. <u>Notices to Rating Agency</u>. The Trustee shall notify each Rating Agency then rating the Bonds in writing of the occurrence of any of the following events prior to the occurrence thereof: (a) any change in the identity of the Trustee or the Fiscal Agent; (b) any amendment or modification of or change to this Indenture, the Lease Agreement, the Loan Agreement, the Reimbursement Agreement (to the extent the Trustee has notice thereof) or the Letter of Credit; (c) the expiration, substitution or termination of the Letter of Credit or any extension thereof; (e) the payment in full of the principal of and interest on the Bonds; and (f) the delivery of an written opinion of Bankruptcy Counsel required to be delivered under the terms of this Indenture.

Section 12.04. <u>Limitation of Rights</u>. Nothing expressed or implied in this Indenture or the Bonds shall give any person other than the Trustee, the Authority, the Bank, the Fiscal Agent, the Company and the Bondholders any right, remedy or claim under or with respect to this Indenture.

Section 12.05. <u>Severability</u>. If any provision of this Indenture shall be determined to be unenforceable by a court of law, such holding shall not affect any other provision of this Indenture; provided, no holding or invalidity shall require the Trustee to make any payment from any source except those pledged hereunder.

Section 12.06. <u>Payments Due on Non-Business Days</u>. If a payment date is not a Business Day at the place of payment, then payment shall be made at that place on the next succeeding Business Day, with the same force and effect as if made on the payment date, and, in the case of any such payment, no interest shall accrue for the intervening period.

Section 12.07. <u>Governing Law</u>. This Indenture and the authority of the Authority to issue the Bonds shall be governed by and construed in accordance with the laws of the State.

Section 12.08. <u>No Personal Liability of Authority Officials</u>. No provision, covenant or agreement contained in this Indenture or the Bonds shall be deemed to be the covenant or agreement of any member, and no breach thereof shall constitute or give rise to or impose upon the Authority a pecuniary liability or charge upon its general credit. No current or former official, officer, agent, employee or member of the Authority shall be personally liable on the Indenture or the Bonds, in his individual capacity, nor shall such persons executing this Indenture or the Bonds be liable personally on the Indenture or the Bonds or be subject to any personal liability or accountability by reason of the issuance of the Bonds.

Section 12.09. Counterparts. This Indenture may be signed in several counterparts, each of which shall be an original and all of which together shall constitute the same instrument.

Section 12.10. References to the Bank. The Bank shall have no rights to enforce any provision of this Indenture during any period in which it has dishonored a draw under any applicable Letter of Credit presented in strict compliance with the terms thereof.

[End of Article XII]

IN WITNESS WHEREOF, the Authority and the Trustee have caused this Indenture to be executed in their respective names and attested by their respective duly authorized officers, all as of the date first above written.

OWENSBORO-DAVIESS COUNTY
INDUSTRIAL DEVELOPMENT
AUTHORITY

ATTEST:

By: /s/ Eric J. Davis_____   By: /s/ Dean Stanley_____

Title: Secretary   Title: Chairman

U.S. BANK NATIONAL ASSOCIATION

ATTEST:

By: /s/ Jack C. Hannan_____

By: /s/ Bill Sukey_____

Title: Assistant Vice President & Trust Officer

Title: Vice President & Trust Officer

STATE OF KENTUCKY   )
) SS
COUNTY OF DAVIESS   )

   The foregoing instrument was acknowledged before me this Jan. 26, 2004, by Dean Stanley**,** as Chairman, and Eric J. Davis**,** as Secretary, of **Owensboro-Daviess County Industrial Development Authority,** on behalf of the Authority.

My commission expires: /s/ Carey S. Haynes
9/20/06   Notary Public, State at Large

STATE OF OHIO   )
) SS
COUNTY OF HAMILTON   )

       The foregoing instrument was acknowledged before me this Feb. 3, 2004, by Jack C. Hannah**,** serving as Assistant Vice President and Trust Officer, of **U.S. Bank National Association**, an Ohio banking corporation, on behalf of the Trustee.

My commission expires: /s/ Staci Carver_____
12/19/07   Notary Public, State at Large

STATE OF KENTUCKY)
)
COUNTY OF DAVIESS)

        I, <u>Mike Libs</u>   , Clerk in and for the County and State aforesaid, hereby certify that on this the <u>3rd</u> day of <u>February</u>, 2004, the foregoing Trust Indenture was filed in my office to be and has been together with the foregoing certificates attached hereto, recorded in Deed Book <u>778</u>, Page <u>760</u>.

                                            <u>/s/ Mike Libs by D. Campbell, dc</u>
                                            Clerk

This instrument was prepared by
the undersigned, Attorney at Law:

<u>/s/William L. Skees, Jr.</u>
William L. Skees, Jr.
Frost Brown Todd LLC
400 W. Market Street, 32nd Flr.
Louisville, Kentucky 40202

FORM OF SERIES 2004A BOND

THIS SERIES 2004A BOND IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED BY, U.S. BANK NATIONAL ASSOCIATION, OR ANY OF ITS AFFILIATED BANKS, IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, AND IS SUBJECT TO INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. ALTHOUGH NOT GUARANTEED BY THE BANK, PAYMENTS OF PRINCIPAL OF AND INTEREST ON THIS SERIES 2004A BOND WILL BE MADE FROM DRAWINGS UNDER THE SERIES 2004A LETTER OF CREDIT ISSUED BY THE BANK. THE FAILURE OF THE BANK TO HONOR ANY DRAWING UNDER THE SERIES 2004A LETTER OF CREDIT WILL NOT GIVE RISE TO ANY CLAIMS OTHER THAN AGAINST THE BANK.

Registered   Registered

No. R-1A

$_____

UNITED STATES OF AMERICA
COMMONWEALTH OF KENTUCKY
OWENSBORO-DAVIES COUNTY INDUSTRIAL
DEVELOPMENT AUTHORITY
TAXABLE REVENUE BONDS
(SOUTHERN STAR CENTRAL GAS PIPELINE, INC. PROJECT), SERIES 2004A

INTEREST RATE	MATURITY DATE	DATE OF ISSUANCE	CUSIP
		_____	
	_____		

REGISTERED OWNER: CEDE & CO.

PRINCIPAL AMOUNT: _____   Dollars

        ($_____)

        The Owensboro-Daviess County Industrial Development Authority (the "Authority"), a body politic and corporate of the Commonwealth of Kentucky (the "State"), for value received, hereby promises to pay, solely from the source and as hereinafter provided, to the registered owner, or registered assigns or legal representative, upon presentation and surrender hereof at the principal corporate trust office of U.S. Bank National Association, Cincinnati, Ohio, or its successor in trust (the "Trustee"), or by wire transfer, as provided in the Indenture, as hereinafter defined, the principal sum set forth above on the Maturity Date set forth above, subject to the prior mandatory or optional redemption of this Series 2004A Bond as hereinafter provided, and to pay solely from such source interest hereon at the Interest Rate set forth above payable in arrears on each July 1 and January 1, beginning July 1, 2004, until payment in full and, to the extent permitted by law, interest on overdue installments of such interest, from the Interest Payment Date next preceding the date on which this Series 2004A Bond is authenticated, unless this Series 2004A Bond is (a) authenticated before the first Interest Payment Date following the initial delivery of this Series 2004A Bond, in which case it shall bear interest from the date of such initial delivery, (b) authenticated after a Record Date and before the subsequent Interest Payment Date, in which case interest shall be computed from the subsequent Interest Payment Date, or (c) authenticated upon an Interest Payment Date, in which case it shall bear interest from such Interest Payment Date (unless interest on this Series 2004A Bond is in default at the time of authentication, in which case this Series 2004A Bond shall bear interest from the date to which interest has been paid). Except as otherwise provided in the Indenture, interest hereon shall be paid to the person in whose name this Series 2004A Bond is registered at the close of business on the Record Date by check or draft mailed to such person at his address as it appears on the register maintained by the Fiscal Agent, or by wire transfer for holders of an aggregate principal amount of at least $500,000, at the request of such holders, as provided in the Indenture. Principal of, premium, if any, and interest on this Series 2004A Bond are payable in lawful money of the United States of America, at the principal corporation trust office of the Trustee upon presentation and surrender of this Series 2004A Bond. If any payment hereon is due on a day which is not a Business Day, payment shall be made on the next succeeding Business Day with the same force and effect as if made on the day such payment was due and, in the case of such payment, no interest shall accrue for the intervening period.

Capitalized words and terms used as defined words and terms in this Series 2004A Bond and not otherwise defined herein, shall have the meanings given them in the Indenture.

THE INTEREST ON THIS SERIES 2004A BOND IS NOT EXCLUDABLE FROM GROSS INCOME FOR FEDERAL INCOME TAX PURPOSES.

This Series 2004A Bond is part of an issue of $3,465,000 in aggregate principal amount of Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004A (the "Series 2004A Bonds"), authorized and issued under the provisions of Section 154.50-301 to 154.50-346 of the Kentucky Revised Statutes, under which the Authority was created and Chapter 58 and Sections 103.200 to 103.280 of the Kentucky Revised Statutes (the "Act"), to finance the Cost of the Project. The proceeds received by the Authority from the sale of this Series 2004A Bond shall be used (together with the proceeds of the hereinafter defined Series 2004B Bonds, which the Authority will loan to Southern Star Central Gas Pipeline, Inc., a Delaware corporation (the "Company"), pursuant to a Loan Agreement, dated as of January 1, 2004 (the "Loan Agreement"), between the Authority and the Company), to acquire, construct, furnish and equip the Project Facilities and the Project Site for lease to the Company, pursuant to a Lease Agreement, dated as of January 1, 2004 (the "Lease Agreement"), between the Authority and the Company. This Series 2004A Bond, together with an issue of $5,535,000 aggregate principal amount of Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B (the "Series 2004B Bonds" and collectively with the Series 2004A Bonds, the "Bonds") are issued under and are equally and ratably secured by a Trust Indenture, dated as of January 1, 2004 (the "Indenture"), between the Authority and U.S. Bank National Association, as Trustee (the "Trustee"), which assigns to the Trustee as security for the Bonds, among other things, the Authority's rights under the Lease Agreement (except in each case for the right of the Authority to indemnification and payment of costs and expenses and notices and consents). The Company has caused U.S. Bank National Association (the "Bank") to issue its irrevocable Letter of Credit dated the date of the issuance of the Series 2004A Bonds (the "Series 2004A Letter of Credit") in favor of the Trustee, in an amount sufficient to pay the outstanding principal amount of and unpaid interest on the Series 2004A Bonds. The Series 2004A Letter of Credit is issued pursuant to a Reimbursement and Credit Agreement, dated as of January __, 2004 (the "Reimbursement Agreement"), between the Bank and the Company, which Series 2004A Letter of Credit has been issued in favor of the Trustee.

Reference is hereby made to the Indenture, the Lease Agreement, the Loan Agreement, the Series 2004A Letter of Credit and the Reimbursement Agreement, copies of which are on file with the Trustee, and to all the provisions thereof, to all of which provisions the registered owner of this Series 2004A Bond, by acceptance hereon, hereby assents and agrees, and all of which provisions are incorporated in this Series 2004A Bond as if fully rewritten herein, for definitions of terms, the descriptions of and the nature and extent of the security for the Bonds, including the Series 2004A Bonds, the Project being financed by the issuance of the Bonds, the receipts and revenues, the Mortgage and other assets or property of the Authority pledged to the payment of the principal of, premium, if any, and interest on the Bonds, the nature and extent and manner and priority of enforcement of the pledge, the conditions upon which the Indenture may be amended or supplemented with or without the consent of the registered owners of the Bonds, the rights and remedies of the registered owners of the Bonds, including limitations therein with respect hereto and thereto, the rights, duties and obligations of the Authority and the Trustee thereunder, the terms and provisions upon which the liens, pledges, charges, trusts, security interests, assignments and covenants made therein may be discharged at or prior to the maturity of the Bonds, thereafter no longer being secured by the Indenture or being deemed to be outstanding thereunder; and for the other terms and provisions thereof, including without limitation, the terms and provisions of issuing this Series 2004A Bond in a book-entry system, and the terms and provisions of mandatory and optional redemption of this Series 2004A Bonds.

This Series 2004A Bond and the interest thereon shall be payable in lawful money of the United States but only from the sources pledged under the Indenture to such purpose. This Series 2004A Bond and the interest thereon are limited obligations of the Authority payable solely from the revenues and receipts and other property and to the extent and in the manner set forth in the Indenture, including, without limitation, from payments made by the Company under the Lease Agreement or by the Bank under the Series 2004A Letter of Credit, which revenues and receipts and security have been pledged and assigned to the Trustee to secure payment of this Series 2004A Bond in the manner and to the extent provided in the Indenture. NEITHER THE STATE, THE COUNTY OF DAVIESS, KENTUCKY, CITY OF OWENSBORO, KENTUCKY, THE AUTHORITY, NOR ANY OTHER POLITICAL SUBDIVISION THEREOF SHALL BE OBLIGATED TO PAY THE PRINCIPAL OR PREMIUM, IF ANY, OR INTEREST ON THE BONDS OR OTHER COSTS INCIDENT THERETO EXCEPT FROM THE RECEIPTS AND REVENUES, MONEYS, PROPERTY AND OTHER FUNDS PLEDGED THEREFOR, AND NEITHER THE TAXING POWER NOR THE FULL FAITH AND CREDIT OF THE STATE, THE COUNTY, THE CITY OR ANY OTHER POLITICAL SUBDIVISION OR ANY AGENCY THEREOF IS PLEDGED TO THE PAYMENT OF THE PRINCIPAL OR INTEREST ON THE BONDS OR OTHER COSTS INCIDENT THERETO. THE BONDS SHALL NEVER CONSTITUTE AN INDEBTEDNESS OF THE STATE, THE COUNTY, THE CITY OR THE AUTHORITY WITHIN THE MEANING OF ANY CONSTITUTIONAL OR STATUTORY PROVISION AND SHALL NEVER CONSTITUTE OR GIVE RISE TO A PECUNIARY LIABILITY OF THE AUTHORITY. NEITHER SHALL THE BONDS NOR THE INTEREST THEREON BE A CHARGE AGAINST THE GENERAL CREDIT OF THE AUTHORITY. THE AUTHORITY HAS NO TAXING POWER. NO PRESENT OR FUTURE OFFICER, MEMBER, COMMISSIONER, EMPLOYEE OR AGENT OF THE AUTHORITY SHALL BE PERSONALLY LIABLE ON THE BONDS; AND NO COVENANT, LOAN AGREEMENT, LEASE AGREEMENT OR OBLIGATION CONTAINED HEREIN SHALL BE DEEMED TO BE A COVENANT, AGREEMENT OR OBLIGATION OF ANY PRESENT OR FUTURE OFFICER, MEMBER, COMMISSIONER, EMPLOYEE OR AGENT OF THE AUTHORITY IN HIS INDIVIDUAL CAPACITY.

The Bonds are issuable as fully registered Bonds in denominations of $5,000 or any integral multiple of $5,000 in excess thereof (the "Authorized Denominations"). Except as otherwise provided in the Indenture, this Series 2004A Bond, upon surrender hereof at the principal office of the Trustee with a written instrument of transfer satisfactory to the Trustee executed by the holder hereof or his attorney duly authorized in writing, may, at the option of the holder hereof, be exchanged for an equal aggregate principal amount of Series 2004A Bonds of the same aggregate principal amount and tenor as the Series 2004A Bonds being exchanged and of any Authorized Denomination. This Series 2004A Bond is transferable as provided in the Indenture, subject to certain limitations therein contained, only upon the register of the Trustee, and only upon surrender of this Series 2004A Bond for transfer to the Trustee accompanied by a written instrument of transfer (in substantially the form of the assignment attached hereto) duly executed by the holder hereof or his duly authorized attorney. Thereupon, one or more new Series 2004A Bonds of any Authorized Denomination or Denominations and in the same aggregate principal amount and tenor as the Series 2004A Bond surrendered shall be issued to the designated transferree or transferrees.

The person in whose name this Series 2004A Bond is registered shall be deemed and regarded as the absolute owner hereof for any purpose, as provided in the Indenture.

The Series 2004A Bonds not subject to Optional Redemption on and after January 1, 2014 at 100% of the principal amount thereof plus interest accrued through the redemption date.

THE SERIES 2004A BONDS ARE SUBJECT TO MANDATORY REDEMPTION AT A REDEMPTION PRICE EQUAL TO THE PRINCIPAL AMOUNT THEREOF PLUS ACCRUED INTEREST TO, BUT NOT INCLUDING, THE REDEMPTION DATE, IN WHOLE, WITHOUT PREMIUM, AT THE EARLIEST DATE FOR WHICH NOTICE OF REDEMPTION CAN BE GIVEN UPON RECEIPT BY THE TRUSTEE OF WRITTEN NOTICE FROM THE BANK REQUESTING SUCH REDEMPTION, STATING THAT AN "EVENT OF DEFAULT" UNDER AND AS DEFINED IN THE REIMBURSEMENT AGREEMENT HAS OCCURRED AND IS CONTINUING. THE SERIES 2004A BONDS ARE SUBJECT TO MANDATORY REDEMPTION UPON THE EXPIRATION OF THE LETTER OF CREDIT AND NO SUBSTITUTE LETTER OF CREDIT (AS DEFINED IN THE INDENTURE) IS IN FULL FORCE AND EFFECT AS OF THE EXPIRATION DATE OF THE PRIOR LETTER OF CREDIT.

When the Series 2004A Bonds are subject to redemption pursuant to the Indenture, the Series 2004A Bonds paid by the Company or paid from a draw or claim under the Series 2004A Letter of Credit or otherwise paid by or on behalf of the Bank shall be purchased in lieu of redemption on the applicable redemption date at a purchase price equal to the principal amount thereof, plus accrued interest thereon to but not including the date of such purchase, if the Trustee has received a written request on or before said purchase date from the Company or the Bank, as the case may be, specifying that the moneys provided or to be provided by such party shall be used to purchase the Series 2004A Bonds in lieu of redemption. No purchase of the Series 2004A Bonds by the Company or the Bank pursuant to the Indenture or advance or use of moneys to effectuate any such purchase shall be deemed to be a payment or redemption of such Series 2004A Bonds or any portion thereof, and such purchase shall not operate to extinguish or discharge the indebtedness evidenced by such Series 2004A Bonds.

Upon the occurrence of certain events, and on the conditions, in the manner and with the effect set forth in the Indenture, the principal of all Bonds then outstanding under the Indenture may become or may be declared due and payable before the stated maturity thereof, together with interest accrued thereon. The Indenture directs the Trustee to declare an acceleration upon notice by the Bank of the occurrence of an Event of Default under the Reimbursement Agreement, and upon the occurrence of certain other Events of Default under the Indenture. The Trustee has the right to accelerate the outstanding balance due under the Lease Agreement and/or the Loan Agreement, and the principal of the Bonds in certain events only with the Bank's consent, if any one of the Letters of Credit is in effect, all as provided in more detail in the Indenture to which reference is hereby made.

The owner of this Series 2004A Bond shall have no right to enforce the provisions of the Indenture or to institute action to enforce the covenants therein, or to take any action with respect to any Event of Default under the Indenture, or to institute, appear in or defend any suit or other proceeding with respect thereto, except as provided in the Indenture and except that any registered owner may institute action to enforce the payment of the principal of, premium, if any, or interest on his Series 2004A Bond.

Modifications or alterations of the Indenture or any indenture of trust supplemental thereto, or the Loan Agreement or any agreement supplemental thereof, may be made only to the extent and in the circumstances permitted by the Indenture and the Loan Agreement.

It is hereby certified that all acts, conditions and things required to happen, exist and be performed under the laws of Kentucky, and under the Indenture precedent to an in the issuance of this Series 2004A Bond have happened, exist and have been performed as so required, and that the issuance, authentication and delivery of this Series 2004A Bond have been duly authorized by the Authority.

Unless the Certificate of Authentication hereon has been executed by the Trustee by manual signature of one or its authorized signers, this Series 2004A Bond shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Owensboro-Daviess County Industrial Development Authority has caused this Series 2004A Bond to be executed in its name and on its behalf by the manual or facsimile signature of its President and attested by the manual or facsimile signature of its Secretary, all as of the Date of Issuance set forth above.

OWENSBORO-DAVIESS COUNTY
INDUSTRIAL DEVELOPMENT
ATTEST: **AUTHORITY**

By:_____   **By:**_____

Title: Secretary   **Title: President**

CERTIFICATE OF AUTHENTICATION

This Series 2004A Bond is one of the Series 2004A Bonds issued under the provisions of the within mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION

Date of Authentication:

By:_____
_____
        Authorized Representative

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto
_____
(Please print or type the name and address, including the zip code of the transferree, and the Federal Taxpayer Identification or Social Security Number) the within Series 2004A Bond and all rights thereunder, and hereby irrevocably constitutes and appoints _____ attorney to transfer the within Series 2004A Bond on the books kept for registration and transfer thereof, with full power of substitution in the premises.

Dated:_____

By:_____

NOTICE: The signature of the Registered Owner above must correspond with the name of the Registered Owner as it appears on the registration books maintained by the Trustee.

Signature Guaranteed

By:_____

NOTICE:
Signature(s) must be guaranteed by a member firm of the STAMP, SEMP or MSP signature guaranty medallion program.

EXHIBIT "B"

FORM OF SERIES 2004B BOND

THIS SERIES 2004B BOND IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED BY, U.S. BANK NATIONAL ASSOCIATION, OR ANY OF ITS AFFILIATED BANKS, IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, AND IS SUBJECT TO INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED. ALTHOUGH NOT GUARANTEED BY THE BANK, PAYMENTS OF PRINCIPAL OF AND INTEREST ON THIS SERIES 2004B BOND WILL BE MADE FROM DRAWINGS UNDER THE SERIES 2004B LETTER OF CREDIT ISSUED BY THE BANK. THE FAILURE OF THE BANK TO HONOR ANY DRAWING UNDER THE SERIES 2004B LETTER OF CREDIT WILL NOT GIVE RISE TO ANY CLAIMS OTHER THAN AGAINST THE BANK.

Registered   Registered

No. R-1B

$_____

UNITED STATES OF AMERICA
COMMONWEALTH OF KENTUCKY
OWENSBORO-DAVIES COUNTY INDUSTRIAL
DEVELOPMENT AUTHORITY
TAXABLE INDUSTRIAL DEVELOPMENT PROJECT REVENUE BONDS,
(SOUTHERN STAR CENTRAL GAS PIPELINE, INC. PROJECT) SERIES 2004B

INTEREST RATE	MATURITY DATE	DATE OF ISSUANCE	CUSIP
			_____
		_____	

REGISTERED OWNER: CEDE & CO.

PRINCIPAL AMOUNT: _____ Dollars ($_____)

The Owensboro-Daviess County Industrial Development Authority (the "Authority"), a body politic and corporate of the Commonwealth of Kentucky (the "State"), for value received, hereby promises to pay, solely from the source and as hereinafter provided, to the registered owner, or registered assigns or legal representative, upon presentation and surrender hereof at the principal corporate trust office of U.S. Bank National Association, Cincinnati, Ohio, or its successor in trust (the "Trustee"), or by wire transfer, as provided in the Indenture, as hereinafter defined, the principal sum set forth above on the Maturity Date set forth above, subject to the prior mandatory or optional redemption of this Series 2004B Bond as hereinafter provided, and to pay solely from such source interest hereon at the Interest Rate set forth above payable in arrears on each July 1 and January 1, beginning July 1, 2004, until payment in full and, to the extent permitted by law, interest on overdue installments of such interest, from the Interest Payment Date next preceding the date on which this Series 2004B Bond is authenticated, unless this Series 2004B Bond is (a) authenticated before the first Interest Payment Date following the initial delivery of this Series 2004B Bond, in which case it shall bear interest from the date of such initial delivery, (b) authenticated after a Record Date and before the subsequent Interest Payment Date, in which case interest shall be computed from the subsequent Interest Payment Date, or (c) authenticated upon an Interest Payment Date, in which case it shall bear interest from such Interest Payment Date (unless interest on this Series 2004B Bond is in default at the time of authentication, in which case this Series 2004B Bond shall bear interest from the date to which interest has been paid). Except as otherwise provided in the Indenture, interest hereon shall be paid to the person in whose name this Series 2004B Bond is registered at the close of business on the Record Date by check or draft mailed to such person at his address as it appears on the register maintained by the Fiscal Agent, or by wire transfer for holders of an aggregate principal amount of at least $500,000, at the request of such holders, as provided in the Indenture. Principal of, premium, if any, and interest on this Series 2004B Bond are payable in lawful money of the United States of America, at the principal corporation trust office of the Trustee upon presentation and surrender of this Series 2004B Bond. If any payment hereon is due on a day which is not a Business Day, payment shall be made on the next succeeding Business Day with the same force and effect as if made on the day such payment was due and, in the case of such payment, no interest shall accrue for the intervening period.

Capitalized words and terms used as defined words and terms in this Series 2004B Bond and not otherwise defined herein, shall have the meanings given them in the Indenture.

THE INTEREST ON THIS SERIES 2004B BOND IS NOT EXCLUDABLE FROM GROSS INCOME FOR FEDERAL INCOME TAX PURPOSES.

This Series 2004B Bond is part of an issue of $5,535,000 in aggregate principal amount of Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B (the "Series 2004B Bonds"), authorized and issued under the provisions of Section 154.50-301 to 154.50-346 of the Kentucky Revised Statutes, under which the Authority was created and Chapter 58 and Sections 103.200 to 103.280 of the Kentucky Revised Statutes (the "Act"), to finance the Cost of the Project. The proceeds received by the Authority from the sale of this Series 2004B Bonds will be loaned to Southern Star Central Gas Pipeline, Inc., a Delaware corporation (the "Company"), pursuant to a Lease Agreement, dated as of January 1, 2004 (the "Lease Agreement"), between the Authority and the Company, to acquire, construct, furnish and equip the Project Facilities and the Project Site for lease to the Company, pursuant to a Lease Agreement, dated as of January 1, 2004 (the "Lease Agreement"), between the Authority and the Company. This Series 2004B Bond, together with an issue of $3,465,000 aggregate principal amount of Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004A (the "Series 2004A Bonds" and collectively with the Series 2004B Bonds, the "Bonds") are issued under and are equally and ratably secured by a Trust Indenture, dated as of January 1, 2004 (the "Indenture"), between the Authority and U.S. Bank National Association, as Trustee (the "Trustee"), which assigns to the Trustee as security the Bonds, among other things, the Authority's rights under the Loan Agreement (except in each case for the right of the Authority to indemnification and payment of costs and expenses and notices and consents) and the Company's Promissory Note in the principal amount of $5,535,000, dated as of February 3, 2004, (the "Note") issued and delivered pursuant to the Loan Agreement and evidencing the Company's obligation to pay the loan. Pursuant to the Loan Agreement, the Company has caused U.S. Bank National Association (the "Bank") to issue its irrevocable Letter of Credit dated the date of the issuance of the Series 2004B Bonds (the "Series 2004B Letter of Credit") in favor of the Trustee, in an amount sufficient to pay the outstanding principal amount of and unpaid interest on the Series 2004B Bonds. The Series 2004B Letter of Credit is issued pursuant to a Reimbursement and Credit Agreement, dated as of January __, 2004 (the "Reimbursement Agreement"), between the Bank and the Company, which Series 2004B Letter of Credit has been issued in favor of the Trustee.

Reference is hereby made to the Indenture, the Lease Agreement, the Loan Agreement, the Series 2004B Letter of Credit and the Reimbursement Agreement, copies of which are on file with the Trustee, and to all the provisions thereof, to all of which provisions the registered owner of this Series 2004B Bond, by acceptance hereon, hereby assents and agrees, and all of which provisions are incorporated in this Series 2004B Bond as if fully rewritten herein, for definitions of terms, the descriptions of and the nature and extent of the security for the Bonds, including the Series 2004B Bonds, the Project being financed by the issuance of the Bonds, the receipts and revenues, the Mortgage and other assets or property of the Authority pledged to the payment of the principal of, premium, if any, and interest on the Bonds, the nature and extent and manner and priority of enforcement of the pledge, the conditions upon which the Indenture may be amended or supplemented with or without the consent of the registered owners of the Bonds, the rights and remedies of the registered owners of the Bonds, including limitations therein with respect hereto and thereto, the rights, duties and obligations of the Authority and the Trustee thereunder, the terms and provisions upon which the liens, pledges, charges, trusts, security interests, assignments and covenants made therein may be discharged at or prior to the maturity of the Bonds, thereafter no longer being secured by the Indenture or being deemed to be outstanding thereunder; and for the other terms and provisions thereof, including without limitation, the terms and provisions of issuing this Series 2004B Bond in a book-entry system, and the terms and provisions of mandatory and optional redemption of this Series 2004B Bonds.

This Series 2004B Bond and the interest thereon shall be payable in lawful money of the United States but only from the sources pledged under the Indenture to such purpose. This Series 2004B Bond and the interest thereon are limited obligations of the Authority payable solely from the revenues and receipts and other property and to the extent and in the manner set forth in the Indenture, including, without limitation, from payments made by the Company on the Note or by the Bank under the Series 2004B Letter of Credit, which revenues and receipts and security have been pledged and assigned to the Trustee to secure payment of this Series 2004B Bond in the manner and to the extent provided in the Indenture. NEITHER THE STATE, THE COUNTY OF DAVIESS, KENTUCKY, CITY OF OWENSBORO, KENTUCKY, THE AUTHORITY, NOR ANY OTHER

POLITICAL SUBDIVISION THEREOF SHALL BE OBLIGATED TO PAY THE PRINCIPAL OR PREMIUM, IF ANY, OR INTEREST ON THE BONDS OR OTHER COSTS INCIDENT THERETO EXCEPT FROM THE RECEIPTS AND REVENUES, MONEYS, PROPERTY AND OTHER FUNDS PLEDGED THEREFOR, AND NEITHER THE TAXING POWER NOR THE FULL FAITH AND CREDIT OF THE STATE, THE COUNTY, THE CITY OR ANY OTHER POLITICAL SUBDIVISION OR ANY AGENCY THEREOF IS PLEDGED TO THE PAYMENT OF THE PRINCIPAL OR OR INTEREST ON THE BONDS OR OTHER COSTS INCIDENT THERETO. THE BONDS SHALL NEVER CONSTITUTE AN INDEBTEDNESS OF THE STATE, THE COUNTY, THE CITY OR THE AUTHORITY WITHIN THE MEANING OF ANY CONSTITUTIONAL OR STATUTORY PROVISION AND SHALL NEVER CONSTITUTE OR GIVE RISE TO A PECUNIARY LIABILITY OF THE AUTHORITY. NEITHER SHALL THE BONDS NOR THE INTEREST THEREON BE A CHARGE AGAINST THE GENERAL CREDIT OF THE AUTHORITY. THE AUTHORITY HAS NO TAXING POWER. NO PRESENT OR FUTURE OFFICER, MEMBER, COMMISSIONER, EMPLOYEE OR AGENT OF THE AUTHORITY SHALL BE PERSONALLY LIABLE ON THE BONDS; AND NO COVENANT, LOAN AGREEMENT, LEASE AGREEMENT OR OBLIGATION CONTAINED HEREIN SHALL BE DEEMED TO BE A COVENANT, AGREEMENT OR OBLIGATION OF ANY PRESENT OR FUTURE OFFICER, MEMBER, COMMISSIONER, EMPLOYEE OR AGENT OF THE AUTHORITY IN HIS INDIVIDUAL CAPACITY.

The Bonds are issuable as fully registered Bonds in denominations of $5,000 or any integral multiple of $5,000 in excess thereof (the "Authorized Denominations"). Except as otherwise provided in the Indenture, this Series 2004B Bond, upon surrender hereof at the principal office of the Trustee with a written instrument of transfer satisfactory to the Trustee executed by the holder hereof or his attorney duly authorized in writing, may, at the option of the holder hereof, be exchanged for an equal aggregate principal amount of Series 2004B Bonds of the same aggregate principal amount and tenor as the Series 2004B Bonds being exchanged and of any Authorized Denomination. This Series 2004B Bond is transferable as provided in the Indenture, subject to certain limitations therein contained, only upon the register of the Trustee, and only upon surrender of this Series 2004B Bond for transfer to the Trustee accompanied by a written instrument of transfer (in substantially the form of the assignment attached hereto) duly executed by the holder hereof or his duly authorized attorney. Thereupon, one or more new Series 2004B Bonds of any Authorized Denomination or Denominations and in the same aggregate principal amount and tenor as the Series 2004B Bond surrendered shall be issued to the designated transferree or transferrees.

The person in whose name this Series 2004B Bond is registered shall be deemed and regarded as the absolute owner hereof for any purpose, as provided in the Indenture.

The Series 2004B Bonds are subject to Optional Redemption on and after January 1, 2014 at 100% of the principal amount thereof plus interest accrued through the redemption date.

THE SERIES 2004B BONDS ARE SUBJECT TO MANDATORY REDEMPTION AT A REDEMPTION PRICE EQUAL TO THE PRINCIPAL AMOUNT THEREOF PLUS ACCRUED INTEREST TO, BUT NOT INCLUDING, THE REDEMPTION DATE, IN WHOLE, WITHOUT PREMIUM, AT THE EARLIEST DATE FOR WHICH NOTICE OF REDEMPTION CAN BE GIVEN UPON RECEIPT BY THE TRUSTEE OF WRITTEN NOTICE FROM THE BANK REQUESTING SUCH REDEMPTION, STATING THAT AN "EVENT OF DEFAULT" UNDER AND AS DEFINED IN THE REIMBURSEMENT AGREEMENT HAS OCCURRED AND IS CONTINUING. THE SERIES 2004B BONDS ARE SUBJECT TO MANDATORY REDEMPTION UPON THE EXPIRATION OF THE LETTER OF CREDIT AND NO SUBSTITUTE LETTER OF CREDIT (AS DEFINED IN THE INDENTURE) IS IN FULL FORCE AND EFFECT AS OF THE EXPIRATION DATE OF THE PRIOR LETTER OF CREDIT.

When the Series 2004B Bonds are subject to redemption pursuant to the Indenture, the Series 2004B Bonds paid by the Company or paid from a draw or claim under the Series 2004B Letter of Credit or otherwise paid by or on behalf of the Bank shall be purchased in lieu of redemption on the applicable redemption date at a purchase price equal to the principal amount thereof, plus accrued interest thereon to but not including the date of such purchase, if the Trustee has received a written request on or before said purchase date from the Company or the Bank, as the case may be, specifying that the moneys provided or to be provided by such party shall be used to purchase the Series 2004B Bonds in lieu of redemption. No purchase of the Series 2004B Bonds by the Company or the Bank pursuant to the Indenture or advance or use of moneys to effectuate any such purchase shall be deemed to be a payment or redemption of such Series 2004B Bonds or any portion thereof, and such purchase shall not operate to extinguish or discharge the indebtedness evidenced by such Series 2004B Bonds.

Upon the occurrence of certain events, and on the conditions, in the manner and with the effect set forth in the Indenture, the principal of all Bonds then outstanding under the Indenture may become or may be declared due and payable before the stated maturity thereof, together with interest accrued thereon. The Indenture directs the Trustee to declare an acceleration upon notice by the Bank of the occurrence of an event of default under the Reimbursement Agreement, and upon the occurrence of certain other Events of Default under the Indenture. The Trustee has the right to accelerate the outstanding balance due under the Lease Agreement and/or the Loan Agreement, and the principal of the Bonds in certain events only with the Bank's consent, if any one of the Letters of Credit is in effect, all as provided in more detail in the Indenture to which reference is hereby made.

The owner of this Series 2004B Bonds shall have no right to enforce the provisions of the Indenture or to institute action to enforce the covenants therein, or to take any action with respect to any Event of Default under the Indenture, or to institute, appear in or defend any suit or other proceeding with respect thereto, except as provided in the Indenture and except that any registered owner may institute action to enforce the payment of the principal of, premium, if any, or interest on his Series 2004B Bond.

Modifications or alterations of the Indenture or any indenture of trust supplemental thereto, or the Loan Agreement or any agreement supplemental thereof, may be made only to the extent and in the circumstances permitted by the Indenture and the Loan Agreement.

It is hereby certified that all acts, conditions and things required to happen, exist and be performed under the laws of Kentucky, and under the Indenture precedent to an in the issuance of this Series 2004B Bonds have happened, exist and have been performed as so required, and that the issuance, authentication and delivery of this Series 2004B Bonds have been duly authorized by the Authority.

Unless the Certificate of Authentication hereon has been executed by the Trustee by manual signature of one or its authorized signers, this Series 2004B Bonds shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Owensboro-Daviess County Industrial Development Authority has caused this Series 2004B Bonds to be executed in its name and on its behalf by the manual or facsimile signature of its President and attested by the manual or facsimile signature of its Secretary, all as of the Date of Issuance set forth above.

OWENSBORO-DAVIESS COUNTY
INDUSTRIAL DEVELOPMENT
ATTEST: **AUTHORITY**

By:_____   **By:**_____

Title: Secretary   **Title: President**

CERTIFICATE OF AUTHENTICATION

This Series 2004B Bond is one of the Series 2004B Bonds issued under the provisions of the within mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION

Date of Authentication:

_____

By:_____
                Authorized Representative

ASSIGNMENT

        FOR   VALUE   RECEIVED,   the   undersigned   hereby   sells,   assigns   and   transfers   unto
_____
(Please print or type the name and address, including the zip code of the transferree, and the Federal Taxpayer Identification or Social Security Number) the within Series 2004B Bonds and all rights thereunder, and hereby irrevocably constitutes and appoints _____ attorney to transfer the within Series 2004B Bonds on the books kept for registration and transfer thereof, with full power of substitution in the premises.

Dated:_____

                                             By:_____

NOTICE: The signature of the Registered Owner above must correspond with the name of the Registered Owner as it appears on the registration books maintained by the Trustee.

Signature Guaranteed

By:_____

NOTICE:
Signature(s) must be guaranteed by a member firm of the STAMP, SEMP or MSP signature guaranty medallion program.

Exhibit 4.13

LOAN AGREEMENT

Between

OWENSBORO-DAVIESS COUNTY INDUSTRIAL

DEVELOPMENT AUTHORITY

And

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

Dated as of January 1, 2004

NOTICE: Certain rights of the Owensboro-Daviess County Industrial Development Authority (the "Authority") under this Loan Agreement have been assigned and pledged to, and are subject to a security interest in favor of, U.S. Bank National Association, Cincinnati, Ohio, as Trustee under the Trust Indenture (the "Trustee"), dated as of even date herewith, as amended or supplemented from time to time, between the Authority and the Trustee, which secures $5,535,000 in aggregate principal amount of Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B.

LOAN AGREEMENT

THIS LOAN AGREEMENT (this "Agreement") is entered into as of January 1, 2004, by and between **Owensboro-Daviess County Industrial Development Authority**, a body politic and corporate created and existing under the laws of the Commonwealth of Kentucky (the "Authority"), and **Southern Star Central Gas Pipeline, Inc.**, a corporation created and existing under the laws of the State of Delaware and duly authorized to transact business in the Commonwealth of Kentucky (the "Company"), with its principal place of business in Owensboro, Kentucky, as borrower hereunder;

WITNESSETH:

That the parties hereto, intending to be legally bound hereby and for and in consideration of the mutual agreements herein contained, **DO HEREBY AGREE,** as follows:

ARTICLE I

DEFINITIONS AND CERTAIN RULES OF INTERPRETATION

Section 1.1. <u>Definitions</u>. In addition to the words and terms elsewhere defined herein, the following words and terms as used herein shall have the same meanings as those set forth in that certain Trust Indenture, dated as of January 1, 2004 (the "Indenture"), by and between the Authority and U.S. Bank National Association (the "Trustee") and are incorporated herein by reference as if they were set out herein in their entirety.

Section 1.2. <u>Certain Rules of Interpretation</u>. The definitions set forth in Section 1.1 shall be equally applicable to both the singular and plural forms of the terms therein defined and shall cover all genders.

"Herein," "hereby," "hereunder," "hereof," "hereinbefore," "hereinafter" and other equivalent words refer to this Loan Agreement and not solely to the particular Article, Section or subdivision hereof in which such word is used.

Reference herein to an Article number (e.g., Article IV) or a Section number (e.g., Section 6.2) shall be construed to be a reference to the designated Article number or Section number hereof unless the context or use clearly indicates another or different meaning or intent.

ARTICLE II

REPRESENTATIONS

Section 2.1. <u>Representations by the Authority</u>. The Authority makes the following representations as the basis for the undertakings on its part herein contained:

(a) <u>Organization and Authority</u>. The Authority is a body politic and corporate, created by the County of Daviess, Kentucky (the "County") and the City of Owensboro, Kentucky, and validly existing pursuant to the provisions of the Act. The Authority has all requisite power and authority under the Act to (i) issue the Series 2004B Bonds (ii) lend the proceeds thereof to the Company to assist the Company in financing the Cost of the Project, and (iii) enter into, and perform its obligations under this Loan Agreement, the Purchase Agreement (the "Bond Purchase Agreement") by and among the Authority, the Company and Ross, Sinclaire & Associates, Inc. (the "Underwriter") and the Indenture.

(b)   Pending Litigation. There are no actions, suits, proceedings, inquiries or investigations pending, or to the knowledge of the Authority threatened, against or affecting the Authority in any court or before any governmental authority or arbitration board or tribunal, which involve the possibility of materially and adversely affecting the transactions contemplated by this Loan Agreement, the Bond Purchase Agreement or the Indenture or which, in any way, would materially and adversely affect the validity or enforceability of the Series 2004B Bonds, the Indenture, the Bond Purchase Agreement, this Loan Agreement or any agreement or instrument to which the Authority is a party and which is used or contemplated for use in the consummation of the transactions contemplated hereby or thereby.

(c)   Issue, Sale and Other Transactions Are Legal and Authorized. The issuance and sale of the Series 2004B Bonds and the execution and delivery by the Authority of this Loan Agreement, the Bond Purchase Agreement and the Indenture, and the compliance by the Authority with all of the provisions of each thereof and of the Series 2004B Bonds (i) are within the purposes, powers and authority of the Authority, (ii) have been done in full compliance with the provisions of the Act, (iii) are legal and will not conflict with or constitute on the part of the Authority a violation of or a breach of or default under, or result in the creation of any lien, charge or encumbrance upon any property of the Authority (other than as contemplated in the Indenture) under the provisions of, any activating resolution, ordinance, by-law, indenture, mortgage, deed of trust, note agreement or other agreement or instrument to which the Authority is a party or by which the Authority is bound, or to the best of Authority's knowledge any license, judgment, decree, law, statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Authority or any of its activities or properties, and (iv) have been duly authorized by all necessary corporate action on the part of the Authority.

(d)   Governmental Consents. Neither the nature of the Authority nor any of its activities or properties, nor any relationship between the Authority and any other person, nor any circumstance in connection with the issue, sale or delivery of any of the Series 2004B Bonds is such as to require the consent, approval or authorization of, or the filing, registration or qualification with, any governmental authority on the part of the Authority in connection with the execution, delivery and performance of this Loan Agreement, the Bond Purchase Agreement or the Indenture or the issue, sale or delivery of the Series 2004B Bonds, other than those already obtained; provided, however, no representation is made as to compliance with any federal or state securities or "blue sky" law.

(e)   No Defaults. To the best of Authority's knowledge, no event has occurred and no condition exists with respect to the Authority which would constitute an "event of default" as defined in this Loan Agreement, the Bond Purchase Agreement or the Indenture or which, with the lapse of time or with the giving of notice or both, would become such an "event of default." The Authority is not in default under the Act or under any charter instrument, by-law or other agreement or instrument to which it is a party or by which it is bound which default would adversely affect the enforceability of the Series 2004B Bonds.

(f)   No Prior Pledge. Neither this Loan Agreement nor any revenues have been pledged or hypothecated in any manner or for any purpose other than as provided in the Indenture as security for the payment of the Bonds.

(g)   Nature and Location of Project. The financing of the Cost of the Project, together with related expenses, is authorized under the Act and is in furtherance of the public purpose for which the Authority was created. The Project consist of an office facility located on the Project Site in Daviess County, Kentucky.

(h)   Limited Obligations. Notwithstanding anything herein contained to the contrary, any obligation the Authority may hereby incur for the payment of money shall not constitute an indebtedness of the Authority, the County or of the State or of any political subdivision thereof within the meaning of any state constitutional provision or statutory limitation and shall not give rise to a pecuniary liability of the Authority, the State or the County or any political subdivision thereof, or constitute a charge against the general credit or taxing power of said State or County or any political subdivision thereof or against the general credit of the Authority, but shall be limited obligations of the Authority payable solely from (i) any revenues, (ii) revenues derived from the sale of the Series 2004B Bonds, and (iii) amounts on deposit from time to time for redemption pursuant to the Indenture. The Authority has no taxing power.

Section 2.2. No Representation or Warranty by Authority as to Project. The Authority makes no representation or warranty concerning the suitability of the Project for the purpose for which it is being undertaken by the Company. The Authority has not made any independent investigation as to the feasibility or creditworthiness of the Company. Any Series 2004B Bond purchaser, assignee of this Loan Agreement or any other party with any interest in this transaction, shall make its own independent investigation as to the creditworthiness of the Company and the feasibility of constructing, furnishing and equipping the Project, independent of any representation or warranties of the Authority.

Section 2.3.   Representations by the Company.   The Company makes the following representations as the basis for the undertakings on its part herein contained:

(a)   Organization and Power. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is authorized to do business in the Commonwealth of Kentucky, and (ii) has all requisite power and authority and all necessary licenses and permits to own and operate its properties and to carry on its business as now being conducted and as presently proposed to be conducted.

(b)   Pending Litigation. Except as set forth on Schedule 2.3(b) hereto, there are no proceedings pending, or to the knowledge of the Company threatened, against or affecting the Company in any court or before any governmental authority, arbitration board or tribunal which if adversely determined, would materially and adversely affect the transactions contemplated by this Loan Agreement, the Bond Purchase Agreement or the Indenture or which, in any way, would materially and adversely affect the properties, business, prospects, profits or condition (financial or otherwise) of the Company, or the ability of the Company to perform its obligations under the Company Documents. The Company is not in default with respect to an order of any court, governmental authority, arbitration board or tribunal.

(c)   <u>Agreements Are Legal and Authorized</u>. The execution and delivery by the Company of each of the Company Documents to which it is a party and the compliance by the Company with all of the provisions hereof and thereof (i) are within the power of the Company, (ii) will not conflict with or result in any breach of any of the provisions of, or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property of the Company under the provisions of, any agreement, articles of incorporation, bylaws, or other instrument to which the Company is a party or by which it may be bound, or any license, judgment, decree, law, statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its activities or properties and (iii) have been duly authorized by all necessary corporate action on the part of the Company.

(d)   <u>Government Consent</u>. All authorizations, consents, approvals, licenses, exemptions of or filings or registrations with all commissions, boards, courts, bureaus, agencies and instrumentalities, domestic or foreign, necessary to the valid execution, delivery and performance by the Company of each of the Company Documents to which it is a party or the offer, issue, sale or delivery by the Authority of the Series 2004B Bonds have been obtained, and such approvals remain in full force and effect.

(e)   <u>No Defaults</u>. No Event of Default has occurred and is continuing.

(f)   <u>Compliance with Law</u>. The Company is not in violation in any material way of any laws, ordinances, governmental rules or regulations to which it is subject and has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business, which violation or failure to obtain might materially and adversely affect the properties, business, prospects, profits or conditions (financial or otherwise) of the Company.

(g)   <u>Restrictions on the Company</u>. The Company is not a party to any contract or agreement that materially and adversely affects the business of the Company. Except for the Reimbursement Agreement, the Company is not a party to any contract or agreement that restricts the right or ability of the Company to incur or guarantee indebtedness for borrowed money.

(h)   <u>Estimated Time of Completion of the Project</u>. The Company estimates that the Project will be completed and ready for occupancy by December 31, 2004.

(i)   <u>Location of Project Site and Project</u>. The Project Site and Project are located entirely within the geographical boundaries of Daviess County, Kentucky.

Section 2.4. Modification and Termination of Loan Agreement. Subsequent to the issuance of the Series 2004B Bonds and prior to their payment in full (or provision for the payment thereof having been made in accordance with the provisions of the Indenture), neither this Loan Agreement nor the Note may be amended, changed, modified, altered or terminated except as permitted herein and by the Indenture and with the written consent of the Company, the Trustee and the Bank.

Section 2.5. [Reserved].

ARTICLE III

ISSUANCE OF THE SERIES 2004B BONDS; CONSTRUCTION, FURNISHING AND EQUIPPING AND FINANCING OF PROJECT

Section 3.1. Agreement to Construct, Furnish and Equip the Project. The Company shall cause the labor component of the construction and equipping of the Project to be completed as described in Exhibit A, as such Exhibit A may be amended from time to time by the Company with the consent of the Bank if required under the Reimbursement Agreement. The Company agrees to obtain all licenses, permits and consents required for the construction, furnishing and equipping of the Project, and the Authority shall have no responsibility therefor. The Authority and the Company agree that the construction, furnishing and equipping of the Project shall proceed with all reasonable dispatch.

Section 3.2. Agreement to Issue Series 2004B Bonds; Application of Proceeds; Construction Fund. In connection with financing the costs associated with the construction, furnishing and equipping of the Project, the Authority agrees to authorize, validate, sell and cause to be delivered to the initial purchaser or purchasers thereof, the Series 2004B Bonds in accordance with the terms and conditions of the Indenture, and deposit all proceeds received by the Authority pursuant to this issuance of such Series 2004B Bonds in the Series 2004B Account of the Construction Fund created pursuant to the Indenture. The moneys in the Series 2004B Account of the Construction Fund shall be used to finance the cost of constructing, furnishing and equipping the Project and for paying certain of the costs of issuing the Series 2004B Bonds.

Section 3.3. Establishment of Completion Date. The completion date shall be evidenced to the Authority and the Trustee by a certificate in the form of Exhibit C attached hereto, signed by a Company Representative stating (a) the Cost of the Project, (b) that the constructing, furnishing and equipping of the Project have been completed substantially in accordance with Section 3.1 hereof, except for amounts retained by the Trustee for the Cost of the Project not then due and payable, if any, the full Cost of the Project has been paid. Notwithstanding the foregoing, such certificate shall state that it is given without prejudice to any rights against third parties which exist at the date of such certificate.

Section 3.4. Company Required to Complete Project. If the proceeds derived from the sale of the Series 2004B Bonds and any investment income thereon are not sufficient to fully finance the costs of construction, furnishing and equipping the Project, the Company shall pay any excess costs in connection therewith of the proceeds of the Series 2004B Bonds and any investment income thereon available therefor. The Company agrees that if, after exhaustion of the proceeds derived from the sale of the Series 2004B Bonds and investment income thereon, the Company should pay any portion of the Cost of the Project pursuant to the provisions of this Section, it shall not be entitled to any reimbursement therefor from the Authority or the Trustee nor shall it be entitled to any abatement, diminution or postponement of its payments hereunder or under the Note.

Section 3.5. LIMITATION OF AUTHORITY'S LIABILITY. ANYTHING CONTAINED IN THIS LOAN AGREEMENT TO THE CONTRARY NOTWITHSTANDING, ANY OBLIGATION THE AUTHORITY MAY INCUR IN CONNECTION WITH THE UNDERTAKING OF THE PROJECT FOR THE PAYMENT OF MONEY SHALL NOT BE DEEMED TO CONSTITUTE A DEBT OR GENERAL OBLIGATION OF THE AUTHORITY, THE STATE, COUNTY OF DAVIESS, KENTUCKY, CITY OF OWENSBORO, KENTUCKY, OR ANY POLITICAL SUBDIVISION THEREOF, BUT SHALL BE PAYABLE SOLELY FROM THE REVENUES AND RECEIPTS DERIVED BY THE AUTHORITY FROM THIS LOAN AGREEMENT AND THE NOTE, INCLUDING PAYMENTS RECEIVED UNDER THE NOTE, AND FROM PAYMENTS MADE PURSUANT TO THE LETTER OF CREDIT. NO PROVISION IN THIS LOAN AGREEMENT OR ANY OBLIGATION HEREIN IMPOSED UPON THE AUTHORITY, OR THE BREACH THEREOF, SHALL CONSTITUTE OR GIVE RISE TO OR IMPOSE UPON THE AUTHORITY, THE STATE OR ANY POLITICAL SUBDIVISION THEREOF A PECUNIARY LIABILITY OR A CHARGE UPON ITS GENERAL CREDIT OR THE TAXING POWERS OF THE STATE OR POLITICAL SUBDIVISION. THE AUTHORITY HAS NO TAXING POWERS. NO OFFICER OR MEMBER OF THE AUTHORITY SHALL BE PERSONALLY LIABLE ON THIS LOAN AGREEMENT.

Section 3.6. Disclaimer of Warranties. The Company recognizes that since the Project have been or will be constructed, furnished and equipped by the Company and by contractors and suppliers selected by the Company, NEITHER THE AUTHORITY NOR THE TRUSTEE MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE MERCHANTABILITY, CONDITION OR WORKMANSHIP OF ANY PART OF THE PROJECT OR ITS SUITABILITY FOR THE PURPOSES OF THE COMPANY OR THE EXTENT TO WHICH PROCEEDS DERIVED FROM THE SALE OF THE SERIES 2004B BONDS WILL PAY THE COST OF THE PROJECT TO BE INCURRED IN CONNECTION THEREWITH.

Section 3.7. [Reserved].

Section 3.8. Payments from Construction Fund. Pursuant to Section 4.07 of the Indenture, the Trustee shall use moneys in the Series 2004B Account of the Construction Fund solely to pay the labor component of the costs of the Project. Before any payment shall be made from the Series 2004B Account of the Construction Fund, there shall be filed with the Trustee:

(a)   A requisition, in the form attached hereto as Exhibit D (the "Requisition"), signed by an Authority Representative (who may rely upon the representations of the Company and/or the Construction Manager who initially shall be Tony Huff & Associates, Engineering Solutions), and a representative of the Construction Manager, and approved in writing by an officer of the Bank, stating to whom the payment is to be made, the amount of payment, the purpose in reasonable detail for which the obligation to be paid was incurred, which shall be paid from the Series 2004B Account in the Construction Fund, and that the obligation stated on the Requisition has been incurred by the Company in or about the construction, furnishing or equipping of the Project, accompanied by a certificate of a Company Representative certifying that:

(1)   there has been received no written notice of any lien, right to lien or attachment upon, or claim affecting the right of the payee to receive payment of, any of the moneys payable under such requisition to any of the persons, firms, or corporations named therein;

(2)   the Requisition contains no items representing payment on account of any percentage entitled to be retained at the date of the certificate; and

(3)   no Event of Default hereunder or under the Indenture or under the Reimbursement Agreement or event which after notice or lapse of time or both would constitute an Event of Default hereunder or under the Indenture or the Reimbursement Agreement has occurred and not been waived or cured.

(b)   An invoice or other appropriate evidence of the obligation described in the Requisition; and

(c)   Such other items as are required under the Reimbursement Agreement.

Upon receipt of each such requisition and accompanying certificate, the Trustee shall make payment from the Series 2004B Account in the Construction Fund in accordance with such requisition.

Section 3.9. Investment of Funds. Any moneys held in the Series 2004B Redemption Account of the Bond Fund or the Series 2004B Account of the Construction Fund or any other fund created under the Indenture shall be invested or reinvested by the Trustee as set forth in Section 4.11 of the Indenture, to the extent permitted by law, in the Eligible Investments (as defined in the Indenture), at the telephonic or oral direction (confirmed in writing) of a Company Representative. All such investments shall at all times be a part of the Series 2004B Account of the Construction Fund, the Series 2004B Redemption Account of the Bond Fund, as applicable, or such other account or fund created under the Indenture and all income and profits on such investments shall be credited to, and losses thereon shall be charged against, such applicable account or fund.

Section 3.10. Depositories of Moneys and Security for Deposit. All moneys received by the Authority in connection with the issuance of the Series 2004B Bonds (other than for its reasonable fees and expenses) shall be deposited in the Series 2004B Account of the Construction Fund created under the Indenture. All such moneys deposited shall be applied in accordance with the terms and conditions and for the purposes set forth herein, in the Indenture and in the Reimbursement Agreement, and shall not be subject to lien or attachment by any creditor of the Authority to the fullest extent permitted by law.

ARTICLE IV

PROVISIONS FOR PAYMENT

Section 4.1. Title to the Project.

(a)   The Authority acknowledges that it has good and marketable title in fee simple to the Project Site, on which the Project is to be constructed, furnished and equipped and that the Authority will not be vested with any additional interest therein as a result of its authorization, validation, sale, or issuance of the Series 2004B Bonds to finance the cost of the construction, furnishing and equipping thereof, and (b) that the only security for the Series 2004B Bonds will be the Letter of Credit and the moneys deposited in the funds and accounts created under the Indenture.

(b)   The Authority, in consideration of the issuance of the Note by the Company, agrees to and does hereby extend to the Company in an aggregate principal amount equal to principal amount of the Series 2004B Bonds issued under the Indenture (the "Company Loan"). The full amount of the Company Loan shall be deposited in the Series 2004B Account in the Construction Fund, and the Company agrees to use the full amount of such Company Loan for the purposes set forth in this Agreement, the Indenture and the Reimbursement Agreement.

(c)   The Authority covenants and agrees that the Authority will not take any action, other than pursuant to Article VI of this Loan Agreement, to prevent the Company from having quiet and peaceable possession and enjoyment of the Project Site and the Project during the term of the Lease Agreement and will cooperate with the Company in order that the Company may have quiet and peaceable possession and enjoyment of the Project Site and the Project.

(d)   The Company acknowledges its execution and delivery of the Note under which it is obligated to make Loan Payments on the Note in accordance with the terms thereof.

The Authority hereby assigns all Loan Payments to be made under the Note to the Trustee as security for the issuance of the Series 2004B Bonds issued pursuant to the Indenture. Loan Payments shall be made directly to the Trustee for the account of the Authority pursuant to such assignment and applied only to the principal of and interest on such Series 2004B Bonds or to reimburse the Bank for payments made under a drawing on the Letter of Credit and applied to payment of the principal of and interest on the Series 2004B Bonds. All obligations of the Company hereunder shall terminate when all sums due and to become due pursuant to the Indenture, this Loan Agreement, and such Series 2004B Bonds have been paid.

Section 4.2. Payment Obligations of the Company.

(a)   The Company agrees (i) except as provided in subsections (b) and (f) of this Section, to make prompt payment to the Trustee, as assignee and pledgee of the Authority, for deposit in the Series 2004B Account in the Bond Fund, of all Loan Payments or Payments on the Note as and when the same shall be due and payable on each Loan Payment Date and (ii) to pay pursuant hereto and the Note sums sufficient to pay the principal and purchase price of, premium, if any, and interest on the Series 2004B Bonds (whether at maturity, upon redemption or acceleration, or otherwise) when and as the same shall be due and payable. All such payments shall be made to the Trustee at its principal office in lawful money of the United States of America, except as may be otherwise agreed to by the Trustee.

(b)   In order to provide for the payments required in subsection (a) of this Section, the Company shall cause the Bank to deliver the Letter of Credit to the Trustee simultaneously with the original issue and delivery of the Series 2004B Bonds, and hereby authorizes and directs the Trustee to draw moneys under the Letter of Credit in accordance with the provisions of the Letter of Credit and the Indenture to the extent necessary to make any payments on the Series 2004B Bonds as and when the same become due. The Company shall receive as a credit against its obligations to make the Loan Payments described in subsection (a) of this Section all payments made by the Bank under the Letter of Credit and all other amounts described in Section 4.01 of the Indenture.

(c)   If the Company should fail to make any of the Loan Payments required in subsection (a) and (b) above, the item or installment which the Company has failed to make shall continue as an obligation of the Company until the same shall have been fully paid, and the Company agrees to pay the same with interest thereon at the "Default Rate" set forth in the Reimbursement Agreement for any unreimbursed draws on the Letter of Credit until paid in full.

(d)   In addition, the Company agrees to pay the costs, if any, of issuing the Series 2004B Bonds which are not being paid with the proceeds of the sale of the Series 2004B Bonds either by paying any or all of such costs directly or by depositing the same with the Trustee. Any monies so deposited with the Trustee shall be disbursed by the Trustee in accordance with written instructions from the Company.

(e)   Anything herein, in the Indenture or in the Series 2004B Bonds to the contrary notwithstanding, the obligations of the Company hereunder shall be subject to the limitation that the portion of Loan Payments constituting interest under this Section shall not be required to the extent that the receipt of such Loan Payment by the holder of any Series 2004B Bond would be contrary to the provisions of law applicable to such holder which limit the maximum rate of interest which may be charged or collected by such holder.

(f)   The Company shall be entitled to a credit against its next Loan Payment to the extent its previous Loan Payment exceeds the amount necessary to fund one-sixth (1/6) of the next scheduled semi-annual Principal Payment and actual interest paid by the Trustee on the previous Interest Payment Date.

Section 4.3. <u>Letter of Credit; Substitute Letter of Credit</u>.

(a)   The Letter of Credit delivered to the Trustee simultaneously with the original issuance and delivery of the Series 2004B Bonds constitutes an irrevocable obligation of the Bank to pay to the Trustee, upon request and in accordance with the terms thereof, up to an amount equal to the sum of (i) the principal amount of the Series 2004B Bonds then outstanding plus (ii) an amount equal to interest for at least 190 days on the principal amount of each Series 2004B Bond then outstanding at the rate of ten percent (10%) per annum.

(b)   The Company shall have the option from time to time to provide the Trustee with a Substitute Letter of Credit in accordance with the provisions of <u>Section 5.03</u> of the Indenture, <u>Section 2.6</u> of the Reimbursement Agreement and the Letter of Credit. If at any time there shall have been delivered to the Trustee a Substitute Letter of Credit, together with the other documents and opinions required by <u>Section 5.03</u> of the Indenture, then the Trustee shall accept such Substitute Letter of Credit and promptly surrender the previously held Letter of Credit to the Issuer thereof for cancellation, in accordance with the terms of such Letter of Credit. If at any time there shall cease to be any Series 2004B Bonds outstanding under the Indenture, the Trustee shall promptly surrender the Letter of Credit to the issuer thereof, in accordance with the terms of such Letter of Credit, for cancellation. The Trustee shall comply with the procedures set forth in the Letter of Credit relating to the termination thereof.

Section 4.4. <u>Administrative Expenses</u>. The Company shall pay, or cause to be paid, an amount equal to (a) the fees and charges of the Trustee incurred in connection with the rendering of its ordinary and extraordinary services as Trustee under the Indenture, as and when the same become due, including the reasonable fees of its Counsel, (b) the fees and charges of Ross, Sinclaire & Associates, Inc., the initial fiscal agent and any successors thereto (the "Fiscal Agent") for acting as Fiscal Agent for the Series 2004B Bonds, including the reasonable fees and expenses of its Counsel, (c) the fees and expenses of the Underwriter for serving as Underwriter for the Series 2004B Bonds, including the reasonable fees and expenses of its Counsel, and any other amounts due and payable to the Underwriter under the Bond Purchase Agreement, (d) the fees and expenses of the Rating Agency for issuing and maintaining its securities rating on the Series 2004B Bonds, (e) the reasonable out-of-pocket expenses, administrative expenses and Counsel fees of the Authority, and (f) any and all expenses payable by the Company to the Bank under the Reimbursement Agreement. The Company may, without constituting grounds for an Event of Default hereunder, withhold payment of any such fees and charges of the Trustee or the Fiscal Agent, to contest in good faith the necessity for any extraordinary services of the Trustee and the reasonableness of any extraordinary expenses of the Trustee, or to contest in good faith the necessity for any services performed and expenses paid or incurred by, and the reasonableness of any fees, charges or expenses of, the Fiscal Agent. If the Company should fail to make any of the payments required in this Section, the item or installment which the Company has failed to make shall continue as an obligation of the Company until the same shall have been fully paid, with interest thereon at the rate per annum borne by the Series 2004B Bonds until paid in full.

Section 4.5. <u>Obligations of the Company Absolute and Unconditional</u>. Subject to the provisions of <u>Section 6.5</u> hereof, the obligations of the Company to make or to cause (pursuant to the Letter of Credit) to be made the payments required in <u>Sections 4.2 and 4.4</u> and to perform and observe the other agreements on its part contained herein shall be absolute and unconditional and shall not be subject to diminution by set-off, counterclaim, abatement or otherwise by reason of any action or inaction of the Trustee, the Authority or any third party. Until such time as the principal of, and the interest on, the Series 2004B Bonds shall have been paid in full, the Company (a) will not suspend or discontinue any payments provided for in <u>Sections 4.2 and 4.4</u> except to the extent the same have been prepaid, (b) will perform and observe all its other agreements contained herein, and (c) except as provided in <u>Article VII</u> hereof, will not terminate this Loan Agreement for any cause, including, without limiting the generality of the foregoing, any acts or circumstances that may constitute failure of consideration, sale, loss, eviction or constructive eviction, destruction of or damage to the Project, condemnation, commercial frustration of purpose, any change in the tax or other laws of the United States of America or of the State or any political subdivision of either, or any failure of the Authority to perform and observe any agreement, whether express or implied, or any duty, liability or obligation arising out of or in connection herewith or with the Indenture. Notwithstanding the foregoing, the obligation of the Company to make payments hereunder shall be satisfied and discharged to the extent moneys are received by the Trustee pursuant to the Letter of Credit. Nothing contained in this Section shall be construed to release the Authority from the performance of any of the agreements on its part herein contained; and if the Authority should fail to perform any such agreement, the Company may institute such action against the Authority as the Company may deem necessary to compel performance so long as such action shall not impair the agreements on the part of the Company hereunder.

Nothing contained herein shall be construed as a waiver of any rights which the Company may have against the Authority under this Loan Agreement, or against any person under this Loan Agreement, the Indenture or otherwise, or under any provision of law; provided, however, that the Company shall pursue any rights or remedies against the Authority, the Trustee, any Series 2004B Bondholder or any third party in connection herewith, or in connection with the Indenture or in any way otherwise relating to the Series 2004B Bonds and security therefor only in a separate action, and not by way of any set-off, counterclaim, cross-claim or third party action in any suit brought to enforce the rights of the Series 2004B Bondholders, the Trustee or the Authority under this Loan Agreement, the Indenture or or in any way otherwise in connection herewith; and provided further, that in order to preserve the right of the Company to raise such issues in any separate suit, any claim of the Company which, but for this Section 4.5, would be a compulsory counterclaim, shall be identified as such in the first responsive pleading filed by the Company to any action brought by the Authority, Trustee, any Series 2004B Bondholder or any person.

Section 4.6. Company Consent to Assignment of Note and Loan Agreement and Execution of Indenture. The Company understands that the Authority will, pursuant to the Indenture and as security for the payment of the principal of, premium, if any, and the interest on the Series 2004B Bonds, assign and pledge to the Trustee, and create a security interest in favor of the Trustee in certain of its rights, title and interest in and to the Note and this Loan Agreement and the Company hereby agrees and consents to such assignment and pledge. The Company acknowledges that it has received a copy of the Indenture and consents to the execution of the same by the Authority; provided, however, such consent does not constitute a representation as to the accuracy of any representations or warranties made thereunder.

Section 4.7. Company's Performance Under Indenture. The Company agrees, for the benefit of the Series 2004B Bondholders, to do and perform all acts and things contemplated in the Indenture to be done or performed by it.

ARTICLE V

PARTICULAR AGREEMENTS

Section 5.1. Maintenance, Operation and Insuring of Project; Taxes; No Operation of Project by Authority. The Company hereby agrees that it will, at its own expense, maintain and operate all portions of the Project during their useful lives or until they are replaced with facilities necessary in their operation. The Company further agrees that, except for taxes contested in good faith, it will pay all taxes levied with respect to the Project Site and the Project (or payments in lieu thereof otherwise agreed to by the Company) and the income therefrom, that it will pay any other governmental charges, whether in the nature of an excise tax, fee, charge, fine or penalty imposed on or as a result of the construction, furnishing and equipping of the Project and that it will at its own expense keep the Project adequately insured by financially sound and reputable insurers, of a character usually insured by similar Persons engaged in the same or similar business and will at all times maintain adequate insurance against its liability for injury to Persons or property, which insurance shall be by financially sound and reputable insurers and shall without limitation provide the following coverages: comprehensive general liability, workers compensation and automobile liability. Evidence of such insurance will be furnished to the Bank and, if there is no Bank, to the Trustee upon request. Each insurance policy maintained by the Company related to the Project Site and the Project shall name the Authority, the Trustee and the Bank as additional insureds and shall contain a provision to the effect that the insurance company shall not cancel the same without first giving notice thereof to the Authority, the Trustee and the Bank at least thirty days in advance of such cancellation. Nothing contained in this Loan Agreement shall be deemed to authorize or require the Authority to operate the Project or to conduct any business enterprise in connection therewith.

Section 5.2. Authority's, Trustee's, Bank's, Fiscal Agent's Expenses; Release and Indemnification Provisions. The Company agrees, whether or not the transactions contemplated by the Company Documents and the Indenture shall be consummated, to indemnify and hold harmless the Authority, the Trustee, the Fiscal Agent, the Bank, and their officers, commissioners, directors, officials, employees, agents, counsel and financial advisor (any and all of the foregoing being hereinafter referred to as the "Indemnified Persons"), from and against any and all claims, actions, suits, proceedings, expenses, judgments, damages, penalties, fines, assessments, liabilities, charges or other costs (including, without limitation, all attorneys' fees and expenses incurred in connection with enforcing this Loan Agreement or collecting any sums due hereunder and any claim or proceeding or any investigation in connection therewith) relating to, resulting from or in connection with (a) any cause whatsoever in connection with the Project, the Project, and the Project Site, including, without limitation, the acquisition, design, construction, installation, equipping, operation, maintenance or use thereof or the financing thereof including any expenses arising from the failure to make payment of principal and interest on the Series 2004B Bonds; (b) any act or omission of the Company or any of its agents, contractors, servants, employees or licensees, in connection with the Project, the Project and the Project Site; (c) the issuance and sale of the Series 2004B Bonds; and (d) a misrepresentation or breach of warranty by the Company hereunder or under any of the Company Documents, or any violation by the Company of any of its covenants hereunder or under any of the other Company Documents. This indemnity is effective only with respect to any loss incurred by the Indemnified Persons not due to willful misconduct, gross negligence, or bad faith on the part of such Indemnified Persons. In case any action or proceeding shall be brought against one or more of the Indemnified Persons and in respect of which indemnity may be sought as provided herein, such Indemnified Person or Indemnified Persons shall promptly notify the Company in writing and the Company shall promptly assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person or Indemnified Persons, payment of all expenses and the right to negotiate and consent to settlement; but the failure to notify the Company as provided herein shall not relieve the Company from any liability that it may have (i) under this Section, so long as the Company is given the reasonable opportunity to defend such claim, and (ii) otherwise than under this Section. Any one or more of the Indemnified Persons shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the reasonable fees and expenses of such counsel shall be at the expense of such Indemnified Persons or Indemnified Persons unless (x) the employment of such counsel has been specifically authorized in writing by the Company, (y) the named parties to any such action (including any impleaded parties) include both the Company and such Indemnified Person or Indemnified Persons and representation of both the Company and such Indemnified Person or Indemnified Persons by the same counsel would be inappropriate due to actual or potential differing interests between them, or (z) the Indemnified Person or Indemnified Persons have been advised that one or more legal defenses may be available to any or all of them which may not be available to the Company in which case the Company shall not be entitled to assume the defense of such suit notwithstanding its obligation to bear the fees and expenses of such counsel. The Company shall not be liable for any settlement of any such action effected without its consent, but if settled with such consent or if there is a final judgment in any such action with or without consent, the Company agrees to indemnify and hold harmless the Indemnified Person or Indemnified Persons from and against any loss by reason of such settlement or judgment.

The provisions of this Section shall survive the termination of this Loan Agreement.

Section 5.3. Maintenance of Existence. The Company agrees that so long as any Series 2004B Bonds remain outstanding it shall maintain its existence as a corporation organized under the laws of the

State of Delaware and shall not merge or consolidate with any other entity and shall not transfer or convey all or substantially all of its property, assets and licenses; provided, however, the Company may, without violating any provision hereof:

(a) sell or otherwise dispose of obsolete, worn out, or defective equipment or equipment or other property of rights no longer necessary to the operation of the Pipeline (as defined in the Reimbursement Agreement); provided that (i) the cumulative book value of the equipment or other property sold or disposed of in connection with any transaction permitted pursuant to this clause (a) shall not exceed Five Million Dollars ($5,000,000) and (ii) except in the case of obsolete equipment and equipment or other property or rights no longer necessary to the operation of the Pipeline, such equipment is promptly replaced by the Company with suitable substitute equipment of substantially the same character and quality and at least equivalent useful life and utility to the extent that the failure to replace such equipment could reasonably be expected to have a Material Adverse Effect (as defined in the Reimbursement Agreement);

(b) sell or otherwise dispose of equipment or other property in the ordinary course of the business of the Company; provided that (i) at the time of such sale or disposition and after giving effect thereto, no Event of Default exists, (ii) the cumulative book value of the equipment or other property sold or disposed of in connection with (A) any one transaction permitted pursuant to this clause (b) shall not exceed Five Million Dollars ($5,000,000) and (B) all transactions permitted pursuant to this clause (b) in the aggregate shall not exceed Ten Million Dollars ($10,000,000) and (iii) the proceeds received from such sale or disposition are applied promptly to the replacement of such sold or disposed property with property of the same character and quality and at least equivalent useful life and utility to the extent that the failure to replace such equipment could reasonably be expected to have a Material Adverse Effect (as defined in the Reimbursement Agreement); and

(c) sell Permitted Investments for cash or other Permitted Investments.

Section 5.4. Agreement of Authority Not to Assign or Pledge. Except for the assignment and pledge of the Trust Estate in the Indenture and the Mortgage, the Authority agrees that it will not attempt to further assign, pledge, transfer or convey its interest in or create any assignment, pledge, lien, charge or encumbrance of any form or nature with respect to any of the property, moneys, securities and rights granted by the Authority to the Trustee under the Granting Clause of the Indenture.

Section 5.5. Reference to Series 2004B Bonds Ineffective After Series 2004B Bonds Paid. Upon Payment in Full of the Series 2004B Bonds and all fees and charges of the Trustee, the Bank and the Fiscal Agent, all references herein to the Series 2004B Bonds, the Fiscal Agent and the Trustee shall be ineffective and neither the Authority, the Fiscal Agent, the Trustee nor the holders of any of the Series 2004B Bonds shall thereafter have any rights hereunder and the Company shall have no further obligation hereunder, saving and excepting those that shall have theretofore vested and any right of any Indemnified Person (as defined in Section 5.2) to indemnification under Section 5.2, which right shall survive the payment of the Series 2004B Bonds and the termination of this Loan Agreement. Reference is hereby made to Section 7.01 of the Indenture which sets forth the conditions upon the existence or occurrence of which Payment in Full of the Series 2004B Bonds shall be deemed to have been made.

Section 5.6. Assignment, Sale or Lease of Project. The Company may assign its interest in this Loan Agreement and may sell, lease or otherwise dispose of the Project, the Project, or the Project Site, in whole or in part, provided that (a) the purchaser, lessee or transferee in such transaction shall be bound by the terms and provisions of this Loan Agreement and (b) such transaction shall not affect the liability of the Bank under the Letter of Credit or violate the terms of the Reimbursement Agreement.

Section 5.7. [Reserved].

Section 5.8. Compliance with Reimbursement Agreement. The Company hereby covenants and agrees that it will comply with all covenants and obligations applicable to it in the Reimbursement Agreement from time to time in effect or, if the Reimbursement Agreement is terminated prior to the termination of this Loan Agreement, the Company agrees to comply with all covenants and obligations applicable to it in the Reimbursement Agreement as in effect immediately prior to the termination thereof until the termination of this Loan Agreement and the payment of the Company's obligation hereunder.

Section 5.9. Inspection of Project. The Authority, the Trustee and their duly authorized agents shall have the right upon reasonable notice and at reasonable times to enter upon any part of the Project Site and examine and inspect the same as may be reasonably necessary for the purpose of determining whether the Company is in compliance with its obligations under Section 5.1 or in the event of failure of the Company to perform its obligations under Section 5.1, and the Authority, the Trustee and their duly authorized agents shall also have the right at all reasonable times to examine the books and records of the Company insofar as such books and records relate to the construction, furnishing, equipping and maintenance of the Project, the Project, and the Project Site.

Section 5.10. Project List. The Company shall maintain at the Project Site a list setting forth in reasonable detail all items constituting the Project.

Section 5.11. No Warranty of Condition or Suitability by Authority. The Company recognizes that the Authority does not deal in goods of the kind comprising components of the Project or otherwise hold itself out as having knowledge or skill peculiar to the practices or goods involved in the Project, and that the Authority is not one to whom such knowledge or skill may be attributed by its employment of an agent or broker or other intermediary who by his occupation holds himself out as having such knowledge or skill. The Company further recognizes that since the components of the Project have been and are to be designated and selected by the Company, THE AUTHORITY HAS NOT MADE AN INSPECTION OF THE PROJECT OR OF ANY FIXTURE OR OTHER ITEM CONSTITUTING A PORTION THEREOF, AND, EXCEPT AS OTHERWISE PROVIDED HEREIN, THE AUTHORITY MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED OR OTHERWISE, WITH RESPECT TO THE SAME OR TO THE LOCATION, USE, DESCRIPTION, DESIGN, MERCHANTABILITY, FITNESS FOR USE FOR ANY PARTICULAR PURPOSE, CONDITION OR DURABILITY THEREOF, TO THE QUALITY OF THE MATERIAL OR WORKMANSHIP THEREIN, IT BEING AGREED THAT ALL RISKS INCIDENT THERETO ARE TO BE BORNE BY THE COMPANY. IN THE EVENT OF ANY DEFECT OR DEFICIENCY OF ANY NATURE IN THE PROJECT OR ANY FIXTURE OR OTHER ITEM CONSTITUTING A PORTION THEREOF, WHETHER PATENT OR LATENT, THE AUTHORITY SHALL HAVE NO RESPONSIBILITY OR LIABILITY WITH RESPECT THERETO. THE PROVISIONS OF THIS SECTION HAVE BEEN NEGOTIATED AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY WARRANTIES OR REPRESENTATIONS BY THE AUTHORITY, EXPRESS OR IMPLIED (TO THE EXTENT PERMITTED BY APPLICABLE LAW), WITH RESPECT TO THE PROJECT OR ANY FIXTURE OR

OTHER ITEM CONSTITUTING A PORTION THEREOF, WHETHER ARISING PURSUANT TO THE U.C.C. OR ANOTHER LAW NOW OR HEREAFTER IN EFFECT OR OTHERWISE.

ARTICLE VI

EVENTS OF DEFAULT AND REMEDIES

Section 6.1. Events of Default Defined. The following shall be "Events of Default" hereunder and the term "Event of Default" shall mean, whenever it is used herein, any one or more of the following events:

(a)   failure by the Company to make any payment required to be made under the Note or Section 4.2(a) when the same becomes due and payable;

(b)   failure by the Company to make any payment required to be made under the Lease Agreement when due or within any applicable cure period;

(c)   failure by the Company to observe or perform any agreement hereunder or on its part to be observed or performed, other than as referred to in subsection (a) of this Section, for a period of thirty (30) days after receipt of written notice of such failure, specifying such failure and requesting that it be remedied, given to the Company and to the Bank by the Authority or the Trustee, unless the Authority and the Trustee shall agree in writing to an extension of such time prior to its expiration; provided, however, if the failure stated in the notice cannot be corrected within the applicable period, the Authority and the Trustee will not unreasonably withhold their consent to an extension of such time if it is possible to correct such failure and corrective action is instituted by the Company or the Bank within the applicable period and diligently pursued until the failure is corrected;

(d)   any representation by or on behalf of the Company contained in this Loan Agreement or in any instrument furnished in compliance with or in reference to this Loan Agreement proves false or misleading in any material respect as of the date of the making or furnishing thereof,

(e)   an "Event of Default", as defined in the Indenture, occurs under the Indenture and is not cured or continues beyond any applicable grace period;

(f)   an "Event of Default", as defined in the Reimbursement Agreement occurs under the Reimbursement Agreement and is not cured or continues beyond any applicable grace period; or

(g)   an "Event of Default", as defined in the Lease Agreement, occurs under the Lease Agreement and is not cured or continues beyond any applicable grace period;

provided, however, that the occurrence of an event described in Section 6.1(d) shall not constitute an "Event of Default" hereunder, without the prior written consent of the Bank.

The Company and the Authority hereby authorize the Bank to do any and all things necessary to correct any default described in paragraph (c) above on behalf of the Company.

The foregoing provisions of subsection (c) of this Section are subject to the following limitations: If by reason of force majeure, the Company is unable in whole or in part to carry out the agreements on its part therein referred to, the failure to perform such agreements due to such inability shall not constitute an Event of Default nor shall it become an Event of Default upon appropriate notification to the Company or the passage of the stated period of time. The term "force majeure" as used herein shall mean, without limitation, the following: acts of God; strikes, lockouts or other industrial disturbances; acts of public enemies; orders of any kind of the government of the United States of America or of the State or any of their departments, agencies, political subdivisions or officials, or any civil or military authority; insurrections; riots; epidemics; landslides; lightning; earthquakes; fires; hurricanes; tornadoes; storms; floods; washouts; droughts; arrests; restraint of government and people; civil disturbances; explosions; breakage or accident to machinery, transmission pipes or canals; partial or entire failure of utilities; or any other cause or event not reasonably within the control of the Company. The Company agrees, however, to remedy with all reasonable dispatch the cause or causes preventing the Company from carrying out its agreements; provided, that the settlement of strikes, lockouts and other industrial disturbances shall be entirely within the discretion of the Company, and the Company shall not be required to make settlement of strikes, lockouts and other industrial disturbances by acceding to the demands of the opposing party or parties when such course is, in the judgment of the Company, unfavorable to the Company.

Section 6.2. <u>Remedies</u>. Whenever an Event of Default shall have happened and be continuing, the Trustee, as the assignee and pledgee of the Authority under the Indenture, shall take any one or more of the following remedial steps, subject to Section 8.14 of the Indenture:

(a)   The Trustee may declare all payments of principal and accrued interest required to be made under the Note to be immediately due and payable, whereupon the same shall become immediately due and payable. Contemporaneously with such declaration, the Trustee shall notify the Company and the Authority that the Note has been accelerated. If the Trustee elects to exercise the remedy afforded in this subsection (a) the amount then due and payable by the Company as accelerated payments shall be the sum of (1) the aggregate principal amount of the outstanding Series 2004B Bonds, (ii) all interest on the Series 2004B Bonds then due and to become due to the date of payment of the principal of the Series 2004B Bonds, and (iii) all other amounts due and payable to the Authority, if any, to the Series 2004B Bondholders or to the Trustee with respect to the payment of the Series 2004B Bonds, including Counsel reasonable fees actually incurred; and

(b)   Subject to the provisions of Section 6.5 hereof, the Trustee may take whatever action at law or in equity may appear necessary or desirable to collect any sums then due and thereafter to become due hereunder or to enforce performance and the observance of any agreement of the Company hereunder or under the Note.

Any amounts collected pursuant to action taken under this Section shall be paid into the Series 2004B Redemption Account of the Bond Fund and applied in accordance with the provisions of the Indenture and after Payment in Full of the Series 2004B Bonds and the payment of any costs occasioned by an Event of Default hereunder, any excess moneys in the Series 2004B Redemption Account of the Bond Fund shall be returned to the Company.

Section 6.3. <u>No Remedy Exclusive</u>. Subject to the provisions of Section 6.5 hereof, no remedy herein conferred upon or reserved to the Trustee is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy hereunder or now or hereafter existing at law, in equity or by statute. No delay or omission to exercise any right or power accruing upon the occurrence of any event of default shall impair any such right or power or shall be construed to be a waiver thereof, but any such right or power may be exercised from time to time and as often as may be deemed expedient. The Trustee and the holders of the Series 2004B Bonds, subject to the provisions of the Indenture, shall be entitled to the benefit of all agreements herein contained.

Section 6.4. <u>Agreement to Pay Counsel Fees and Expenses</u>. If there should occur a default or an Event of Default hereunder and the Trustee or the Authority should employ Counsel or incur other reasonable expenses for the collection of sums due hereunder or the enforcement of performance or observance of any agreement on the part of the Company herein contained, the Company agrees that it will on demand therefor pay to the Trustee or the Authority the reasonable fee of such Counsel and such other reasonable expenses so incurred by the Trustee or the Authority.

If the Company should fail to make any payments required in this Section, such item shall continue as an obligation of the Company until the same shall have been paid in full, with interest thereon from the date such payment was due at the rate per annum borne by the Series 2004B Bonds until paid in full.

Section 6.5. <u>Waiver of Events of Default and Rescission of Acceleration</u>. If, in compliance with the requirements of Section 8.10 of the Indenture, the Trustee shall waive any Event of Default as therein defined with the written consent of the Bank and its consequences or rescind any declaration of acceleration of payments of the principal or and interest on the Series 2004B Bonds, such waiver shall also waive any Event of Default hereunder and its consequences and such rescission of a declaration of acceleration of the principal of and interest on the Series 2004B Bonds shall also rescind any declaration of any acceleration of all payments required to be made under <u>Section 4.2</u>. In case of any such waiver or rescission , or in case any proceeding taken by the Trustee on account of any such Event of Default shall have been discontinued or abandoned or determined adversely, then and in every such case the Authority, the Company, the Trustee, the Bank and the holders of the Series 2004B Bonds shall be restored to their former positions and rights hereunder, but no such waiver or rescission shall extend to any subsequent or other event of default or impair any right consequent thereon.

ARTICLE VII

PREPAYMENT UNDER AGREEMENT

Section 7.1. <u>Option to Prepay the Note</u>. The Company shall have the option (with the consent of the Bank) to prepay the Note prior to maturity in whole or in part but only on or after February 1, 2014 and to direct the Trustee to redeem the Series 2004B Bonds in whole or in part pursuant to the Indenture. To exercise the option granted in this subsection, the Company shall, not less than 45 days prior to the redemption date on which the Company elects to cause such prepayment, give written notice to the Authority, the Bank, the Trustee of its intention to prepay such installment payments and shall specify therein the principal amount of Series 2004B Bonds to be redeemed upon such date. Upon the exercise of any such option, the Company shall direct the Trustee to redeem the Series 2004B Bonds in whole or in part on the date specified in such notice and shall make arrangements satisfactory to the Trustee for the giving of the required notice of redemption of the Series 2004B Bonds. On or before the redemption date, sufficient Eligible Investments shall be on deposit with the Trustee to redeem the Series 2004B Bonds as provided in the Indenture; provided however, that the obligation of the Company to make any such payment shall be deemed to be satisfied and discharged to the extent of the corresponding drawing and payment made under the Letter of Credit. In addition, if the Company elects to prepay the installment payments hereunder in full, it shall pay to the Trustee or make provision for the payment satisfactory to the Trustee of an amount of money equal to the Trustee's and Fiscal Agent's reasonable and agreed upon fees and expenses accrued and to accrue through such redemption date.

Section 7.2. <u>Obligations After Payment of Note and Termination of Loan Agreement</u>. Notwithstanding anything contained herein to the contrary, the obligations of the Company contained in Sections 4.2(d), 4.4, 5.2 and 6.4 shall continue after payment of the Note and termination of this Loan Agreement.

ARTICLE VIII
MISCELLANEOUS

Section 8.1. <u>Term of Agreement</u>. Except as provided in Sections 5.2 and 6.5, this Loan Agreement shall terminate when Payment in Full of the Series 2004B Bonds shall have been made.

Section 8.2. <u>Notices</u>. All notices, approvals, consents, requests and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand or sent by overnight courier, or (ii) when mailed by first class registered or certified mail, return receipt requested, postage prepaid, and addressed as follows or (unless specifically prohibited) when telexed or telecopied to the telex or telecopy numbers as follows:

    (1)   If to the Authority:

        Owensboro-Daviess County Industrial Development Authority
        335 Frederica Street
        P. O. Box 825
        Owensboo, Kentucky 42302-0825
        270.926.7888

(2)   If to the Company:

Southern Star Central Gas Pipeline, Inc.
3800 Frederica Street
Owensboro, Kentucky 42301
270.852.5000
270.683.5373 – fax

with a copy to:

Southern Star Central Corp.
c/o AIG Highstar Capital, L.P.
599 Lexington Avenue, 25th Floor
New York, New York 10022
Attn: Michael Walsh
646.735.0558
646.735.0795 - fax

(3)   If to the Trustee:

U.S. Bank National Association
425 Walnut Street
Cincinnati, Ohio 45201
513.632.4427
513.632.5511 - fax

(4)   If to the Bank:

U.S. Bank National Association
700 Frederica Street
Owensboro, Kentucky   42301
270.926.5353
270.926.5303 – fax

A duplicate copy of each notice, approval, consent, request or other communication given hereunder by the Authority, the Company, the Trustee or the Bank to any one of the others shall also be given to all of the others. The Authority, the Company, the Trustee and the Bank may, by notice given hereunder, designate any further or different addresses to which subsequent notices, approvals, consents, requests or other communications shall be sent or persons to whose attention the same shall be directed.

Section 8.3. Binding Effect. This Loan Agreement shall inure to the benefit of and shall be binding upon the Authority, the Company, and their respective successors and assigns.

Section 8.4. Severability. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

Section 8.5. Amounts Remaining in Series 2004B Redemption Account of the Bond Fund. It is agreed by the parties hereto that any amounts remaining in the Series 2004B Redemption Account of the Bond Fund and Series 2004B Account of the Construction Fund upon expiration or sooner termination of this Loan Agreement, after Payment in Full of the Series 2004B Bonds, payment of the fees, charges and expenses of the Trustee, the Fiscal Agent and the Bank (including, without limitation, the fees and expenses of their respective Counsel), and payment of all other amounts required to be paid under the Indenture and under the Reimbursement Agreement shall be paid immediately to the Company by the Trustee.

Section 8.6. Reliance by Authority. The Authority shall have the right at all times to act in reliance upon the authorization, representation or certification of the Company Representative or the Trustee.

Section 8.7. Authority's Obligations Limited. Except as otherwise expressly herein provided, no recourse under or upon any obligation or agreement contained in this Loan Agreement or in any Series 2004B Bond or under any judgment obtained against the Authority, or by the enforcement of any assessment or by any legal or equitable proceeding by virtue of any constitution or statute or otherwise or under any circumstances, under or independent of the Indenture, shall be had against the Authority.

Notwithstanding anything in this Loan Agreement to the contrary, it is expressly understood and agreed by the parties hereto that (a) the Authority may rely conclusively on the truth and accuracy of any certificate, opinion, notice or other instrument furnished to the Authority by the Trustee or the Company as to the existence of any fact or state of affairs required hereunder to be noticed by the Authority; (b) the Authority shall not be under any obligation hereunder to perform any record-keeping or to provide any legal services, it being understood that such services shall be performed either by the Trustee or the Company; and (c) none of the provisions of this Loan Agreement shall require the Authority to expend or risk its own funds or to otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder, unless it shall first have been adequately indemnified to its satisfaction against the cost, expenses and liability which may be incurred thereby.

Notwithstanding anything herein contained to the contrary, any obligation which the Authority may incur under this Loan Agreement or under any instrument executed in connection herewith which shall entail the expenditure of money shall not be a general obligation of the Authority but shall be a limited obligation payable solely from any revenues.

Section 8.8. Immunity of Directors, Officers and Employees of Authority. No recourse shall be had for the enforcement of any obligation, promise or agreement of the Authority contained in the Indenture, this Loan Agreement or in any Series 2004B Bond issued under the Indenture for any claim based thereon or otherwise in respect thereof, against any director, officer, employee or agent, as such, in his or her individual capacity, past, present or future, of the Authority or of any successor corporation, either directly or through the Authority or any successor corporation, whether by virtue of any constitutional provision, statute or rule of law, or by the enforcement of any assignment or penalty or otherwise; it being expressly agreed and understood that the Series 2004B Bond, the Indenture and this Loan Agreement are solely corporate obligations, and that no personal liability whatsoever shall attach to, or be incurred by, any director, officer, employee or agent, as such, past, present or future, of the Authority or of any successor, either directly or through the Authority or any successor, under or by reason of any of the obligations, promises or agreements entered into between the Authority and the

Company whether contained in this Loan Agreement or to be implied therefrom as being supplemental hereto or thereto, and that all personal liability of that character against every such director, officer, employee or agent is, by the execution of this Loan Agreement and the Indenture, and as a condition of, and as part of the consideration for, the execution of this Loan Agreement and the Indenture, expressly waived and released.

Section 8.9. <u>Payments by Bank</u>. The Bank shall, to the extent of any payments made by it pursuant to the Letter of Credit, be subrogated to all rights of the Authority or its assigns (including, without limitation, the Trustee) as to all obligations of the Company with respect to which such payments shall be made by the Bank, but, so long as any of the Series 2004B Bonds remain Outstanding under the terms of the Indenture, such right of subrogation on the part of the Bank shall be in all respects subordinate to all rights and claims of the Authority for all payments which are then due and payable under the Indenture or otherwise arising under this Loan Agreement, the Indenture or the Series 2004B Bonds. The Trustee will, upon request, execute and deliver any instrument reasonably requested by the Bank to evidence such subrogation and the Trustee shall assign to the Bank its rights in any obligations of the Company with respect to which payment of the entire principal balance and accrued interest thereon shall be made by the Bank.

Section 8.10. <u>Amendments, Changes and Modifications</u> Except as otherwise provided herein this Loan Agreement and the Note may not be effectively amended or terminated without the written consent of the Authority, the Company and the Bank, which consent shall not be unreasonably withheld. This Loan Agreement may be modified, altered, amended or supplemented in accordance with the Indenture in order to obtain a rating of the Series 2004B Bonds by the Rating Agency.

Section 8.11. <u>Counterparts</u>. This Loan Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Section 8.12. <u>Captions</u>. The captions and headings herein are for convenience only and in no way define, limit or describe the scope or intent of any provisions hereof.

Section 8.13. <u>Law Governing Construction of Agreement</u>. This Loan Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State.

Section 8.14. <u>No Third Party Beneficiaries</u>. It is specifically agreed between the parties executing this Loan Agreement that neither this Loan Agreement nor any of the provisions hereof are intended to establish in favor of the public or any member thereof, other than the Trustee and as otherwise expressly provided herein, including assignment of the Authority's rights under this Loan Agreement to the Trustee pursuant to the Indenture, the rights of a third party beneficiary hereunder, as to authorize any one not a party to this Loan Agreement to maintain a suit for personal injuries or property damage pursuant to the terms or provisions of this Loan Agreement. The duties, obligations and responsibilities of the parties to this Loan Agreement with respect to third parties shall remain as imposed by law.

[Signatures on following pages]

IN WITNESS WHEREOF, the Authority and the Trustee have caused this Loan Agreement to be executed in their respective names and attested by their respective duly authorized officers, all as of the date first above written.

	OWENSBORO-DAVIESS COUNTY
	INDUSTRIAL DEVELOPMENT
ATTEST:	**AUTHORITY**

By:/s/ Eric J. Davis_____   **By:/s/ Dean Stanley_____**
Title: Secretary   **Title:President**

	SOUTHERN STAR CENTRAL GAS
	PIPELINE, INC.
ATTEST:	

By: /s/ Beverly H. Griffith_____   **By:/s/ Michael Walsh_____**
Title: Corporate Secretary   **Title: President**

COMMONWEALTH OF KENTUCKY   )
) SS
COUNTY OF DAVIESS   )

The foregoing instrument was acknowledged before me this Jan. 26, 2004, by Dean Stanley**,** as Chairman, and Eric J. Davis**,** as Secretary, of **Owensboro-Daviess County Industrial Development Authority,** on behalf of the Authority.

My commission expires: /s/ Carey S. Haynes_____
9/20/06   Notary Public, State at Large

STATE OF NEW YORK   )
) SS
COUNTY OF NEW YORK   )

   The foregoing instrument was acknowledged before me this Jan. 26, 2004, by Michael Walsh**,** serving as President and Beverly H. Griffith, serving as Corporate Secretary, of **Southern Star Central Gas Pipeline, Inc.,** a Delaware corporation, on behalf of the Company.

My commission expires: /s/ Joanna C. Myssura_____
1/3/06   Notary Public, State at Large

COMMONWEALTH OF KENTUCKY   )

)

COUNTY OF DAVIESS   )

       I,<u>Mike Libs</u>, Clerk in and for the County and State aforesaid, hereby certify that on this the $3^{\underline{rd}}$ day of <u>February</u>, 2004, the foregoing Loan Agreement was filed in my office to be and has been together with the foregoing certificates attached hereto, recorded in Deed Book <u>778</u>, Page <u>760</u>.

                                              <u>Mike Libs by D. Campbell, dc</u>

                                              Clerk

This instrument was prepared by
the undersigned, Attorney at Law:

<u>/s/ William L. Skees, Jr.</u>
William L. Skees, Jr.
Frost Brown Todd LLC
400 W. Market Street, 32ⁿᵈ Flr.
Louisville, KY 40202
502-589-5400

EXHIBIT A

DESCRIPTION OF PROJECT

   The construction and equipping of a new office facility for the Company located at Highway 56 just west of its intersection with Highway 81.

EXHIBIT B

FORM OF NOTE

PROMISSORY NOTE

Southern Star Central Gas Pipeline, Inc.

$5,535,000   February 3, 2004

Southern Star Central Gas Pipeline, Inc., a Delaware corporation (the "Company"), for value received, hereby promises to pay to the Owensboro-Daviess County Industrial Development Authority (the "Authority"), or assigns, on or before January 1, 2024, the principal sum of Five Million Five Hundred Thirty-Five Thousand Dollars ($5,535,000), subject to prior payment, with interest on the unpaid principal sum, from January 1, 2004, until said principal sum shall be paid, and to the extent permitted by law. Interest shall be payable at the interest rates payable on the Series 2004B Bonds, and the principal of, premium, if any, and interest on this Note shall be payable at the times as set forth in more detail in the Indenture and the Bonds (as such terms are defined below).

Loan Payments, as defined in the Loan Agreement, shall be made in lawful money of the United States of America in immediately available funds on each Loan Payment Date, as defined in the Loan Agreement, as set forth in the attached Amortization Schedule, subject to the provisions of the Loan Agreement. Loan Payments shall be made at the principal corporate trust office of U.S. Bank National Association, as trustee (the "Trustee") in Cincinnati, Ohio, or at such other place as the Trustee may direct in writing.

Notwithstanding anything herein to the contrary, any amount held by the Trustee in the Series 2004B Redemption Account of the Bond Fund referred to in the Indenture, which is available to be used to pay the principal of or interest on the Series 2004B Bonds, shall, at the request of the Company, be credited against the next succeeding payment hereunder and shall reduce the payment to be made by the Company, provided that at any time during which a Letter of Credit, as defined in the Indenture, is in effect, such amounts shall be in Eligible Investments, as defined in the Indenture, before such credit shall be made. If the amount held by the Trustee in the Series 2004B Redemption Account of the Bond Fund should be sufficient to pay at the times required the principal of, premium, if any, and interest on the Series 2004B Bonds then remaining unpaid, to pay all Loan Payments due under the Loan Agreement, and to pay all fees and expenses of the Trustee, the Authority and the Fiscal Agent (as defined in the Indenture) accrued and to accrue through final payment of the Series 2004B Bonds (provided that at any time during which a Letter of Credit with respect to the Series 2004B Bonds is in effect such amounts constitute Eligible Investments), then the Company shall not be obligated to make any further payments hereunder, except to the extent losses may be incurred in connection with investment of moneys in the Series 2004B Redemption Account of the Bond Fund.

The Authority, by the execution of the Indenture, as hereinafter defined, and the assignment form at the foot of this Note, is assigning this Note and the payments thereon to the Trustee acting pursuant to a Trust Indenture, dated as of January 1, 2004, (the "Indenture"), between the Authority and the Trustee as security for the Authority's $5,535,000 aggregate principal amount of Owensboro-Daviess County

Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B (the "Series 2004B Bonds"), as issued pursuant to the Indenture. Payments of principal of and interest on this Note shall be made directly to the Trustee for the account of the Authority pursuant to such assignment and applied first to the principal of and interest on the Series 2004B Bonds and thereafter to the extent necessary to the principal of and interest on the Series 2004B Bonds. All obligations of the Company hereunder shall terminate when all sums due and to become due pursuant to the Indenture, this Note, the Loan Agreement, as hereinafter defined, and the Series 2004B Bonds have been paid.

In addition to the payments of principal and interest specified in the first paragraph hereof, the Company shall also pay such additional amounts, if any, which, together with other moneys available therefor pursuant to the Indenture, may be necessary to provide for payment when due (whether at maturity, by acceleration or call for redemption, redemption or otherwise) of principal, premium, if any, and interest on the Series 2004B Bonds.

The Company shall have the option or may be required to prepay this Note in whole or in part upon the terms and conditions and in the manner specified in the Loan Agreement dated as of January 1, 2004 (the "Loan Agreement"), between the Authority and the Company.

This Note is issued pursuant to the Loan Agreement to evidence the Company's payment obligation in Section 4.2(a) thereof and is entitled to the benefits and subject to the conditions thereof, including the provisions of Section 4.5 thereof that the Company's obligations thereunder and hereunder shall be unconditional as provided in such Section 4.5. All the terms, conditions and provisions of the Loan Agreement and the applicable provisions of the Series 2004B Bonds and the Indenture are, by this reference thereto, incorporated herein as a part of this Note, including, without limitation, the provisions of Section 8.8 of the Loan Agreement entitled "Immunity of Directors, Officers and Employees of the Authority."

In case an Event of Default, as defined in the Loan Agreement, shall occur, the principal of and interest on this Note may be declared immediately due and payable as provided in the Loan Agreement. This Note shall be governed by, and construed in accordance with, the laws of the Commonwealth of Kentucky.

IN WITNESS WHEREOF, the Company has caused this Note to be executed in its corporate name and its seal to be hereunto affixed and attested by its duly authorized officers, all as of the date first above written.


**SOUTHERN STAR CENTRAL GAS
PIPELINE, INC.**


ATTEST:

By:_____   **By:**_____

Title:_____   **Title:**_____

ASSIGNMENT

The Owensboro-Daviess County Industrial Development Authority (the "Authority"), hereby irrevocably assigns, without recourse, the foregoing Note to U.S. Bank National Association, as Trustee under a Trust Indenture, dated as of January 1, 2004 (the "Indenture"), between the Authority and the Trustee and hereby directs Southern Star Central Gas Pipeline, Inc. (the "Company") as the maker of the Note to make all payments of principal of and interest thereon directly to the Trustee at its principal corporate trust office in Cincinnati, Ohio, or at such other place as the Trustee may direct in writing. Such assignment is made as security for the payment of the Authority's $_____ aggregate principal amount of Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004B (the "Series 2004B Bonds"), issued pursuant to the Indenture.

OWENSBORO-DAVIESS COUNTY INDUSTRIAL DEVELOPMENT AUTHORITY

ATTEST:

By:_____   **By:**_____

Title:_____   **Title:**_____

EXHIBIT C

CERTIFICATE OF COMPLETION

The undersigned, _____, as an authorized officer of Southern Star Central Gas Pipeline, Inc. (the "Company"), hereby certifies that, pursuant to that certain Loan Agreement, dated as of January 1, 2004 (the "Agreement"), between the Company and Owensboro-Daviess County Industrial Development Authority (the "Authority"), that as of the date written below:

(a) the Cost of the Project (as defined in the Loan Agreement) was $_____;

(b) the construction, furnishing and equipping of the Project (as defined in the Loan Agreement) have been completed substantially in accordance with Section 3.1 of the Loan Agreement;

(c) except for amounts retained by U.S. Bank National Association, as trustee, for the Cost of the Project not then due and payable, the full Cost of the Project has been paid.

This Certificate is given without prejudice to any rights against third parties which exist at the date of this Certificate or which may subsequently come into being.

Given this _____ day of _____, 200____.

                                                    SOUTHERN STAR CENTRAL GAS
                                                              PIPELINE, INC.

ATTEST:

By:_____   **By:**_____

Title:_____   **Title:**_____

EXHIBIT D

SERIES B
DISBURSEMENT REQUEST

STATEMENT NO. _____ REQUESTING DISBURSEMENT OF FUNDS FROM THE CONSTRUCTION FUND PURSUANT TO THE TRUST INDENTURE, DATED AS OF JANUARY 1, 2004, BETWEEN THE OWENSBORO-DAVIESS COUNTY INDUSTRIAL DEVELOPMENT AUTHORITY AND U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE, AND THE LOAN AGREEMENT DATED AS OF JANUARY 1, 2004, BETWEEN THE OWENSBORO-DAVIESS COUNTY INDUSTRIAL DEVELOPMENT AUTHORITY AND SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

Pursuant to Article V, Section 5.02 of the Trust Indenture, dated as of January 1, 2004 (the Indenture"), between the Owensboro-Daviess County Industrial Development Authority (the "Authority") and U.S. Bank National Association, as trustee (the "Trustee"), and Section 3.8 of the Loan Agreement dated as of January 1, 2004 (the "Loan Agreement") between the Authority and Southern Star Central Gas Pipeline, Inc. (the "Company"), the Company hereby requests and authorizes the Trustee, as depository of the Construction Fund created and established under the Indenture, to pay to the payees set forth on Schedule 1 hereto, including, if applicable, the Company, out of the moneys on deposit in the Series 2004B Account of such Fund, the sums set forth on Schedule 1 with respect to each payee as payment [in part/in full] of the Cost of the Project (as defined in the Loan Agreement) incurred in connection with the construction, furnishing, and equipping of the Project as more fully set forth in the Application and Certificate for Payment, AIA document G-702 attached hereto. Words and terms with initial capital letters used as defined words and terms herein and not otherwise defined herein shall have the meaning given them in the Indenture.

In connection with the foregoing request and authorization, the undersigned hereby certifies that:

(1) The portion of the work on the Project for which payment is being disbursed hereunder has been satisfactorily completed in accordance with the terms and conditions set forth in the Indenture the Reimbursement Agreement and other applicable documents.

(2) Each item for which disbursement is requested hereunder is related to the construction, furnishing and equipping of the Project, is properly payable out of the Series 2004B Account of the Construction Fund in accordance with the terms and conditions of the Indenture and none of those items has formed the basis for any disbursement heretofore made from the Series 2004B Account.

(3) Each such item is or was necessary in connection with the labor component of the construction, furnishing and equipping of the Project.

(4) The Project Site and the Project are free and clear of all liens and encumbrances for labor or material and all contractors, subcontractors and materialmen retained by the Company, and all contractors, subcontractors and materialmen performing the work on the Project have been, or upon receipt by such parties of payment of their respective amount covered by this disbursement request will be paid in full, except for any permitted retainages and those costs which the Company is contesting in good faith and with due diligence.

(5) This statement and all exhibits hereto, including the Application and Certificate for Payment, AIA Form G-702, shall be conclusive evidence of facts and statements set forth herein and shall constitute full warrant, protection and authority to the Trustee for its actions taken pursuant hereto.

(6) The Company has obtained and has attached hereto an updating endorsement to the Owner's title Insurance Policy No. _____ (the "Title Insurance Policy") issued by _____ (the "Title Company") in the form of ALTA Form B-1970 (rev. 10-17-70), which increases the coverage provided under the Title Insurance Policy to $_____, which is no less than the sum of all amounts expended through the date hereof from all Funds plus the amount requested hereby to be disbursed, and the Title Insurance Policy as so endorsed continues to insure fee simple, indefeasible title to the Project Site in the Authority without any exception for facts or matters that would be disclosed by a survey, any exceptions for unfiled mechanic's, laborer's or materialmen's liens, parties in possession, or any other of the "Schedule B" standard or general exceptions, and subject only to zoning ordinances (if any), any real estate taxes and assessments which are a lien but not yet due and payable, and those encumbrances and matters set forth in exhibits attached hereto (the "Permitted Encumbrances").

This _____ day of _____, 200_____.

The undersigned construction manager hereby approves this Disbursement Request and further certifies that the portion of the work on the Project for which payment is being disbursed hereunder has been satisfactorily completed in accordance with the terms and conditions set forth in the Indenture.

By:_____
   Construction Manager

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

ATTEST:

By:_____   **By:_____**

Title:_____   **Title:_____**

APPROVED BY:

U.S. BANK NATIONAL ASSOCIATION

By:_____

Title:_____

Date:_____

By:_____

Title:_____

Date:_____

Material Litigation

United States ex rel. Grynberg v. Williams Natural Gas Co., MDL Docket No. 1293 (99-MD-1614), Civil Action No. 97-D-1428 (District of Colorado)

In 1998, the U.S. Department of Justice informed Southern Star Central Gas Pipeline, Inc. (SSCGP) that Jack Grynberg, an individual, had filed claims in the U.S. District Court for the District of Colorado and various other federal districts under the False Claims Act against SSCGP (formerly Williams Natural Gas Co.) and approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons, known as the Grynberg Litigation. The relief sought was an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys' fees and costs. On April 9, 1999, the Department of Justice announced that it was declining to intervene in any of the Grynberg qui tam cases; including the action filed against SSCGP in the U.S. District Court for the District of Colorado. On October 21, 1999, the Panel on Multi-District Litigation transferred all of the Grynberg qui tam cases, including those filed against Central, to the U.S. District Court for the District of Wyoming for pre-trial purposes. Grynberg's measurement claims remain pending against SSCGP and the other defendants. The defendants' obligation to file answers has been stayed, and thus far discovery has been limited to public disclosure/original source jurisdictional issues. Currently, certain coordinating defendants, including SSCGP, are preparing an original source motion which will argue that Grynberg does not meet the requirements for qui tam plaintiffs because he is not the original source of the allegations. The special master appointed by the United States District Court has scheduled a December 12, 2003 hearing, one of the purposes of which is to discuss procedures for raising and resolving the issues relating to subject matter jurisdiction.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 99C30, District Court, Stevens County, Kansas

On June 8, 2001, SSCGP was named as a defendant in a nationwide class action lawsuit filed in the District Court of Stevens County, Kansas. In this putative class action, the named plaintiffs (the Plaintiffs) have sued over fifty (50) defendants, including SSCGP. Asserting theories of civil conspiracy, aiding and abetting, accounting and unjust enrichment, their Fourth Amended Class Action Petition alleges that the defendants have undermeasured the volume of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On August 22, 2003, an answer to that pleading denying liability was filed on behalf of SSCGP. Despite a denial by the court on April 10, 2003 of their original motion for class certification, the Plaintiffs have indicated that they will continue to seek the certification of a class.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 03C23, District Court, Stevens County, Kansas

In this putative class action, the same named Plaintiffs from the action discussed above have sued the same defendants, including SSCGP. In this action, the Plaintiffs assert substantially identical legal and./or equitable theories. The Original Class Action Petition alleges that the defendants have undermeasured the BTU content of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On November 10, 2003, an answer to that pleading denying liability was filed on behalf of SSCGP.

KCP&L v. Bibb and Associates, et al.

KCP&L brought suit on April 3, 2001, in the Circuit Court of Jackson County, Missouri against SSCGP and numerous other defendants. The litigation arises from a boiler explosion at KCP&L's Hawthorn 5 power plant on February 17, 1999. Plaintiff's claims against SSCGP allege inadequate odorization of the natural gas transported to the plant. The action seeks damages from all defendants for rebuilding the facility as well as the cost of replacement power for the time the facility was down. SSCGP's defense is that we had no duty pursuant to our contract with KCPL to odorize at the facility, and even if we had this duty, we did odorize (due to the fact that the portion of the system involved is located in a Class 3 location and odorization is required by DOT), and that odorization levels were adequate. We have taken a number of depositions of KCPL employees, none of who allege any reason to believe that they would have had any reason to smell gas. SSCGP has retained an expert in DOT regulations to support our position that we had no duty to odorize, as well as retaining experts to support our position that odorization was adequate. A Motion for Summary Judgment on the issue of the duty to odorize, as well as other legal defenses to the claim, was filed on September 15, 2003. On December 15, 2003, SSCGP's Motion for Summary Judgment was denied by the judge. On January 15, 2004, prior to formal trial activities commencing, KCPL and Southern Star came to a settlement with regard to this claim.

Exhibit 10.4

LEASE AGREEMENT

From

OWENSBORO-DAVIESS COUNTY INDUSTRIAL

DEVELOPMENT AUTHORITY

To

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

Dated as of January 1, 2004

NOTICE: Certain rights of the Owensboro-Daviess County Industrial Development Authority (the "Authority") under this Lease Agreement have been assigned and pledged to, and are subject to a security interest in favor of, U.S. Bank National Association, Cincinnati, Ohio, as Trustee under the Trust Indenture (the "Trustee"), dated as of even date herewith, as amended or supplemented from time to time, between the Authority and the Trustee, which secures $3,465,000 in aggregate principal amount of Owensboro-Daviess County Industrial Development Authority Taxable Revenue Bonds (Southern Star Central Gas Pipeline, Inc. Project), Series 2004A. The rights of Southern Star Central Gas Pipeline, Inc. under this Lease Agreement and the fee interest of the Authority in the Project have been mortgaged to U.S. Bank National Association pursuant to the Mortgage and Security Agreement from the Authority and Borrower to the Lender dated as of even date herewith, as amended or supplemented from time-to-time.

LEASE AGREEMENT

THIS LEASE AGREEMENT (this "Lease Agreement") is entered into as of January 1, 2004, by and between **Owensboro-Daviess County Industrial Development Authority** (the "Authority"), a body politic and corporate created and existing under the laws of the Commonwealth of Kentucky, as lessor, and **Southern Star Central Gas Pipeline, Inc.** (the "Company"), a corporation created and existing under the laws of the State of Delaware and duly authorized to transact business in the Commonwealth of Kentucky, with its principal place of business in Owensboro, Kentucky, as lessee hereunder;

WITNESSETH:

That the parties hereto, intending to be legally bound hereby and for and in consideration of the mutual agreements herein contained, DO HEREBY AGREE, as follows:

ARTICLE I

DEFINITIONS AND CERTAIN RULES OF INTERPRETATION.

Section 1.1. Definitions. In addition to the words and terms elsewhere defined herein, the following words and terms as used herein shall have the same meanings as those set forth in that certain Trust Indenture, dated as of January 1, 2004 (the "Indenture") by and between the Owensboro-Daviess County Industrial Development Authority (the "Authority") and U.S. Bank National Association (the "Trustee"), and are incorporated herein by reference as if they were set out herein in their entirety.

Section 1.2. Certain Rules of Interpretation. The definitions set forth in Section 1.1 shall be equally applicable to both the singular and plural forms of the terms therein defined and shall cover all genders.

"Herein," "hereby," "hereunder," "hereof," "hereinbefore," "hereinafter" and other equivalent words refer to this Loan Agreement and not solely to the particular Article, Section or subdivision hereof in which such word is used.

Reference herein to an Article number (e.g., Article IV) or a Section number (e.g., Section 6.2) shall be construed to be a reference to the designated Article number or Section number hereof unless the context or use clearly indicates another or different meaning or intent.

ARTICLE II

REPRESENTATIONS

Section 2.1. Representations by the Authority. The Authority makes the following representations as the basis for the undertakings on its part herein contained:

(a) Organization and Authority. The Authority is a body politic and corporate, created by the County of Daviess, Kentucky, (the "County") and the City of Owensboro, Kentucky, and validly existing pursuant to the provisions of the Act. The Authority has all requisite power and authority under the Act to (i) issue the Series 2004A Bonds and the Series 2004B Bonds, (ii) acquire the Project Site, (iii) construct, furnish and equip the Project, (iv) lease the Project to the Company, and (v) enter into, and perform its obligations under this Lease Agreement, the Bond Purchase Agreement and the Indenture.

(b) <u>Pending Litigation</u>. There are no actions, suits, proceedings, inquiries or investigations pending, or to the knowledge of the Authority threatened, against or affecting the Authority in any court or before any governmental authority or arbitration board or tribunal, which involve the possibility of materially and adversely affecting the transactions contemplated by this Lease Agreement, the Bond Purchase Agreement or the Indenture or which, in any way, would materially and adversely affect the validity or enforceability of the Series 2004A Bonds and the Series 2004B Bonds, the Indenture, the Bond Purchase Agreement, this Lease Agreement or any agreement or instrument to which the Authority is a party and which is used or contemplated for use in the consummation of the transactions contemplated hereby or thereby.

(c) <u>Issue, Sale and Other Transactions Are Legal and Authorized</u>. The issuance and sale of the Series 2004A Bonds and the Series 2004B Bonds and the execution and delivery by the Authority of this Lease Agreement, the Bond Purchase Agreement and the Indenture, and the compliance by the Authority with all of the provisions of each thereof and of the Series 2004A Bonds and the Series 2004B Bonds (i) are within the purposes, powers and authority of the Authority, (ii) have been done in full compliance with the provisions of the Act, (iii) are legal and will not conflict with or constitute on the part of the Authority a violation of or a breach of or default under, or result in the creation of any lien, charge or encumbrance upon any property of the Authority (other than as contemplated in the Indenture) under the provisions of, any activating resolution, ordinance, by-law, indenture, mortgage, deed of trust, note agreement or other agreement or instrument to which the Authority is a party or by which the Authority is bound, or to the best of Authority's knowledge any license, judgment, decree, law, statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Authority or any of its activities or properties, and (iv) have been duly authorized by all necessary corporate action on the part of the Authority.

(d) <u>Governmental Consents</u>. Neither the nature of the Authority nor any of its activities or properties, nor any relationship between the Authority and any other person, nor any circumstance in connection with the issue, sale or delivery of any of the Series 2004A Bonds or the Series 2004B Bonds is such as to require the consent, approval or authorization of, or the filing, registration or qualification with, any governmental authority on the part of the Authority in connection with the execution, delivery and performance of this Lease Agreement, the Bond Purchase Agreement or the Indenture or the issue, sale or delivery of the Series 2004A Bonds and the Series 2004B Bonds, other than those already obtained; provided, however, no representation is made as to compliance with any federal or state securities or "blue sky" law.

(e) <u>No Defaults</u>. To the best of Authority's knowledge, no event has occurred and no condition exists with respect to the Authority which would constitute an "event of default" as defined in this Lease Agreement, the Bond Purchase Agreement or the Indenture or which, with the lapse of time or with the giving of notice or both, would become such an "event of default." The Authority is not in default under the Act or under any charter instrument, by-law or other agreement or instrument to which it is a party or by which it is bound which default would adversely affect the enforceability of the Series 2004A Bonds.

(f) <u>No Prior Pledge</u>. Neither the payments under this Lease Agreement or the Lease Agreement, nor any of the payments to be received under the Loan Agreement or the Loan Agreement have been pledged or hypothecated in any manner or for any purpose other than as provided in the Indenture as security for the payment of the Bonds.

(g) <u>Nature and Location of Project</u>. The financing of the Cost of the Project, together with related expenses, is authorized under the Act and is in furtherance of the public purpose for which the Authority was created. The Project consists of an office facility located on the Project Site in Daviess County, Kentucky.

(h) <u>Limited Obligations</u>. Notwithstanding anything herein contained to the contrary, any obligation the Authority may hereby incur for the payment of money shall not constitute an indebtedness of the Authority, the County or of the State or of any political subdivision thereof within the meaning of any state constitutional provision or statutory limitation and shall not give rise to a pecuniary liability of the Authority, the State or the County or any political subdivision thereof, or constitute a charge against the general credit or taxing power of said State or County or any political subdivision thereof or against the general credit of the Authority, but shall be limited obligations of the Authority payable solely from (i) the pledged revenues, (ii) revenues derived from the sale of the Series 2004A Bonds, and (iii) amounts on deposit from time to time for redemption pursuant to the Indenture. The Authority has no taxing power.

Section 2.2. <u>No Representation or Warranty by Authority as to Project</u>. The Authority makes no representation or warranty concerning the suitability of the Project for the purpose for which it is being undertaken by the Company. The Authority has not made any independent investigation as to the feasibility or creditworthiness of the Company. Any bond purchaser, assignee of the Lease Agreement or any other party with any interest in this transaction, shall make its own independent investigation as to the creditworthiness of the Company and the feasibility of acquiring, constructing, furnishing and equipping the Project, independent of any representation or warranties of the Authority.

Section 2.3. <u>Representations by the Company</u>. The Company makes the following representations as the basis for the undertakings on its part herein contained:

(a) <u>Organization and Power</u>. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is authorized to do business in the Commonwealth of Kentucky, and (ii) has all requisite power and authority and all necessary licenses and permits to own and operate its properties and to carry on its business as now being conducted and as presently proposed to be conducted.

(b) <u>Pending Litigation</u>. Except as set forth on <u>Schedule 2.3(b)</u> hereto, there are no proceedings pending, or to the knowledge of the Company threatened, against or affecting the Company in any court or before any governmental authority, arbitration board or tribunal which if adversely determined, would materially and adversely affect the transactions contemplated by this Lease Agreement, the Bond Purchase Agreement or the Indenture or which, in any way, would materially and adversely affect the properties, business, prospects, profits or condition (financial or otherwise) of the Company, or the ability of the Company to perform its obligations under the Company Documents. The Company is not in default with respect to an order of any court, governmental authority, arbitration board or tribunal.

(c) <u>Agreements Are Legal and Authorized</u>. The execution and delivery by the Company of each of the Company Documents to which it is a party and the compliance by the Company with all of the provisions hereof and thereof (i) are within the power of the Company, (ii) will not conflict with or result in any breach of any of the provisions of, or constitute a default under, or result in the creation of any lien, charge or encumbrance upon any property of the Company under the provisions of, any agreement, articles of incorporation, bylaws, or other instrument to which the Company is a party or by which it may be bound, or any license, judgment, decree, law, statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its activities or properties and (iii) have been duly authorized by all necessary action on the part of the Company.

(d) Governmental Consent. All authorizations, consents, approvals, licenses, exemptions of or filings or registrations with all commissions, board, courts, bureaus, agencies and instrumentalities, domestic or foreign, necessary to the valid execution, delivery and performance by the Company of each of the Company Documents to which it is a party or the offer, issue, sale or delivery by the Authority of the Series 2004A Bonds have been obtained, and such approvals remain in full force and effect.

(e) No Defaults. No Event of Default has occurred and is continuing.

(f) Compliance with Law. The Company is not in violation in any material way of any laws, ordinances, governmental rules or regulations to which it is subject and has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business, which violation or failure to obtain might materially and adversely affect the properties, business, prospects, profits or conditions (financial or otherwise) of the Company.

(g) Restrictions on the Company. The Company is not a party to any contract or agreement that materially and adversely affects the business of the Company. Except for the Reimbursement Agreement, the Company is not a party to any contract or agreement that restricts the right or ability of the Company to incur or guarantee indebtedness for borrowed money.

(h) Estimated Time of Completion of the Project. The Company estimates that the Project will be completed and ready for occupancy by December 31, 2004.

(i) Location of Project Site and Project. The Project Site and Project are located entirely within the geographical boundaries of Daviess County, Kentucky.

Section 2.4. Modification and Termination of Lease Agreement. Subsequent to the issuance of the Series 2004A Bonds and prior to their payment in full (or provision for the payment thereof having been made in accordance with the provisions of the Indenture), this Lease Agreement may not be amended, changed, modified, altered or terminated except as permitted herein and by the Indenture and with the written consent of the Company, the Trustee and the Bank.

Section 2.5. Purchase of Series 2004A Bonds by Authority and Company. Except for purchases to retire Series 2004A Bonds and purchases pursuant to the Indenture, the Authority and the Company agree that they shall not purchase any Series 2004A Bonds, directly or indirectly.

ARTICLE III

**ISSUANCE OF THE SERIES 2004A BONDS; ACQUISITION, CONSTRUCTION,
FURNISHING, EQUIPPING AND FINANCING OF PROJECT**

Section 3.1. Agreement to Construct, Furnish and Equip the Project. The Authority hereby designates the Company as its agent for all purposes of constructing, furnishing and equipping the Project, including inter alia, (i) causing the planning and design of the Project and approval thereof by all applicable regulatory agencies; (ii) causing any necessary construction bids to be secured in respect of the Project, with due regard to the provisions of Kentucky law; (iii) entering into any necessary and appropriate agreements with various vendors, contractors and suppliers to cause the construction, furnishing and equipping of the Project; and (iv) for the performance of all other duties customarily incident to the foregoing provisions of (i), (ii) and (iii). Actions heretofore taken by the Company in such respects are expressly affirmed and ratified by the Authority. The Authority and the Company agree that the construction, furnishing and equipping of the Project shall proceed with all reasonable dispatch. The Company shall cause the construction, furnishing and equipping of the Project to be completed with all reasonable speed. The Company agrees to obtain all licenses, permits and consents required for the construction, furnishing and equipping of the Project; and the Authority shall have no responsibility therefor.

Section 3.2. Agreement to Issue Series 2004A Bonds; Application of Proceeds; Construction Fund. In order to provide funds for the payment of a portion of the cost of constructing, furnishing and equipping the Project, the Authority agrees to authorize, validate, sell and cause to be delivered to the initial purchaser or purchasers thereof, the Series 2004A Bonds, in accordance with the terms and conditions of the Indenture, and it will thereupon deposit the proceeds of the Series 2004A Bonds received from said sale in the Series 2004A Account of the Construction Fund created pursuant to the Indenture. The moneys in the Series 2004A Account of the Construction Fund shall be used to finance the acquisition of the building material, supplies and equipment and construction of the Project (other than labor costs).

Section 3.3. Establishment of Completion Date. The completion date shall be evidenced to the Authority and the Trustee by a certificate in the form of Exhibit C attached hereto, signed by a Company Representative stating (a) the final costs of the Project, (b) that the construction, furnishing and equipping of the Project have been completed substantially in accordance with Section 3.1 hereof, and (c) that, except for amounts retained by the Trustee for the Cost of the Project not then due and payable, if any, the full Cost of the Project has been paid. Notwithstanding the foregoing, such certificate shall state that it is given without prejudice to any rights against third parties which exist at the date of such certificate.

Section 3.4. Company Required to Complete Project. If the proceeds derived from the sale of the Series 2004A Bonds and any investment income thereon are not sufficient to fully finance the cost of constructing, equipping and furnishing of the Project, the Company shall pay any excess costs in connection therewith with the proceeds of the Series 2004B Bonds and any investment income thereon and available therefor. The Company agrees that if, after exhaustion of the proceeds derived from the sale of the Series 2004A Bonds and the Series 2004B Bonds and investment income thereon, the Company should pay any portion of the Cost of the Project pursuant to the provisions of this Section, it shall not be entitled to any reimbursement therefor from the Authority or the Trustee nor shall it be entitled to any abatement, diminution or postponement of its payments hereunder.

Section 3.5. <u>LIMITATION OF AUTHORITY'S LIABILITY</u>. ANYTHING CONTAINED IN THIS LEASE AGREEMENT TO THE CONTRARY NOTWITHSTANDING, ANY OBLIGATION THE AUTHORITY MAY INCUR IN CONNECTION WITH THE UNDERTAKING OF THE PROJECT FOR THE PAYMENT OF MONEY SHALL NOT BE DEEMED TO CONSTITUTE A DEBT OR GENERAL OBLIGATION OF THE AUTHORITY, THE STATE OR ANY POLITICAL SUBDIVISION THEREOF, BUT SHALL BE PAYABLE SOLELY FROM THE REVENUES AND RECEIPTS DERIVED BY THE AUTHORITY FROM THIS LEASE AGREEMENT AND FROM PAYMENTS MADE PURSUANT TO THE LETTER OF CREDIT. NO PROVISION IN THIS LEASE AGREEMENT OR ANY OBLIGATION HEREIN IMPOSED UPON THE AUTHORITY, OR THE BREACH THEREOF, SHALL CONSTITUTE OR GIVE RISE TO OR IMPOSE UPON THE AUTHORITY, THE STATE OR ANY POLITICAL SUBDIVISION THEREOF A PECUNIARY LIABILITY OR A CHARGE UPON ITS GENERAL CREDIT OR THE TAXING POWERS OF THE STATE OR POLITICAL SUBDIVISION. THE AUTHORITY HAS NO TAXING POWERS. NO OFFICER OR MEMBER OF THE AUTHORITY SHALL BE PERSONALLY LIABLE ON THIS LEASE AGREEMENT.

Section 3.6. <u>Disclaimer of Warranties</u>. The Company recognizes that since the Project have been or will be constructed, furnished and equipped by the Company and by contractors and suppliers selected by the Company, NEITHER THE AUTHORITY NOR THE TRUSTEE MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO THE MERCHANTABILITY, CONDITION OR WORKMANSHIP OF ANY PART OF THE PROJECT OR ITS SUITABILITY FOR THE PURPOSES OF THE COMPANY OR THE EXTENT TO WHICH PROCEEDS DERIVED FROM THE SALE OF THE SERIES 2004A BONDS WILL PAY THE COST OF THE PROJECT TO BE INCURRED IN CONNECTION THEREWITH.

Section 3.7.   [Reserved].

Section 3.8. <u>Payments from Construction Fund</u>. Pursuant to <u>Section 4.07</u> of the Indenture, the Trustee shall use moneys in the Series 2004A Account of the Construction Fund solely to pay the Cost of the Project. Before any payment shall be made from the Series 2004A Account of the Construction Fund, there shall be filed with the Trustee:

(a)   a requisition, in the form attached hereto as <u>Exhibit B</u> (the "Requisition"), signed by an Authority Representative (who may rely upon the representations of the Company), and approved in writing by an officer of the Bank, stating to whom the payment is to be made, the amount of payment, the purpose in reasonable detail for which the obligation to be paid was incurred, which shall be paid from the Series 2004A Account of the Construction Fund, and that the obligation stated on the requisition has been incurred by the Company, on behalf of the Authority in or about the construction, furnishing or equipping of the Project, accompanied by a certificate of a Company Representative certifying that:

(1)   there has been received no written notice of any lien, right to lien or attachment upon, or claim affecting the right of the payee to receive payment of, any of the moneys payable under such requisition to any of the persons, firms, or corporations named therein;

(2)   the Requisition contains no items representing payment on account of any percentage entitled to be retained at the date of the certificate; and

(3)   no Event of Default hereunder or under the Indenture or under the Reimbursement Agreement or event which after notice or lapse of time or both would constitute an Event of Default hereunder or under the Indenture or the Reimbursement Agreement has occurred and not been waived or cured.

(b)   an invoice or other appropriate evidence of the obligation described in the Requisition; and

(c)   such other items as are required under the Reimbursement Agreement.

Upon receipt of each such requisition and accompanying certificate, the Trustee shall make payment from the Series 2004A Account in the Construction Fund in accordance with such requisition.

Section 3.9. Investment of Funds. Any moneys held in the Series 2004A Account of the Construction Fund or any other fund created under the Indenture shall be invested or reinvested by the Trustee as set forth in the Indenture, to the extent permitted by law, in the Eligible Investments (as defined in the Indenture), at the telephonic or oral direction (confirmed in writing) of a Company Representative. All such investments shall at all times be a part of the Series 2004A Account of the Construction Fund, the Series 2004A Redemption Account of the Bond Fund, as applicable, or such other account or fund created under the Indenture, and all income and profits on such investments shall be credited to, and losses thereon shall be charged against, such applicable account or fund.

Section 3.10. Depositories of Moneys and Security for Deposit. All moneys received by the Authority in connection with the issuance of the Series 2004A Bonds (other than for its reasonable fees and expenses) shall be deposited in the Series 2004A Account of the Construction Fund created under the Indenture. All such moneys deposited shall be applied in accordance with the terms and conditions and for the purposes set forth herein, in the Indenture and in the Reimbursement Agreement and shall not be subject to lien or attachment by any creditor of the Authority to the fullest extent permitted by law.

ARTICLE IV

LEASE OF THE PROJECT; PROVISIONS FOR PAYMENT

Section 4.1. Title to and Lease of the Project.

(a)   The Authority acknowledges that it has good and marketable title in fee simple to the land on which the Project is to be constructed, furnished and equipped and that the Authority will not be vested with any additional interest therein as a result of its authorization, validation, sale, or issuance of the Series 2004A Bonds, and (b) that the only security for the Series 2004A Bonds will be the Letter of Credit and the moneys deposited in the funds and accounts (or Segregated Subaccounts therein) created under the Indenture.

(b)   The Authority, as lessor, in consideration of the rents, covenants and agreements herein stated, agrees to, and does hereby lease to the Company, as lessee, and the Company, agrees to, and does hereby lease from the Authority, subject to the provisions of this Lease Agreement, the Project for the term of the Lease, as defined in Section 4.1(c), and more particularly described in Exhibit A attached hereto.

(c)   The Lease Term shall commence on the date of delivery of this Lease Agreement and, subject to earlier termination as provided herein, shall end on January 1, 2024. The Authority agrees to deliver to the Company full vacant possession of the Project at the commencement of the Lease Term and the Company agrees to accept possession of the Project upon such delivery. The Authority covenants and agrees that the Authority will not take any action, other than pursuant to Article VI of this Lease Agreement, to prevent the Company from having quiet and peaceable possession and enjoyment of the Project during the Lease Term and will, at the request of the Company, and at the Company's cost, cooperate with the Company in order that the Company may have quiet and peaceable possession and enjoyment of the Project.

(d)   The Company promises to pay the Authority, or assigns, as rent for the Project on each Lease Payment Date, the Lease Payment due on such Lease Payment Date, subject to prior prepayment as provided herein, during the term of this Lease Agreement, and to the extent permitted by law, interest on each overdue Lease Payment, at the interest rate provided in the Reimbursement Agreement for any unreimbursed draws on the Letter of Credit.

If the amount held by the Trustee in the Bond Fund should be sufficient to pay at the times required the principal or, premium, if any, and interest on the Series 2004A Bonds then remaining unpaid between the Company and Daviess County, Kentucky, dated as of February 3, 2004, then remaining unpaid and to pay all fees and expenses of the Trustee, the Authority, and the Bank (as defined in the Indenture) accrued and to accrue through final payment of the Series 2004A Bonds (provided that at any time during which a Letter of Credit is not in effect such amounts constitute Eligible Investments), then the Company shall not be obligated to make any further payments hereunder, except to the extent losses may be incurred in connection with investment of moneys in the Bond Fund.

The Authority hereby assigns all Lease Payments to the Trustee acting pursuant to the Indenture as security for the issuance of the Series 2004A Bonds issued pursuant to the Indenture. Lease Payments shall be made directly to the Trustee for the account of the Authority pursuant to such assignment and applied only to the principal of and interest on such Series 2004A Bonds or to reimburse the Bank for payments made under a drawing on the Letter of Credit and applied to payment of the principal of and interest on the Series 2004A Bonds. All obligations of the Company hereunder shall terminate when all sums due and to become due pursuant to the Indenture, this Lease Agreement, and such Series 2004A Bonds have been paid.

In addition to the payments of principal and interest specified above in this subsection (d), the Company shall also pay such additional amounts, if any, which, together with other moneys available therefor pursuant to the Indenture, may be necessary to provide for payment when due (whether at maturity, by acceleration or call for redemption, mandatory purchase, purchase upon optional tenders, sinking fund redemption or otherwise) of principal and purchase price of, premium, if any, and interest on the Series 2004A Bonds.

Section 4.2. Payment Obligations of the Company.

(a)   As consideration for the issuance of the Series 2004A Bonds, the lease of the Project to the Company and the use of the Series 2004 A Bond proceeds in accordance with the provisions of this Lease Agreement, the Company agrees (i) except as provided in subsection (b) of this Section, to make prompt payment to the Trustee, as assignee and pledgee of the Authority, for deposit in the Series 2004A Redemption Account of the Bond Fund, of all Lease Payments under this Lease Agreement as and when the same shall be due and payable, and (ii) to pay pursuant hereto sums sufficient to pay the principal and purchase price of, premium, if any, and interest on the Series 2004A Bonds (whether at maturity, upon redemption or acceleration, or otherwise) when and as the same shall be due and payable. All such payments shall be made to the Trustee at its principal office in lawful money of the United States of America, except as may be otherwise agreed to by the Trustee.

(b)   In order to provide for the payments required in subsection (a) of this Section, the Company shall cause the Bank to deliver the Letter of Credit to the Trustee simultaneously with the original issue and delivery of the Series 2004A Bonds, and hereby authorizes and directs the Trustee to draw moneys under the Letter of Credit in accordance with the provisions of the Indenture to the extent necessary to make any payments on the Series 2004A Bonds as and when the same become due. The Company shall receive as a credit against its obligations to make the payments described in subsection (a) of this Section all payments made by the Bank under the Letter of Credit and all other amounts described in Section 4.01 of the Indenture.

(c)   If the Company should fail to make any of the payments required in subsection (a) and (b) above, the item or installment which the Company has failed to make shall continue as an obligation of the Company until the same shall have been fully paid, and the Company agrees to pay the same with interest thereon at the rate per annum borne by the Series 2004A Bonds until paid in full.

(d)   In addition, the Company agrees to pay the costs, if any, of issuing the Series 2004A Bonds which are not being paid with the proceeds of the sale of the Series 2004A Bonds either by paying any or all of such costs directly or by depositing the same with the Trustee. Any monies so deposited with the Trustee shall be disbursed by the Trustee in accordance with written instructions from the Company.

(e)   Anything herein, in the Indenture or in the Series 2004A Bonds to the contrary notwithstanding, the obligations of the Company hereunder shall be subject to the limitation that the portion of Lease Payments constituting interest under this Section shall not be required to the extent that the receipt of such Lease Payment by the holder of any Series 2004A Bond would be contrary to the provisions of law applicable to such holder which limit the maximum rate of interest which may be charged or collected by such holder.

Section 4.3. Letter of Credit; Substitute Letter of Credit.

(a)   The Letter of Credit delivered to the Trustee simultaneously with the original issuance and delivery of the Series 2004A Bonds constitutes an irrevocable obligation of the Bank to pay to the Trustee, upon request and in accordance with the terms thereof, up to an amount equal to the sum of (1) the principal amount of the Series 2004A Bonds then outstanding plus (ii) an amount equal to interest for 190 days on the principal amount of each Series 2004A Bond then outstanding at the rate of ten percent (10%) per annum.

(b)   The Company shall have the option from time to time to provide the Trustee with a Substitute Letter of Credit in accordance with the provisions of Section 5.03 of the Indenture, Section 2.6 of the Reimbursement Agreement and the Letter of Credit. If at any time there shall have been delivered to the Trustee a Substitute Letter of Credit, together with the other documents and opinions required by Section 5.03 of the Indenture, then the Trustee shall accept such Substitute Letter of Credit and promptly surrender the previously held Letter of Credit to the issuer thereof for cancellation, in accordance with the terms of such Letter of Credit. If at any time there shall cease to be any Series 2004A Bonds outstanding under the Indenture, the Trustee shall promptly surrender the Letter of Credit to the issuer thereof, in accordance with the terms of such Letter of Credit, for cancellation. The Trustee shall comply with the procedures set forth in the Letter of Credit relating to the termination thereof.

Section 4.4. Administrative Expenses. The Company shall pay, or cause to be paid, an amount equal to (a) the fees and charges of the Trustee incurred in connection with the rendering of its ordinary and extraordinary services as Trustee under the Indenture, as and when the same become due, including the reasonable fees of its Counsel, (b) the fees and charges of Ross, Sinclair & Associates, Inc., the initial fiscal agent and any successors thereto (the "Fiscal Agent") for acting as Fiscal Agent for the Series 2004B Bonds, including the reasonable fees and expenses of its Counsel, (c) the fees and expenses of the Underwriter for serving as Underwriter for the Series 2004A Bonds, including the reasonable fees and expenses of its Counsel, and any other amounts due and payable to the Underwriter under the Bond Purchase Agreement, (d) the fees and expenses of the Rating Agency for issuing and maintaining its securities rating on the Series 2004A Bonds, (e) the reasonable out-of-pocket expenses, administrative expenses and Counsel fees of the Authority, and (f) any and all expenses payable by the Company to the Bank under the Reimbursement Agreement. The Company may, without constituting grounds for an Event of Default hereunder, withhold payment of any such fees and charges of the Trustee or the Fiscal Agent, to contest in good faith the necessity for any extraordinary services of the Trustee and the reasonableness of any extraordinary expenses of the Trustee, or to contest in good faith the necessity for any services performed and expenses paid or incurred by, and the reasonableness of any fees, charges or expenses of, the Fiscal Agent. If the Company should fail to make any of the payments required in this Section, the item or installment which the Company has failed to make shall continue as an obligation of the Company until the same shall have been fully paid, with interest thereon at the rate per annum borne by the Series 2004A Bonds until paid in full.

Section 4.5. Obligations of the Company Absolute and Unconditional. Subject to the provisions of Section 6.5 hereof, the obligations of the Company to make or to cause (pursuant to the Letter of Credit) to be made the payments required in Sections 4.2 and 4.4 and to perform and observe the other agreements on its part contained herein shall be absolute and unconditional and shall not be subject to diminution by set-off, counterclaim, abatement or otherwise by reason of any action or inaction of the Trustee, the Authority or any third party. Until such time as the principal of, and the interest on, the Series 2004A Bonds shall have been paid in full, the Company (a) will not suspend or discontinue any payments provided for in Sections 4.2 and 4.4 except to the extent the same have been prepaid, (b) will perform and observe all its other agreements contained herein, and (c) except as provided in Article VII hereof, will not terminate this Lease Agreement for any cause, including, without limiting the generality of the foregoing, any acts or circumstances that may constitute failure of consideration, sale, loss, eviction or constructive eviction, destruction of or damage to the Project, condemnation, commercial frustration of purpose, any change in the tax or other laws of the United States of America or of the State or any political subdivision of either, or any failure of the Authority to perform and observe any agreement, whether express or implied, or any duty, liability or obligation arising out of or in connection herewith or with the Indenture. Notwithstanding the foregoing, the obligation of the Company to make payments hereunder shall be satisfied and discharged to the extent moneys are received by the Trustee pursuant to the Letter of Credit. Nothing contained in this Section shall be construed to release the Authority from the performance of any of the agreements on its part herein contained; and if the Authority should fail to perform any such agreement, the Company may institute such action against the Authority as the Company may deem necessary to compel performance so long as such action shall not impair the agreements on the part of the Company hereunder.

Nothing contained herein shall be construed as a waiver of any rights which the Company may have against the Authority under this Lease Agreement, or against any person under this Lease Agreement, the Indenture or otherwise, or under any provision of law; provided, however, that the Company shall pursue any rights or remedies against the Authority, the Trustee, any Bondholder or any third party in connection herewith, or in connection with the Indenture or in any way otherwise relating to the Series 2004A Bonds and security therefor only in a separate action, and not by way of any set-off, counterclaim, cross-claim or third party action in any suit brought to enforce the rights of the Series 2004A Bondholders, the Trustee or the Authority under this Lease Agreement, the Indenture or in any way otherwise in connection herewith; and provided further, that in order to preserve the right of the Company to raise such issues in any separate suit, any claim of the Company which, but. for this <u>Section 4.5</u>, would be a compulsory counterclaim, shall be identified as such in the first responsive pleading filed by the Company to any action brought by the Authority, Trustee, any Series 2004A Bondholder or any person.

Section 4.6. <u>Company Consent to Assignment of Lease Agreement and Execution of Indenture</u>. The Company understands that the Authority will, pursuant to the Indenture and as security for the payment of the principal of, premium, if any, and the interest on the Series 2004A Bonds, assign and pledge to the Trustee, and create a security interest in favor of the Trustee in certain of its rights, title and interest in and to this Lease Agreement reserving, however, the unassigned rights; and the Company hereby agrees and consents to such assignment and pledge. The Company acknowledges that it has received a copy of the Indenture and consents to the execution of the same by the Authority; provided, however, such consent does not constitute a representation as to the accuracy of any representations or warranties made thereunder.

Section 4.7. <u>Company's Performance Under Indenture</u>. The Company agrees, for the benefit of the Series 2004A Bondholders, to do and perform all acts and things contemplated in the Indenture to be done or performed by it.

ARTICLE V

<u>PARTICULAR AGREEMENTS</u>

Section 5.1. <u>Maintenance, Operation and Insuring of Project; Taxes, No Operation of Project by Authority</u>. The Company hereby agrees that it will, at its own expense, maintain and operate all portions of the Project during their useful lives or until they are replaced with facilities necessary in their operation. The Company further agrees that, except for taxes contested in good faith, it will pay all taxes levied with respect to the Project, including, without limitation, any sales or other excise taxes of the State which the State or any revenue or tax collection agency or department thereof of competent jurisdiction makes a final determination after the completion of the Project are due and payable to the State, and the income therefrom and that it will at its own expense keep the Project adequately insured by financially sound and reputable insurers, of a character usually insured by similar Persons engaged in the same or similar business and will at all times maintain adequate insurance against its liability for injury to Persons or property, which insurance shall be by financially sound and reputable insurers and shall without limitation provide the following coverages: comprehensive general liability, workers compensation and automobile liability. Evidence of such insurance will be furnished to the Bank and, if there is no Bank, to the Trustee upon request. Each insurance policy maintained by the Company related to the Project shall name the Authority, the Trustee and the Bank as additional insureds and shall contain a provision to the effect that the insurance company shall not cancel the same without first giving notice thereof to the Authority, the Trustee and the Bank at least thirty days in advance of such cancellation. Nothing contained in this Lease Agreement shall be deemed to authorize or require the Authority to operate the Project or to conduct any business enterprise in connection therewith. Subject to the terms of the Mortgage and Security Agreement of even date herewith made by the Authority and the Company to the Trustee (as amended, supplemented or restated to the date hereof, the "Mortgage"), the Company may make alterations and additions to the Project without the consent of the Authority, so long as such alteration or addition does not violate the terms of this Lease Agreement or the Loan Agreement.

Section 5.2. Authority's, Bank's, Trustee's, Fiscal Agent's Expenses; Release and Indemnification Provisions. The Company agrees, whether or not the transactions contemplated by the Company Documents and the Indenture shall be consummated, to indemnify and hold harmless the Authority and its officers, commissioners, directors, officials, employees and agents, including the Trustee, the Fiscal Agent, the Bank and counsel to the foregoing (any and all of the foregoing being hereinafter referred to as the "Indemnified Persons"), from and against any and all claims, actions, suits, proceedings, expenses, judgments, damages, penalties, fines, assessments, liabilities, charges or other costs (including, without limitation, all attorneys' fees and expenses incurred in connection with enforcing this Lease Agreement or collecting any sums due hereunder and any claim or proceeding or any investigation in connection therewith) relating to, resulting from or in connection with (a) any cause whatsoever in connection with the Project, including, without limitation, the acquisition, design, construction, installation, equipping, operation, maintenance or use thereof or the financing thereof including any expenses arising from the failure to make payment of principal and interest on the Series 2004A Bonds; (b) any act or omission of the Company or any of its agents, contractors, servants, employees or licensees, in connection with the Project; (c) the issuance and sale of the Series 2004A Bonds; and (d) a misrepresentation or breach of warranty by the Company hereunder. This indemnity is effective only with respect to any loss incurred by the Indemnified Persons not due to willful misconduct, gross negligence, or bad faith on the part of such Indemnified Persons. In case any action or proceeding shall be brought against one or more of the Indemnified Persons and in respect of which indemnity may be sought as provided herein, such Indemnified Person or Indemnified Persons shall promptly notify the Company in writing and the Company shall promptly assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person or Indemnified Persons, payment of all expenses and the right to negotiate and consent to settlement; but the failure to notify the Company as provided herein shall not relieve the Company from any liability that it may have (1) under this Section, so long as the Company is given the reasonable opportunity to defend such claim, and (ii) otherwise than under this Section. Any one or more of the Indemnified Persons shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the reasonable fees and expenses of such counsel shall be at the expense of such Indemnified Persons or Indemnified Persons unless (x) the employment of such counsel has been specifically authorized in writing by the Company, (y) the named parties to any such action (including any impleaded parties) include both the Company and such Indemnified Person or

Indemnified Persons and representation of both the Company and such Indemnified Person or Indemnified Persons by the same counsel would be inappropriate due to actual or potential differing interests between them, or (z) the Indemnified Person or Indemnified Persons have been advised that one or more legal defenses may be available to any or all of them which may not be available to the Company in which case the Company shall not be entitled to assume the defense of such suit notwithstanding its obligation to bear the fees and expenses of such counsel. The Company shall not be liable for any settlement of any such action effected without its consent, but if settled with such consent or if there is a final judgment in any such action with or without consent, the Company agrees to indemnify and hold harmless the Indemnified Person or Indemnified Persons from and against any loss by reason of such settlement or judgment.

The provisions of this Section shall survive the termination of this Lease Agreement.

Section 5.3. Maintenance of Existence. The Company agrees that so long as any Series 2004A Bonds remain outstanding it shall maintain its existence as a corporation organized under the laws of the State of Delaware and shall not merge or consolidate with any other entity and shall not transfer or convey all or substantially all of its property, assets and licenses; provided, however, the Company may, without violating any provision hereof:

(a)   sell or otherwise dispose of obsolete, worn out, or defective equipment or equipment or other property of rights no longer necessary to the operation of the Pipeline; provided, that (i) the cumulative book value of the equipment or other property sold or disposed of in connection with any transaction permitted pursuant to this clause (a) shall not exceed five million dollars ($5,000,000) and (ii) except in the case of obsolete equipment and equipment or other property or rights no longer necessary to the operation of the Pipeline, such equipment is promptly replaced by the Company with suitable substitute equipment of substantially the same character and quality and at least equivalent useful life and utility to the extent that the failure to replace such equipment could reasonably be expected to have a Material Adverse Effect (as defined in the Reimbursement Agreement);

(b)   sell or otherwise dispose of equipment or other property in the ordinary course of the business of the Company; provided, that (i) at the time of such sale or disposition and after giving effect thereto, no Event of Default exists, (ii) the cumulative book value of the equipment or other property sold or disposed of in connection with (A) any one transaction permitted pursuant to this clause (b) shall not exceed five million dollars ($5,000,000) and (B) all transactions permitted pursuant to this clause (b) in the aggregate shall not exceed ten million dollars ($10,000,000), and (iii) the proceeds received from such sale or disposition are applied promptly to the replacement of such sold or disposed property with property of the same character and quality and at least equivalent useful life and utility to the extent that the failure to replace such equipment could reasonably be expected to have a Material Adverse Effect (as defined in the Reimbursement Agreement); and

(c)   sell Permitted Investments for cash or other Permitted Investments.

Section 5.4. Agreement of Authority Not to Assign or Pledge. Except for the assignment and pledge of the Trust Estate in the Indenture, the Authority agrees that it will not attempt to further assign, pledge, transfer or convey its interest in or create any assignment, pledge, lien, charge or encumbrance of any form or nature with respect to any of the property, moneys, securities and rights granted by the Authority to the Trustee under the Granting Clause of the Indenture.

Section 5.5. <u>Redemption of Series 2004A Bonds</u>. With the written consent of the Bank, the Authority or the Trustee, at the request at any time of the Company and if the Series 2004A Bonds are then redeemable, shall forthwith take all steps that may be necessary under the applicable redemption provisions of the Indenture to effect redemption of all or any portion of the Series 2004A Bonds, as may be specified by the Company, on the earliest redemption date on which such redemption may be made under such applicable provisions or upon the date set for the redemption by the Company pursuant to <u>Article VII</u> hereof. As long as the Company is not in default hereunder and the Authority is not obligated to call Series 2004A Bonds pursuant to the terms of the Indenture, neither the Authority nor the Trustee shall redeem any Series 2004A Bond prior to its stated maturity unless requested to do so in writing by the Company.

Section 5.6. <u>Reference to Series 2004A Bonds Ineffective After Series 2004A Bonds Paid</u>. Upon payment in full of the Series 2004A Bonds and all fees and charges of the Trustee, the Bank and the Fiscal Agent, all references herein to the Series 2004A Bonds, the Fiscal Agent and the Trustee shall be ineffective and neither the Authority, the Fiscal Agent, the Trustee nor the holders of any of the Series 2004A Bonds shall thereafter have any rights hereunder and the Company shall have no further obligation hereunder, saving and excepting those that shall have theretofore vested and any right of any Indemnified Person (as defined in <u>Section 5.2</u>) to indemnification under <u>Section 5.2</u>, which right shall survive the payment of the Series 2004A Bonds and the termination of this Lease Agreement. Reference is hereby made to the Indenture which sets forth the conditions upon the existence or occurrence of which payment in full of the Series 2004A Bonds shall be deemed to have been made.

Section 5.7. <u>Assignment. Sale or Lease of Project</u>. The Company may assign its interest in this Lease Agreement and may sell, lease or otherwise dispose of the Project, in whole or in part, provided that (a) the purchaser, lessee or transferee ("Transferee") in such transaction shall be bound by the terms and provisions of this Lease Agreement and (b) such transaction shall not affect the liability of the Bank under the Letter of Credit or violate the terms of the Reimbursement Agreement. In the event a Transferee comes into title of the leasehold estate created by this Lease Agreement, the Transferee shall have the rights of the Company under this Lease Agreement. Provided, however, Transferee shall not be liable for any default of the Company existing prior to the date it comes into title of such leasehold estate other than the payment of any rent subject to the provisions of <u>Section 4.2(b)</u> hereof. The Authority hereby specifically acknowledges the assignment of the Lease Agreement to Bank and agrees that any landlord's lien which the Authority may have against the Project shall be subordinate to any lien or encumbrance which the Bank may have against the Project.

Section 5.8. <u>Financing Statements</u>. The Company hereby covenants and agrees with the Authority and the Trustee that it shall furnish to the Bank, quinquennially on or before January 1 of each fifth year (commencing on or before January 2009) an Opinion of Counsel in a form acceptable to the Bank, to the effect that all necessary or appropriate financing or continuation statements have been filed, and all other action has been taken, to perfect and validate continuously from the date hereof the security interests granted by this Lease Agreement or the Indenture.

Section 5.9. <u>Compliance with Reimbursement Agreement</u>. The Company hereby covenants and agrees that it will comply with all covenants and obligations applicable to it in the Reimbursement Agreement from time to time in effect or, if the Reimbursement Agreement is terminated prior to the termination of this Lease Agreement, the Company agrees to comply with all covenants and obligations applicable to it in the Reimbursement Agreement as in effect immediately prior to the termination thereof until the termination of this Lease Agreement and the payment of the Company's obligation hereunder.

Section 5.10. <u>Inspection of Project</u>. The Authority, the Trustee and their duly authorized agents shall have the right upon reasonable notice and at reasonable times to enter upon any part of the premises of the Company at which the Project is located and examine and inspect the same as may be reasonably necessary for the purpose of determining whether the Company is in compliance with its obligations under Section 5.1 or in the event of failure of the Company to perform its obligations under Section 5.1, and the Authority, the Trustee and their duly authorized agents shall also have the right at all reasonable times to examine the books and records of the Company insofar as such books and records relate to the acquisition, construction, furnishing, equipping and maintenance of the Project.

Section 5.11. <u>Project List</u>. The Company shall maintain at the Project Site a list setting forth in reasonable detail all items constituting the Project.

Section 5.12. <u>No Warranty of Condition or Suitability by Authority</u>. The Company recognizes that the Authority does not deal in goods of the kind comprising components of the Project or otherwise hold itself out as having knowledge or skill peculiar to the practices or goods involved in the Project, and that the Authority is not one to whom such knowledge or skill may be attributed by its employment of an agent or broker or other intermediary who by his occupation holds himself out as having such knowledge or skill. The Company further recognizes that since the components of the Project have been and are to be designated and selected by the Company, THE AUTHORITY HAS NOT MADE AN INSPECTION OF THE PROJECT OR OF ANY FIXTURE OR OTHER ITEM CONSTITUTING A PORTION THEREOF, AND, EXCEPT AS OTHERWISE PROVIDED HEREIN, THE AUTHORITY MAKES NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED OR OTHERWISE, WITH RESPECT TO THE SAME OR TO THE LOCATION, USE, DESCRIPTION, DESIGN, MERCHANTABILITY, FITNESS FOR USE FOR ANY PARTICULAR PURPOSE, CONDITION OR DURABILITY THEREOF, TO THE QUALITY OF THE MATERIAL OR WORKMANSHIP THEREIN, IT BEING AGREED THAT ALL RISKS INCIDENT THERETO ARE TO BE BORNE BY THE COMPANY. IN THE EVENT OF ANY DEFECT OR DEFICIENCY OF ANY NATURE IN THE PROJECT OR ANY FIXTURE OR OTHER ITEM CONSTITUTING A PORTION THEREOF, WHETHER PATENT OR LATENT, THE AUTHORITY SHALL HAVE NO RESPONSIBILITY OR LIABILITY WITH RESPECT THERETO. THE PROVISIONS OF THIS SECTION HAVE BEEN NEGOTIATED AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY WARRANTIES OR REPRESENTATIONS BY THE AUTHORITY, EXPRESS OR IMPLIED (TO THE EXTENT PERMITTED BY APPLICABLE LAW), WITH RESPECT TO THE PROJECT OR ANY FIXTURE OR OTHER ITEM CONSTITUTING A PORTION THEREOF, WHETHER ARISING PURSUANT TO THE U.C.C. OR ANOTHER LAW NOW OR HEREAFTER IN EFFECT OR OTHERWISE.

Section 5.13. With Respect to the Project, all insurance proceeds payable in connection with a casualty and all condemnation proceeds payable to the Company in connection with a taking shall be paid to the Bank and shall be applied by the Bank in accordance with the terms of the Mortgage. The Authority agrees that the only condemnation proceeds to which it is entitled are those for the fee interest in the Project Site, its reversionary interest in the improvements and its interest in this Lease Agreement.

ARTICLE VI

EVENTS OF DEFAULT AND REMEDIES

Section 6.1. <u>Events of Default Defined</u>. The following shall be "Events of Default" hereunder and the term "Event of Default" shall mean, whenever it is used herein, any one or more of the following events:

(a) failure by the Company to make any principal payment required to be made under Section 4.2(a) when due;

(b) failure by the Company to make any payment required to be made under the Loan Agreement when due or within any applicable cure period;

(c) failure by the Company to observe or perform any agreement hereunder or on its part to be observed or performed, other than as referred to in subsection (a) of this Section, for a period of thirty (30) days after receipt of written notice of such failure, specifying such failure and requesting that it be remedied, given to the Company and to the Bank by the Authority or the Trustee, unless the Authority and the Trustee shall agree in writing to an extension of such time prior to its expiration; provided, however, if the failure stated in the notice cannot be corrected within the applicable period, the Authority and the Trustee will not unreasonably withhold their consent to an extension of such time if it is possible to correct such failure and corrective action is instituted by the Company or the Bank within the applicable period and diligently pursued until the failure is corrected;

(d) any representation by or on behalf of the Company contained in this Lease Agreement or in any instrument furnished in compliance with or in reference to this Lease Agreement proves false or misleading in any material respect as of the date of the making or furnishing thereof;

(e) an "Event of Default", as defined in the Indenture, occurs under the Indenture and is not cured or continues beyond any applicable grace period;

(f) an "Event of Default", as defined in the Reimbursement Agreement, has occurred under the Reimbursement Agreement and is not cured or continues beyond any applicable grace period; or

(g) an "Event of Default", as defined in the Loan Agreement, occurs under the Loan Agreement and is not cured or continues beyond any applicable grace period;

provided, however, that the occurrence of an event described in Section 6.1(d) shall not constitute an "event of default" hereunder, without the prior consent of the Bank.

The Company and the Authority hereby authorize the Bank to do any and all things necessary to correct any default described in paragraph (c) above on behalf of the Company.

The foregoing provisions of subsection (c) of this Section are subject to the following limitations: If by reason of force majeure, the Company is unable in whole or in part to carry out the agreements on its part therein referred to, the failure to perform such agreements due to such inability shall not constitute an event of default nor shall it become an event of default upon appropriate notification to the Company or the passage of the stated period of time. The term "force majeure" as used herein shall mean, without limitation, the following: acts of God; strikes, lockouts or other industrial disturbances; acts of public enemies; orders of any kind of the government of the United States of America or of the State or any of their departments, agencies, political subdivisions or officials, or any civil or military authority; insurrections; riots; epidemics; landslides; lightning; earthquakes; fires; hurricanes; tornadoes; storms; floods; washouts; droughts; arrests; restraint of government and people; civil disturbances; explosions; breakage or accident to machinery, transmission pipes or canals; partial or entire failure of utilities; or any other cause or event not reasonably within the control of the Company. The Company agrees, however, to remedy with all reasonable dispatch the cause or causes preventing the Company from carrying out its agreements; provided, that the settlement of strikes, lockouts and other industrial disturbances shall be entirely within the discretion of the Company, and the Company shall not be required to make settlement of strikes, lockouts and other industrial disturbances by acceding to the demands of the opposing party or parties when such course is, in the judgment of the Company, unfavorable to the Company.

Section 6.2. Remedies. Whenever an Event of Default shall have happened and be continuing, the Trustee, as the assignee and pledgee of the Authority under the Indenture, shall take any one or more of the following remedial steps, subject to Section 8.14 of the Indenture:

(a) The Trustee may declare all payments of principal and accrued interest required to be made under the Note to be immediately due and payable, whereupon the same shall become immediately due and payable. Contemporaneously with such declaration, the Trustee shall notify the Company and the Authority that the Note has been accelerated. If the Trustee elects to exercise the remedy afforded in this subsection (a) the amount then due and payable by the Company as accelerated payments shall be the sum of (1) the aggregate principal amount of the outstanding Series 2004A Bonds, (ii) all interest on the Series 2004A Bonds then due and to become due to the date of payment of the principal of the Series 2004A Bonds, and (iii) all other amounts due and payable to the Authority, if any, to the Series 2004A Bondholders or to the Trustee with respect to the payment of the Series 2004A Bonds, including Counsel reasonable fees actually incurred;

(b) Subject to the provisions of Section 6.5 hereof, the Trustee may take whatever action at law or in equity may appear necessary or desirable to collect any sums then due and thereafter to become due hereunder or to enforce performance and the observance of any agreement of the Company hereunder; and

(c) the Trustee may exercise any remedies provided under the Indenture.

Any amounts collected pursuant to action taken under this Section shall be paid into the Series 2004A Redemption Account of the Bond Fund and applied in accordance with the provisions of the Indenture and after Payment in Full of the Series 2004A Bonds and the payment of any costs occasioned by an Event of Default hereunder, any excess moneys in the Series 2004A Redemption Account of the Bond Fund shall be returned to the Company.

The Company hereby authorizes the Trustee to draw moneys under the Letter of Credit in accordance with the Indenture upon a declaration of acceleration of payment of the Series 2004A Bonds in an amount equal to (i) the aggregate principal amount of all outstanding Series 2004A Bonds and (ii) all interest on the Series 2004A Bonds due and to become due to the date of payment. The obligation of the Company to accelerate payment of all payments required to be made by the Company pursuant to

Section 4.2 upon a declaration of acceleration of payment of the Series 2004A Bonds shall be deemed satisfied and discharged by a corresponding drawing and payment under the Letter of Credit.

Section 6.3. <u>No Remedy Exclusive</u>. Subject to the provisions of Section 6.5, no remedy herein conferred upon or reserved to the Trustee is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy hereunder or now or hereafter existing at law, in equity or by statute. No delay or omission to exercise any right or power accruing upon the occurrence of any event of default shall impair any such right or power or shall be construed to be a waiver thereof, but any such right or power may be exercised from time to time and as often as may be deemed expedient. The Trustee and the holders of the Series 2004A Bonds, subject to the provisions of the Indenture, shall be entitled to the benefit of all agreements herein contained.

Section 6.4. <u>Agreement to Pay Counsel Fees and Expenses</u>. If there should occur a default or an Event of Default hereunder and the Trustee or the Authority should employ Counsel or incur other reasonable expenses for the collection of sums due hereunder or the enforcement of performance or observance of any agreement on the part of the Company herein contained, the Company agrees that it will on demand therefor pay to the Trustee or the Authority the reasonable fee of such Counsel and such other reasonable expenses so incurred by the Trustee or the Authority.

Section 6.5. <u>Waiver of Events of Default and Rescission of Acceleration</u>. If, in compliance with the requirements of <u>Section 8.10</u> of the Indenture, the Trustee shall waive any event of default as therein defined with the written consent of the Bank and its consequences or rescind any declaration of acceleration of payments of the principal of and interest on the Series 2004A Bonds, such waiver shall also waive any event of default hereunder and its consequences and such rescission of a declaration of acceleration of the principal of and interest on the Series 2004A Bonds shall also rescind any declaration of any acceleration of all payments required to be made under <u>Section 4.2</u>. In case of any such waiver or rescission, or in case any proceeding taken by the Trustee on account of any such event of default shall have been discontinued or abandoned or determined adversely, then and in every such case the Authority, the Company, the Trustee, the Bank and the holders of the Series 2004A Bonds shall be restored to their former positions and rights hereunder, but no such waiver or rescission shall extend to any subsequent or other event of default or impair any right consequent thereon.

ARTICLE VII

PREPAYMENT AND PURCHASE UNDER AGREEMENT

Section 7.1. <u>Option to Prepay</u>.

(a) The Company shall have the option on or after January 1, 2014 (with the consent of the Bank) to prepay the amounts due under <u>Section 4.2</u> prior to the maturity of the Series 2004A Bonds in whole at any time or in part at any time and to direct the Trustee to redeem the Series 2004A Bonds in whole or in part pursuant to the Indenture. To exercise the option granted in this subsection, the Company shall, not less than 45 days prior to the redemption date on which the Company elects to cause such prepayment, give written notice to the Authority, the Bank and Trustee of its intention to prepay such amounts and shall specify therein the principal amount of Series 2004A Bonds to be redeemed upon such date. Upon the exercise of any such option, the Company shall direct the Trustee to redeem the

Series 2004A Bonds in whole or in part on the date specified in such notice and shall make arrangements satisfactory to the Trustee for the giving of the required notice of redemption of the Series 2004A Bonds. On or before the redemption date, sufficient Available Moneys shall be on deposit with the Trustee to redeem the Series 2004A Bonds as provided in the Indenture; provided however, that the obligation of the Company to make any such payment shall be deemed to be satisfied and discharged to the extent of the corresponding drawing and payment made under the Letter of Credit. In addition, if the Company elects to prepay the amounts due under Section 4.2 in full, it shall pay to the Trustee or make provision for the payment satisfactory to the Trustee of an amount of money equal to the Trustee's and Fiscal Agent's reasonable and agreed upon fees and expenses accrued and to accrue through such redemption date.

Section 7.2. Agreement to Purchase Project.

(a)   The Company agrees that the Company will purchase and the Authority agrees that the Authority will sell the Project to the Company or its assigns for One Dollar ($1.00) upon full payment of the Series 2004A Bonds or provision for payment thereof having been made in accordance with the provisions of the Indenture. Upon the purchase of the Project by the Company, this Lease Agreement shall terminate.

(b)   Upon purchase of the Project as provided in subsection (a) above, the Authority will upon payment of the purchase price deliver or cause to be delivered to the Company or its assigns, documents conveying to the Company the Project being purchased, as such Project then exists, subject to the following: (i) those encumbrances, if any, to which said property was subject upon the date of issue of the Series 2004A Bonds; (ii) those security interests, liens and encumbrances created by the Company or to the creation or suffering of which the Company consented; and (iii) those security interests, liens and encumbrances resulting from the failure of the Company to perform or observe any of the agreements on the Company's part contained in this Lease Agreement.

Section 7.3. Obligations After Payment of Series 2004A Bonds and Termination of Lease Agreement. Notwithstanding anything contained herein to the contrary, the obligations of the Company contained in Sections 4.2(d), 4.4, 5.2 and 6.4 shall continue after payment of the Series 2004A Bonds and termination of this Lease Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. Term of Agreement. Except as provided in Sections 5.2 and 6.5, this Lease Agreement shall terminate when Payment in Full of the Series 2004A Bonds shall have been made.

Section 8.2. Notices. All notices, approvals, consents, requests and other communications hereunder shall be in writing and shall be deemed to have been given (i) when delivered by hand or sent by overnight courier, or (ii) when mailed by first class registered or certified mail, return receipt requested, postage prepaid, and addressed as follows or (unless specifically prohibited) when telexed or telecopied to the telex or telecopy numbers as follows:

(1)   If to the Authority:

Owensboro-Daviess County Industrial Development Authority
335 Frederica Street
P. O. Box 825
Owensboo, Kentucky 42302-0825
270.926.7888

(2)   If to the Company:

Southern Star Central Gas Pipeline, Inc.
3800 Frederica Street
Owensboro, Kentucky 42301
270.852.5000
270.683.5373 – fax

with a copy
to: Southern Star Central Gas Corp.
c/o AIG Highstar Capital, L.P.
599 Lexington Ave., 25th Floor
New York, New York 10022
Attn: Michael Walsh
646.735.0558
646.735.0795 – fax

(3)   If to the Trustee:

U.S. Bank National Association
425 Walnut Street
Cincinnati, Ohio 45201
513.632.4427
513.632.5511 – fax

(4)   If to the Bank:

U.S. Bank National Association
700 Frederica Street
Owensboro, Kentucky   42301
270.926.5353
270.926.5303 – fax

A duplicate copy of each notice, approval, consent, request or other communication given hereunder by the Authority, the Company, the Trustee or the Bank to any one of the others shall also be given to all of the others. The Authority, the Company, the Trustee and the Bank may, by notice given hereunder,

designate any further or different addresses to which subsequent notices, approvals, consents, requests or other communications shall be sent or persons to whose attention the same shall be directed.

Section 8.3. Binding Effect. This Lease Agreement shall inure to the benefit of and shall be binding upon the Authority, the Company and their respective successors and assigns.

Section 8.4. Severabilitv. If any provision hereof shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

Section 8.5. Amounts Remaining in Series 2004A Redemption Account of the Bond Fund. It is agreed by the parties hereto that any amounts remaining in the Series 2004A Redemption Account of the Bond Fund and the Series 2004A Account of the Construction Fund upon expiration or sooner termination of this Lease Agreement, after Payment in Full of the Series 2004A Bonds, payment of the fees, charges and expenses of the Trustee, the Fiscal Agent and the Bank (including, without limitation, the fees and expenses of their respective Counsel), and payment of all other amounts required to be paid under the Indenture and under the Reimbursement Agreement, shall be paid immediately to the Company by the Trustee.

Section 8.6. Reliance by Authority. The Authority shall have the right at all times to act in reliance upon the authorization, representation or certification of the Company Representative or the Trustee.

Section 8.7. Authority's Obligations Limited. Except as otherwise expressly herein provided, no recourse under or upon any obligation or agreement contained in this Lease Agreement or in any Series 2004A Bond or under any judgment obtained against the Authority, or by the enforcement of any assessment or by any legal or equitable proceeding by virtue of any constitution or statue or otherwise or under any circumstances, under or independent of the Indenture, shall be had against the Authority.

Notwithstanding anything in this Lease Agreement to the contrary, it is expressly understood and agreed by the parties hereto that (a) the Authority may rely conclusively on the truth and accuracy of any certificate, opinion, notice or other instrument furnished to the Authority by the Trustee or the Company as to the existence of any fact or state of affairs required hereunder to be noticed by the Authority; (b) the Authority shall not be under any obligation hereunder to perform any record-keeping or to provide any legal services, it being understood that such services shall be performed either by the Trustee or the Company; and (c) none of the provisions of this Lease Agreement shall require the Authority to expend or risk its own funds or to otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder, unless it shall first have been adequately indemnified to its satisfaction against the cost, expenses and liability which may be incurred thereby.

Notwithstanding anything herein contained to the contrary, any obligation which the Authority may incur under this Lease Agreement or under any instrument executed in connection herewith which shall entail the expenditure of money shall not be a general obligation of the Authority but shall be a limited obligation payable solely from the Pledged Revenues.

Section 8.8. Immunity of Directors, Officers and Employees of Authority. No recourse shall be had for the enforcement of any obligation, promise or agreement of the Authority contained in the

Indenture, this Lease Agreement or in any Series 2004A Bond issued under the Indenture for any claim based thereon or otherwise in respect thereof, against any director, officer, employee or agent, as such, in his or her individual capacity, past, present or future, of the Authority or of any successor corporation, either directly or through the Authority or any successor corporation, whether by virtue of any constitutional provision, statute or rule of law, or by the enforcement of any assignment or penalty or otherwise; it being expressly agreed and understood that the Series 2004A Bonds, the Indenture and this Lease Agreement are solely corporate obligations, and that no personal liability whatsoever shall attach to, or be incurred by, any director, officer, employee or agent, as such, past, present or future, of the Authority or of any successor, either directly or through the Authority or any successor, under or by reason of any of the obligations, promises or agreements entered into between the Authority and the Company whether contained in this Lease Agreement or to be implied therefrom as being supplemental hereto or thereto, and that all personal liability of that character against every such director, officer, employee or agent is, by the execution of this Lease Agreement and the Indenture, and as a condition of, and as part of the consideration for, the execution of this Lease Agreement and the Indenture, expressly waived and released.

Section 8.9. <u>Payments by Bank</u>. The Bank shall, to the extent of any payments made by it pursuant to the Letter of Credit, be subrogated to all rights of the Authority or its assigns (including, without limitation, the Trustee) as to all obligations of the Company with respect to which such payments shall be made by the Bank, but, so long as any of the Series 2004A Bonds remain Outstanding under the terms of the Indenture, such right of subrogation on the part of the Bank shall be in all respects subordinate to all rights and claims of the Authority for all payments which are then due and payable under the Indenture or otherwise arising under this Lease Agreement, the Indenture or the Series 2004A Bonds. The Trustee will, upon request, execute and deliver any instrument reasonably requested by the Bank to evidence such subrogation and the Trustee shall assign to the Bank its rights in any obligations of the Company with respect to which payment of the entire principal balance and accrued interest thereon shall be made by the Bank.

Section 8.10. <u>Amendments, Changes and Modifications</u>. Except as otherwise provided herein, this Lease Agreement may not be effectively amended or terminated without the written consent of the Authority, the Company and the Bank, which consent shall not be unreasonably withheld. This Lease Agreement may be modified, altered, amended or supplemented in accordance with the Indenture in order to obtain a rating of the Series 2004A Bonds by the Rating Agency.

Section 8.11. <u>Counterparts</u>. This Lease Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

Section 8.12. <u>Captions</u>. The captions and headings herein are for convenience only and in no way define, limit or describe the scope or intent of any provisions hereof.

Section 8.13. <u>Law Governing Construction of Agreement</u>. This Lease Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State.

Section 8.14. <u>No Third Party Beneficiaries</u>. It is specifically agreed between the parties executing this Lease Agreement that neither this Lease Agreement nor any of the provisions hereof are intended to establish in favor of the public or any member thereof, other than the Series 2004A Trustee and as otherwise expressly provided herein, including assignment of the Authority's rights under this Lease Agreement to the Trustee pursuant to the Indenture, the rights of a third party beneficiary hereunder, as to authorize any one not a party of this Lease Agreement to maintain a suit for personal injuries or property damage pursuant to the terms or provisions of this Lease Agreement. The duties, obligations and responsibilities of the parties to this Lease Agreement with respect to third parties shall remain as imposed by law.

Section 8.15.   The Authority acknowledges that the Bank has no liability under this Lease Agreement until the date, if any, upon which the Bank assumes the position of the tenant under this Lease Agreement.

Section 8.16.   The Authority, upon request of the Company or the Bank, will deliver to the Company and/or the Bank a written estoppel letter stating that this Lease Agreement remains in full force and effect and has not been modified and no default exists hereunder or, if the foregoing are not true, stating the reasons such statements are not true.

[Signatures on following pages]

IN WITNESS WHEREOF, the Authority and the Company have caused this Lease Agreement to be executed in their respective corporate names and attested by their authorized officers, all as of the date first above written.

OWENSBORO-DAVIESS COUNTY INDUSTRIAL DEVELOPMENT AUTHORITY

ATTEST:

By: /s/ Eric J. Davis_____   By: /s/ Dean Stanley_____

Title: Secretary   Title: President

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

ATTEST:

By:_____   By:/s/ Michael Walsh_____

Title:_____   Title:President_____

COMMONWEALTH OF KENTUCKY   )
) SS

COUNTY OF DAVIESS   )

       The foregoing instrument was acknowledged before me this January 26, 2004, by Dean Stanley**,** as Chairman, and Eric J. Davis**,** as Secretary, of **Owensboro-Daviess County Industrial Development Authority,** on behalf of the Authority.

My commission expires: /s/ Carey Haynes_____
                                       Notary Public, State at Large

9/20/06

COMMONWEALTH OF KENTUCKY   )
) SS

COUNTY OF DAVIESS   )

       The foregoing instrument was acknowledged before me this <u>January 26</u>, 2004, by <u>Michael Walsh</u>**,** serving as <u>President</u> and <u>Beverly H. Griffith</u>, serving as Secretary, of **Southern Star Central Gas Pipeline, Inc.,** a Delaware corporation, on behalf of the Company.

My commission expires: <u>/s/ Joanna Myssura</u>
1/3/06   Notary Public, State at Large

COMMONWEALTH OF KENTUCKY   )
)
COUNTY OF DAVIESS   )

       I, <u>Mike Libs</u>, Clerk in and for the County and State aforesaid, hereby certify that on this the <u>3rd</u> day of <u>February</u>, 2004, the foregoing Lease Agreement was filed in my office to be and has been together with the foregoing certificates attached hereto, recorded in Deed Book <u>778</u>, Page <u>760</u>.

                                       <u>/s/ Mike Libs by D. Campbell, dc</u>
                                       Clerk

This instrument was prepared by
the undersigned, Attorney at Law:

<u>/s/ William L. Skees, Jr.</u>
William L. Skees, Jr.
Frost Brown Todd LLC
400 W. Market Street, 32nd Flr.
Louisville, KY 40202
502-589-5400

EXHIBIT A

DESCRIPTION OF PROJECT

The construction and equipping of a new office facility for the Company located at Highway 56 just west of its intersection with Highway 81 and legally described as follows:

EXHIBIT B

SERIES A

DISBURSEMENT REQUEST

STATEMENT NO. _____ REQUESTING DISBURSEMENT OF FUNDS FROM THE CONSTRUCTION FUND PURSUANT TO SECTION 5.02 OF THE TRUST INDENTURE, DATED AS OF JANUARY 1, 2004, BETWEEN THE OWENSBORO-DAVIESS COUNTY INDUSTRIAL DEVELOPMENT AUTHORITY AND U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE, AND SECTION 3.8 OF THE LEASE AGREEMENT DATED AS OF JANUARY 1, 2004, BETWEEN THE OWENSBORO-DAVIESS COUNTY INDUSTRIAL DEVELOPMENT AUTHORITY AND SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

Pursuant to Article V, Section 5.02 of the Trust Indenture, dated as of January 1, 2004 (the "Indenture"), between the Owensboro-Daviess County Industrial Development Authority (the "Authority") and U.S. Bank National Association, as trustee (the "Trustee"), and Section 3.8 of the Lease Agreement dated as of January 1, 2004 (the "Lease Agreement") between the Authority and Southern Star Central Gas Pipeline, Inc. (the "Company"), the Authority hereby requests and authorizes the Trustee, as depository of the Construction Fund created and established under the Indenture, to pay to the payees set forth on Schedule 1 hereto, including, if applicable, the Company, out of the moneys on deposit in the Series 2004A Account of such Fund, the sums set forth on Schedule 1 with respect to each payee as payment [in part/in full] of the Cost of the Project (as defined in the Indenture) incurred in connection with the construction, furnishing, and equipping of the Project as more fully set forth in the Application and Certificate for Payment, AIA document G-702 attached hereto. Words and terms with initial capital letters used as defined words and terms herein and not otherwise defined herein shall have the meaning given them in the Indenture.

In connection with the foregoing request and authorization, the undersigned hereby certifies that:

(1) The portion of the work on the Project for which payment is being disbursed hereunder has been satisfactorily completed in accordance with the terms and conditions set forth in the Indenture, the Reimbursement Agreement and other applicable documents.

(2) Each item for which disbursement is requested hereunder is related to the construction, furnishing and equipping of the Project, is properly payable out of the Series 2004A Account of the Construction Fund in accordance with the terms and conditions of the Indenture and none of those items has formed the basis for any disbursement heretofore made from the Series 2004A Account.

(3) Each such item is or was necessary in connection with the construction, furnishing and equipping of the Project.

(4) The Project is free and clear of all liens and encumbrances for labor or material and all contractors, subcontractors and materialmen retained by the Company, and all contractors, subcontractors and materialmen performing the work on the Project have been, or upon receipt by such parties of payment of their respective amount covered by this disbursement request will be paid in full, except for

any permitted retainages and those costs which the Company is contesting in good faith and with due diligence.

(5) This statement and all exhibits hereto, including the Application and Certificate for Payment, AIA Form G-702, shall be conclusive evidence of facts and statements set forth herein and shall constitute full warrant, protection and authority to the Trustee for its actions taken pursuant hereto.

(6) The Company has obtained and has attached hereto an updating endorsement to the Owner's title Insurance Policy No. _____ (the "Title Insurance Policy") issued by _____ (the "Title Company") in the form of ALTA Form B-1970 (rev. 10-17-70), which increases the coverage provided under the Title Insurance Policy to $_____, which is no less than the sum of all amounts expended through the date hereof from all Funds plus the amount requested hereby to be disbursed, and the Title Insurance Policy as so endorsed continues to insure fee simple, indefeasible title to the Project Site in the Authority without any exception for facts or matters that would be disclosed by a survey, any exceptions for unfiled mechanic's, laborer's or materialmen's liens, parties in possession, or any other of the "Schedule B" standard or general exceptions, and subject only to zoning ordinances (if any), any real estate taxes and assessments which are a lien but not yet due and payable, and those encumbrances and matters set forth in exhibits attached hereto (the "Permitted Encumbrances").

This _____ day of _____, 200_____.

> **OWENSBORO-DAVIESS COUNTY**
> **INDUSTRIAL DEVELOPMENT**
> **AUTHORITY**

ATTEST:

By:_____   **By:**_____

Title:_____   **Title:**_____

The undersigned construction manager hereby approves this Disbursement Request and further certifies that the portion of the work on the Project for which payment is being disbursed hereunder has been satisfactorily completed in accordance with the terms and conditions set forth in the Indenture.

By:_____

       Construction Manager

SOUTHERN STAR CENTRAL GAS PIPELINE, INC.

ATTEST:

By:_____   **By:**_____

Title:_____   **Title:**_____

APPROVED BY:

U.S. BANK NATIONAL ASSOCIATION

By:_____

Title:_____

Date:_____

By:_____

Title:_____

Date:_____

EXHIBIT C

CERTIFICATE OF COMPLETION (SCHEDULE 1 TO CONSTRUCTION FUND CERTIFICATE AND REQUISITION)

The undersigned, _____, as an authorized officer of Southern Star Central Gas Pipeline, Inc. (the "Company"), hereby certifies that, pursuant to that certain Loan Agreement, dated as of January 1, 2004 (the "Agreement"), between the Company and Owensboro-Daviess County Industrial Development Authority (the "Authority"), that:

     (a) the Cost of the Project (as defined in the Indenture) was $_____;

     (b) the construction, furnishing and equipping of the Project (as defined in the Lease Agreement) have been completed substantially in accordance with Section 3.1 of the Lease Agreement;

     (c) except for amounts retained by _____, as trustee, for the Cost of the Project not then due and payable, the full Cost of the Project has been paid.

     This Certificate is given without prejudice to any rights against third parties which exist at the date of this Certificate or which may subsequently come into being.

     Given this _____ day of _____, 200____.

                                  SOUTHERN STAR CENTRAL GAS
                                  PIPELINE, INC.

ATTEST:

By:_____   By:_____

Title:_____   Title:_____

Material Litigation

United States ex rel. Grynberg v. Williams Natural Gas Co., MDL Docket No. 1293 (99-MD-1614), Civil Action No. 97-D-1428 (District of Colorado)

In 1998, the U.S. Department of Justice informed Southern Star Central Gas Pipeline, Inc. (SSCGP) that Jack Grynberg, an individual, had filed claims in the U.S. District Court for the District of Colorado and various other federal districts under the False Claims Act against SSCGP (formerly Williams Natural Gas Co.) and approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons, known as the Grynberg Litigation. The relief sought was an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys' fees and costs. On April 9, 1999, the Department of Justice announced that it was declining to intervene in any of the Grynberg qui tam cases; including the action filed against SSCGP in the U.S. District Court for the District of Colorado. On October 21, 1999, the Panel on Multi-District Litigation transferred all of the Grynberg qui tam cases, including those filed against Central, to the U.S. District Court for the District of Wyoming for pre-trial purposes. Grynberg's measurement claims remain pending against SSCGP and the other defendants. The defendants' obligation to file answers has been stayed, and thus far discovery has been limited to public disclosure/original source jurisdictional issues. Currently, certain coordinating defendants, including SSCGP, are preparing an original source motion which will argue that Grynberg does not meet the requirements for qui tam plaintiffs because he is not the original source of the allegations. The special master appointed by the United States District Court has scheduled a December 12, 2003 hearing, one of the purposes of which is to discuss procedures for raising and resolving the issues relating to subject matter jurisdiction.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 99C30, District Court, Stevens County, Kansas

On June 8, 2001, SSCGP was named as a defendant in a nationwide class action lawsuit filed in the District Court of Stevens County, Kansas. In this putative class action, the named plaintiffs (the Plaintiffs) have sued over fifty (50) defendants, including SSCGP. Asserting theories of civil conspiracy, aiding and abetting, accounting and unjust enrichment, their Fourth Amended Class Action Petition alleges that the defendants have undermeasured the volume of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On August 22, 2003, an answer to that pleading denying liability was filed on behalf of SSCGP. Despite a denial by the court on April 10, 2003 of their original motion for class certification, the Plaintiffs have indicated that they will continue to seek the certification of a class.

Will Price, et al. v. El Paso Natural Gas Co., et al., Case No. 03C23, District Court, Stevens County, Kansas

In this putative class action, the same named Plaintiffs from the action discussed above have sued the same defendants, including SSCGP. In this action, the Plaintiffs assert substantially identical legal and./or equitable theories. The Original Class Action Petition alleges that the defendants have undermeasured the BTU content of, and therefore have underpaid for, the natural gas they have obtained from or measured for Plaintiffs. On November 10, 2003, an answer to that pleading denying liability was filed on behalf of SSCGP.

KCP&L v. Bibb and Associates, et al.

KCP&L brought suit on April 3, 2001, in the Circuit Court of Jackson County, Missouri against SSCGP and numerous other defendants. The litigation arises from a boiler explosion at KCP&L's Hawthorn 5 power plant on February 17, 1999. Plaintiff's claims against SSCGP allege inadequate odorization of the natural gas transported to the plant. The action seeks damages from all defendants for rebuilding the facility as well as the cost of replacement power for the time the facility was down. SSCGP's defense is that we had no duty pursuant to our contract with KCPL to odorize at the facility, and even if we had this duty, we did odorize (due to the fact that the portion of the system involved is located in a Class 3 location and odorization is required by DOT), and that odorization levels were adequate. We have taken a number of depositions of KCPL employees, none of who allege any reason to believe that they would have had any reason to smell gas. SSCGP has retained an expert in DOT regulations to support our position that we had no duty to odorize, as well as retaining experts to support our position that odorization was adequate. A Motion for Summary Judgment on the issue of the duty to odorize, as well as other legal defenses to the claim, was filed on September 15, 2003. On December 15, 2003, SSCGP's Motion for Summary Judgment was denied by the judge. On January 15, 2004, prior to formal trial activities commencing, KCPL and Southern Star came to a settlement with regard to this claim.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Southern Star			Predecessor			
	Year Ended December 31, 2003	**For the Period November 16 through December 31, 2002**	**For the Period January 1 through November 15, 2002**	**Years Ended December 31,**			
				2001	**2000**	**1999**	
	(In thousands)			(In thousands)			
Fixed Charges:							
Interest expense	$ 42,396	$ 3,727	$ 11,710	$ 13,502	$ 11,153	$ 16,469	
Capitalized interest	209	(14)	416	639	334	357	
Fixed Charges	$ 42,605	$ 3,713	$ 12,126	$ 14,141	$ 11,487	$ 16,826	
Earnings:							
Add:							
Income (loss) before income taxes	$ 4,639	$ 1,277	$ 24,078	$ 34,589	$ 30,768	$ 31,192	
Fixed charges (calculated above)	42,605	3,713	12,126	14,141	11,487	16,826	
Deduct:							
Capitalized interest	(209)	14	(416)	(639)	(334)	(357)	
Earnings	$ 47,035	$ 5,004	$ 35,788	$ 48,091	$ 41,921	$ 47,661	
Ratio of Earnings to Fixed Charges[1]	1.10	1.35	2.95	3.40	3.65	2.83	

(1) Ratio of Earnings to Fixed Charges is computed by dividing Earnings by Fixed Charges. For purposes of this calculation, "Earnings" is Income Before Income Taxes plus Fixed Charges less capitalized interest. "Fixed Charges" is interest expense plus capitalized interest. This calculation differs from the Fixed Charge Coverage Ratio as defined in the Indenture.

Exhibit 31.1

CERTIFICATION

Statement Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings.

I, Christopher H. Lee, Chief Executive Officer of Southern Star Central Corp., certify that:

1. I have reviewed this annual report on Form 10-K of Southern Star Central Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a) – 15(e) and 15(d) – 15(e)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
By: /s/ Christopher H. Lee Christopher H. Lee	Chief Executive Officer	March 17, 2004

Exhibit 31.2


CERTIFICATION


Statement Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings.

I, Michael J. Walsh, Chief Financial Officer of Southern Star Central Corp., certify that:

1. I have reviewed this annual report on Form 10-K of Southern Star Central Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a) – 15(e) and 15(d) – 15(e)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

__Signature__	__Title__	__Date__
By: /s/ Michael J. Walsh	Chief Financial Officer	March 17, 2004
Michael J. Walsh		

Exhibit 32

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report on Form 10-K of Southern Star Central Corp. (the Company), a Delaware corporation, for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the Report), each of the undersigned, Christopher H. Lee, Chief Executive Officer of the Company, and Michael J. Walsh, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods presented in the Report.

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbane-Oxley Act of 2002 and is not intended to be used or relied upon for any other purpose.

Signature	**Title**	**Date**
By: /s/ Christopher H. Lee Christopher H. Lee	Chief Executive Officer	March 17, 2004
By: /s/ Michael J. Walsh Michael J. Walsh	Chief Financial Officer	March 17, 2004

A signed original of this written statement required by Section 906 has been provided to Southern Star Central Corp. and will be retained by Southern Star Central Corp. and furnished to the Securities and Exchange Commission or staff upon request.